As filed with the Securities and Exchange Commission on July 20, 2010.

Registration No. 333-165991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

INTRALINKS HOLDINGS, INC.

(Exact Name of Registrant As Specified in Its Charter)

Delaware	7374	20-8915510
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 East 42nd Street, 8th Floor
New York, New York 10017
(212) 543-7700

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

J. Andrew Damico
President and Chief Executive Officer
IntraLinks, Inc.
150 East 42nd Street, 8th Floor
New York, New York 10017
(212) 543-7700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Davis, Esq. Edward A. King, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Telephone: (212) 813-8800 Facsimile: (212) 355-3333	Gary Hirsch, Esq. Senior Vice President & General Counsel IntraLinks, Inc. 150 East 42nd Street, 8th Floor New York, New York 10017 Telephone: (212) 543-7700	Ronald A. Fleming, Jr., Esq. Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, NY 10036 Telephone: (212) 858-1143 Facsimile: (212) 298-9931

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐  _____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐  _____________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐  _____________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	$190,000,000	$13,547

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares of Common Stock that the underwriters have an option to purchase to cover over-allotments, if any.
(3)	A registration fee of $10,695 has been previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued July 20, 2010

11,000,000 Shares

COMMON STOCK

IntraLinks Holdings, Inc. is offering shares of its common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

We have applied to list our common stock on the New York Stock Exchange under the symbol “IL .”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 12.

PRICE $       A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to IntraLinks Holdings, Inc.
Per share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,650,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on            , 2010.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES	CREDIT SUISSE

JEFFERIES & COMPANY

LAZARD CAPITAL MARKETS

PACIFIC CREST SECURITIES

STIFEL NICOLAUS WEISEL

        , 2010

You should rely only on the information contained in this prospectus or in any free writing prospectus we file with the Securities and Exchange Commission. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until     , 2010 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: Neither we nor any of the underwriters has done anything that would permit this offering outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to “us,” “our,” “IntraLinks,” “we,” the “Company” and similar designations refer to IntraLinks Holdings, Inc. and its subsidiaries.

INTRALINKS HOLDINGS, INC.

Overview

IntraLinks is a leading global provider of Software-as-a-Service (“SaaS”) solutions for securely managing content, exchanging critical business information and collaborating within and among organizations. Our cloud-based solutions enable organizations to control, track, search and exchange time-sensitive information inside and outside the firewall, all within a secure and easy-to-use environment. Our customers rely on our cost-effective solutions to manage large amounts of electronic information, accelerate information-intensive business processes, reduce time to market, optimize critical information workflow, meet regulatory and risk management requirements and collaborate with business counterparties in a secure, auditable and compliant manner. We help our customers eliminate the inherent risks and inefficiencies of using email, fax, courier services and other existing solutions to collaborate and exchange information.

At our founding in 1996, we introduced cloud-based collaboration for the debt capital markets industry and, shortly thereafter, extended our solutions to merger and acquisition transactions. We have since enhanced our cloud-based platform (our “IntraLinks Platform”) to address the needs of a wider enterprise market, consisting of customers of all sizes across a variety of industries who use our solutions for the secure management and online exchange of information within and among organizations. Today, this enterprise market is our largest and fastest growing market and includes organizations in the financial services, pharmaceutical, biotechnology, consumer, energy, industrial, legal, insurance, real estate and technology sectors, as well as government agencies. Across all of our principal markets, we help transform a wide range of slow, expensive and information-intensive tasks into streamlined, efficient and real-time business processes. Examples of such business processes include:

•	debt capital markets transactions, including loan syndication and other financing activities;
•	due diligence for merger and acquisition transactions, initial public offerings (“IPOs”) and other strategic transactions;
•	clinical trial management and safety information exchange;
•	life sciences drug development and licensing;
•	private equity fundraising and investor reporting;
•	contract and vendor management;
•	energy exploration and production ventures; and
•	board reporting.

In the year ended December 31, 2009, over 4,300 customers across 25 industries used our IntraLinks Platform to enable collaboration among more than 400,000 end-users and approximately 50,000 organizations worldwide. In the year ended December 31, 2009, revenue from our enterprise, mergers and acquisitions (“M&A”) and debt capital markets (“DCM”) principal markets represented 39%, 36% and 25% of our total revenue, respectively, with revenue from the enterprise market increasing 55% over the year ended December 31, 2008.

Gartner, an independent market research firm, recognizes IntraLinks as the market revenue leader in the teaming and enterprise social software market with an estimated 22.5% share of the worldwide market in

2009.(1) Since our inception, over 1,000,000 professionals have used our solutions. End-users of our solutions have included professionals at the 50 largest global banking institutions, the 25 largest law firms, the 10 largest pharmaceutical companies, the 10 largest biotechnology companies and 8 of the 10 largest global energy and utility companies. The broad adoption of our cloud-based solutions across multiple industries has created end-user communities of individuals that prefer our solutions. We are able to leverage our popularity within these communities of existing users to help drive new users and business partners to collaborate using our platform.

We deliver our solutions entirely through a cloud-based model where they are available on-demand over the Internet using a multi-tenant SaaS architecture in which a single instance of our software serves all of our customers. Our business model has provided us with a high level of revenue visibility. We sell our solutions directly through an enterprise sales team with industry-specific expertise and indirectly through a customer referral network and channel partners. In 2009, we generated $140.7 million in revenue, of which approximately 33% was derived from sales across 61 countries outside of the United States. We have generated positive cash flow from operations on an annual basis since 2003, including $25.1 million in 2009. We intend to use the net cash generated from operations to fund our future growth, with most of the net proceeds of this offering being used to repay indebtedness.

The Market Opportunity

Several significant trends are driving the need for cloud-based solutions that allow users to securely manage content, exchange critical business information and collaborate within and among organizations:

•	increasingly complex, time-sensitive and information-intensive business processes that require the global exchange of critical information both inside and outside of an organization’s firewall;
•	the proliferation of unstructured electronic information within enterprises;
•	growing compliance, governance, regulatory and corporate risk management requirements;
•	rapidly changing end-user behavior and expectations for efficient online collaboration and information exchange; and
•	a greater willingness by enterprises to adopt cost-effective SaaS solutions for their mission-critical business processes.

Organizations are increasingly adopting software applications that help to address these trends. According to International Data Corporation, or IDC, an independent market research firm, the market for worldwide collaborative content workspaces is expected to grow from an estimated $9.2 billion in 2009 to $12.2 billion in 2013, representing a compound annual growth rate of 7.3%.(2) IDC defines this market as a combination of content management, team collaborative applications, search and discovery applications and enterprise portals.

Notwithstanding these trends, the status quo for information exchange and collaboration today predominantly remains email, fax or courier services. Enterprise software vendors and niche software providers have developed solutions that attempt to address the need for efficient business collaboration and secure information management and exchange, but these solutions may be difficult to implement and deploy. These services and solutions can also be severely limited in terms of security, auditability or accessibility of information, especially when collaborating across company boundaries (i.e., outside the firewall).

The IntraLinks Solution

We provide our customers with various services, including access to our cloud-based IntraLinks Platform, access to one or more pre-configured areas of the platform that we call IntraLinks Exchanges, and related customer support and other services. Our IntraLinks Platform is a highly secure and scalable, multi-tenant platform upon which we develop solutions that allow our customers to collaborate, manage and exchange critical information across organizational and geographic boundaries. The IntraLinks Platform scales from the needs of small groups and individuals within one organization to large teams of people across multiple enterprises and governmental agencies.

(1)	Gartner — Market Share: Web Conferencing, Teaming and Enterprise Social Software, Worldwide, 2009, April 2010.
(2)	IDC — Worldwide Collaborative Content Workspace 2009-2013 Forecast and 2008 Vendor Shares: A Case of Coalescing Submarkets, Doc # 219885, September 2009.

We provide organizations with value-creating solutions to address the problems associated with traditional and inefficient intra- and cross-organizational collaboration. Combining our advanced enterprise SaaS technology platform with industry-specific process expertise, superior ease of use and extensive product support, we are able to add immediate value for our customers. Our cloud-based solutions offer the following key benefits:

•	Specifically architected for cross-organizational critical information exchange and collaboration: Our technology platform is architected to enable users to manage content and work processes, and to collaborate both within and among organizations, inside and outside the firewall.
•	Secure, compliant and auditable: Our technology platform provides enterprise-class user and network security and enables organizations to more easily audit interactions and operate in compliance with regulatory provisions.
•	“Trusted hub,” neutral third-party provider: Much of the information that is shared on our platform is highly valuable and proprietary. We believe our customers choose us in part because we do not compete with them; instead we operate as a “trusted hub” between our customers and their various constituents to enable them to properly protect and exchange confidential information.
•	Easy to purchase and deploy: We deliver our solutions via a SaaS model over the Internet. This model allows our customers to easily subscribe to our service without a significant upfront capital investment or the requirement for professional services to integrate software or upgrades into their environment.
•	Ease of use and adoption: Our intuitive, easy-to-use, web-based interface enables customers to easily create an online exchange, add and permission users, and find and exchange information without the help of information technology professionals. Our solutions are accessible worldwide at any time over the Internet and are available in six languages.
•	Third generation platform with enterprise-class scalability and availability: Our solutions have been in use for over 12 years, during which time we have continued to innovate and make enhancements to performance and usability that are reflected in our third generation platform.
•	Industry-specific expertise: In addition to providing cross-industry and cross-departmental solutions, we help customers address industry-specific business processes that have unique workflow and regulatory requirements. We have a strong and knowledgeable enterprise sales and services force with specialized expertise in the industry-specific needs of our customers. Our multi-tenant architecture provides easily customizable, industry-specific templates without the need for customized on-premise software.
•	Communities of interest: The broad adoption of our solutions over time has created communities of organizations and individuals that use our solutions repeatedly. As the adoption and familiarity of our solutions within these communities grows, organizations and individuals develop a preference for our solutions to address new needs and use cases. This creates a powerful network effect that drives further adoption of our solutions as these user communities refer new users and business partners to our solutions.
•	Full service and global support to all users: Our customer service team provides live support for all end-users, regardless of whether they are direct customers or invited members to an IntraLinks Exchange. We offer full service support through our live global support help desk, which is available 24 hours per day, 7 days per week and 365 days per year in over 140 languages.

Our Growth Strategy

Our goal is to be the leading global provider of cloud-based solutions for critical information management, exchange and collaboration. The following are key elements of our strategy:

•	increase our market share in the principal markets that we target;
•	further penetrate our existing customer base and cross-sell our solutions;
•	expand into new industries;
•	broaden our sales channels to expand into new geographies;

•	continue to innovate and enhance the value of our technology platform; and
•	further leverage our global user community.

Recent Developments (Unaudited)

Our consolidated financial statements for our second fiscal quarter ended June 30, 2010 are not yet available. Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates and are the responsibility of IntraLinks. The preliminary financial results presented below are subject to the completion of our financial closing procedures. Those procedures have not yet been completed. Accordingly, these results may change and those changes may be material. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. This summary is not meant to be a comprehensive statement of our unaudited financial results for this quarter and our actual results may differ from these estimates. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward Looking Statements,” elsewhere in this prospectus.

We are providing the following preliminary results for the quarter ended June 30, 2010:

•	total revenue of approximately $41.5 to $44.5 million consisting of approximately $18.8 to $19.5 million of revenue from the enterprise market, $8.2 to $8.5 million of revenue from the DCM market, and $14.5 to $16.5 million of revenue from the M&A market; and
•	net loss of approximately $3.0 to $5.0 million.

We expect our net loss for the quarter ended June 30, 2010 to be between $3.0 million and $5.0 million, a decrease of 2% to 41% from net loss of $5.1 million for the quarter ended June 30, 2009. Our net loss for the quarter ended June 30, 2010 is expected to include an aggregate amount of between $16.0 million and $19.5 million, comprised of net interest expense, income tax benefit, depreciation and amortization, amortization of intangible assets and debt issuance costs, stock-based compensation expense and the effects of other non-operating items, including foreign exchange and changes in fair value of our interest rate swap. For the quarter ended June 30, 2009, the comparable amount was $16.4 million. We also expect our capital expenditures for the quarter ended June 30, 2010 to be between $8.2 million and $9.5 million, as compared to capital expenditures of $2.8 million for the quarter ended June 30, 2009.

Selected Risk Factors

Our business is subject to many risks and uncertainties of which you should be aware before you decide to invest in our common stock. These risks are discussed more fully under “Risk Factors” in this prospectus. Some of these risks are:

•	we have historically incurred significant net operating losses, resulting in an accumulated deficit of $71.9 million as of March 31, 2010, and our future profitability and ability to sustain positive cash flow are uncertain;
•	our operating results are likely to fluctuate, which may have an impact on our stock price;
•	we expect to have approximately $152.5 million of debt following this offering, even after application of approximately $144.2 million of the net proceeds from this offering to repay such indebtedness, which debt exposes us to risks that could adversely affect our business, operating results and financial condition;
•	failure to maintain the security and integrity of our systems could seriously damage our reputation and affect our ability to retain customers and attract new business;
•	a significant part of our business is derived from the use of our solutions in connection with financial and strategic business transactions and, if the volume of such transactions does not increase, demand for our services may not grow and could decline; and
•	our growth depends on increasing penetration into existing markets and extending into additional markets, expanding our direct sales capabilities and sustaining customer referrals from financial institutions and other users of our services.

Company and Other Information

Our business was incorporated in Delaware as “IntraLinks, Inc.” in June 1996. In June 2007, we completed a merger (the “Merger”) pursuant to which IntraLinks, Inc. became a wholly-owned subsidiary of TA Indigo Holding Corporation, a Delaware corporation formed by an investor group led by TA Associates, Inc., a prominent growth private equity firm, and Rho Capital Partners, Inc., an investment and venture capital management company and one of the principal investors in IntraLinks, Inc. since 2001. In 2010, we changed the name of TA Indigo Holding Corporation to “IntraLinks Holdings, Inc.” Our principal executive office is located at 150 East 42nd Street, 8th Floor, New York, New York 10017, and our telephone number is (212) 543-7700. Our website address is www.intralinks.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

“IntraLinks,” our IntraLinks stylized logo, “Bringing the Dataroom to the Desktop,” and “On-Demand Workspaces” are trademarks or servicemarks of IntraLinks, Inc. Other trademarks or servicemarks appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by us
11,000,000 shares
Common stock to be outstanding after this offering
49,284,964 shares
Over-allotment option to purchase additional shares
The underwriters have an option to purchase a maximum of 1,650,000 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus
Use of Proceeds
We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $150.7 million, or $173.7 million if the underwriters fully exercise their over-allotment option, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use up to approximately $171.4 million of the net proceeds from this offering to repay indebtedness. See “Use of Proceeds” in this prospectus.
Proposed New York Stock Exchange symbol
IL
Risk Factors
You should read carefully “Risk Factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.
Conflicts of Interest
We intend to use a portion of the net proceeds of this offering to repay indebtedness owed by us to affiliates of Deutsche Bank Securities Inc. who are lenders under our Holdings Senior PIK Credit Agreement. In addition, Deutsche Bank Securities Inc. will receive a fee for acting as sole arranger and bookrunner in connection with amendments to our First Lien Credit Facility and Second Lien Credit Facility. Because more than 5% of the net proceeds of this offering may be used to repay amounts owed to affiliates of Deutsche Bank Securities Inc. (who is a member of the Financial Industry Regulatory Authority (“FINRA”)), Deutsche Bank Securities Inc. may be deemed to have a “conflict of interest” with us under NASD Conduct Rule 2720 of FINRA (“Rule 2720”). Accordingly, this offering will be conducted in compliance with the requirements of Rule 2720. See “Underwriting — Conflicts of Interest” in this prospectus.

The number of shares of common stock to be outstanding after this offering is based on 38,284,964 shares outstanding as of March 31, 2010 and excludes:

•	2,486,855 shares of common stock issuable upon exercise of outstanding options as of March 31, 2010 at a weighted average exercise price of $3.97 per share (of which options to acquire 605,335 shares of common stock are vested as of March 31, 2010);
•	3,228,181 shares of our common stock reserved for future issuance under our equity incentive plans as of March 31, 2010; and
•	400,000 shares of our common stock reserved for future issuance under our 2010 Employee Stock Purchase Plan, which will become effective in connection with this offering.

Except as otherwise indicated, all information in this prospectus:

•	gives effect to our amended and restated certificate of incorporation, which will be in effect upon completion of this offering;
•	gives effect to the conversion of all outstanding shares of our Series A redeemable convertible preferred stock into an aggregate of 35,101,716 shares of our common stock upon the completion of this offering; and
•	assumes no exercise by the underwriters of their option to purchase up to an additional 1,650,000 shares of our common stock in this offering to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data presented below under “Consolidated Statement of Operations Data” for the periods January 1, 2007 through June 14, 2007 (“Predecessor period”) and June 15, 2007 through December 31, 2007 (“Successor period”) as well as for the years ended December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 is presented giving effect to the Merger as if it had occurred on January 1, 2007. The unaudited pro forma consolidated results of operations for the year ended December 31, 2007 are based on our historical audited consolidated statement of operations included elsewhere in this prospectus, adjusted to give pro forma effect to the Merger. Management believes this presentation provides a meaningful comparison of operating results enabling twelve months of 2007 to be compared with 2008 and 2009, adjusting for the impact of the Merger. The unaudited pro forma consolidated statement of operations is for informational purposes only and does not purport to represent what our actual results of operations would have been if the Merger had been completed as of January 1, 2007.

The summary consolidated statement of operations data for the first three months of 2009 and 2010 and the summary consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of financial information set forth in those statements,

Our historical results are not necessarily indicative of future operating results, and the results for the first three months of 2010 are not necessarily indicative of results to be expected for the full year or for any other period. You should read this summary consolidated financial data in conjunction with the sections entitled “Capitalization,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Predecessor	Successor		Pro Forma Year Ended December 31, 2007 (1)	Successor		Successor
(In Thousands, Except Share and per Share Amounts)	January 1 through June 14, 2007	June 15 through December 31, 2007	Pro Forma Adjustments (1)		Year Ended December 31, 2008	Year Ended December 31, 2009	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010
Consolidated Statement of Operations Data:
Revenue	$51,928	$70,786	—	$122,714	$143,401	$140,699	34,623	39,931
Cost of revenue(2)	12,801	30,718	10,516	54,035	56,161	48,721	14,157	11,476
Gross profit	39,127	40,068	(10,516)	68,679	87,240	91,978	20,466	28,455
Gross margin	75.4%	56.6%		56.0%	60.8%	65.4%	59.1%	71.3%
Operating expenses:
Product development(2)	6,046	6,949	—	12,995	14,847	14,222	3,126	4,283
Sales and marketing(2)	18,418	35,532	12,201	66,151	61,556	59,058	14,137	19,020
General and administrative(2)	5,868	8,959	666	15,493	19,209	20,556	4,345	5,510
Restructuring costs	—	—	—	—	1,316	1,494	48	—
Costs related to the Merger	8,948	—	—	8,948	—	—	—	—
Total operating expenses	39,280	51,440	12,867	103,587	96,928	95,330	21,656	28,813
Loss from operations	(153)	(11,372)	(23,383)	(34,908)	(9,688)	(3,352)	(1,190)	(358)
Interest (income) expense, net	(562)	14,718	12,840	26,996	28,234	28,935	7,000	7,028
Amortization of debt issuance costs	—	910	770	1,680	1,803	1,872	477	457
Other (income) expense	(9)	(255)	—	(264)	271	9,027	11,162	73
Net income (loss) before income tax	418	(26,745)	(36,993)	(63,320)	(39,996)	(43,186)	(19,829)	(7,916)
Income tax provision (benefit)	237	(9,737)	(15,352)	(24,852)	(15,398)	(18,415)	(7,710)	(2,438)
Net income (loss)	$181	$(17,008)	(21,641)	$(38,468)	$(24,598)	$(24,771)	(12,119)	(5,478)
Net loss per common share – basic and diluted		$(22.33)		$(50.51)	$(25.54)	$(15.38)	$(8.82)	$(2.66)
Weighted average shares outstanding used in basic and diluted net loss per common share calculation		761,554		761,554	963,019	1,611,090	1,373,853	2,055,891
Unaudited pro forma net loss per share – basic and diluted(3)						$(0.67)		$(0.15)
Weighted average shares used in computing unaudited pro forma net loss per share – basic and diluted(3)						36,714,423		37,157,607
Unaudited as adjusted pro forma net loss per share – basic and diluted(4)						$(0.20)		$(0.04)
Shares used in computing unaudited as adjusted pro forma net loss per share – basic and diluted(4)						47,714,423		48,157,607

(1)	Separate presentation of the Predecessor period and Successor period within an annual period is required under U.S. GAAP when a change in accounting basis occurs. Under the provisions of the FASB’s Business Combination standard, the historical carrying values of assets acquired and liabilities assumed are adjusted to fair value, resulting in a higher cost basis associated with the allocation of the purchase price, which affects post-acquisition period results and period-to-period comparisons. We believe presenting only the separate Predecessor period and Successor period within the year ended December 31, 2007 may impede understanding of our operating performance. Therefore, we have also presented the unaudited pro forma consolidated statement of operations for the year ended December 31, 2007, assuming the Merger occurred on January 1, 2007. The unaudited pro forma consolidated statement of operations includes pro forma adjustments to give effect to the Merger. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for additional details regarding the nature of the pro forma adjustments.
(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31, 2010
	Pro Forma 2007(1)	2008	2009	2009	2010
Cost of revenue	$307	$173	$63	$22	$13
Product development	656	519	483	71	126
Sales and marketing	1,339	855	529	16	327
General and administrative	2,031	2,245	863	307	287
Total	$4,333	$3,792	$1,938	$416	$753

(3)	The unaudited pro forma net loss per share, basic and diluted, and pro forma weighted average shares outstanding for the year ended December 31, 2009 and the three months ended March 31, 2010 in the table above give effect to the conversion of all outstanding Series A redeemable convertible preferred stock into an aggregate of 35,103,333 and 35,101,716 shares, respectively of common stock upon the completion of this offering.
(4)	As adjusted pro forma basic and diluted earnings per share for the year ended December 31, 2009 and three months ended March 31, 2010 reflects the pro forma effect of the conversion of all outstanding shares of our Series A redeemable convertible preferred stock into an aggregate of 35,103,333 and 35,101,716 shares, respectively, of common stock upon completion of this offering and also to give effect to the issuance of additional shares by us in this offering and the application of the net proceeds of this offering to repay $144.4 million in principal amount of outstanding indebtedness including related prepayment fees, as if the offering and repayment of outstanding indebtedness had occurred at the beginning of the respective period. As a result of this repayment of indebtedness, our net loss would have decreased by approximately $15.3 million and $3.6 million, respectively, for the year ended December 31, 2009 and the three months ended March 31, 2010, primarily driven by a decrease in interest expense of approximately $14.4 million and $3.4 million, respectively, as well as a decrease in deferred financing costs of approximately $0.9 million and $0.2 million, respectively. See “Use of Proceeds” in this prospectus for additional details.

	As of March 31, 2010
(In Thousands)	Actual	Pro Forma(5)	Pro Forma as Adjusted(5)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,897	$14,897	$14,897
Short-term investments	$7,186	$7,186	7,186
Working capital	$14,345	$14,345	$14,345
Total assets	$495,985	$495,985	$495,985
Long-term debt, net of current portion	$290,215	$290,215	$145,837
Redeemable convertible preferred stock	$176,555	—	—
Accumulated deficit	$(71,855)	$(71,855)	$(76,099)
Total stockholders’ (deficit) equity	$(66,661)	$109,894	$256,350

(5)	The pro forma column in the consolidated balance sheet data table reflects the pro forma effect of the conversion of all outstanding shares of our Series A redeemable convertible preferred stock into an aggregate of 35,101,716 shares of our common stock upon the completion of this offering. The pro forma as adjusted column gives further effect to our receipt of estimated net proceeds from the sale of 11,000,000 shares of our common stock in this offering, at an assumed initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, the use of $144.4 million of proceeds from this offering to repay outstanding indebtedness and the anticipated application of the remaining net proceeds from this offering.

The key metrics set forth below are used to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. We discuss these measures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
(In Thousands)	2007	2008	2009
Additional Key Metrics
Deferred revenue(6) at December 31	$23,777	$24,938	$26,795
Revenue(7)	$122,714	$143,401	$140,699
Adjusted gross margin(7),(8)	77.7%	79.4%	79.1%
Adjusted EBITDA(7),(9)	$31,766	$43,332	$45,092
Adjusted EBITDA margin(7)	25.9%	30.2%	32.0%
Cash flow provided by (used in) operating activities(10)	$27,170	$23,657	$25,072

(6)	Deferred revenue represents the billed but unearned portion of existing contracts for services to be provided. Deferred revenue does not include future potential revenue represented by the unbilled portion of existing contractual commitments of our customers.
(7)	The key metrics presented in this table, related to the results of operations for the year ended December 31, 2007, are presented on a pro forma basis, assuming the Merger occurred on January 1, 2007, and include pro forma adjustments to give effect to the Merger. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for additional details regarding the nature of the pro forma adjustments.
(8)	Adjusted gross margin represents gross profit, adjusted for amortization of intangible assets and stock-based compensation expense classified within the cost of revenue line item, as a percentage of revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for a reconciliation of these measures to gross profit and gross margin, which are the comparable measures of operating performance under U.S. GAAP. Adjusted gross margin is not a measure of financial performance under U.S. GAAP and, accordingly, should not be considered as an alternative to gross profit as an indicator of operating performance.
(9)	Adjusted EBITDA represents net income (loss) adjusted for (1) interest expense, net of interest income, (2) income tax provision (benefit), (3) depreciation and amortization, (4) amortization of intangible assets, (5) stock-based compensation expense, (6) amortization of debt issuance costs and (7) other (income) expenses. For the year ended December 31, 2007, net loss was also adjusted for “Costs of the Merger” to arrive at Adjusted EBITDA. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for our reconciliation to net loss which is an acceptable measure of operating performance under U.S. GAAP. Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under U.S. GAAP and, accordingly, should not be considered as alternatives to net loss as an indicator of operating performance.
(10)	Cash flow provided by operating activities for the year ended December 31, 2007 is presented for the combined periods of January 1 through June 14, 2007 (Predecessor Company) and June 15 through December 31, 2007 (Successor Company). Management believes this presentation provides a meaningful comparison of cash flows, enabling twelve months of 2007 to be compared with 2008 and 2009, within the Key Metrics tables.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our common stock could decline if one or more of these risks or uncertainties actually occurs, causing you to lose all or part of the money you paid to buy our common stock. Certain statements below are forward-looking statements. See “Forward-Looking Statements” in this prospectus.

Risks Related to Our Business and Our Industry

Our future profitability is uncertain.

We have historically incurred significant net operating losses. As a result of these operating losses, we accumulated a deficit of $71.9 million from the date of our Merger through March 31, 2010. Our future profitability depends on, among other things, our ability to generate revenue in excess of our costs. At the same time, we have significant and continuing fixed costs relating to the maintenance of our assets and business, including our substantial debt service requirements, which we may not be able to reduce adequately to sustain our profitability if our revenue decreases. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. These increased expenditures will make it more difficult for us to achieve and maintain future profitability. Our profitability also may be impacted by non-cash charges such as stock-based compensation charges and impairment of goodwill, which will negatively affect our reported financial results. Even if we achieve our profitability on an annual basis, we may not be able to achieve profitability on a quarterly basis. You should not consider recent revenue growth as indicative of our future performance. In fact, in future quarters we may not have any revenue growth and our revenue could decline. We may continue to incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Our failure to achieve and maintain our profitability could negatively impact the market price of our common stock.

We may be unable to sustain positive cash flow.

Our ability to continue to generate positive cash flow depends on our ability to generate collections from sales in excess of our cash expenditures. Our collections from sales can be negatively affected by many factors, including but not limited to:

•	our inability to convince new customers to use our services or existing customers to renew their contracts or use additional services;
•	the lengthening of our sales cycle;
•	changes in our customer mix;
•	a decision by any of our existing customers to cease or reduce using our services;
•	failure of customers to pay our invoices on a timely basis or at all;
•	a failure in the performance of our solutions or our internal controls that adversely affects our reputation or results in loss of business;
•	the loss of market share to existing or new competitors;
•	regional or global economic conditions affecting the perceived need or value of our services; and
•	our inability to develop new products or expand our offering on a timely basis and thus potentially not meet evolving market needs.

We anticipate that we will incur increased sales and marketing and general and administrative expenses as we continue to diversify our business into new industries and geographic markets. Our business will also require significant amounts of working capital to support our growth. We may not achieve sufficient collections from sales to offset these anticipated expenditures to maintain positive future cash flow. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events that cause our costs to exceed our expectations. An inability to generate positive cash flow may decrease our long-term viability.

Our operating results are likely to fluctuate from quarter to quarter, which may have an impact on our stock price.

Our operating results have varied significantly from quarter to quarter and may vary significantly from quarter to quarter in the future. As a result, we may not be able to accurately forecast our revenues or operating results. Our operating results may fall below market analysts’ expectations in some future quarters, which could lead to downturns in the market price of our common stock. Quarterly fluctuations may result from factors such as:

•	changes in the markets that we serve;
•	changes in demand for our services;
•	rate of penetration within our existing customer base;
•	loss of customers or business from one or more customers, including from consolidations and acquisitions of customers;
•	increased competition;
•	changes in the mix of customer types;
•	changes in our standard service contracts that may affect when we recognize revenue;
•	loss of key personnel;
•	interruption in our service resulting in a loss of revenue;
•	changes in our pricing policies or the pricing policies of our competitors;
•	write-offs affecting any of our material assets;
•	changes in our operating expenses;
•	software “bugs” or other service quality problems;
•	concerns relating to the security of our systems; and
•	general economic conditions.

We believe that our quarterly operating results may vary significantly in the future, that period-to-period comparisons of results of operations may not necessarily be meaningful and, as a result, such comparisons should not be relied upon as indications of future performance.

We have a substantial amount of debt that exposes us to risks that could adversely affect our business, operating results and financial condition.

We had approximately $291.6 million of debt outstanding as of March 31, 2010, $192.5 million of which is secured by liens on substantially all of our assets. Even after giving effect to the uses of proceeds of this offering as described under “Use of Proceeds” in this prospectus, we expect to continue to have a significant amount of debt following this offering. The level and nature of our indebtedness could, among other things:

•	make it difficult for us to obtain any necessary financing in the future;
•	limit our flexibility in planning for or reacting to changes in our business;
•	reduce funds available for use in our operations;

•	impair our ability to incur additional debt because of financial and other restrictive covenants or the liens on our assets which secure our current debt;
•	hinder our ability to raise equity capital, because in the event of a liquidation of our business, debt holders receive a priority before equity holders;
•	make us more vulnerable in the event of a downturn in our business; and
•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

In addition, we may incur significantly more debt in the future, which will increase each of the risks described above related to our indebtedness. As of March 31, 2010, we had $13.4 million available to us for additional borrowing under a $15.0 million revolving credit facility. If we increase our indebtedness by borrowing under our credit facilities or incur other new indebtedness, each of the risks described above would increase.

Failure to maintain the security and integrity of our systems could seriously damage our reputation and affect our ability to retain customers and attract new business.

Maintaining the security and integrity of our systems is an issue of critical importance for our customers and users because they use our system to store and exchange large volumes of proprietary and confidential information. Individuals and groups may develop and deploy viruses, worms and other malicious software programs that attack or attempt to infiltrate our system. We may not be able to detect and prevent such events from occurring. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers.

In addition, we rely upon our customers and users of our solutions to perform important activities relating to the security of the data maintained on our IntraLinks Platform, such as assignment of user access rights and administration of document access controls. Because we do not control the access provided by our customers to third-parties with respect to the data on our systems, we cannot ensure the complete integrity or security of such data in our systems. Errors or wrongdoing by users resulting in security breaches may be attributed to us. Because many of our engagements involve business-critical projects for financial institutions and their customers and for other types of customers where confidentiality is of paramount importance, a failure or inability to meet customers’ expectations with respect to security and confidentiality could seriously damage our reputation and affect our ability to retain customers and attract new business.

The security and integrity of our systems also may be jeopardized by a breach of our internal controls and policies by our employees, consultants or subcontractors having access to such systems. If our systems fail or are breached as a result of a third-party attack or an error, violation of internal controls or policies or a breach of contract by an employee, consultant or subcontractor causing the unauthorized disclosure of proprietary or confidential information or customer data, we may lose business, suffer irreparable damage to our reputation, and incur significant costs and expenses relating to the investigation and possible litigation of claims relating to such event. We may be liable in such event for damages, penalties for violation of applicable laws or regulations and costs for remediation and efforts to prevent future occurrences, any of which liabilities could be significant. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot assure you that our existing general liability insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, litigation, regardless of its outcome, could result in a substantial cost to us and divert management’s attention from our operations. Any significant claim or litigation against us could have a material adverse effect on our business, financial condition and results of operations.

A significant part of our business is derived from the use of our solutions in connection with financial and strategic business transactions. If the volume of such transactions does not increase, demand for our services may not grow and could decline.

A significant portion of our revenue depends on the purchase of our services by parties involved in financial and strategic business transactions such as mergers and acquisitions, loan syndications and other debt capital markets transactions. During the fiscal years ended December 31, 2007, 2008 and 2009, revenues generated from the M&A and DCM markets constituted approximately 79%, 75% and 61%, respectively, of our total revenues. We expect to continue to derive a significant portion of our revenue from these sources for the foreseeable future. The volume of these transactions decreased from 2008 to 2009 as the world experienced a significant economic recession. If the volume of such transactions does not increase, demand for our services may not grow and could decline. The credit crisis, deterioration of global economies, rising unemployment and reduced equity valuations all create risks that could harm our business. If macroeconomic conditions worsen, we are not able to predict the impact of such worsening conditions on our results of operations. Our customers in the financial services industry are facing difficult conditions and their budgets for our services have been negatively affected. The level of activity in the financial services industry, including the financial transactions our services are used to support, is sensitive to many factors beyond our control, including interest rates, regulatory policies, general economic conditions, our customers’ competitive environments, business trends, terrorism and political change. Unfavorable conditions or changes in any of these factors could adversely affect our business, operating results and financial condition.

Changes in laws, regulations or governmental policy applicable to our customers or potential customers may decrease the demand for our solutions.

The level of our customers’ and potential customers’ activity in the business processes our services are used to support is sensitive to many factors beyond our control, including governmental regulation and regulatory policies. Many of our customers and potential customers in the life sciences, energy, utilities, insurance, financial and other industries are subject to substantial regulation and may be the subject of further regulation in the future. Accordingly, significant new laws or regulations or changes in, or repeals of, existing laws, regulations or governmental policy may change the way these customers do business and could cause the demand for and sales of our solutions to decrease. For example, many products developed by our customers in the life sciences industry require approval of the U.S. Food and Drug Administration, or FDA, and other similar foreign regulatory agencies before they can market their products. The processes for filing and obtaining FDA approval to market these products are guided by specific protocols that our services help support, such as 21 CFR Part 11 which provides the criteria for acceptance by the FDA of electronic records. If new government regulations from future legislation or administrative action or from changes in FDA policy occur in the future, the services we currently provide may no longer support these life science processes and protocols, and we may lose customers in the life sciences industry. Any change in the scope of applicable regulations that decreases the volume of transactions that our customers or potential customers enter into or otherwise negatively impact their use of our solutions would have a material adverse effect on our revenues or gross margins. Moreover, complying with increased or changed regulations could cause our operating expenses to increase. We may have to reconfigure our existing services or develop new services to adapt to new regulatory rules and policies which will require additional expense and time. Such changes could adversely affect our business, results of operations and financial condition.

If we are unable to increase our penetration in our principal existing markets and expand into additional markets, we will be unable to grow our business and increase revenue.

We currently market our solutions for a wide range of business processes. These include clinical trial management; safety information exchange and drug development and licensing for the life sciences industry; private equity fundraising and investor reporting; energy exploration and production ventures for the oil and gas industry; loan syndication and other debt capital markets transactions; due diligence for mergers and acquisitions; initial public offerings and other strategic transactions; contract and vendor management; and

board reporting. We intend to continue to focus our sales and marketing efforts in these markets to grow our business. In addition, we believe our future growth depends not only on increasing our penetration into the principal markets in which our services are currently used, but also identifying and expanding the number of industries, communities and markets that use or could use our services. Efforts to expand our service offerings beyond the markets that we currently serve, however, may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, either of which could significantly impair our operating results. Moreover, efforts to expand beyond our existing markets may never result in new services that achieve market acceptance, create additional revenue or become profitable. Our inability to further penetrate our existing markets or our inability to identify additional markets and achieve acceptance of our services in these additional markets could adversely affect our business, results of operations and financial condition.

Our performance depends on customer referrals from financial institutions and other users of our services.

We depend on end-users of our solutions to generate customer referrals for our services. We depend in part on the financial institutions, legal providers and other third parties who use our services to recommend them to a larger customer base than we can reach through our direct sales and internal marketing efforts. For instance, a significant portion of our revenues from the mergers and acquisitions sector business is derived from referrals by investment banks, financial advisors and law firms that have relied on our services in connection with merger and acquisition transactions. These referrals are an important source of new customers for our services, and generally are made without expectation of compensation. We intend to continue to focus our marketing efforts on these referral partners in order to expand our reach and improve the efficiency of our sales efforts. The willingness of these users to provide referrals depends on a number of factors, including the performance, ease of use, reliability, reputation and cost-effectiveness of our services as compared to those offered by our competitors. We may not be able to maintain strong relationships with these financial institutions or professional advisors. The loss of any of our significant referral sources or a decline in the number of referrals could require us to devote substantially more resources to the sales and marketing of our services, which would increase our costs, and could lead to a decline in our revenue, slow our growth and have a material adverse effect on our business, results of operations and financial condition. In addition, the revenue we generate from our referral relationships may vary from period to period.

If we are unable to maintain or expand our direct sales capabilities, we may not be able to generate anticipated revenues.

We rely primarily on our direct sales force to sell our services. As of March 31, 2010, we had a team of 129 dedicated sales professionals. Our services and solutions require a sophisticated sales effort targeted at the senior management of our prospective customers. We must expand our sales force to generate increased revenue from new customers. Failure to hire or retain qualified sales personnel will preclude us from expanding our business and generating anticipated revenue. Competition for such personnel is intense, and there can be no assurance that we will be able to retain our existing sales personnel or attract, assimilate or retain enough highly qualified sales personnel. Many of the companies with which we compete for experienced personnel have greater resources than we have. If any of our sales representatives were to leave us and join one of our competitors, we may be unable to prevent such sales representatives from helping competitors to solicit business from our existing customers, which could adversely affect our revenue. In addition, in making employment decisions, particularly in the software industry, job candidates often consider the value of the stock options they are to receive in connection with their employment. Significant volatility in the price of our stock after this offering may, therefore, adversely affect our ability to attract or retain key employees. In the past, we have had high turn-over rates among our sales force. New hires require training and take time to achieve full productivity. If we experience high turnover in our sales force in the future, we cannot be certain that new hires will become as productive as necessary to maintain or increase our revenue.

We may lose sales opportunities if we do not successfully develop and maintain strategic relationships to sell and deliver our solutions.

In addition to generating customer referrals through third-party users of our solutions, we intend to pursue additional relationships with other third parties, such as technology and content providers and implementation partners. Identifying partners and negotiating and documenting relationships with them require significant time and resources as does integrating third-party content and technology. Some of these third parties have entered and may continue to enter, into strategic relationships with our competitors. Further, these third parties may have multiple strategic relationships and may not regard us as significant for their businesses. They may terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire services or solutions that compete with ours. Our strategic partners also may interfere with our ability to enter into other desirable strategic relationships. If we are unsuccessful in establishing or maintaining our relationships with these third parties on favorable economic terms, our ability to compete in the marketplace or to grow our revenue could be impaired, and our business, results of operations and financial condition would suffer. Even if we are successful, we cannot assure you that these relationships will result in increased revenue or customer usage of our solutions or that the economic terms of these relationships will not adversely affect our margins.

Our business depends substantially on customers renewing and expanding their subscriptions for our services. Any decline in our customer renewals and expansions would harm our future operating results.

We enter into subscription agreements with certain of our customers that are generally one year in length. As a result, maintaining the renewal rate of our subscription agreements is critical to our future success. Contracts with annual commitment terms typically contain an automatic renewal clause; however, optional notification of non-renewal is typically permitted to be given by customers within 30 to 90 days prior to the end of the contract term. Repeat customers who do not have automatic renewal terms typically must negotiate renewal terms at each annual termination date. Our customers have no obligation to renew their subscriptions for our services after the expiration of the initial term of their agreements, and some customers have elected not to do so. We cannot assure you that any of our customer agreements will be renewed. Our renewal rates may decline due to a variety of factors, including:

•	the price, performance and functionality of our solutions;
•	the availability, price, performance and functionality of competing products and services;
•	our ability to demonstrate to new customers the value of our solutions within the initial term;
•	the relative ease and low cost of moving to a competing product or service;
•	consolidation in our customer base;
•	the effects of economic downturns, including the current global economic recession, and global economic conditions;
•	reductions in our customers’ spending levels; or
•	if any of our customers cease using, or anticipate declining requirements for, our services in their operations.

If our renewal rates are lower than anticipated or decline for any reason, or if customers renew on terms less favorable to us, our revenue may decrease and our profitability and gross margin may be harmed, which would have a material adverse effect on our business, results of operations and financial condition.

The nature of our transactional contracts, such as those for merger and acquisition transactions, require frequent new contracts with customers.

Many of our contracts with customers are entered into in connection with discrete one-time financial and strategic business transactions and projects such as merger and acquisition transactions. During the fiscal years ended December 31, 2007, 2008 and 2009, and the three months ended March 31, 2010, revenues generated from transactional contracts constituted approximately 53%, 53%, 43% and 42%, respectively, of our total revenues. These transactional agreements typically have initial terms of six to twelve months depending on the purpose of the exchange. Accordingly, our business depends on our ability to replace these transactional agreements as they expire. Our inability to enter into new contracts with existing customers or find new customers to replace these contracts could have a material adverse effect on our business, results of operations and financial condition.

Consolidation in the commercial and investment banking industries and other industries we serve could adversely impact our business by eliminating a number of our existing and potential customers.

There has been, and continues to be, merger, acquisition and consolidation activity in the banking and financial services industry. Mergers or consolidations of banks and financial institutions have reduced and may continue to reduce the number of our customers and potential customers for our solutions. A smaller market for our services could have a material adverse impact on our business and results of operations. For example, in 2008 and 2009, some of our largest customers in the commercial and investment banking industries merged with each other causing the consolidation of several contracts. In addition, it is possible that the larger banks or financial institutions which result from mergers or consolidations could perform themselves some or all of the services that we currently provide or could provide. A merger of two of our existing customers may also result in the merged entity deciding not to use our service or to purchase fewer of our services than the companies did separately or may result in the merged entity seeking pricing advantages or discounts using the leverage of its increased size. If that were to occur, it could adversely impact our revenue, which in turn would adversely affect our business, results of operations and financial condition.

If we do not maintain the compatibility of our services with third-party applications that our customers use in their business processes, demand for our services could decline.

Our solutions can be used alongside a wide range of other systems, such as email and enterprise software systems used by our customers in their businesses. If we do not support the continued integration of our services with third-party applications, including through the provision of application programming interfaces that enable data to be transferred readily between our services and third-party applications, demand for our services could decline and we could lose sales. We will also be required to make our services compatible with new or additional third-party applications that are introduced to the markets that we serve. We may not be successful in making our services compatible with these third-party applications, which could reduce demand for our services. In addition, prospective customers, especially large enterprise customers, may require heavily customized features and functions unique to their business processes. If prospective customers require customized features or functions that we do not offer, and that would be difficult for them to develop and integrate within our services, then the market for our services will be adversely affected.

We operate in highly competitive markets, which could make it more difficult for us to acquire and retain customers.

The market for online collaborative content workspaces is intensely competitive and rapidly changing with relatively low barriers to entry. We expect competition to increase from existing competitors as well as new and emerging market entrants such as Microsoft Corporation and Google, Inc. We compete primarily on product functionality, service, price and reputation. Our competitors include companies that provide online products that serve as document repositories or dealrooms, together with other products or services, which may result in such companies effectively selling these services at lower prices and creating downward pricing pressure for us. Some of our competitors have longer operating histories and significantly greater financial resources. They may be able to devote greater resources to the development and improvement of their services than we can and, as a result, may be able to more quickly implement technological changes and respond to customers’ changing needs. In addition, if our competitors consolidate, or our smaller competitors are acquired by other, larger competitors, they may be able to provide services comparable to ours at a lower price due to their size. Our competitors may also develop services or products that are superior to ours, and their products or services may gain greater market acceptance than our services. Furthermore, our customers or their advisors, including investment banks and law firms, may acquire or develop their own technologies, such as client extranets, that could decrease the need for our services. The arrival of new market entrants or the use of these internal technologies could reduce the demand for our services, or cause us to reduce our pricing, resulting in a loss of revenue and adversely affecting our business, results of operations and financial condition.

The average sales price of our solutions may decrease, which may reduce our profitability.

The average sales price for our solutions may decline for a variety of reasons, including competitive pricing pressures, discounts we offer, a change in the mix of our solutions, anticipation of the introduction of new solutions or promotional programs. Competition continues to increase in the market for online collaborative content workspaces and we expect competition to further increase in the future, thereby leading to increased pricing pressures. We cannot assure you that we will be successful maintaining our prices at levels that will allow us to maintain profitability. Failure to maintain our prices could have an adverse effect on our business, results of operations and financial condition.

If we fail to adapt our services to changes in technology or the marketplace, we could lose existing customers and be unable to attract new business.

Our customers and users regularly adopt new technologies and industry standards continue to evolve. The introduction of products or services and the emergence of new industry standards can render our existing services obsolete and unmarketable in short periods of time. We expect others to continue to develop and introduce new products and services, and enhancements to existing products and services, which will compete with our services. Our future success will depend, in part, on our ability to enhance our current services and to develop and introduce new services that keep pace with technological developments, emerging industry standards and the needs of our customers. We cannot assure you that we will be successful in cost effectively developing, marketing and selling new services or service enhancements that meet these changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these services, or that our new service and service enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

Our customers may adopt technologies that decrease the demand for our services, which could reduce our revenue and adversely affect our business.

We target large institutions such as commercial banks, investment banks and life sciences companies for many of our services and we depend on their continued need for our services. However, over time, our customers or their advisors, such as law firms, may acquire, adopt or develop their own technologies such as client extranets that decrease the need for our solutions. The use of such internal technologies could reduce the demand for our services, result in pricing pressures or cause a reduction in our revenue. If we fail to manage these challenges adequately, our business, results of operations and financial condition could be adversely affected.

Government regulation of the Internet and e-commerce and of the international exchange of certain technologies is subject to possible unfavorable changes, and our failure to comply with applicable regulations could harm our business and operating results.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign governments becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our products and services. In addition, taxation of products and services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our Internet-based services, which could harm our business and operating results.

Interruptions or delays in our service due to problems with our third-party web hosting facility or other third-party service providers could adversely affect our business.

We rely on SunGard Availability Services LP for the maintenance of the equipment running our solutions and software at geographically dispersed hosting facilities. Our agreement with SunGard Availability Services LP expires on December 31, 2013. If we are unable to renew, extend or replace this contract, we may be unable to timely arrange for replacement services at a similar cost, which could cause an interruption in our service. We do not control the operation of these SunGard Availability Services LP facilities and each may be subject to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures or similar events. These facilities may also be subject to break-ins, sabotage, intentional acts of vandalism or similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster, cessation of operations by our third-party web hosting provider or its decision to close a facility without adequate notice or other unanticipated problems at either facility could result in lengthy interruptions in our service. In addition, the failure by these facilities to provide our required data communications capacity could result in interruptions in our service. Further, our services are highly dependent on our computer and telecommunications equipment and software systems. Disruptions in our service and related software systems could be the result of errors or acts by our vendors, customers, users or other third parties, or electronic or physical attacks by persons seeking to disrupt our operations. Any damage to, or failure or capacity limitations of, our systems and our related network could result in interruptions in our service. Interruptions in our service may cause us to lose revenue, cause us to issue credits or refunds, cause customers to terminate their subscriptions and adversely affect our renewal rates. Our business and reputation will be adversely affected if our customers and potential customers believe our service is unreliable.

Our business may not generate sufficient cash flow from operations, or future borrowings under our credit facilities or from other sources may not be available to us, in amounts sufficient to enable us to repay our indebtedness or to fund our other liquidity needs, including capital expenditure requirements.

We cannot guarantee that we will be able to generate or obtain enough capital to service our debt and fund our planned capital expenditures and business plan. We may be more vulnerable to adverse economic conditions than less leveraged competitors and thus less able to withstand competitive pressures. Any of these events could reduce our ability to generate cash available for investment or debt repayment or to make improvements or respond to events that would enhance profitability. If we are unable to service or repay our debt when it becomes due, our lenders could seek to accelerate payment of all unpaid principal and foreclose on our assets, and we may have to take actions such as selling assets, seeking additional equity investments or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. Additionally, we may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all. Any such event would have a material adverse effect on our business, results of operations and financial condition.

Our loan agreements contain operating and financial covenants that may restrict our business and financing activities.

We had total indebtedness of $291.6 million outstanding as of March 31, 2010, pursuant to a First Lien Credit Agreement, a Second Lien Credit Agreement and a Holdings Senior PIK Credit Agreement, each entered into on June 15, 2007. These borrowings are secured by substantially all of our assets, including our intellectual property. Our loan agreements restrict, among other things, our ability to:

•	incur additional indebtedness;
•	create liens;
•	make investments and acquisitions;
•	sell assets;
•	pay dividends or make distributions on and, in certain cases, repurchase our stock; or
•	consolidate or merge with other entities.

In addition, our loan agreements have change in control provisions that may accelerate the maturity date of our loans. With respect to our First Lien Credit Agreement (“First Lien Credit Facility”), upon the occurrence of a change in control, all first-lien credit facility commitments shall terminate and all first-lien loans shall become due and payable. With respect to our Second Lien Credit Agreement (“Second Lien Credit Facility”), upon a change in control, each holder of second-lien term loans will be entitled to require us to repay the second-lien term loans at a price of 101% of the principal plus accrued and unpaid interest. With respect to our Holdings Senior PIK Credit Agreement (“PIK Loan”), upon a change of control, we are required to offer to prepay the principal at 101% plus accrued and unpaid interest. Even after application of the proceeds of this offering to repay a portion of our total outstanding indebtedness, including under our Second Lien Credit Facility and our PIK Loan, these change in control provisions could have the effect of delaying or preventing a change in control of our company.

Furthermore, our loan agreements require us to meet specified minimum financial measurements. The operating and financial restrictions and covenants in these loan agreements, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. A breach of any of these covenants could result in a default under our loan agreements, which could cause all of the outstanding indebtedness under our loan agreements to become immediately due and payable and terminate all commitments to extend further credit.

We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new services or enhance our existing services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our growth may strain our management, information systems and resources.

Our business has expanded rapidly in recent years. This rapid growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations both domestically and internationally. Growing a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our information technology infrastructure, operational, financial and management controls and our reporting systems and procedures, and manage expanded operations in geographically distributed locations. Our expected additional growth will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth we will be unable to successfully execute our business plan, which could have a negative impact on our business, financial condition and results of operations.

Expansion of our business internationally will subject us to additional economic and operational risks that could increase our costs and make it difficult for us to operate profitably.

One of our key growth strategies is to pursue international expansion. International revenue accounted for approximately 33% of our revenue in both 2008 and 2009. The continued expansion of our international operations may require significant expenditure of financial and management resources and result in increased administrative and compliance costs. In addition, such expansion will increasingly subject us to the risks inherent in conducting business internationally, including:

•	foreign currency fluctuations, which could result in reduced revenue and increased operating expenses;
•	localization of our services, including translation into foreign languages and adaptation for local practices and regulatory requirements;
•	longer accounts receivable payment cycles and increased difficulty in collecting accounts receivable;
•	the effect of applicable foreign tax structures, including tax rates that may be higher than tax rates in the United States or taxes that may be duplicative of those imposed in the United States;
•	tariffs and trade barriers;
•	difficulties in managing and staffing international operations;
•	general economic and political conditions in each country;

•	inadequate intellectual property protection in foreign countries;
•	dependence on certain third parties, including channel partners with whom we may not have extensive experience;
•	the difficulties and increased expenses in complying with a variety of foreign laws, regulations and trade standards, including data protection and privacy laws which may or may not be in conflict with U.S. law; and
•	international regulatory environments.

Because we recognize revenue for our services ratably over the term of our customer agreements, downturns or upturns in the value of signed contracts will not be fully and immediately reflected in our operating results.

We offer our services primarily through fixed commitment contracts and recognize revenue ratably over the related service period, which typically range from six to twelve months. As a result, some portion of the revenue we report in each quarter is revenue from contracts entered into during prior quarters. Consequently, a decline in signed contracts in any quarter will not be fully and immediately reflected in the revenue of that quarter and will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to take account of this reduced revenue. Similarly, revenue attributable to an increase in contracts signed in a particular quarter will not be fully and immediately recognized in the quarter that the contract is signed, as revenue from new or renewed contracts is recognized ratably over the applicable service period. Because we incur sales commissions at the time of sale, we may not recognize revenues from some customers despite incurring considerable expense related to our sales processes. Timing differences of this nature could cause our margins and profitability to fluctuate significantly from quarter to quarter.

The sales cycles for enterprise customers can be long and unpredictable, and require considerable time and expense, which may cause our operating results to fluctuate.

The timing of our revenue from sales to enterprise customers is difficult to predict. These efforts require us to educate our customers about the use and benefit of our services, including the technical capabilities and potential cost savings to an organization. Enterprise customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle, typically several months. We spend substantial time, effort and money on our enterprise sales efforts without any assurance that our efforts will produce any sales. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our results could fall short of public expectations and our business, operating results and financial condition could be adversely affected.

If we fail to maintain proper and effective internal controls in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.

Ensuring that we have effective internal control over financial reporting and disclosure controls and procedures in place is a costly and time-consuming effort that needs to be frequently evaluated. In connection with this offering, we have commenced the process of documenting, reviewing and improving our internal controls over financial reporting for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, which will require an annual management assessment of the effectiveness of our internal controls over financial reporting and a report from our independent registered public accounting firm addressing the effectiveness of our internal controls over financial reporting. Both we and our independent registered public accounting firm will be attesting to the effectiveness of our internal controls over financial reporting in connection with the audit of our financial statements for the year ending December 31, 2011.

We have identified deficiencies in our internal controls over financial reporting in the past, including in connection with the audit of our financial statements for the year ended December 31, 2009. In addition, in connection with our 2009 audit, we identified a material weakness in our internal control over financial reporting related to our application of certain provisions within ASC 815, Derivatives and Hedging (“ASC 815”) as it relates to an interest rate hedging instrument that we have held since 2007. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. From the date of inception of the interest rate hedging instrument through March 2009, we properly interpreted and applied the guidance of ASC 815. In March 2009 we made certain amendments to the swap agreement that under the guidance of ASC 815 should have resulted in the de-designation of the hedge as of that date. Based on our interpretation of the guidance, in periods subsequent to the amendment made in March 2009, we improperly concluded that the interest rate hedging instrument qualified for hedge accounting treatment. The resulting adjustment to reclassify the cumulative fair value adjustments out of Other comprehensive (loss) income on the Consolidated Balance Sheet to Other expense in the Consolidated Statement of Operations, both of which are contained elsewhere in this prospectus, was considered an audit adjustment and was recorded prior to the issuance of the consolidated financial statements for the year ended December 31, 2009. The adjustment recorded as a result of this material weakness is discussed within Note 9 to our consolidated financial statements contained elsewhere in this prospectus. We have concluded no remedial action is required with respect to this material weakness as we no longer apply hedge accounting treatment to the existing interest rate swap.

As part of our process of documenting and testing our internal controls over financial reporting, we may identify areas for further attention and improvement. We expect to incur substantial accounting and auditing expense and to expend significant management time in complying with the requirements of Section 404 of the Sarbanes-Oxley Act. If we are not able to comply with these requirements in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that could rise to the level of a material weakness, we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls over financial reporting, we could be subject to investigations or sanctions by the Securities and Exchange Commission or other regulatory authorities, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause an adverse effect on the market price of our common stock, our business, reputation, financial position and results of operation. In addition, we could be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

We rely on third-party software and hardware to support our system and services and our business and reputation could suffer if our services fail to perform properly.

We rely on hardware purchased or leased and software licensed from third parties to offer our service. This hardware and software may not continue to be available on commercially reasonable terms or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services, which could negatively affect our business until equivalent technology is either developed by us or, if available, is identified, obtained and integrated. The software underlying our services can contain undetected errors or bugs. We may be forced to delay commercial release of our services until such problems are corrected and, in some cases, may need to implement enhancements to correct errors that we do not detect until after deployment of our services. In addition, problems with the software underlying our services could result in:

•	damage to our reputation;
•	loss of or delayed revenue;
•	loss of customers;
•	warranty claims or litigation;
•	loss of or delayed market acceptance of our services; and
•	unexpected expenses and diversion of resources to remedy errors.

Our use of “open source” software could negatively affect our ability to sell our services and subject us to possible litigation.

A portion of the technologies licensed by us incorporate so-called “open source” software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer our services that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or alterations under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our services that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our services.

If we are found to infringe on the proprietary rights of others, we could be required to redesign our services, pay significant royalties or enter into license agreements with third parties. This may significantly increase our costs or adversely affect our results of operations and stock price.

A third-party may assert that our technology or services violates its intellectual property rights. In particular, as the number of products and services offered in our markets, as well as the number of related patents issued in the United States and elsewhere, increase, and the functionality of these products and services further overlap, we believe that infringement claims may arise. Any claims, regardless of their merit, could:

•	be expensive and time-consuming to defend;
•	force us to stop providing services that incorporate the challenged intellectual property;
•	require us to redesign our technology and services;
•	divert management’s attention and other company resources; and
•	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies, which may not be available on terms acceptable to us, if at all.

If we are unable to protect our proprietary technology and other rights, the value of our business and our competitive position may be impaired.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products and services similar to ours, which could decrease demand for our services. We rely on a combination of copyright, patent, trademark and trade secret laws as well as third-party nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. These protections may not be adequate to prevent our competitors from copying or reverse-engineering our technology and services to create similar offerings. The scope of patent protection, if any, we may obtain from our patent applications is difficult to predict and our patents may be found invalid, unenforceable, or of insufficient scope to prevent competitors from offering similar services. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors, subcontractors and collaborators to enter into confidentiality agreements and maintain policies and procedures to limit access to our trade secrets and proprietary information. These agreements and the other actions taken by us may not provide meaningful protection for our trade secrets, know-how or other proprietary information from unauthorized use, misappropriation or disclosure. Existing copyright and patent laws may not provide adequate or meaningful protection in the event competitors independently develop technology, products or services similar to ours. Even if such laws provide protection, we may have insufficient resources to take the legal actions necessary to protect our interests. In addition, our intellectual property rights and interests may not be afforded the same protection under the laws of foreign countries as they are under the laws of the United States.

Our success depends on our customers’ continued high-speed access to the Internet and the continued reliability of the Internet infrastructure.

Our future sales growth depends on our customers’ high-speed access to the Internet, as well as the continued maintenance and development of the Internet infrastructure. The future delivery of our services will depend on third-party Internet service providers to expand high-speed Internet access, to maintain a reliable network with the necessary speed, data capacity and security, and to develop complementary products and services, including high-speed modems, for providing reliable and timely Internet access and services. The success of our business depends directly on the continued accessibility, maintenance and improvement of the Internet as a convenient means of customer interaction, as well as an efficient medium for the delivery and distribution of information among businesses and by businesses to their employees. All of these factors are out of our control. If for any reason the Internet does not remain a widespread communications medium and commercial platform, the demand for our services would be significantly reduced, which would harm our business, results of operations and financial condition.

To the extent that the Internet continues to experience increased numbers of users, frequency of use or bandwidth requirements, the Internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any future Internet outages or delays could adversely affect our ability to provide services to our customers, which could adversely affect our business.

We may not successfully develop or introduce new services or enhancements to our IntraLinks Platform and, as a result, we may lose existing customers or fail to attract new customers and our revenues may suffer.

Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our existing IntraLinks Platform and to introduce new functionality either by acquisition or internal development. Our operating results would suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity, or are not effectively brought to market. We have in the past experienced delays in the planned release dates of new features and upgrades, and have discovered defects in new services after their introduction. There can be no assurance that new services or upgrades will be released according to schedule, or that when released they will not contain defects. Either of these situations could result in adverse publicity, loss of revenues, delay in market acceptance or claims by customers brought against us, all of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, upgrades and enhancements to our service offerings may require substantial investment and we have no assurance that such investments will be successful. If new innovations to our solutions do not become widely adopted by customers, we may not be able to justify the investments we have made. If we are unable to develop, license or acquire new products or enhancements to existing services on a timely and cost-effective basis, or if such new products or enhancements do not achieve market acceptance, our business, results of operations and financial condition will be materially adversely affected.

If we fail to develop our brand cost-effectively, our business may suffer.

We believe that developing and maintaining awareness of the IntraLinks brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. Brand promotion and protection will also require protection and defense of our trademarks, service marks and trade dress, which may not be adequate to protect our investment in our brand or prevent competitors’ use of similar brands. In the past, our efforts to build our brand have involved significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

If we are unable to retain our key executives, we may not be able to implement our business strategy.

We rely on the expertise and experience of our senior management, especially our President and Chief Executive Officer, J. Andrew Damico, as well as the other executive officers and key employees listed in the “Management” section of this prospectus. Although we have employment agreements with Mr. Damico and Mr. Anthony Plesner, our Chief Financial Officer, neither of them nor any of our other management personnel is obligated to continue his or her employment with us. We have no key-man insurance on any members of our management team. The loss of services of any key management personnel could make it more difficult to successfully pursue our business goals. Furthermore, recruiting and retaining qualified management personnel are critical to our growth plans. We may be unable to attract and retain such personnel on acceptable terms given the competition among technology companies for experienced management personnel.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2009, we had federal net operating loss carryforwards, or NOLs, of $62.4 million to offset future taxable income, which expire in various years through 2027, if not utilized. The deferred tax asset representing the benefit of these NOLs has been offset by our deferred tax liabilities, leaving us in a net deferred tax liability position. A lack of future taxable income would adversely affect our ability to utilize these NOLs. In addition, under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of NOLs that can be utilized annually in the future to offset taxable income. Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a company’s ability to use NOLs if a company experiences a more-than-50-percent ownership change over a three-year testing period. We believe that, as a result of this offering or as a result of prior or future issuances of our capital stock, it is possible that a change in our ownership has occurred or will occur. If such a change in our ownership has occurred or occurs, our ability to use our NOLs in any future periods may be substantially limited. Additionally, due to an administrative omission from certain prior year tax filings with respect to our U.K. subsidiary losses, we are seeking relief from the Internal Revenue Service. In the event relief is not obtained, our ability to use certain NOLs may be restricted. If we are limited in our ability to use our NOLs, we will pay more taxes than if we were able to utilize our NOLs fully. This occurrence could adversely affect the market price of our common stock.

If we undertake business combinations and acquisitions, they may be difficult to integrate, disrupt our business, dilute stockholder value or divert management’s attention.

We may support our growth through acquisitions of complementary businesses, services or technologies. Future acquisitions involve risks, such as:

•	challenges associated with integrating acquired technologies and operations of acquired companies;
•	exposure to unforeseen liabilities;
•	diversion of managerial resources from day-to-day operations;
•	possible loss of key employees, customers and suppliers;
•	misjudgment with respect to the value, return on investment or strategic fit of any acquired operations or assets;
•	higher than expected transaction costs; and
•	additional dilution to our existing stockholders if we use our common stock as consideration for such acquisitions.

As a result of these risks, we may not be able to achieve the expected benefits of any acquisition. If we are unsuccessful in completing or integrating acquisitions, we may be required to reevaluate our growth strategy and we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete and integrate the acquisitions.

Future business combinations could involve the acquisition of significant intangible assets. We may need to record write-downs from future impairments of identified intangible assets and goodwill. These accounting charges would reduce any future reported earnings or increase a reported loss. In addition, we could use substantial portions of our available cash, including some or all of the proceeds of this offering, to pay the purchase price for acquisitions. Subject to the provisions of our existing indebtedness, it is possible that we could incur additional debt or issue additional equity securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission and the exchange on which we list our shares of common stock issued in this offering. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

If we are required to collect sales and use taxes on the services we sell, we may be subject to liability for past sales and our future sales may decrease.

We may lose sales or incur significant expenses should tax authorities anywhere we do business be successful in imposing sales and use taxes, value added taxes or similar taxes on the services we provide. A successful assertion by one or more tax authorities that we should collect sales or other taxes on the sale of our services could result in substantial tax liabilities for past sales and otherwise harm our business. States and certain municipalities in the United States, as well as countries outside the United States, have different rules and regulations governing sales and use taxes and these rules and regulations are subject to varying interpretations that may change over time. Certain of these rules and regulations may be interpreted to apply to us depending on the characterization of our services. We currently do not collect sales or use tax on our services in any state in the United States other than Ohio and Texas. We have not historically charged or collected value added tax on our services anywhere in the world.

Vendors of services, like us, are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we may be liable for past taxes in addition to taxes going forward. Liability for past taxes may also include very substantial interest and penalty charges. Although our customer contracts typically provide that our customers are responsible for the payment of all taxes associated with the provision and use of our services, customers may decline to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes. In certain cases, we may elect not to request customers to pay back taxes. If we are required to collect and pay back taxes and the associated interest and penalties and if our customers fail or refuse to reimburse us for all or a portion of these amounts, or if we elect not to seek payment of these amounts, we will have incurred unplanned expenses that may be substantial. Moreover, imposition of such taxes on our services going forward will effectively increase the cost of such services to our customers and may adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed. Any of the foregoing could have a material adverse effect on our business, results of operation or financial condition.

Risks Related to Our Common Stock

Our stock price may fluctuate significantly.

Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the completion of this offering. We will negotiate and determine the initial public offering price with the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The stock market, particularly in recent years, has experienced significant volatility, particularly with respect to technology stocks. The volatility of technology stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause volatility in the market price of our common stock include:

•	market conditions affecting our customers’ businesses, including the level of activity in the mergers and acquisitions and syndicated loan markets;
•	the loss of any major customers or the acquisition of new customers for our services;
•	announcements of new services or functions by us or our competitors;
•	developments concerning intellectual property rights;
•	comments by securities analysts, including the publication of their estimates of our operating results;
•	actual and anticipated fluctuations in our quarterly operating results;
•	rumors relating to us or our competitors;
•	actions of stockholders, including sales of shares by our directors and executive officers;
•	additions or departures of key personnel; and
•	developments concerning current or future strategic alliances or acquisitions.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Our principal stockholders will exercise significant control over our company.

After this offering, our two largest stockholders will beneficially own, in the aggregate, shares representing approximately 68.4% of our outstanding capital stock. Although we are not aware of any voting arrangements that will be in place among these stockholders following this offering, if these stockholders were to choose to act together, as a result of their stock ownership, they would be able to influence our management and affairs and control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on shares outstanding as of March 31, 2010, upon the completion of this offering, we will have outstanding 49,284,964 shares of common stock, assuming no exercise of outstanding options. Of these shares, 11,000,000 shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. Morgan Stanley & Co. Incorporated may, in its sole discretion, permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements. Moreover, a relatively small number of our shareholders own large blocks of shares. We cannot predict the effect, if any, that public sales of these shares or the availability of these shares for sale will have on the market price of our common stock.

After the lock-up agreements pertaining to this offering expire and based on shares outstanding as of March 31, 2010, an additional 38,284,964 shares will be eligible for sale in the public market, subject to any applicable volume limitations under federal securities laws. In addition, shares subject to outstanding options under our equity incentive plans and shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, 180 days after the completion of this offering, holders of approximately 33,966,681 shares of our common stock will have the right to require us to register these shares under the Securities Act of 1933, as amended, pursuant to a registration rights agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

We will have broad discretion in how we use the proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds of this offering for the repayment of certain of our outstanding indebtedness and for working capital and other general corporate purposes, including capital expenditures and possible investments in, or acquisitions of, complementary businesses, services or technologies. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions of Delaware law, our charter documents and our loan agreements could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of Delaware law, our amended and restated certificate of incorporation and amended and restated by-laws, which will be effective upon the completion of this offering, and our loan agreements, may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

•	a classified board of directors;
•	limitations on the removal of directors;
•	advance notice requirements for stockholder proposals and nominations;
•	the inability of stockholders to act by written consent or to call special meetings;
•	the ability of our board of directors to make, alter or repeal our amended and restated by-laws;
•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine; and
•	provisions in our loan agreements that may accelerate payment of our debt in a change in control.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, is generally necessary to amend or repeal the above provisions that are contained in our amended and restated certificate of incorporation. Also, absent approval of our board of directors, our amended and restated by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have not paid dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of our outstanding indebtedness restrict our ability to pay dividends, and any future indebtedness that we may incur could preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our common stock if the price of our common stock increases.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock listed on the New York Stock Exchange in connection with this offering, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Investors in this offering will pay a much higher price than the book value of our common stock.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $17.92 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this preliminary prospectus. In the past, we issued options and restricted stock to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options are ultimately exercised, you will sustain further dilution.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Affiliates of Deutsche Bank Securities Inc. will receive a portion of the offering proceeds through the repayment of the PIK Loan under our Holdings Senior PIK Credit Agreement, and therefore may be deemed to have interests in this offering beyond customary underwriting discounts and commissions.

Deutsche Bank Securities Inc. or its affiliates served as an administrative agent, syndication agent, joint lead arranger, joint bookrunner and a lender under our Holdings Senior PIK Credit Agreement. We intend to use a portion of the net proceeds from the sale of our common stock in this offering to repay indebtedness owed by us to affiliates of Deutsche Bank Securities Inc. (and other lenders) through the repayment of the

PIK Loan under our Holdings Senior PIK Credit Agreement. In addition, Deutsche Bank Securities Inc. will receive a fee for acting as sole arranger and bookrunner in connection with amendments to our First Lien Credit Facility and Second Lien Credit Facility, which fees will be payable upon the earlier of the completion of this offering and August 31, 2010. Because more than 5% of the net proceeds of this offering of our common stock may be used to repay amounts owed to affiliates of Deutsche Bank Securities Inc. (who is a member of the Financial Industry Regulatory Authority (“FINRA”)), Deutsche Bank Securities Inc. may be deemed to have a “conflict of interest” with us under NASD Conduct Rule 2720 of FINRA (“Rule 2720”), and accordingly, this offering will be conducted in compliance with the requirements of Rule 2720. As such, Deutsche Bank Securities Inc. may be deemed to have an interest in, and receive financial benefits as a result of, the successful completion of this offering beyond its interest as an underwriter in this offering and the customary underwriting discounts and commissions it will receive. See “Underwriting—Conflicts of Interest”.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our ability to achieve profitability;
•	our competitive position and the effect of competition in our industry;
•	our ability to penetrate existing markets and develop new markets for our services;
•	our ability to retain or hire qualified accounting and other personnel;
•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;
•	our ability to maintain the security and reliability of our systems;
•	our estimates with regard to our addressable markets and future performance;
•	our estimates regarding our anticipated results of operations, future revenue, capital requirements and our needs for additional financing;
•	our use of proceeds from this offering; and
•	our goals and strategies.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $150.7 million, or $173.7 million if the underwriters fully exercise their over-allotment option, based upon an assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover of this preliminary prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use up to approximately $171.4 million of the net proceeds of this offering to repay indebtedness, including related prepayment fees. In particular, we intend to use a portion of the net proceeds of this offering to first repay in full the PIK Loan, including related prepayment fees, under our Holdings Senior PIK Credit Agreement and then to repay, on a pro rata basis, a portion of the Tranche B and Tranche C term loans under our Second Lien Credit Agreement, with any remaining net proceeds to be used for working capital and other general corporate purposes, including capital expenditures and possible investments in, or acquisitions of, complementary businesses, services or technologies. As of March 31, 2010, we had $99.0 million, $29.3 million and $35.0 million, outstanding under our PIK Loan, Tranche B term loan and Tranche C term loan, respectively. We have no current agreements or commitments with respect to any investment or acquisition and we currently are not engaged in negotiations with respect to any investment or acquisition.

The PIK Loan under our Holdings Senior PIK Credit Agreement is due and payable in full on June 15, 2015. The interest rate on the PIK Loan is 13% per annum and the PIK Loan provides for a prepayment penalty of 4%. The Tranche B and Tranche C term loans under our Second Lien Credit Agreement mature on December 15, 2014. The Tranche B term loan under the Second Lien Credit Agreement bears interest at 11% per annum. The Tranche C term loan bears interest at the Eurodollar Rate (as defined in the credit agreement) plus 5.75% per annum, which was 5.98% at March 31, 2010. Following this offering, the Eurodollar Rate on the Tranche C term loan will be subject to a floor of 2.0% per annum and the rate margin on the Eurodollar Rate will increase from 5.75% to 6.50%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

In addition, except for the amounts used to repay our outstanding indebtedness, the amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have broad discretion in applying a portion of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in high quality, investment grade, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We do not anticipate paying any dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. In addition, the terms of our outstanding indebtedness restrict our ability to pay dividends, and any future indebtedness that we may incur could preclude us from paying dividends. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis;
•	on a pro forma basis to give effect to the conversion of all outstanding shares of our Series A redeemable convertible preferred stock, par value $0.001 per share (“Series A Preferred Stock”) into an aggregate of 35,101,716 shares of our common stock and the filing of our amended and restated certificate of incorporation; and
•	on a pro forma as adjusted basis to give further effect to our sale in this offering of 11,000,000 shares of our common stock at an assumed initial public offering price of $15.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after the application of a portion of the net proceeds of this offering to the repayment of certain of our outstanding indebtedness.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2010		Pro Forma As Adjusted(1)(2)
	Actual	Pro Forma
	(In Thousands, Except Share Data)
Long-term debt, including current maturities:
First Lien Credit Facility	$128,248	$128,248	$128,248
Second Lien Credit Facility:
Tranche B, net of discount of $729, $729 and $221, respectively	29,271	29,271	7,840
Tranche C	35,000	35,000	10,590
PIK Loan	99,046	99,046
Total debt	$291,565	$291,565	$146,678
Series A Preferred Stock, par value $0.001 per share; 36,000,000 shares authorized, 35,863,270 shares issued and outstanding (actual); 36,000,000 shares authorized, no shares issued and outstanding (pro forma); no shares authorized, issued and outstanding (pro forma as adjusted)	$176,555	—	—
Shareholders’ (deficit) equity:
Undesignated preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding (actual); 10,000,000 shares authorized, no shares issued or outstanding (pro forma and pro forma adjusted)	—	—	—
Common stock, par value $0.001 per share; 41,000,000 shares authorized, 3,183,248 shares issued and outstanding (actual); 300,000,000 shares authorized, 38,284,964 shares issued and outstanding (pro forma); 300,000,000 shares authorized, 49,284,964 shares issued and outstanding (pro forma as adjusted)(3)	$3	$38	$49
Additional paid-in capital	5,097	181,617	332,306
Accumulated deficit	(71,855)	(71,855)	(76,099)
Accumulated other comprehensive income	94	94	94
Total stockholders’ (deficit) equity	$(66,661)	$109,894	$256,350
Total capitalization	$401,459	$401,459	$403,028

(1)	The information above is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this preliminary prospectus, would increase or decrease each of additional paid-in capital and total stockholders’ equity by $11 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this preliminary prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1 million shares in the number of shares of common stock offered by us, assuming an initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this preliminary prospectus, would increase or decrease each of additional paid-in capital and total stockholders’ equity by approximately $15 million.
(3)	The number of shares of our common stock outstanding set forth in the table excludes (i) 2,486,855 shares of common stock issuable upon exercise of outstanding options as of March 31, 2010 at a weighted average exercise price of $3.97 per share (of which options to acquire 605,335 shares of common stock are vested as of March 31, 2010), (ii) 3,228,181 shares of our common stock reserved for future issuance under our equity incentive plans as of March 31, 2010, and (iii) 400,000 shares of our common stock reserved for future issuance under our 2010 Employee Stock Purchase Plan, which will become effective in connection with this offering.

DILUTION

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book value (deficit) as of March 31, 2010, was approximately $(464.5) million, or $(145.93) per share, based on 3,183,248 shares of common stock outstanding as of March 31, 2010. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities and Series A Preferred Stock by the actual number of outstanding shares of our common stock. Our pro forma net tangible book value (deficit) as of March 31, 2010 was approximately $(288.0) million, or approximately $(7.52) per share, based on 38,284,964 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our Series A Preferred Stock into an aggregate of 35,101,716 shares of our common stock upon the completion of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to our sale of 11,000,000 shares of common stock in this offering based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this preliminary prospectus less underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value (deficit) as of March 31, 2010 would have been $(2.92) per share. This represents an immediate increase in pro forma net tangible book value per share of $4.60 to existing stockholders and immediate dilution in pro forma net tangible book value of $17.92 per share to new investors purchasing our common stock in this offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share(1)		$15.00
Historical net tangible book value (deficit) per share as of March 31, 2010	$(145.93)
Increase per share due to the conversion of all shares of Series A Preferred Stock	138.41
Pro forma net tangible book value (deficit) per share as of March 31, 2010	(7.52)
Increase per share attributable to new investors	4.60
Pro forma net tangible book value (deficit) per share after this offering	(2.92)
Dilution per share to new investors		$17.92

(1)	The midpoint of the price range set forth on the cover of this preliminary prospectus.

The following table summarizes as of March 31, 2010, the number of shares of our common stock purchased from us, the total cash consideration paid to us and the average price per share paid to us by existing stockholders and by new investors in this offering at an assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover of this preliminary prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
In Thousands, Except per Share Numbers	Number	Percent	Amount	Percent
Existing stockholders	38,284,964	77.7%	$176,812,556	51.7%	$4.62
New investors	11,000,000	22.3	165,000,000	48.3	15.00
Total	49,284,964	100.0%	$341,812,566	100.0%	$6.94

The above discussion and tables are based on 3,183,248 shares of common stock issued and outstanding as of March 31, 2010 and also reflects the conversion of all outstanding shares of our Series A Preferred Stock into an aggregate of 35,101,716 shares of our common stock upon the completion of this offering and excludes:

•	2,486,855 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2010, with a weighted average exercise price of $3.97 per share (of which options to acquire 605,335 shares of common stock were vested as of March 31, 2010);
•	3,228,181 shares of our common stock reserved for future issuance under our equity incentive plans as of March 31, 2010; and
•	400,000 shares of our common stock reserved for future issuance under our 2010 Employee Stock Purchase Plan, which will become effective in connection with this offering.

To the extent that outstanding options are exercised and restricted stock grants vest, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data presented below in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data presented below under the heading “Consolidated Statement of Operations Data” for the years ended December 31, 2008 and 2009 and the selected consolidated financial data presented below under the heading “Consolidated Balance Sheet Data” as of December 31, 2008 and 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 is presented giving effect to the Merger as if it had occurred on January 1, 2007. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 is based on our historical audited consolidated statements of operations included elsewhere in this prospectus, adjusted to give pro forma effect to the Merger. Management believes this presentation provides a meaningful comparison of operating results enabling twelve months of 2007 to be compared with 2008 and 2009, adjusting for the impact of the Merger. The unaudited pro forma consolidated statement of operations is for informational purposes only and does not purport to represent what our actual results of operations would have been if the Merger had been completed as of January 1, 2007.

The selected consolidated financial data presented below under the headings “Consolidated Statement of Operations Data” for the years ended December 31, 2005 and 2006 and under “Consolidated Balance Sheet Data” as of December 31, 2005, 2006 and 2007, have been derived from consolidated financial statements not included in this prospectus. The consolidated statements of operations data and balance sheet data as of and for the first three months of 2009 and 2010 were derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results of operations to be expected for future periods, and the results for the first three months of 2010 are not necessarily indicative of results to be expected for the full year or for any other period.

	Predecessor			Successor			Successor		Successor
						Pro Forma
(In Thousands, Except Share and per Share Amounts)	Year Ended December 31, 2005	Year Ended December 31, 2006	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Pro Forma Adjustments	Year Ended December 31, 2007(1)	Year Ended December 31, 2008	Year Ended December 31, 2009	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010
Consolidated Statement of Operations Data:
Revenue	$54,961	$86,368	$51,928	$70,786	$—	122,714	$143,401	$140,699	34,623	39,931
Cost of revenue(2)	18,782	22,530	12,801	30,718	10,516	54,035	56,161	48,721	14,157	11,476
Gross profit	36,179	63,838	39,127	40,068	(10,516)	68,679	87,240	91,978	20,466	28,455
Operating expenses:
Product development(2)	6,938	9,160	6,046	6,949	—	12,995	14,847	14,222	3,126	4,283
Sales and marketing(2)	23,597	30,434	18,418	35,532	12,201	66,151	61,556	59,058	14,137	19,020
General and administrative(2)	8,469	10,796	5,868	8,959	666	15,493	19,209	20,556	4,345	5,510
Founders litigation costs, net of insurance recoveries	(347)	—	—	—	—	—	—	—
Restructuring costs	100	—	—	—	—	—	1,316	1,494	48	—
Write-off of initial public offering fees	2,039	—	—	—	—	—	—	—
Costs related to the Merger	—	—	8,948	—	—	8,948	—	—	—	—
Total operating expenses	40,796	50,390	39,280	51,440	12,867	103,587	96,928	95,330	21,656	28,813
(Loss) income from operations	(4,617)	13,448	(153)	(11,372)	(23,383)	(34,908)	(9,688)	(3,352)	(1,190)	(358)
Interest (income) expense, net	(64)	(549)	(562)	14,718	12,840	26,996	28,234	28,935	7,000	7,028
Amortization of debt issuance costs	—	—	—	910	770	1,680	1,803	1,872	477	457
Other (income) expense	—	—	(9)	(255)	—	(264)	271	9,027	11,162	73
Net (loss) income before income tax	(4,553)	13,997	418	(26,745)	(36,993)	(63,320)	(39,996)	(43,186)	(19,829)	(7,916)
Income tax provision (benefit)	—	529	237	(9,737)	(15,352)	(24,852)	(15,398)	(18,415)	(7,710)	(2,438)
Net (loss) income	$(4,553)	$13,468	$181	$(17,008)	$(21,641)	$(38,468)	$(24,598)	$(24,771)	(12,119)	(5,478)
Net loss per common share – basic and diluted				$(22.33)		$(50.51)	$(25.54)	$(15.38)	$(8.82)	$(2.66)
Weighted average shares outstanding used in basic and diluted net loss per common share calculation				761,554		761,554	963,019	1,611,090	1,373,853	2,055,891
Unaudited pro forma net loss per share – basic and diluted(3)								$(0.67)		$(0.15)
Shares used in computing unaudited pro forma net loss per share – basic and diluted(3)								36,714,423		37,157,607
Unaudited as adjusted pro forma net loss per share – basic and diluted(4)								$(0.20)		$(0.04)
Shares used in computing unaudited as adjusted pro forma net loss per share – basic and diluted(4)								47,714,423		48,157,607

(1)	Separate presentation of the Predecessor period and Successor period within an annual period is required under U.S. GAAP when a change in accounting basis occurs. Under the provisions of the FASB’s Business Combination standard, the historical carrying values of assets acquired and liabilities assumed are adjusted to fair value, resulting in a higher cost basis associated with the allocation of the purchase price, which affects post-acquisition period results and period-to-period comparisons. We believe presenting only the separate Predecessor period and Successor period within the year ended December 31, 2007 may impede understanding of our operating performance. Therefore, we have also presented the unaudited pro forma consolidated results of operations for the year ended December 31, 2007, assuming the Merger occurred on January 1, 2007. The unaudited pro forma consolidated results of operations includes pro forma adjustments to give effect to the Merger. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for additional details regarding the nature of the pro forma adjustments.
(2)	Includes stock-based compensation expense as follows:

	Predecessor		Pro Forma	Successor		Successor
	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007(1)	2008	2009	2009	2010
Cost of revenue	$424	$286	$307	$173	$63	$22	$13
Product development	588	460	656	519	483	71	126
Sales and marketing	1,696	1,095	1,339	855	529	16	327
General and administrative	1,958	1,611	2,031	2,245	863	307	287
Total	$4,666	$3,452	$4,333	$3,792	$1,938	$416	$753
(3)	The pro forma net loss per share, basic and diluted, and pro forma weighted average shares outstanding in the table above give effect to the conversion of all outstanding Series A Preferred Stock into common stock upon the completion of this offering.
(4)	As adjusted pro forma basic and diluted earnings per share for the year ended December 31, 2009 and three months ended March 31, 2010 reflects the pro forma effect of the conversion of all outstanding shares of our Series A redeemable convertible preferred stock into an aggregate of 35,103,333 and 35,101,716 shares, respectively, of common stock upon completion of this offering and also to give effect to the issuance of additional shares by us in this offering and the application of the net proceeds of this offering to repay $144.4 million in principal amount of outstanding indebtedness including related prepayment fees, as if the offering and repayment of outstanding indebtedness had occurred at the beginning of the respective period. As a result of this repayment of indebtedness, our net loss would have decreased by approximately $15.3 million and $3.6 million, respectively, for the year ended December 31, 2009 and the three months ended March 31, 2010, primarily driven by a decrease in interest expense of approximately $14.4 million and $3.4 million, respectively, as well as decrease in deferred financing costs of approximately $0.9 million and $0.2 million, respectively. See “Use of Proceeds” in this prospectus for additional details.

	As of December 31,					As of March 31, 2010
	2005	2006	2007	2008	2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,903	$10,462	$17,671	$24,671	$30,481	14,897
Short-term investments	1,200	10,500	4,500	—	3,414	7,186
Working capital	(1,280)	10,216	(622)	9,821	15,591	14,345
Total assets	33,125	60,210	551,583	532,852	509,341	495,985
Deferred revenue	13,796	18,522	23,777	24,938	26,795	29,789
Long-term debt, net of current portion	—	—	275,233	284,164	290,513	290,215
Series 1 convertible preferred stock	67,000	67,000	—	—	—	—
Series A Preferred Stock	—	—	173,751	175,991	176,478	176,555
Accumulated deficit	(165,417)	(151,949)	(17,008)	(41,606)	(66,377)	(71,855)
Total stockholders’ deficit	(58,221)	(41,269)	(20,002)	(44,611)	(62,032)	(66,661)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly those under “Risk Factors.” Dollars in tabular format are presented in thousands, except per share data, or otherwise indicated.

Overview

IntraLinks is a leading global provider of Software-as-a-Service (“SaaS”) solutions for securely managing content, exchanging critical business information and collaborating within and among organizations. Our cloud-based solutions enable organizations to control, track, search and exchange time-sensitive information inside and outside the firewall, all within a secure and easy-to-use environment. Our customers rely on our cost-effective solutions to manage large amounts of electronic information, accelerate information-intensive business processes, reduce time to market, optimize critical information workflow, meet regulatory and risk management requirements and collaborate with business counterparties in a secure, auditable and compliant manner. We help our customers eliminate the inherent risks and inefficiencies of using email, fax, courier services and other existing solutions to collaborate and exchange information.

At our founding in 1996, we introduced cloud-based collaboration for the debt capital markets industry and, shortly thereafter, extended our solutions to merger and acquisition transactions. We have since enhanced our IntraLinks Platform to address the needs of a wider enterprise market consisting of customers of all sizes across a variety of industries who use our solutions for the secure management and online exchange of information within and among organizations. Today, this enterprise market is our largest and fastest growing market and includes organizations in the financial services, pharmaceutical, biotechnology, consumer, energy, industrial, legal, insurance, real estate and technology sectors, as well as government agencies. Across all of our principal markets we help transform a wide range of slow, expensive and information-intensive tasks into streamlined, efficient and real-time business processes. In the year ended December 31, 2009, over 4,300 customers across 25 industries used the IntraLinks Platform to enable collaboration among more than 400,000 end-users and approximately 50,000 organizations worldwide.

We deliver our solutions entirely through a multi-tenant SaaS architecture in which a single instance of our software serves all of our customers. Our business model has provided us with a high level of revenue visibility. We sell our solutions directly through an enterprise sales team with industry-specific expertise, and indirectly through a customer referral network and channel partners. In 2009, we generated $140.7 million in revenue, of which approximately 33% was derived from international sales across 61 countries.

We evaluate our operating and financial performance using various performance indicators, including the financial metrics discussed under “— Key Metrics” below, as well as macroeconomic trends affecting the demand for our solutions in our principal markets. We also monitor relevant industry performance, including transactional activity in the debt capital markets and M&A market globally, to measure the success of our sales activities and estimate our market share in our principal markets.

Corporate Structure and Financing

In June 1996, our business was incorporated under the name “IntraLinks, Inc.” On June 15, 2007 (the “Merger Date”), through a series of transactions, all of the outstanding equity of IntraLinks, Inc. was acquired by a newly formed entity, TA Indigo Holding Corporation, which was owned by TA Associates, Inc., Rho Capital Partners, Inc., a principal stockholder in IntraLinks, Inc. since 2001, and other stockholders, including former and current officers and employees of IntraLinks, Inc. These transactions are referred to herein as the “Merger.” As a result of the Merger, TA Indigo Holding Corporation owns all of the common stock of IntraLinks, Inc. TA Indigo Holding Corporation, which was subsequently renamed “IntraLinks Holdings, Inc.” has no operations of its own. The Merger was funded in part through a first lien credit facility, a second lien credit facility and a senior payable-in-kind credit facility totaling $275.0 million. The Merger was accounted for under the purchase accounting method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Key Metrics

Our management relies on certain performance indicators to manage and assess our business. The key performance indicators set forth below help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. We discuss revenue and cash flow from operating activities, respectively, under “—Components of Operating Results” and “—Liquidity and Capital Resources” below. Other measures of our quarterly and annual performance, including deferred revenue, Adjusted Gross margin, Adjusted EBITDA and Adjusted EBITDA margin, are discussed below.

	Year Ended December 31,
	2007	2008	2009
Deferred revenue at December 31	$23,777	$24,938	$26,975
Revenue(1)	$122,714	$143,401	$140,699
Adjusted Gross margin(1)	77.7%	79.4%	79.1%
Adjusted EBITDA(1)	$31,766	$43,332	$45,092
Adjusted EBITDA margin(1)	25.9%	30.2%	32.0%
Cash flow provided by (used in) operating activities(2)	$27,170	$23,657	$25,072

(1)	The key metrics presented in this table related to the results of operations for the year ended December 31, 2007, are presented on a pro forma basis, assuming the Merger occurred on January 1, 2007, and include pro forma adjustments to give effect to the Merger. See “Consolidated Statement of Operations for the Year Ended December 31, 2007 — Pro Forma Presentation” within this Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional details regarding the nature of the pro forma adjustments.
(2)	Cash flow provided by operating activities for the year ended December 31, 2007 is shown for the combined periods of January 1 through June 14, 2007 (Predecessor Company) and June 15 through December 31, 2007 (Successor Company). Management believes this presentation provides a meaningful comparison of cash flows, enabling twelve months of 2007 to be compared with 2008 and 2009.

In addition to the metrics listed in the table above, our management regularly analyzes customer contract data, including aggregate contract values, contract durations and payment terms, which provide indications of future revenue represented by contractual fees not yet billed. Management also monitors sales and marketing activity, customer renewal rates, the mix of subscription and transaction business and international business growth to evaluate various aspects of our operating and financial performance. These items are discussed elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Deferred Revenue

Deferred revenue represents the billed but unearned portion of existing contracts for services to be provided. Deferred revenue does not include future potential revenue represented by the unbilled portion of existing contractual commitments of our customers.

Adjusted EBITDA and Adjusted Gross Margin GAAP Reconciliations

Adjusted EBITDA represents net income (loss) adjusted for (1) interest expense, net of interest income, (2) income tax provision (benefit), (3) depreciation and amortization, (4) amortization of intangible assets, (5) stock-based compensation expense, (6) amortization of debt issuance costs and (7) other (income) expense. Items (1) through (7) are excluded from net loss internally when evaluating our operating performance. In addition, for the year ended December 31, 2007, we excluded “Costs of the Merger” when internally evaluating our operating performance, due to the non-recurring nature of these costs. Management believes Adjusted EBITDA allows investors to make a more meaningful comparison between our operating results over different periods of time, as well as with those of other companies in our industry, because it excludes items such as Merger-related costs, interest expense and other adjustments related to the long-term debt incurred to finance the Merger that we believe are not representative of our operating performance. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. Adjusted Gross margin represents gross profit, adjusted for amortization of intangible assets and stock-based compensation expense classified within the cost of revenue line item, as a percentage of revenue.

Management believes that Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Gross margin, when viewed with our results under U.S. GAAP and the accompanying reconciliations, provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating our operating performance. Additionally, management believes that Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Gross margin provide a more meaningful comparison of our operating results against those of other companies in our industry, as well as on a period-to-period basis, because these measures exclude items that are not representative of our operating performance, such as ongoing costs related to the Merger including amortization of intangible assets that were recorded as a result of the Merger, and interest expense and fair value adjustments to the interest rate swap related to the long-term debt incurred to finance the Merger. Management believes that including these costs in our results of operations results in a lack of comparability between our operating results and those of our peers in the industry, the majority of which are not highly leveraged and do not have comparable amortization costs related to intangible assets. However, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Gross margin are not measures of financial performance under U.S. GAAP and, accordingly, should not be considered as an alternative to net loss as an indicator of operating performance.

The table below provides reconciliations between the non-U.S. GAAP financial measures discussed above to the comparable U.S. GAAP measures of net loss and gross profit, respectively:

	Year Ended December 31,
	Pro Forma 2007(1)	2008	2009
Net loss	$(38,468)	$(24,598)	$(24,771)
Interest expense, net	26,996	28,234	28,935
Income tax benefit	(24,852)	(15,398)	(18,415)
Depreciation and amortization	3,200	4,643	11,567
Amortization of intangible assets	50,193	44,585	34,939
Stock-based compensation expense	4,333	3,792	1,938
Amortization of debt issuance costs	1,680	1,803	1,872
Other (income) expense(2)	(264)	271	9,027
Costs related to the Merger	8,948	—	—
Adjusted EBITDA	$31,766	$43,332	$45,092
Adjusted EBITDA margin	25.9%	30.2%	32.0%
Gross profit	$68,679	$87,240	$91,978
Gross margin	56.0%	60.8%	65.4%
Adjustments:
Cost of revenue – amortization of intangible assets	26,413	26,474	19,304
Cost of revenue – stock-based compensation expense	307	173	63
Adjusted Gross profit	$95,399	$113,887	$111,345
Adjusted Gross margin	77.7%	79.4%	79.1%

(1)	The results of operations data presented in this table for the year ended December 31, 2007 are presented on a pro forma basis, assuming the Merger occurred on January 1, 2007, and include pro forma adjustments to give effect to the Merger. See “Consolidated Statement of Operations for the Year Ended December 31, 2007 — Pro Forma Presentation” within this Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional details regarding the nature of the pro forma adjustments.
(2)	“Other (income) expense” primarily includes: foreign currency transaction gains and losses and, beginning in the second quarter of 2009, fair value adjustments resulting in gains and losses on our interest rate swap. “Other (income) expense” for the year ended December 31, 2009 contains a reclassification of $10.7 million from Other Comprehensive Income, representing accumulated fair value adjustments to our interest rate swap, due to the de-designation of this derivative instrument in the first quarter of 2009.

Consolidated Statement of Operations for the Year Ended December 31, 2007 — Pro Forma Presentation

Certain presentation and discussion within this Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007 reflects the pro forma consolidated results, giving effect to the Merger as if it had occurred on January 1, 2007. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 is based on our historical audited consolidated financial statements included elsewhere in this prospectus, adjusted to give pro forma effect to the Merger. Management believes this presentation provides a meaningful comparison of operating results enabling twelve months of 2007 to be compared with 2008 and 2009, adjusting for the impact of the Merger. The unaudited pro forma consolidated statement of operations is for informational purposes only and does not purport to represent what our actual results of operations would have been if the Merger had been completed as of January 1, 2007.

The following table presents the Consolidated Statement of Operations for the period of January 1, 2007 through June 14, 2007 (Predecessor Company) and June 15, 2007 through December 31, 2007 (Successor Company), as well as the unaudited pro forma consolidated statement of operations for the year ended December 31, 2007, which reflects the pro forma adjustments to give effect to the Merger assuming it occurred on January 1, 2007:

	Predecessor	Successor			Pro Forma
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Pro Forma Adjustments		Year Ended December 31, 2007
Revenue	$51,928	$70,786	$—		$122,714
Cost of revenue	12,801	30,718	10,516	(a)(b)	54,035
Gross profit	39,127	40,068	(10,516)		68,679
Operating expenses:
Product development	6,046	6,949	—		12,995
Sales and marketing	18,418	35,532	12,201	(a)	66,151
General and administrative	5,868	8,959	666	(a)	15,493
Cost related to the Merger	8,948	—	—		8,948
Total operating expenses	39,280	51,440	12,867		103,587
Loss from operations	(153)	(11,372)	(23,383)		(34,908)
Interest (income) expense, net	(562)	14,718	12,840	(c)	26,996
Amortization of debt issuance costs	—	910	770	(d)	1,680
Other income	(9)	(255)	—		(264)
Net income (loss) before income tax	418	(26,745)	(36,993)		(63,320)
Income tax provision (benefit)	237	(9,737)	(15,352	)(e)	(24,852)
Net income (loss)	$181	$(17,008)	$(21,641)		$(38,468)
Net loss per common share – basic and diluted		$(22.33)			$(50.51)
Weighted average shares outstanding used in basic and diluted net loss per common share		761,554			761,554

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 reflects the following:

(a)	An adjustment to increase amortization expense related to intangible assets recorded as a result of the transaction by $24.9 million ($12.1 million to cost of revenue, $12.2 million to sales and marketing and $0.7 million to general and administrative), to reflect the additional five and one-half months of amortization expense that would have been recorded had the Merger occurred on January 1, 2007. The following table is a summary of the fair values assigned to each of the definite-lived intangible assets at the time of the Merger, and their respective estimated useful lives:

Intangible Asset Type	Acquired Value at Merger date	Estimated Useful Life
Developed technology	$132,369	10 Years
Customer relationships	141,747	10 Years
Contractual backlog	9,219	1.5 Years
Tradename	14,618	12 Years
Non-compete agreement	728	3 Years
Total	$298,681

Developed technology and contractual backlog are amortized on an accelerated basis, over their estimated useful lives at rates consistent with the expected future cash flows to be generated by the assets. All other definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives.

(b)	An adjustment to decrease amortization of capitalized software recorded in cost of revenue prior to the Merger, of $1.6 million. At the time of the Merger the existing capitalized software was valued as an intangible asset (subsequently referred to as the technology intangible asset). Assuming the Merger took place on January 1, the capitalized software in question would have ceased to exist at that date and no further amortization (other than that related to the technology intangible, see Note (a) above) would be recorded.
(c)	An adjustment to increase interest expense to reflect an additional five and one-half months of interest, assuming we would have incurred the long-term debt of $275.0 million in total principal on January 1, 2007 to finance the Merger. Principal amounts for each loan, as incurred at the Merger date, and the respective interest rates at the inception of the loans were as follows:

(amounts in 000’s)	Principal at Merger Date	Interest Rate
First Lien Credit Agreement	$135,000	Variable 8.07%
Second Lien Credit Agreement
Tranche B	30,000	Fixed 11.0%
Tranche C	35,000	Variable 11.07%
Holdings Senior PIK Credit Agreement	75,000	Fixed 12.0%
Total Principal at Merger Date	$275,000

The variable rates shown in the table above are based on the Eurodollar rate (as defined in the applicable credit agreement), at the inception of the loans, and include spreads of 2.75% and 5.75% for the First Lien Credit Facility and Tranche C of the Second Lien Credit Facility, respectively. For purposes of the pro forma adjustments, we assumed no change in the variable interest rates.

(d)	An adjustment to reflect an additional five and one-half months of amortization of debt issuance costs; and
(e)	For purposes of determining the estimated income tax expense for adjustments reflected in the unaudited pro forma consolidated statement of operations, a combined U.S. federal and state statutory rate of 41.5% was utilized.

Components of Operating Results

Sources of Revenue

We derive revenue principally through fixed commitment contracts under which we provide customers with various services, including access to our cloud-based IntraLinks Platform, access to one or more of our IntraLinks Exchanges, and related customer support and other services. We operate the business in one reportable segment, as management makes operating decisions and assesses performance based on one single operating unit. However, we monitor certain revenue metrics and trends by principal markets, as defined below. We also monitor the mix of “subscription” and “transaction” customers within these markets.

The following represent our principal markets:

•	Enterprise comprises customers spanning a variety of industries, including financial services, pharmaceutical, biotechnology, consumer, energy, industrial, legal, insurance, real estate and technology, who use our services for a wide range of corporate purposes, primarily under subscription arrangements.
•	Mergers & Acquisitions (“M&A”) comprises customers, across the same variety of industries described above, who use our exchanges for project-based transactions, such as mergers, acquisitions and dispositions. These customers are referred to us typically by financial or legal advisors involved in the respective transactions. This principal market is generally characterized by the use of our IntraLinks Platform under transaction arrangements.
•	Debt Capital Markets (“DCM”) primarily comprises customers within the financial services industry who use our exchanges for loan syndication and administration, and is generally characterized by the use of our IntraLinks Platform under subscription arrangements.

We sell our services in each of these markets under service contracts that we consider either “subscription” or “transaction” arrangements, as follows:

•	Subscription arrangements include those customer contracts with an initial term of at least 12 months that automatically renew for successive terms of at least 12 months. Because some long-term customers will not accept automatic renewal terms, however, we also consider among our subscription customers those whose contracts have been extended upon mutual agreement for at least one renewal term of at least 12 months. We believe subscription arrangements appeal mainly to customers that have integrated our service into their business processes and plan to use our exchanges for a series of expected projects. Subscription arrangements afford customers several benefits, including the ability to manage the creation, opening and closing of any number of exchanges at their convenience during the commitment period, and potentially lower pricing than they would generally be charged under a single-event contract.
•	Transaction arrangements include those customer contracts having an initial term of less than 12 months. We also consider transaction customers to be those first time customers whose contracts do not have an automatic renewal clause, and who have not yet renewed their contracts by mutual agreement. We believe these types of arrangements appeal mainly to customers who have a single discrete project. Unlike subscription contracts, which generally renew for at least one year at a time, transaction contracts continue in effect after their initial term on a month to month basis, until the customer terminates, often by closing the relevant exchange.

We monitor certain metrics and trends relating to our mix of subscription and transaction business. As a percentage of total revenue, revenue from subscription arrangements grew from approximately 47% in 2007 to 57% in 2009 and 58% in the first quarter of 2010. Most of our subscription customers agree at the start of each contract term to pay a fixed annual commitment fee. During the period from January 1, 2007, through March 31, 2010, our renewal rate with respect to these subscription customers, on a per-customer, absolute dollar-commitment basis, was approximately 93%. In 2010, we expect subscription arrangements to continue to represent the majority of our total revenue. We believe we have aligned our organization, including our strategy, structure and sales leadership, to capitalize on long-term customer relationships and invest in the further growth of these relationships.

Revenue from both subscription and transaction contracts is recognized ratably over the contracted service period. Under most subscription arrangements, an annual fixed commitment fee is determined based on the aggregate value of the expected number of exchanges required over the term, the type of exchanges expected to be opened, the number of users that are expected to access each exchange and the volume of data expected to be managed in the exchanges. We bill customers with annual commitment fees in advance, generally in four equal quarterly installments. Similarly, a transaction contract for a single project will have an upfront fee covering services for the expected duration of the project, for which we generally bill customers in full in advance at the commencement of the contract. Subscription and transaction fees payable in advance are recorded initially in accounts receivable, or cash upon their collection, and deferred revenue, until such time that the relevant revenue recognition criteria have been met for such amounts to be included in revenue.

Annual subscription fees as well as the fixed fees payable upfront under transaction contracts are payable in full and are non-refundable regardless of actual usage of services. Similarly, while customers may close exchanges and cease using services, our contracts generally do not allow for cancellation or termination for convenience during the contract term. We reserve the right under subscription and transaction contracts to charge customers for loading data or adding users to exchanges in excess of their original usage estimates. These overage charges are billed monthly or quarterly in arrears and are recognized ratably and prospectively from the date such fees are incurred through the remaining service period.

Cost of Revenue

Cost of revenue primarily consists of personnel-related costs, including non-cash stock-based compensation, and expenses for third-party contractors providing customer support and project management; expenses related to hosting our service, including Internet connectivity, co-location management and data storage fees, and depreciation expenses for hardware; amortization expenses associated with capitalized software and definite-lived intangible assets; and allocated overhead. Our hosting provider charges us a monthly fee based on the number of servers, the amount of storage and the levels of network connectivity required. We allocate overhead, such as facilities and telecommunication charges, to all departments based on headcount, which we consider to be a fair and representative means of allocation. As such, general overhead expenses are reflected in our cost of revenue and operating expenses categories.

We intend to continue to invest additional resources in our services. These costs cover direct investments in our customer services group and our hosting infrastructure, as well as the amortization impact of investments in our technology. The level and timing of investment in these areas could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue.

Gross Profit and Gross Margin

Our gross profit and margin are driven by our ability to manage the costs of providing our service as revenue increases or decreases. We expect that changes in our gross profit will track changes in our total revenue. As noted under “—Cost of Revenue” above, we continue to make investments in personnel and other initiatives directly related to the development of our technology and, as a result, we expect gross margins to remain relatively flat in future periods. We discuss our gross profit and margins on a quarterly basis within “—Quarterly Results of Operations” below.

Operating Expenses

Product Development — Product development expenses consist primarily of personnel-related costs, including non-cash stock-based compensation and consulting expenses associated with the design, development and testing of our systems, and allocated overhead. We capitalize direct costs of services used in developing internal-use software, including internal direct labor costs and external costs of materials and services. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

We expect that product development expenses will increase in absolute dollars as we upgrade and extend our service offerings and develop new technologies to ensure our service integrates and performs well with existing and future leading databases, applications, operating systems and other platforms, and keeps pace with technological change in our industry. We expect that these costs will consist largely of the hiring of additional personnel and the use of outside consultants. Depending on the nature and levels of work undertaken, the amount of product development costs that may be capitalized may fluctuate from period to period, which may affect operating expenses, both in terms of absolute dollars and as a percentage of revenue.

Sales and Marketing — Sales and marketing expenses consist primarily of personnel-related costs for our sales, marketing and business development staff, including non-cash stock-based compensation, sales commissions, payments to business development partners, costs of marketing programs, amortization expense for certain definite-lived intangible assets, and allocated overhead. Our marketing programs include advertising, events and conferences, corporate communications, public relations and other brand building and product marketing expenses.

We expect that sales and marketing expenses will increase in absolute dollars as we increase the number of direct sales personnel (domestic and international, existing and new locations) in order to add new customers and increase penetration in our existing customer base, but decrease as a percentage of revenue over time. Additionally, we intend to focus on expanding our partnering efforts and allocating more resources to marketing activities, including building greater brand awareness and sponsoring additional marketing events.

General and Administrative — General and administrative expenses consist primarily of personnel-related costs, including non-cash stock-based compensation, executive, administrative, legal, human resources, accounting and internal operations personnel, non-personnel costs such as professional fees, telecommunications and other corporate expenses, and allocated overhead.

We expect that general and administrative expenses will increase in absolute dollars as we add personnel, lease additional office space and incur additional professional fees, insurance costs and other expenses to both support our growth in terms of size and locations, and meet compliance requirements associated with the growth of our business and our transition to and operation as a public company. However, we expect that general and administrative expenses will decrease as a percentage of revenue over time.

Restructuring Costs

Restructuring costs incurred during the years presented include employee severance and other employee-related termination costs. The 2009 plan primarily involved a reorganization of our sales and sales supporting operation functions and was designed to enable us to operate more efficiently in a still uncertain economic environment and for continued expansion of our services into broader markets. The restructuring in 2008 involved a broad organizational streamlining, consolidating responsibilities in certain related functions and eliminating overlapping support functions. These changes were designed to streamline internal processes and to enable us to continue to be effective and efficient in meeting the needs of our organization and customers, given the impact of the depressed economic environment, particularly in the second-half of the year. Similar to the 2009 Plan, the 2008 Plan was also designed to position us for expansion of our services into broader markets.

Costs Related to the Merger

As described in “—Corporate Structure and Financing” above, we completed a merger on June 15, 2007, for which we incurred approximately $8.9 million in costs directly related to the transaction. These costs primarily consisted of professional fees paid to the investment banks, attorneys and accountants involved with the transaction.

Non-Operating Expenses

Non-operating expenses primarily consist of interest expense related to our long-term debt and the amortization of debt issuance costs. The debt issuance costs are being amortized over the life of the loans. Starting in 2009, non-operating expenses also include fair value adjustments related to our interest rate swap. Prior to 2009, these fair value adjustments were recorded in Other Comprehensive Income (Loss), as a component of equity on the Consolidated Balance Sheets, contained elsewhere in this prospectus. See Note 9 to our Consolidated Financial Statements for additional details regarding the accounting treatment of the interest rate swap.

Non-operating expenses are partially offset by interest income generated from our investments in bank time deposits, money market funds, commercial paper, U.S. treasury bonds and auction rate securities.

Income Tax Provision (Benefit)

We are subject to tax in the United States as well as other tax jurisdictions or countries in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax. Our effective tax rates differ from the statutory rate primarily due to research and development tax credits and nondeductible compensation.

As of December 31, 2009, we had $62.4 million of available federal net operating loss carryforwards to offset future taxable income, which expire in various years through 2027, if not utilized. Due to ownership changes, including in 2001, 2004, and 2007, the net operating losses are subject to limitations pursuant to Section 382 of the Internal Revenue Code (“IRC”) and similar state provisions. The deferred tax asset representing the benefit of these net operating losses has been offset by our deferred tax liabilities, leaving us in a net deferred tax liability position.

Application of Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities on an ongoing basis. We evaluate these estimates including those related to the determination of the fair value of stock options and awards issued, fair value of our reporting unit, valuation of intangible assets (and their related useful lives), fair value of financial instruments, income tax provisions, compensation accruals, and accounts receivable and sales. Actual results may differ from those estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our financial statements. For further information on our critical and other significant accounting policies, see Note 2, Summary of Significant Accounting Policies, of our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition — We derive revenue principally through fixed commitment contracts under which we provide customers various services, including access to our cloud-based IntraLinks Platform, including our IntraLinks Exchanges, as well as related customer support and other services. Our customers do not have a contractual right, or the ability, to take possession of the IntraLinks software at any time during the hosting period, or contract with an unrelated third party to host the IntraLinks software. Therefore, revenue recognition for our services is not accounted for under the FASB’s specific guidance on software revenue recognition. We recognize revenue for our services ratably over the related service period, provided that there is persuasive evidence of an arrangement; the service has been provided to the customer; collection is reasonably assured; the amount of fees to be paid by the customer is fixed or determinable; and we have no significant remaining obligation at the completion of the contracted term. In circumstances where we have a significant remaining obligation after completion of the initial contract term, revenue is recognized ratably over the extended service period. Our contracts do not contain general rights of return. Certain of our contracts contain customer acceptance clauses, for which revenue is deferred until acceptance occurs.

Revenue is disclosed as net of a reserve for customer credits in the Consolidated Statement of Operations included elsewhere in this prospectus. Based on historical patterns of actual credit memos issued, we determined that at any point in time, approximately 1% of our revenues will be subject to the issuance of a credit memo to a customer. Credit memos are issued in order to resolve disputes with customers regarding previously invoiced amounts. All of our invoiced fees are supported by the terms of the contract; however when disputes arise, we may issue a credit memo to maintain the relationship with the customer. In all cases where the disputed amount is a result of our error, a credit memo will be issued to correct the error. Therefore, revenue disclosed as net of the estimated credit reserve is a more accurate reflection of the underlying business activity for each respective period and is in line with the requirement that all revenue recognized during the period is earned and realizable.

In accordance with the FASB’s guidance on multiple-deliverable arrangements, we have evaluated the deliverables in our arrangements to determine whether they represent separate units of accounting. We determined that the services delivered to customers under our existing arrangements, which includes providing access to our IntraLinks Platform, including our cloud-based exchange environment and the related implementation, training, customer support and document scanning services, represent a single unit of accounting. This determination was based on our conclusions that the delivered services do not have value to the customer on a stand-alone basis, and the customer could not resell the delivered services on a stand-alone basis.

Amounts invoiced in advance of revenue recognition are deferred until earned and such amounts are included as a component of “Deferred revenue” in the Consolidated Balance Sheets, included elsewhere in this prospectus.

Stock-Based Compensation — We use the Black-Scholes option pricing model to determine the fair value of options granted to employees under our 2007 Stock Option and Grant Plan. The fair value of restricted shares of common stock is determined using the intrinsic value of the common stock at the time of grant. We recognize compensation expense for share-based awards on a straight-line basis over the requisite service period of the award, which is generally the vesting period.

The determination of fair value of options utilizing the Black-Scholes model is affected by the fair value of our common stock as of the time of grant and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The use of different assumptions in the Black-Scholes pricing model would result in different amounts of stock-based compensation expense. Furthermore, if different assumptions are used in future periods, stock-based compensation expense could be materially impacted in the future.

The following table summarizes the weighted-average assumptions used to estimate the fair value of options granted during the year ended December 31, 2009 and the three months ended March 31, 2010:

Expected volatility	76.7%
Expected life of option	6.09 Years
Risk free interest rate	2.70%
Expected dividend yield	0%
Estimated forfeiture rate	11% – 20%

We do not have a history of market prices, and as such, we estimate volatility in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”) using historical volatilities of similar public companies. We based our analysis of expected volatility on reported data for a peer group of companies within our industry, using an average of the historical volatility measures of this peer group of companies. We intend to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of our own stock price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable entities whose share prices are publicly available would be utilized in the calculation. Once a sufficient amount of historical information regarding the volatility of our share price becomes available, we will utilize the closing prices of our publicly-traded stock to determine our volatility. The expected life of the awards has been determined using the “simplified” method as prescribed by SAB 110, an amendment to SAB 107, which uses the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate is based on quoted U.S. Treasury rates for securities with maturities approximating the awards’ expected term. The expected dividend yield is zero as we have never paid dividends and do not currently anticipate paying any in the foreseeable future. We utilize an estimated forfeiture rate when calculating expense for the period. We consider several factors when estimating future forfeitures, including types of awards, employee level and historical experience. If this estimated rate changes in future periods due to different actual forfeitures, our stock compensation expense may increase or decrease significantly. If there are any modifications or cancellations of the underlying unvested securities or the terms of the awards, we may be required to accelerate, increase or cancel any remaining unamortized share-based compensation expense.

The following table summarizes the stock options and restricted stock awards (“RSAs”) granted to our employees during the year ended December 31, 2009 and the three months ended March 31, 2010:

Grant Date	Type of Award	Number of Options/ Shares Granted	Exercise Price per Share	Fair Value per Share at Grant Date
September 3, 2009	Options	377,750	$3.29	$7.73
September 3, 2009	RSAs	31,250	n/a	$7.73
October 27, 2009	Options	54,500	$3.29	$7.73
October 27, 2009	RSAs	225,000	n/a	$7.73
February 26, 2010	Options	1,010,000	$6.76	$9.53

In connection with share-based awards under our 2007 Stock Option and Grant Plan, our board of directors has historically set the exercise price of stock options based on a price per share not less than the estimated fair value of our common stock on the date of grant. Determining the fair value of our stock requires making complex and subjective judgments, however, and there is inherent uncertainty in our estimate of fair value. Because there has been no public market for our common stock, our board of directors has taken into consideration numerous objective and subjective factors to determine the fair value of our common stock, including:

•	our operating and financial performance;
•	changes regarding our operations, assets or liabilities;
•	the value of our expected future cash flow as of the valuation date;
•	the performance of public companies with business models and other attributes comparable to ours;
•	the anticipation and likelihood of a potential liquidity event such as an initial public offering;
•	our stage of development, revenue growth and profitability;
•	the lack of an active public market or other source of liquidity for our common stock; and
•	the rights of the holders of our Series A Preferred Stock, including dividend rights, liquidation preferences and the right to elect directors and control other fundamental changes that could affect the value of our common stock.

To determine the estimated fair value of our common stock at each grant date in order to set the exercise price of each stock option, and the grant date fair value for RSAs, our board of directors considered the factors listed above, as well as the results of contemporaneous valuations of our common stock as of June 30, 2009 and December 31, 2009. Given the uncertainty associated with valuing a private company, we believe the factors considered by our board of directors were reasonable and its judgment sound in connection with establishing the fair value of our common stock on each grant date. As described below, subsequent to the grant dates, we determined it would be appropriate to retrospectively establish the fair value of our common stock as of the grant dates for purposes of calculating stock-based compensation expenses in our consolidated statement of operations for the year ended December 31, 2009 and for the three months ended March 31, 2010.

At the time of the grants in September and October 2009, our board relied in part on a contemporaneous valuation of our common stock as of June 30, 2009, conducted based on the guidance set forth by the American Institute of Certified Public Accountants (“AICPA”), in the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” referred to herein as the AICPA Practice Aid. The June 30, 2009 valuation provided an estimated fair value of the common stock of $3.29 per share. The June 30, 2009 valuation was completed contemporaneously with the granting of stock options by our board of directors in September 2009. Our board determined the valuation was reasonable and that the estimated fair value of our common stock as of September 3, 2009 was $3.29 per share. On October 27, 2009, the board determined the fair value of our common stock had not materially changed between September 3 and October 27, 2009, and consequently determined the estimated fair value of the common stock as of the October 27, 2009 grant date was $3.29 per share.

In December 2009, we began to prepare for this offering. We assessed the likelihood of success of a public offering of our common stock and selected underwriters for such potential offering. In February 2010, we completed a contemporaneous valuation of our common stock as of December 31, 2009, which considered the interim progress we had made toward a possible initial public offering of our stock. The December 31, 2009 valuation analysis was completed contemporaneously with the granting of stock options by our board of directors in February 2010 and provided an estimated fair value of the common stock of $6.76 per share. Our board of directors determined that the valuation analysis as of December 31, 2009 was reasonable, and that the estimated fair value of the common stock as of the February 2010 grant date was $6.76 per share.

Subsequent to the February 2010 grants, we took further steps toward an initial public offering, including the preparation of this prospectus, making the occurrence of an initial public offering more likely. We therefore determined in connection with the preparation of our consolidated financial statements for the year ended December 31, 2009 and for the three months ended March 31, 2010, that it would be appropriate to retrospectively establish the fair value of our common stock as of each of the grant dates in September and October 2009 and February 2010.

For our retrospective valuation analyses, we determined our enterprise value based on a combination of the income approach and the market approach. The income approach involves applying appropriate discount rates to projected cash flows that are based on forecasts of revenue and costs. Key assumptions associated with the income approach include projected revenue, profit and cash flows which reflect management’s best estimates of our future operations; a terminal value, which attributes value to cash flows for the years beyond the projection period; and a discount reflecting the illiquid nature of the company and the risks associated with the business. The market approach provides an indication of our value by comparison to long-term growth rates, margins and revenue multiples of similar publicly-traded companies and transactions in our industry. Using the resulting enterprise value, the fair value of our common stock was then determined using the probability-weighted expected return valuation method. Pursuant to the AICPA Practice Aid, this method is favored when a liquidity event such as an initial public offering is anticipated. Under this method, various alternative future outcomes, such as an initial public offering, a sale of our business, as well as the possibility that no liquidity event occurs and we remain private, are assigned probabilities based on the facts and circumstances as of the valuation date. The probability-weighted present value of the expected future net cash flows to stockholders relating to each possible future outcome is then calculated and used to derive a blended weighted average present value of the common stock. For purposes of such analysis, we considered assumptions which we believe in hindsight could reasonably have been applied at the time of the September and October 2009 and February 2010 grant dates.

In determining the fair value of the common stock as of September 3, 2009, our board of directors took into account our contemporaneous June 30, 2009 valuation, as well as our operating results, visibility into projections of revenue, cash flow and EBITDA estimates and the likelihood and expected timing of any liquidity event in our common stock, such as an initial public offering. For purposes of calculating our enterprise value using the income approach, we applied a discount rate of 16% to our forecasted future cash flows, as it was consistent with the weighted average cost of capital of a group of companies we considered comparable to us in terms of business model, revenue, margins, liquidity and growth. For purposes of calculating our enterprise value using the market approach, we applied multiples ranging from 3.25 to 4.0 times revenue and from 10.0 to 15.0 times EBITDA, which we believed to be a reasonable range based on a review of the same peer group data. We weighted the income approach and the market approach equally. In addition, in applying the probability-weighted expected return valuation method to the income and market approaches, in light of increasingly favorable operating results and improving market conditions since the beginning of 2009, it became more likely that a public offering of our common stock would occur in 2010 and we, therefore, assigned more weight to such outcome than the sale or stay-private scenario. Accordingly, we assigned a probability of 35%, 32.5% and 32.5%, respectively, to an initial public offering, sale and stay private scenario. We applied a discount of 25% for lack of marketability of the common stock for purposes of the stay-private scenario, while in the public offering scenario, we applied no discount for lack of marketability. Based on the foregoing, we concluded the fair value of our common stock as of the September grant date was $7.73 per share. We further determined the fair value of the common stock as of October 27, 2009 to be $7.73 per share. No significant changes had come to our attention between the September grant date and the October grant date to warrant a revaluation of the stock. We therefore concluded there was no basis for a change in the fair value during such period.

In our retrospective valuation analysis with respect to the February 2010 grant date, we determined the fair value of our common stock as of February 26, 2010 to be $9.53 per share. This valuation took into account our contemporaneous December 31, 2009 valuation and our retrospective valuations for September and October 2009 as adjusted to reflect our improved operating results, overall market conditions and the increased likelihood of a liquidity event. For purposes of calculating our enterprise value using the income approach, we applied a discount rate of 15% to forecasted future cash flows. For purposes of calculating enterprise value using the market approach, we applied multiples ranging from 3.25 to 4.0 times revenue and from 10.0 to 15.0 times EBITDA. We weighted the income approach and the market approach equally. In applying the probability-weighted expected return valuation method to the income and market approaches, we assigned a probability of 45%, 40% and 15%, respectively, to an initial public offering, sale and stay private scenario, reflecting the increased likelihood of a liquidity event. We also applied a discount of 25% for lack of marketability for purposes of the stay-private scenario, while in the initial public offering scenario, we applied no discount for lack of marketability. Our retrospective valuation analysis with respect to the February 2010 grant date was also based on objective and subjective determinations regarding developments in our business and in the market that reasonably could be taken into account as of February 26, 2010. The increase in the fair value of our common stock on February 26, 2010 to $9.53 per share was attributable primarily to the following:

•	our estimated revenue, cash flow and EBITDA projections for future years had been revised to reflect stronger than expected performance in the fourth quarter 2009 and positive trending of results in the first quarter 2010;
•	business activity in our DCM and M&A principal markets appeared to be increasing with the recovery of the economy, further supporting our forecasts;
•	sales teams recently formed to help grow our enterprise market business had begun to produce new business consistent with our plans;
•	our product development initiatives were on schedule, including our launch of new desktop tools that, among other things, allow Microsoft Outlook users to manage large email attachments through our platform; and
•	in December 2009, we also engaged investment bankers, lawyers and accountants to start the process of this offering and, in January 2010, held our initial organizational meeting and had begun drafting sessions, which further increased the likelihood of an initial public offering.

Determining the fair value of our stock at any point in time requires complex and subjective judgments, however, and there is inherent uncertainty in such estimates of fair value. Using different assumptions could have resulted in different determinations of fair value.

The difference in the fair value of our common stock from February 26, 2010 and an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, is attributable to the following:

•	Subsequent to February 26, 2010, overall market conditions and the performance and valuations of comparable public companies continued to improve, as evidenced by an approximately 18% average increase in the market price of such comparable public companies from the end of February to the middle of June 2010.
•	On April 9, 2010, we filed the registration statement, which further increased the likelihood of a liquidity event.

•	On April 19, 2010, we announced the launch of several platform enhancements designed to improve workflow capabilities. We believes that these enhancements further improve our ability to increase market share and expand into new industries.
•	On May 12 and June 9, 2010, we announced the launch of enhanced solutions for the life sciences industry, including digital identity capabilities, configurable rules-based automated workflow, and detailed compliance reporting, which we believe further broadens our presence and potential for growth in the life sciences industry.
•	On May 21, 2010, we reported first quarter operating results, which demonstrated significant continued sequential improvement as reflected by record levels of quarter-to-date revenue and enterprise revenue and significant year-over-year quarterly growth, and we continued to exceed our quarterly revenue and EBITDA estimates. This further demonstrated our ability to successfully execute against our business plan and consistently exceed prior-period operating projections, thereby providing reliability, dependability and predictability to meet or exceed future financial performance projections.
•	On July 1, 2010, we announced the opening of our Latin American headquarters in São Paulo, Brazil, to support our existing customers in the region. We believe this expansion of our geographic scope will increase our growth potential in the region.

The difference between the fair value of our common stock on February 26, 2010 and the midpoint of the price range set forth on the cover of this prospectus is also attributable to the determination of the initial public offering price, in consultation with the managing underwriters, using updated market conditions, and our improved prospects for liquidity through the initial public offering. For instance, the midpoint of the currently estimated price range is based on a 100% probability of an initial public offering that does not include any discount for lack of marketability. In addition, since February 2010, comparable company weighted-average cost of capital and market interest rates have decreased, which suggests the appropriateness of applying a lower discount rate to future cash flows thereby increasing fair value. Although we believe that it is reasonable to expect that the completion of the offering will add value to the shares of our common stock because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

During the year ended December 31, 2009, we recorded $1.9 million in stock-based compensation expense. At December 31, 2009, there was $2.3 million of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested stock options, which is expected to be recognized over a weighted average period of 2.93 years. At December 31, 2009, there was $2.8 million of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested RSAs which is expected to be recognized over a weighted average period of 2.25 years.

The values of outstanding vested and unvested stock options as of March 31, 2010 based on the difference between an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and the exercise price of the outstanding stock options are as follows:

	Stock Options	Intrinsic value
Unvested	1,881,520	$19,346,981
Vested	605,335	$8,072,419

Income Taxes — We account for income taxes on the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

We are also required to assess whether deferred tax assets shall be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our process includes collecting positive (e.g., sources of taxable income) and negative (e.g., recent historical losses) evidence and assessing, based on the evidence, whether it is more likely than not that the deferred tax assets will not be realized.

We recognize in our financial statements the impact of a tax position if that tax position is more likely than not to be sustained upon audit, based on the technical merits of the tax position. This involves the identification of potential uncertain tax positions, the evaluation of tax law and an assessment of whether a liability for uncertain tax positions is necessary. Different conclusions reached in this assessment can have a material impact on our consolidated financial statements. We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues, which could require an extended period of time to resolve. Until formal resolutions are reached between us and the tax authorities, the timing and amount of a possible audit settlement for uncertain tax benefits is difficult to predict. Please refer to “Risk Factors” in this prospectus for additional risks relating to our tax positions.

Investments —  Investments consist of bank time deposits with maturity dates in excess of three months and auction rate securities (“ARS”), which have interest rate resets every 90 days or less, but maturity dates in excess of 90 days. Our bank time deposits with maturity dates in excess of three months are classified as trading securities and are recorded at fair value, with unrealized gains and losses recorded to “Other (income) expense” during each period.

At December 31, 2008, our ARS were classified as long-term, due to the illiquidity in the market for these types of investments, as described in more detail in Note 4 to our Consolidated Financial Statements, contained elsewhere in this prospectus. In November 2008, we entered into an agreement with UBS AG (“UBS”) providing us with rights related to our investments in ARS (the “Rights”). The Rights permit us to require UBS to redeem the ARS at par value at any time during the period of June 30, 2010 through July 2, 2012. As a result, at March 31, 2010 the ARS were classified as short-term, due to our intent to redeem the ARS for par value under the Rights, beginning on June 30, 2010. The enforceability of the Rights results in a separate freestanding instrument that is accounted for separately from the ARS portfolio. We elected to measure this instrument at fair value and also to classify the ARS as trading securities in order to match the respective fluctuations in fair value recorded in the Consolidated Statement of Operations, contained elsewhere in this prospectus. The ARS are measured at fair value using discounted cash flow approach. The assumptions used in the discounted cash flow approach were based on data available to us at each respective measurement date and include estimates of interest rates, timing and amount of cash flows, credit and liquidity premiums and expected holding periods of the ARS. We also valued the Rights using a discounted cash flow approach, based on data available at each reporting date, which includes estimates of interest rates, timing and amount of cash flows and an adjustment for any bearer risk associated with UBS’s financial ability to repurchase the ARS beginning June 30, 2010. Any change in these assumptions or market conditions could significantly affect the value of both the ARS and the Rights. Realized gains or losses on ARS securities sold during the period are calculated based on the specific identification method.

Fair Value of Financial Instruments — The carrying amounts of our cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, approximate fair value due to the short-term maturities of these instruments. Bank time deposits, ARS and the Rights are measured and recorded at their respective fair values, as described in “Investments” above. See “Derivative Instruments and Hedging Activities” below for a discussion of our accounting policy for our interest rate swap.

Allowance for Doubtful Accounts — We evaluate the adequacy of the allowance for doubtful accounts on a quarterly basis. The evaluation includes historical loss experience, length of time receivables are past due, adverse situations that may affect a customer’s ability to repay and prevailing market conditions. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

Software Development Costs — We account for the cost of computer software developed or obtained for internal use of our application service by capitalizing qualifying costs which are incurred during the application development stage and amortizing them over the expected period of benefit, which we have determined to be three years, beginning when the software is ready for its intended use. Costs incurred in the preliminary and post-implementation stages of our products are expensed as incurred. The amounts capitalized include external direct costs of services used in developing internal-use software and for payroll and payroll-related costs of employees directly associated with the development activities.

Goodwill and Other Intangible and Long-Lived Assets — At March 31, 2010, we had $215.5 million of goodwill recorded as a result of the Merger that occurred on June 15, 2007 (see “—Corporate Structure and Financing” above for additional details regarding this transaction). Goodwill is tested for impairment on an annual basis, or more frequently if events or circumstances indicate that an impairment loss may have been incurred. We have one reporting unit that is utilized in the impairment test, which is performed annually each October 1. The impairment test involves a two-step process. The first step of the impairment test requires a comparison of the fair value of the reporting unit to the carrying amount of goodwill. If the carrying value of the reporting unit is less than the fair value, no indication of impairment exists and the second step is not performed. If the carrying value of the reporting unit is higher than its fair value, there is an indication that an impairment may exist and a second step must be performed. In the second step, the impairment is computed by comparing the implied fair value of the goodwill with the carrying amount of the goodwill. If the carrying amount is greater than the implied fair value, an impairment loss must be recognized for the excess and charged to operations. We completed our most recent impairment test on October 1, 2009 and based on the results of the first step (as described above) concluded that the fair value of the reporting unit significantly exceeded the carrying value, and therefore performance of the second step of the impairment test was not necessary. There were no impairments of goodwill in any of the periods presented in the consolidated financial statements included elsewhere within this prospectus.

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment. We use valuation techniques consistent with the income approach and market approach to measure fair value for purposes of impairment testing. An estimate of fair value can be affected by many assumptions, requiring that management make significant judgments in arriving at these estimates, including the expected operational performance of our businesses in the future, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use to estimate future cash flows — including sales growth, pricing of our services, market penetration, competition, technological obsolescence, fair value of net operating loss carryforwards and discount rates — are consistent with our internal planning. Significant changes in these estimates or their related assumptions in the future could result in an impairment charge related to our goodwill.

Other Intangibles, net represents developed technology, customer relationships, contractual backlog, trade name and non-compete agreements. Developed technology and contractual backlog are being amortized over their estimated useful lives at accelerated rates consistent with the expected future cash flows to be generated by the assets. All other intangible assets are amortized on a straight-line basis over their estimated useful lives, which we believe is consistent with the expected future cash flows to be generated by the respective assets.

Our long-lived assets include property and equipment and intangible assets subject to amortization, as noted above. The useful life of an asset is determined based on our estimate of the period over which the asset will be utilized; such periods are periodically reviewed for reasonableness. We may be required to change these estimates based on changes in our industry or other changing circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

Long-lived assets are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. In evaluating an asset for recoverability, we estimate the future cash flow expected to result from the use of the asset and eventual disposition. If the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. No impairments were recorded on long-lived assets for the periods presented in the consolidated financial statements included elsewhere in this prospectus.

The process of assessing potential impairment of our long-lived and intangible assets is highly subjective and requires significant judgment. An estimate of future undiscounted cash flow can be affected by many assumptions, requiring that management make significant judgments in arriving at these estimates, which include sales growth, pricing of our services, market penetration, competition and technological obsolescence. In 2009, we did not identify any indicators of impairment related to our long-lived (including definite-lived intangible) assets, and therefore were not required to assess impairment utilizing an undiscounted cash flow model. However, significant future changes in these estimates or their related assumptions could result in an impairment charge related to individual or groups of these assets.

Derivative Instruments and Hedging Activities — We maintain an interest rate swap agreement to hedge our exposure to changes in the amounts of future cash flows, driven by the variable rates associated with our long-term debt. Our interest rate swap is recorded on the balance sheet at fair value. The fair value of the interest rate swap is measured by using third-party dealer quotes and incorporating a credit valuation adjustment at each measurement date. The credit valuation adjustments represent discounts to consider the Company’s own credit risk, since the interest rate swap is in a liability position. Valuations may fluctuate considerably from period-to-period due to volatility in underlying interest rates, which is driven by market conditions and the duration of the derivative instrument. We do not use financial instruments or derivatives for any trading or other speculative purposes.

From the inception of the interest rate swap agreement through March 2009, the interest rate swap was designated as a cash flow hedge. During this time, hedge effectiveness was measured by comparing the change in fair value of the hedged item with the change in fair value of the derivative instrument. The effective portion of the gain or loss of the hedge was recorded on the Consolidated Balance Sheets included elsewhere in this prospectus under the caption “Accumulated other comprehensive (loss) income.” In March 2009, we amended certain provisions of the interest rate swap agreement, which caused the instrument to no longer qualify for hedge accounting. Therefore, as of the second quarter of 2009, all fair value adjustments, including the credit valuation adjustments, were recorded on the Consolidated Statements of Operations included elsewhere in this prospectus under the caption “Other expense.” We currently have no plans to re-designate the interest rate swap agreement as a cash flow hedge, and therefore we expect all future fair value adjustments to be recorded in “Other expense.”

Warranties and Indemnification — Our revenue contracts generally provide for indemnification of customers against liabilities arising from third party claims that are attributable to the breach of warranties or infringement of third party intellectual property rights, subject to contractual limitations of liability. To date, we have not incurred any material costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in the consolidated financial statements included elsewhere in this prospectus as we currently have no infringement or warranty related disputes with customers or third parties.

We have entered into service level agreements with a minority of our customers warranting certain levels of uptime reliability and permitting those customers to receive credits or terminate their arrangement in the event that we fail to meet those levels. To date, we have not provided credits nor had any agreement cancelled based on these service level agreements.

We warrant that our service is provided in a manner reasonably designed for the secure transmission of customer data. We do not monitor our exposure to customer contracts in terms of maximum payout. In the event of an infringement claim giving rise to indemnification liability, we have the right to satisfy such obligations by providing a workaround or may suspend or terminate service to mitigate any liability. We rely on a risk framework to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. Factors that we consider in determining exposure include the fact that we disclaim liability for consequential and indirect damages, including for loss of data, resulting from any breach of contract and that we, to date, have not had to do any make-good rework or been impacted by any payout in connection with any of these guarantees. Thus, the potential for us to be required to make payments under these arrangements is remote and, accordingly, no contingent liability is carried on the Consolidated Balance Sheet included elsewhere in this prospectus for these transactions.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods, and the results for the first three months of 2010 are not necessarily indicative of results to be expected for the full year or any other period.

	Predecessor	Successor			Successor
	January 1 through June 14, 2007	June 15 through December 31, 2007	Pro Forma Adjustments(1)	Years Ended December 31,			Three Months Ended March 31,
				Pro Forma 2007	2008	2009	2009	2010
Revenue	$51,928	$70,786	$—	$122,714	$143,401	$140,699	$34,623	$39,931
Cost of revenue	12,801	30,718	10,516	54,035	56,161	48,721	14,157	11,476
Gross profit	39,127	40,068	(10,516)	68,679	87,240	91,978	20,466	28,455
Operating expenses:
Product development	6,046	6,949	—	12,995	14,847	14,222	3,126	4,283
Sales and marketing	18,418	35,532	12,201	66,151	61,556	59,058	14,137	19,020
General and administrative	5,868	8,959	666	15,493	19,209	20,556	4,345	5,510
Restructuring costs	—	—	—	—	1,316	1,494	48	—
Costs related to the Merger	8,948	—	—	8,948	—	—	—	—
Total operating expenses	39,280	51,440	12,867	103,587	96,928	95,330	21,656	28,813
Loss from operations	(153)	(11,372)	(23,383)	(34,908)	(9,688)	(3,352)	(1,190)	(358)
Interest expense, net	(562)	14,718	12,840	26,996	28,234	28,935	7,000	7,028
Amortization of debt issuance costs	—	910	770	1,680	1,803	1,872	477	457
Other (income) expense	(9)	(255)	—	(264)	271	9,027	11,162	73
Net loss before income tax	418	(26,745)	(36,993)	(63,320)	(39,996)	(43,186)	(19,829)	(7,916)
Income tax benefit	237	(9,737)	(15,352)	(24,852)	(15,398)	(18,415)	(7,710)	(2,438)
Net loss	$181	$(17,008)	$(21,641)	$(38,468)	$(24,598)	$(24,771)	$(12,119)	$(5,478)

	Predecessor	Successor		Successor
	January 1 through June 14, 2007	June 15 through December 31, 2007	Years Ended December 31,			Three Months Ended March 31,
As a % of Revenue			Pro Forma 2007	2008	2009	2009	2010
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	24.7	43.4	44.0	39.2	34.6	40.9	28.7
Gross profit	75.3	56.6	56.0	60.8	65.4	59.1	71.3
Operating expenses:
Product development	11.6	9.8	10.6	10.4	10.1	9.0	10.7
Sales and marketing	35.5	50.2	53.9	42.9	42.0	40.8	47.6
General and administrative	11.3	12.7	12.6	13.4	14.6	12.5	13.8
Restructuring costs	0.0	0.0	0.0	0.9	1.1	0.1	0.0
Costs related to the Merger	17.2	0.0	7.3	0.0	0.0	0.0	0.0
Total operating expenses	75.6	72.7	84.4	67.6	67.8	62.5	72.2
Loss from operations	(0.3)	(16.1)	(28.4)	(6.8)	(2.4)	(3.4)	(0.9)
Interest expense, net	(1.1)	20.8	22.0	19.7	20.6	20.2	17.6
Amortization of debt issuance costs	0.0	1.3	1.4	1.3	1.3	1.4	1.1
Other (income) expense	0.0	(0.4)	(0.2)	0.2	6.4	32.2	0.2
Net loss before income tax	0.8	(37.8)	(51.6)	(27.9)	(30.7)	(57.3)	(19.8)
Income tax benefit	0.5	(13.8)	(20.3)	(10.7)	(13.1)	(22.3)	(6.1)
Net loss	0.3%	(24.0)%	(31.3)%	(17.2)%	(17.6)%	(35.0)%	(13.7)%

(1)	For details regarding the pro forma adjustments, see the “Consolidated Statement of Operations for the Year Ended December 31, 2007 — Pro Forma Presentation” section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Comparison of Three Months Ended March 31, 2010 and 2009

Revenue

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010	Increase (Decrease)	% Increase (Decrease)
Enterprise	$11,597	$18,017	$6,420	55.4%
M&A	13,811	14,201	390	2.8%
DCM	9,215	7,713	(1,502)	(16.3)%
Total revenue	$34,623	$39,931	$5,308	15.3%

Revenue for the quarter ended March 31, 2010 increased by $5.3 million, or 15.3%, to $39.9 million from $34.6 million for the quarter ended March 31, 2009. Revenue increases within the enterprise and M&A markets were offset by a decline within the DCM market.

In the enterprise market, we experienced a year-over-year increase in revenue of $6.4 million, or 55.4%, from $11.6 million to $18.0 million, primarily driven by an increased customer base, larger contract values for new customers (compared to historic levels), as well as higher renewal levels for existing customers. This activity reflects both wider adoption of our services across customers’ organizations and greater utilization of our services than customers initially expected, thus resulting in increased overage fees and higher renewal levels. We attribute this growth to improving global market conditions as well as to our increased investment in product development, sales headcount and marketing resources dedicated to this market. We believe our revenue growth going forward will be driven by the following key trends: expanded geographic and industry focus to establish a wider distribution of our services, ongoing investment in our platform to ensure we continue to meet customer needs, and increased focus on providing the type of services that generate repeat business and expand our subscription base. We believe that the resources invested in our platform, as well as our operational infrastructure will allow us to better serve larger clients on a global basis. We believe the enterprise principal market represents a significant long-term expansion opportunity and we plan to continue to invest in resources dedicated to serving this market.

In the M&A market, we experienced a year-over-year increase in revenue of $0.4 million, or 2.8%, from $13.8 million to $14.2 million, primarily attributable to improved global economic conditions resulting in increased volume of transactions in the overall market. Accordingly, we have experienced a higher transaction volume, further enhanced by improved market share. Our growth in this principal market will be driven primarily by the pace of the overall economic recovery, our ability to generate a greater number of transactions through increasing our market share by winning business from our competition and by penetrating sectors that are currently not yet taking advantage of services such as ours, both geographic and deal size dependent. We plan to continue to invest in our platform as well as our operating, sales and servicing infrastructures in order to enhance our offering for existing customers and better attract new customers.

In the DCM market, we experienced a year-over-year decrease in revenue of $1.5 million, or 16.3%, from $9.2 million to $7.7 million, which primarily reflects the impact of reduced subscription renewal commitment levels, due to fewer primary loan syndications being conducted by our customer base in light of the deterioration in the credit markets throughout most of 2009. We believe growth in this principal market will generally be in line with macroeconomic conditions and also reflect the maturity of this market in terms of organizations adopting services such as ours, as well as our current leading market position. We plan to increase our growth potential in this market primarily through a focus on product development initiatives, which will allow us to expand our level of services provided to our existing customer base, attract customers away from our competition and allow us to enter adjacent and similar markets to expand our customer reach.

Cost of Revenue and Gross Margin

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010	Increase (Decrease)	% Increase (Decrease)
Cost of revenue	$14,157	$11,476	$(2,681)	(18.9)%
Gross profit	$20,466	$28,455	$7,989	39.0%
Gross margin	59.1%	71.3%	12.2%

Cost of revenue for the quarter ended March 31, 2010 decreased by $2.7 million, or 18.9%, to $11.5 million from $14.2 million for the quarter ended March 31, 2009. As a percentage of revenue, cost of revenue decreased to 28.7% for the quarter ended March 31, 2010, from 40.9% for the quarter ended March 31, 2009. The decrease in cost of revenue in 2010 was primarily driven by a decrease in amortization expense related to our definite-lived intangible assets. The decrease in intangible asset amortization expense primarily related to the scheduled amortization for developed technology, which is being amortized on an accelerated basis over its useful life, at a rate consistent with the expected future cash flows to be generated by this asset. We also experienced a decrease in scanning expenses, and related revenues, as our customers are increasingly using electronic data rather than hard-copy files that need to be scanned. These decreases were partially offset by (i) an increase in the amortization of capitalized software costs, driven by the number of assets determined to be ready for their intended use and therefore capitalized and amortized over their estimated useful lives and (ii) an increase in software maintenance and license fees reflecting the growth of the business, and the costs to support, from operational as well as product development perspectives.

Operating Expenses

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010	Increase (Decrease)	% Increase (Decrease)
Product development	$3,126	$4,283	$1,157	37.0%
Sales and marketing	14,137	19,020	4,883	34.5%
General and administrative	4,345	5,510	1,165	26.8%
Restructuring costs	48	0	(48)	100%
Total operating expenses	$21,656	$28,813	$(7,157)	33.0%

Total operating expenses for the quarter ended March 31, 2010 increased by $7.2 million, or 33.0%, to $28.8 million from $21.7 million for the quarter ended March 31, 2009. As a percentage of revenue, operating expenses increased to 72.2% for the quarter ended March 31, 2010, compared to 62.7% for the quarter ended March 31, 2009.

Product Development

Product development expenses of $4.3 million for the quarter ended March 31, 2010 increased by $1.2 million, or 37.0%, compared to $3.1 million for the quarter ended March 31, 2009, driven by higher rates of spending in line with expanded support and maintenance costs reflecting an expanded product portfolio, additional work on launched platforms and commencement of various initiatives that under our guidelines for software capitalization cannot yet be capitalized. Product development expenses as a percentage of revenue were 10.7% in 2010 compared to 9.0% in 2009.

For the quarter ended March 31, 2010, we incurred $8.3 million in total product development costs, including $4.1 million of capitalized software related to product development enhancements, compared to $5.1 million for quarter ended March 31, 2009, which included $2.1 million of capitalized software related to product development enhancements. The increase of $3.2 million, or 62.7%, in total product development costs reflects the higher level of spending due largely to expanded efforts in line with our focus on enterprise-related and geography-related initiatives as well as expanded support and maintenance costs reflecting an expanded product portfolio. Total product development costs as a percentage of revenue was 20.8% for the quarter ended March 31, 2010 compared to 14.9% quarter ended March 31, 2009.

We consider investments in product development to be a fundamental prerequisite to expanding our presence in existing and potential new markets. The expenditures summarized above reflect our commitment to support our existing platform as well as to enhance its functionality and applicability for new markets and purposes.

Sales and Marketing

Sales and marketing expenses for the quarter ended March 31, 2010 increased by $4.9 million, or 34.5%, to $19.0 million from $14.1 million for the quarter ended March 31, 2009. Sales and marketing expenses as a percentage of revenue increased to 47.6% for the quarter ended March 31, 2010 from 40.8% for the quarter ended March 31, 2009. This increase in sales and marketing expense was primarily driven by (i) an increase in headcount related expenses, including recruitment, reflecting the growth of the function in line with expansion plans, especially around the enterprise principal market, (ii) an increase in travel and entertainment expenses, driven by a larger headcount, a wider geographic focus and the costs of our worldwide annual sales conference which was reinstated for 2010, (iii) additional expenditures on marketing programs and initiatives as well as consulting and research projects, and (iv) additional non-cash stock compensation charges as a result of additional grants made in the latter half of 2009 as well as the first quarter of 2010.

The sales and marketing expenses outlined above are applied to both support our existing market share and customer base, as well as our growth initiatives such as promoting the use of our platform for new purposes and expanding our presence in new geographic regions.

General and Administrative

General and administrative expenses for the quarter ended March 31, 2010 increased by $1.2 million, or 26.8%, to $5.5 million from $4.3 million for the quarter ended March 31, 2009. General and administrative expenses as a percentage of revenue increased to 13.8% for the quarter ended March 31, 2010 from 12.5% for the quarter ended March 31, 2009. The increase in general and administrative expenses was largely attributable to (i) professional fees and other related expenses incurred in preparation of becoming a public company, (ii) recruitment costs incurred reflecting the increase in total headcount of 39 from 384 at December 31, 2009 to 423 at March 31, 2010, compared to a growth of 7 from 373 at December 31, 2008 to 380 at March 31, 2009, and (iii) professional and advisory fees incurred in setting up our new global entity organization structure. These additional costs were offset by a credit to general and administrative expenses representing a reversal of an accrual for corporate, non-income taxes, for which we had no liability as of March 31, 2010.

Non-Operating Expenses

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010	Increase (Decrease)	% Increase (Decrease)
Interest expense, net	$7,000	$7,028	$28	0.4%
Amortization of debt issuance costs	$477	$458	$(19)	(4.0)%
Other expense	$11,162	$73	$(11,089)	(99.3)%

Interest Expense, Net

Interest expense, net for the quarter ended March 31, 2010 remained flat with the quarter ended March 31, 2009 at $7.0 million. Interest expense, net represented 17.6% and 20.2% of revenue for the quarters ended March 31, 2010 and 2009, respectively. In our Consolidated Statements of Operations included elsewhere in this prospectus, interest expense is shown net of interest income. Interest income for the quarter ended March 31, 2010 and for the quarter ended March 31, 2009 is de minimus. We incurred greater interest expense on our PIK Loan as interest was increased from 12% to 13% in June 2009, as per the credit agreement, offset by reduced interest on our First Lien Credit Facility due to mandatory debt repayments made quarterly throughout the year and the annual excess cash flow payment made in April 2009, both as per the credit agreement.

Amortization of Debt Issuance Costs

Amortization of debt issuance costs for the quarters ended March 31, 2010 and 2009 remained flat at $0.5 million, or 1.1% and 1.4%, respectively, as a percentage of revenue for the quarter. Debt issuance costs related to the Merger transaction are being amortized over the life of the loans.

Other Expense

Other expense for the quarter ended March 31, 2009 included a reclassification of $10.7 million from accumulated other comprehensive income (“AOCI”), within the Consolidated Balance Sheet included elsewhere in this prospectus, due to the determination that our interest rate swap no longer qualified for hedge accounting under the FASB’s standards. This amount represents cumulative fair value adjustments that were made through AOCI during the period that the hedge was determined to be effective for accounting purposes. For the quarter ended March 31, 2010, an offsetting gain of $0.1 million was recorded in “Other expense,” representing fair value adjustments to the interest rate swap for the quarter ended March 31, 2010. We expect the fair value adjustments to the interest rate swap will continue to be recorded in “Other expense” through the end of the swap agreement in 2012.

Income Tax Benefit

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010	Increase (Decrease)	% Increase (Decrease)
Income tax benefit	$7,710	$2,438	$(5,272)	(68.4)%
Effective tax rate	38.9%	30.8%	(8.1)%

The effective tax rate was 38.9% for the three months ended March 31, 2009, compared with an effective tax rate of 30.8% for the three months ended March 31, 2010. The $5.3 million decrease in the income tax benefit for the comparable periods was attributable to the discrete item in the first quarter of 2009 related to the de-designation of the interest rate swap, as well as an increase in the annualized projections for stock- based compensation on a comparative basis to the same quarter of the prior year, thus decreasing the estimated tax rate in 2010.

Comparison of Years Ended December 31, 2009 and 2008

Revenue

	Year Ended December 31, 2008	Year Ended December 31, 2009	Increase (Decrease)	% Increase (Decrease)
Enterprise	$35,783	$55,353	$19,570	54.7%
M&A	65,718	50,741	(14,977)	(22.8)
DCM	41,900	34,605	(7,295)	(17.4)
Total Revenue	$143,401	$140,699	$(2,702)	(1.9)%

Revenue for the year ended December 31, 2009 decreased by $2.7 million, or 1.9%, to $140.7 million from $143.4 million for the year ended December 31, 2008. Revenue declines in the DCM and M&A markets were mostly offset by revenue growth achieved within the enterprise market.

In the enterprise market, we experienced a year-over-year increase in revenue of $19.6 million, or 54.7%, from $35.8 million to $55.4 million, primarily driven by an increased customer base, larger contract values for new customers (compared to historic levels), as well as higher renewal levels for existing customers. This activity reflects both wider adoption of our services across customers’ organizations and greater utilization of our services than customers initially expected, thus resulting in increased overage fees and higher renewal levels. We attribute this growth, notwithstanding the difficult economic conditions, to our increased investment in product development, sales headcount and marketing resources dedicated to this market. We believe our recent growth in the enterprise principal market is indicative of a significant long-term expansion opportunity and we plan to continue to invest in resources dedicated to serving this market. We believe our revenue growth going forward will be driven by the following key trends: expanded geographic and industry focus to establish a wider distribution of our services, ongoing investment in our platform to ensure we continue to meet customer needs, and increased focus on providing the type of services that generate repeat business and drive our subscription base. We believe that the resources invested in our platform, as well as our operational infrastructure will allow us to better serve larger customers on a global basis.

In the M&A market, we experienced a year-over-year decrease in revenue of $15.0 million, or 22.8%, from $65.7 million to $50.7 million, primarily attributable to the global economic downturn resulting in reduced volume of transactions in the overall market. While the value of individual customer contracts has stayed consistent during this period, we have experienced lower transaction volume. Our growth in this principal market will be driven primarily by the pace of the overall economic recovery, as well as our ability to generate a greater flow of transactions through increasing our market share by winning business from our competition and by penetrating sectors that are currently not yet taking advantage of services such as ours, both geographic and deal size dependent. We plan to continue to invest in our platform as well as our operating, sales and servicing infrastructures in order to enhance our offering for existing customers and better attract new customers.

In the DCM market, we experienced a year-over-year decrease in revenue of $7.3 million, or 17.4%, from $41.9 million to $34.6 million, which primarily reflects the impact of reduced subscription renewal commitment levels, due to fewer primary loan syndications being conducted by our customer base in light of the deterioration in the credit markets in late 2008 and 2009. The reduced subscription renewal commitment levels were offset, in part, primarily by over-utilization of the lowered subscription commitments from existing customers and, to a lesser extent, business from new customers. We believe growth in this principal market will generally be in line with macroeconomic conditions and also reflect the maturity of this market in terms of organizations adopting services such as ours, as well as our current leading market position. We plan to optimize our growth opportunities in this market primarily through a focus on product development initiatives, which will allow us to expand our level of services provided to our existing customer base, attract customers away from our competition and allow us to enter adjacent and similar markets to expand our coverage.

Cost of Revenue and Gross Margin

	Year Ended December 31, 2008	Year Ended December 31, 2009	Increase (Decrease)	% Increase (Decrease)
Cost of revenue	$56,161	$48,721	$(7,440)	(13.2)%
Gross profit	$87,240	$91,978	$4,738	5.4%
Gross margin	60.8%	65.4%	4.6%

Cost of revenue for the year ended December 31, 2009 decreased by $7.4 million, or 13.2%, to $48.7 million from $56.1 million for the year ended December 31, 2008. As a percentage of revenue, cost of revenue decreased to 34.6% for the year ended December 31, 2009, from 39.2% for the year ended December 31, 2008. The decrease in cost of revenue in 2009 was primarily driven by a decrease in amortization expense related to our definite-lived intangible assets. The decrease in intangible asset amortization expense primarily related to the scheduled amortization for developed technology, which is being amortized on an accelerated basis over its useful life, at a rate consistent with the expected future cash flows to be generated by this asset. The decrease in intangible asset amortization expense was also due to the fact that contractual backlog was fully amortized at December 31, 2008. The remainder of the decrease in cost of revenue was attributable to reduced headcount in service and operational departments representing the impact of our on-going investments in technology as well as a reflection of the overall adverse global market conditions and the replacement of full-time, domestic employees with third party off-shore contractors or service organizations. We also experienced decreases in scanning expenses, and related revenues, as our customers are increasingly using electronic data rather than hard-copy files that need to be scanned. These decreases were partially offset by an increase in the amortization of capitalized software costs, driven by the number of assets determined to be ready for their intended use and therefore capitalized and amortized over their estimated useful lives. Our significant investment in the development and subsequent launch of our third generation IntraLinks Platform in September 2008 resulted in a full year of amortization of the related capitalized software costs in 2009, thus driving the increase to cost of revenue.

Operating Expenses

	Year Ended December 31, 2008	Year Ended December 31, 2009	Increase (Decrease)	% Increase (Decrease)
Product development	$14,847	$14,222	$(625)	(4.2)%
Sales and marketing	61,556	59,058	(2,498)	(4.1)%
General and administrative	19,209	20,556	1,347	7.0%
Restructuring costs	1,316	1,494	178	13.5%
Total operating expenses	$96,928	$95,330	$(1,598)	(1.6)%

Total operating expenses for the year ended December 31, 2009 decreased by $1.6 million, or 1.6%, to $95.3 million from $96.9 million for the year ended December 31, 2008. As a percentage of revenue, operating expenses remained relatively flat at 67.8% for the year ended December 31, 2009, compared to 67.6% for the year ended December 31, 2008.

Product Development

Product development expenses of $14.2 million for the year ended December 31, 2009 remained relatively flat as compared to $14.8 million for the year ended December 31, 2008, driven by consistent rates of spending during each of the years, respectively. Product development expenses as a percentage of revenue were 10.1% in 2009 compared to 10.4% in 2008.

In 2009, we incurred $24.3 million in total product development costs, including $10.1 million of capitalized software related to product development enhancements, compared to $27.3 million in 2008, which included $12.5 million of capitalized software related to product development enhancements. The decrease of $3.0 million, or 11.0%, in total product development costs reflects the higher level of capital spending in 2008 due to the completion and launch of our third generation IntraLinks Platform in September 2008. Total product development costs as a percentage of revenue was 17.3% in 2009 compared to 19.0% in 2008.

We consider investments in product development to be a fundamental prerequisite to expanding our presence in existing and potential new markets. The expenditures summarized above reflect our commitment to support our existing platform as well as to enhance its functionality and applicability for new markets and purposes.

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2009 decreased by $2.5 million, or 4.1% to $59.1 million from $61.6 million for the year ended December 31, 2008. Sales and marketing expenses as a percentage of revenue decreased slightly to 42.0% in 2009 from 42.9% in 2008. This decrease in sales and marketing expense was primarily driven by a decrease in amortization of intangible assets, which was in line with the amortization schedule determined at the time of the initial recognition of the assets. We also experienced decreases in marketing costs, driven by planned reductions in spending in this area, as well as a decrease in bad debt expense attributable to fewer bankruptcies and collection issues as compared to the prior year. The reduction of bad debt expense compared to the prior year is also a reflection of tighter controls around granting credit to customers, as well as increased and timelier collection efforts on our international accounts.

The sales and marketing expenses outlined above are applied to both support our existing market share and customer base, as well as our growth initiatives such as promoting the use of our platform for new purposes and expanding our presence in new geographic regions.

General and Administrative

General and administrative expenses for the year ended December 31, 2009 increased by $1.3 million, or 7.0%, to $20.5 million from $19.2 million for the year ended December 31, 2008. General and administrative expenses as a percentage of revenue increased to 14.6% in 2009 from 13.4% in 2008. The increase in general and administrative expenses was attributable to increases in personnel-related costs due to the expansion of the finance, legal and human resources departments to properly align our resources in preparation of being a public company, and with regards to our plans for international expansion including new office locations in identified expansion regions on a global basis. Additionally, we expanded our facilities in both Boston and New York to accommodate headcount growth and new requirements. We also experienced increases in amortization of capitalized software, for reasons similar to those noted above, and depreciation expense on capital expenditures on leasehold improvements and equipment representing investments in our infrastructure to support the expansion and growth of our business. These increases were partially offset by a decrease in third party contractor costs driven by the impact of our decision to invest in our finance, legal and human resources departments, as previously noted, resulting in a decrease of third-party contractors in these areas.

Restructuring Costs

Our restructuring costs for the year ended December 31, 2009 were $1.5 million, or 1.1% of our revenue for the year ended December 31, 2009, compared to $1.3 million, or 0.9% of our revenue for the year ended December 31, 2008. The restructuring in 2009 accounted for employee severance and other employee-related termination costs and primarily involved a reorganization of our sales and sales supporting operation functions (the “2009 Plan”). The 2009 Plan was designed to enable us to operate more efficiently in a still uncertain economic environment and for continued expansion of our services into broader markets. The 2009 Plan encompassed approximately 60 employees that were terminated in 2009.

The restructuring in 2008 accounted for employee severance and other employee-related termination costs and involved a broad organizational streamlining, consolidating responsibilities in certain related functions and eliminating overlapping support functions (the “2008 Plan”). These changes were designed to streamline internal processes and to enable us to continue to be effective and efficient in meeting the needs of our organization and customers, given the impact of the depressed economic environment, particularly in the second-half of the year. Similar to the 2009 Plan, the 2008 Plan was also designed to position us for expansion of our services into broader markets. The 2008 Plan encompassed approximately 69 employees that were terminated in 2008.

Non-Operating Expenses

	Year Ended December 31, 2008	Year Ended December 31, 2009	Increase (Decrease)	% Increase (Decrease)
Interest expense, net	$28,234	$28,935	$701	2.5%
Amortization of debt issuance costs	$1,803	$1,872	$69	3.8%
Other expense	$271	$9,027	$8,756	3,231.0%

Interest Expense, Net

Interest expense, net for the year ended December 31, 2009 increased by $0.7 million, or 2.5%, to $28.9 million from $28.2 million for the year ended December 31, 2008. Interest expense, net represented 20.6% and 19.7% of revenue for the years ended December 31, 2009 and 2008, respectively. In our Consolidated Statements of Operations included elsewhere in this prospectus, Interest expense is shown net of Interest income. Interest income for the year ended December 31, 2009 decreased by $0.5 million, or 83.3%, to $0.1 million from $0.6 million for the year ended December 31, 2008. This decrease is attributable to the decrease in interest earned on our various investments in money market funds, commercial paper and U.S. treasury bonds (classified as cash equivalents on the Consolidated Balance Sheets, included elsewhere in this prospectus). The increase in interest expense, net was also attributable to a slight increase in interest expense, primarily related to the scheduled increase in the interest rate on the PIK Loan (as defined within “—Liquidity and Capital Resources” below). In June 2009, the interest rate on the PIK Loan increased from 12% to 13%, as per the credit agreement. The effective interest rate on the PIK Loan for the year ended December 31, 2009 was 12.6%.

Amortization of Debt Issuance Costs

Amortization of debt issuance costs for the year ended December 31, 2009 remained relatively flat at $1.9 million, or 1.3% of our 2009 revenue. Debt issuance costs related to the Merger transaction are being amortized over the life of the loans.

Other Expense

Other expense for the year ended December 31, 2009 included a reclassification of $10.7 million from accumulated other comprehensive income (“AOCI”), within the Consolidated Balance Sheet included elsewhere in this prospectus, due to the determination that our interest rate swap no longer qualified for hedge accounting under the FASB’s standards. This amount represents cumulative fair value adjustments that were made through AOCI during the period that the hedge was determined to be effective for accounting purposes. From the date the hedge was determined to be ineffective to December 31, 2009, an offsetting gain of $2.3 million was recorded in “Other expense,” representing fair value adjustments to the interest rate swap, bringing the total charge related to the fair value adjustments on the interest rate swap to $8.4 million for the year ended December 31, 2009. We expect the fair value adjustments to the interest rate swap will continue to be recorded in “Other expense” through the end of the swap agreement in 2012.

Income Tax Benefit

	Year Ended December 31, 2008	Year Ended December 31, 2009	Increase (Decrease)	% Increase (Decrease)
Income tax benefit	$15,398	$18,415	$3,017	19.6%
Effective tax rate	38.5%	42.6%	4.1%

The effective tax rate was 42.6% for the year ended December 31, 2009, compared with an effective tax rate of 38.5% for the year ended December 31, 2008. The increase in the income tax benefit of $3.0 million over the prior year was primarily related to the research and development tax credit taken in 2009, for which we had no comparable benefits in the prior year.

Comparison of Years Ended December 31, 2008 and Pro Forma December 31, 2007

Revenue

	Year Ended December 31, 2007 Pro Forma	Year Ended December 31, 2008	Increase (Decrease)	% Increase (Decrease)
Enterprise	$26,290	$35,783	$9,493	36.1%
M&A	56,990	65,718	8,728	15.3%
DCM	39,434	41,900	2,466	6.3%
Total Revenue	$122,714	$143,401	$20,687	16.9%

Revenue for the year ended December 31, 2008 increased by $20.7 million, or 16.9%, to $143.4 million from $122.7 million for the year ended December 31, 2007. During 2008, we achieved revenue growth in each of our principal markets, with some experiencing more pronounced growth than others. Specifically, we achieved revenue growth of $9.5 million, or 36.1%, within the enterprise principal market, primarily resulting from a significant expansion in resources in terms of dedicated headcount and marketing efforts. Our ability during the period to cross-sell and market our services across principal markets produced an inflow of business that helped drive revenue growth during the year and established longer-term relationships with our existing customers.

We also achieved revenue growth of $8.7 million, or 15.3%, within the M&A principal market, primarily as a result of business expansion both in terms of volume, or number of contracts, as well as the average content size of the requested exchanges. The source of much of our business is referrals from advisory organizations, including investment banks, advisors and lawyers. During 2008, we expanded our absolute number of relationships and increased penetration within this referral base. Performance within this principal market was strong through the second quarter of 2008, with weaker levels seen in the second half of the year. We believe the softening of sales in the second half of the year is attributable to the downturn in global economic conditions. Our revenue growth within the M&A principal market was partially aided by our efforts to establish a meaningful first-mover advantage presence in Asia as well as further investments in relationships with agents and resellers elsewhere in smaller markets such as South America.

Revenue related to our DCM principal market increased by $2.5 million, or 6.3% over the prior year, primarily driven by revenue related to subscription commitment overutilization experienced in the first half of the year, and to a lesser extent, the impact of new contracts. These increases outweighed the impact of revenue reductions due to reduced subscription renewal commitment levels that we experienced primarily during the second half of the year, which, as noted above, we believe was primarily driven by the downturn in global economic conditions.

Cost of Revenue and Gross Margin

	Year Ended December 31, 2007 (Pro Forma)	Year Ended December 31, 2008	Increase (Decrease)	% Increase (Decrease)
Cost of revenue	$54,035	$56,161	$2,126	3.9%
Gross profit	$68,679	$87,240	$18,561	27.0%
Gross margin	56.0%	60.8%	4.8%

Cost of revenue for the year ended December 31, 2008 increased by $2.1 million, or 3.9%, to $56.1 million from $54.0 million for the year ended December 31, 2007. As a percentage of revenue, cost of revenue decreased to 39.2% for the year ended December 31, 2008 from 44.0% for the year ended December 31, 2007. The increase in cost of revenue in 2008 was primarily attributable to expanded hosting and service requirements to handle increased volumes caused by a larger and more diverse customer base and increased activity within existing accounts as well as amortization of our third generation IntraLinks Platform that was placed into service in September 2008. The increase in gross profit and gross margin was primarily attributable to the increase in total revenue, as described in the previous section.

Operating Expenses

	Year Ended December 31, 2007 (Pro Forma)	Year Ended December 31, 2008	Increase (Decrease)	% Increase (Decrease)
Product development	$12,995	$14,847	$1,852	14.3%
Sales and marketing	66,151	61,556	(4,595)	(6.9)%
General and administrative	15,493	19,209	3,716	24.0%
Costs related to Merger	8,948	—	(8,948)	(100.0)%
Restructuring costs	—	1,316	1,316	100.0%
Total operating expenses	$103,587	$96,928	$(6,659)	(6.4)%

Total operating expenses for the year ended December 31, 2008 decreased by $6.7 million, or 6.4%, to $96.9 million from $103.6 million for the year ended December 31, 2007. As a percentage of revenue, operating expenses decreased from 84.4% for the year ended December 31, 2007 to 67.6% for the year ended December 31, 2008.

Product Development

Product development expenses for the year ended December 31, 2008 increased by $1.9 million, or 14.3% to $14.8 million from $13.0 million for the year ended December 31, 2007. The increase of $1.9 million over the prior year was primarily driven by an increase in personnel-related expenses directly linked to the development of non-capital projects and expected maintenance costs for supporting these platforms. Product development expenses as a percentage of revenue remained relatively flat at 10.4% in 2008 compared to 10.6% in 2007.

In 2008, we incurred $27.3 million of total product development costs, including $12.5 million of capitalized software related to product development enhancements, compared to $25.1 million in 2007, which included $12.1 million of capitalized software related to product development enhancements. The increase of $2.2 million, or 8.8%, reflects higher level of capital spending in 2008 due to the completion and launch of our third generation IntraLinks Platform in September 2008, as well as greater spend on non-capital projects and maintenance in line with our support and expansion initiatives. Total product development costs as a percentage of revenue was 19.0% in 2008 compared to 20.5% in 2007.

We consider investments in product development to be a fundamental prerequisite to expanding our presence in existing and potential new markets. The expenditures summarized above reflect our commitment to support our existing platform as well as to enhance its functionality and applicability for new markets and purposes.

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2008 decreased by $4.6 million, or 6.9% to $61.6 million from $66.2 million for the year ended December 31, 2007. As a percentage of revenue sales and marketing expense decreased from 53.9% in 2007 compared to 42.9% in 2008. The decrease of $4.6 million was primarily driven by the year-over-year decrease in amortization expense on the contractual backlog intangible asset, due to the accelerated basis of amortization. The decrease in sales and marketing expense was also attributable to a decrease in non-cash compensation due to less stock-based compensation to employees during 2008 as compared to 2007, and the related impact on expense recognition. These decreases were partially offset by increased salary, recruitment and related costs due to headcount expansion and higher sales commissions, which is consistent with the increase in revenue discussed above.

The sales and marketing expenses outlined above are applied to both support our existing market share and customer base, as well as our growth initiatives such as promoting the use of our platform for new purposes and expanding our presence in new geographic regions.

General and Administrative

General and administrative expenses for the year ended December 31, 2008 increased by $3.7 million, or 24.0%, to $19.2 million from $15.5 million for the year ended December 31, 2007. General and administrative expenses as a percentage of revenue increased to 13.4% in 2008 compared to 12.6% in 2007. The increase of $3.7 million over the prior year was primarily driven by additional third-party contractor costs to support finance and legal services at our international locations and increased professional fees related to various legal, strategic and accounting services incurred during the year. These increases were partially offset by a decrease in bonus-related costs driven by headcount reductions (as noted under “—Restructuring Costs” below) and therefore a lower number of employees being eligible for bonuses in 2008 as compared to 2007, as well as reduced bonus payouts that reflect the impact of market conditions on our performance against targets set at the beginning of the year.

Costs of the Merger

For the year ended December 31, 2007, we incurred $8.9 million in costs related to the Merger transaction (as described elsewhere in this prospectus), for which we had no comparable costs in the year ended December 31, 2008. The costs of the Merger represented 7.3% of our 2007 revenues, and primarily consisted of professional fees paid to the investment banks, attorneys and accountants involved with the transaction.

Restructuring Costs

For the year ended December 31, 2008, we incurred $1.3 million in restructuring costs, representing 0.9% of our 2008 revenue, with no comparable costs incurred during the year ended December 31, 2007. The restructuring in 2008 accounted for employee severance and other employee-related termination costs and involved a broad organizational streamlining, consolidating responsibilities in certain related functions and eliminating overlapping support functions. These changes were designed to streamline internal processes and to enable us to continue to be more effective and efficient in meeting the needs of the organization and our customers. The 2008 Plan was also designed to enable us to operate more efficiently in an uncertain economic environment, as well as to position us for expansion of our services into broader markets. The 2008 Plan encompassed approximately 69 employees that were terminated in 2008.

Non-Operating Expenses

	Year Ended December 31, 2007 (Pro Forma)	Year Ended December 31, 2008	Increase (Decrease)	% Increase (Decrease)
Interest expense, net	$26,996	$28,234	$1,238	4.6%
Amortization of debt issuance costs	$1,680	$1,803	$123	7.3%
Other (income) expense	$(264)	$271	$535	(202.7)%

Interest Expense, Net

Interest expense, net for the year ended December 31, 2008 increased by $1.2 million, or 4.6%, to $28.2 million from $27.0 million for the year ended December 31, 2007. This increase is primarily attributable to an increase in interest expense of approximately $0.6 million driven by the additional interest expense incurred on the PIK Loan for the cumulative amounts of PIK Loan interest payments that were added to the principal balance, which incur additional interest. Partially offsetting the increased interest expense was a decrease in interest income of approximately $0.6 million due to the overall decrease in interest rates in the market, which directly impacted the amount of interest earned on our investments in money market accounts, commercial paper, U.S. treasury bonds and auction rate securities.

Amortization of Debt Issuance Costs

Amortization of debt issuance costs for the year ended December 31, 2008 remained relatively flat at $1.8 million, compared to $1.7 million for the year ended December 31, 2007. Amortization of debt issuance costs represented 1.3% and 1.4% of revenue for the years ended December 31, 2008 and 2007, respectively. Debt issuance costs related to the Merger transaction are being amortized over the life of the loans.

Other (Income) Expense

The increase in other expense is attributable to the year-over-year impact of fluctuations in foreign currency exchange rates on our results of operations.

Income Tax Benefit

For purposes of the income tax benefit discussion comparing the years ended December 31, 2007 and 2008, we utilized the combined results of the Predecessor and Successor Companies (January 1 through June 14, 2007 and June 15 through December 31, 2007, respectively) to represent the year ended December 31, 2007, as we believe this to be a more accurate reflection of our tax benefit as of December 31, 2007, as compared to the pro forma income tax benefit, which was adjusted to reflect the tax effect of the net pro forma adjustments, based on the combined federal and state statutory rates. See the table and commentary below for details:

	January 1 through June 14, 2007 (Predecessor)	June 15 through December 31, 2007 (Successor)	Year Ended December 31, 2007 (Combined)	Year Ended December 31, 2008	Increase (Decrease)	% Increase (Decrease)
Income tax (provision) benefit	$(237)	$9,737	$9,500	$15,398	$5,898	62.1%
Effective tax rate			36.1%	38.5%	2.4%

The effective tax rate was 38.5% for the year ended December 31, 2008, compared with an effective tax rate of 36.1% for the year ended December 31, 2007. The $5.9 million increase in the income tax benefit for the year ended December 31, 2008, compared with the year ended December 31, 2007, was attributable to the impact of incurring a full year of amortization expense on intangible assets, as well as a full year of PIK Loan interest in 2008, compared to only six and one-half months in 2007.

Comparison of Year Ended December 31, 2008 and the period of June 15, 2007 through
December 31, 2007 (Successor)

Revenue

	June 15 Through December 31, 2007	Year Ended December 31, 2008	Increase (Decrease)	% Increase (Decrease)
Enterprise	$15,537	$35,783	$20,246	130.3%
M&A	33,510	65,718	32,208	96.1%
DCM	21,739	41,900	20,161	92.7%
Total Revenue	$70,786	$143,401	$72,615	102.6%

Revenue for the year ended December 31, 2008 increased by $72.6 million, or 102.6%, to $143.4 million from $70.8 million for the period of June 15 through December 31, 2007 (“2007 Successor period”). The increase in revenue is primarily due to twelve months of operations included in the year ended December 31, 2008 compared to six and one-half months of operations included in the 2007 Successor period. Additionally, throughout 2008, we achieved revenue growth in each of our principal markets. Specifically, we achieved revenue growth within the enterprise principal market, primarily resulting from a significant expansion in resources throughout 2008 in terms of dedicated headcount and marketing efforts. Our ability to cross-sell and market our services across principal markets produced an inflow of business throughout 2008 that helped drive revenue growth over the prior period. To a lesser extent, we also achieved revenue growth within the M&A principal market, primarily as a result of business expansion both in terms of volume, or number of contracts, as well as the average content size of the requested exchanges. The source of much of our business is referrals from advisory organizations, including investment banks, advisors and lawyers. During 2008, we expanded our absolute number of relationships and increased penetration within this referral base. Performance within this principal market was strong through the second quarter of 2008, with weaker levels seen in the second half of the year. We believe the softening of sales in the second half of the year is attributable to the downturn in global economic conditions. Our revenue growth within the M&A principal market was partially aided by our efforts to establish a meaningful first-mover advantage presence in Asia as well as further investments in relationships with agents and resellers elsewhere in smaller markets such as South America. We also achieved growth in our DCM principal market over the prior period, primarily driven by revenue related to subscription commitment overutilization experienced in the first half of the year, and the impact of new contracts. These increases outweighed the impact of revenue reductions due to reduced subscription renewal commitment levels that we experienced primarily during the second half of the year, which, as noted above, we believe was primarily driven by the downturn in global economic conditions.

Cost of Revenue and Gross Margin

	June 15 Through December 31, 2007	Year Ended December 31, 2008	Increase (Decrease)	% Increase (Decrease)
Cost of revenue	$30,718	$56,161	$25,443	82.8%
Gross profit	$40,068	$87,240	$47,172	117.7%
Gross margin	56.6%	60.8%	4.2%

Cost of revenue for the year ended December 31, 2008 increased by $25.4 million, or 82.8%, to $56.1 million from $30.7 million for the 2007 Successor period. The increase in cost of revenue is primarily due to twelve months of operations included in the year ended December 31, 2008 compared to six and one-half months of operations included in the 2007 Successor period. As a percentage of revenue, cost of revenue decreased from 43.4% for the 2007 Successor period to 39.2% for the year ended December 31, 2008. The resulting increase in gross profit and gross margin was primarily attributable to the increase in total revenue, as described in the previous section, which outpaced the increase in cost of revenue on a period-over-period comparative basis.

Operating Expenses

	June 15 Through December 31, 2007	Year Ended December 31, 2008	Increase (Decrease)	% Increase (Decrease)
Product development	$6,949	$14,847	$7,898	113.7%
Sales and marketing	35,532	61,556	26,024	73.2%
General and administrative	8,959	19,209	10,250	114.4%
Restructuring costs	—	1,316	1,316	100.0%
Total operating expenses	$51,440	$96,928	$45,488	88.4%

Total operating expenses for the year ended December 31, 2008 increased by $45.5 million, or 88.4%, to $96.9 million from $51.4 million for the 2007 Successor period. The increase in operating expenses is primarily due to twelve months of operations included in the year ended December 31, 2008 compared to six and one-half months of operations included in the 2007 Successor period. As a percentage of revenue, operating expenses decreased from 72.7% for the 2007 Successor period to 67.6% for the year ended December 31, 2008, primarily driven by the decreases in sales and marketing expense, as described in detail below.

Product Development

Product development expenses for the year ended December 31, 2008 increased by $7.9 million, or 113.7% to $14.8 million from $6.9 million for the 2007 Successor period. Product development expenses as a percentage of revenue increased from 9.8% in the 2007 Successor period to 10.4% in 2008. In addition to the reason stated above, the increase over the prior year was also driven by an increase in personnel-related expenses directly linked to the development of non-capital projects and maintenance and expected maintenance costs for supporting these platforms, in line with our support and expansion initiatives.

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2008 increased by $26.0 million, or 73.2% to $61.6 million from $35.6 million for the 2007 Successor period. As a percentage of revenue, sales and marketing expense decreased from 50.2% in the 2007 Successor period compared to 42.9% in 2008, primarily driven by a decrease in non-cash compensation due to less stock-based compensation to employees during 2008 as compared to 2007, and the related impact on expense recognition. This decrease was partially offset by increased salary, recruitment and related costs due to headcount expansion and higher sales commissions, which is consistent with the increase in revenue discussed above.

General and Administrative

General and administrative expenses for the year ended December 31, 2008 increased by $10.3 million, or 114.4%, to $19.2 million from $8.9 million for the 2007 Successor period. General and administrative expenses as a percentage of revenue increased from 12.7% in the 2007 Successor period to 13.4% in 2008. In addition to the reason stated above, the increase was also driven by additional third-party contractor costs to support finance and legal services at our international locations and increased professional fees related to various legal, strategic and accounting services incurred during the year. These increases were partially offset by a decrease in bonus-related costs driven by headcount reductions (as noted under “—Restructuring Costs” in the 2007 pro forma discussion) and therefore a lower number of employees being eligible for bonuses in 2008 as compared to 2007, as well as reduced bonus payouts that reflect the impact of market conditions on our performance against targets set at the beginning of the year.

Restructuring Costs

For the year ended December 31, 2008, we incurred $1.3 million in restructuring costs, representing 0.9% of our 2008 revenue, with no comparable costs incurred during the 2007 Successor period. The restructuring in 2008 is described in detail in the 2007 pro forma discussion above.

Non-Operating Expenses

	June 15 Through December 31, 2007	Year Ended December 31, 2008	Increase (Decrease)	% Increase (Decrease)
Interest expense, net	$14,718	$28,234	$13,516	91.8%
Amortization of debt issuance costs	$910	$1,803	$893	98.1%
Other (income) expense	$(255)	$271	$526	206.3%

Interest Expense, Net

Interest expense, net for the year ended December 31, 2008 increased by $13.5 million, or 91.8%, to $28.2 million from $14.7 million for the 2007 Successor period. The increase in interest expense, net is primarily due to twelve months of operations included in the year ended December 31, 2008 compared to six and one-half months of operations included in the 2007 Successor period. In addition to the difference driven by the number of months included in each period, the increase is also attributable to additional interest expense incurred on the PIK Loan for the cumulative amounts of PIK Loan interest payments that were added to the principal balance, which incur additional interest over time. Partially offsetting the increased interest expense incurred on the PIK Loan was a decrease in interest income caused by an overall decrease in interest rates in the market, which directly impacted the amount of interest earned on our investments in money market accounts, commercial paper, U.S. treasury bonds and auction rate securities.

Amortization of Debt Issuance Costs

Amortization of debt issuance costs for the year ended December 31, 2008 increased by $0.9 million to $1.8 million, compared to $0.9 million for the year ended December 31, 2007. The increase in amortization of debt issuance costs is primarily due to twelve months of operations included in the year ended December 31, 2008 compared to six and one-half months of operations included in the 2007 Successor period. Amortization of debt issuance costs represented 1.3% of revenue for both the year ended December 31, 2008 and the 2007 Successor period. Debt issuance costs related to the Merger transaction are being amortized over the life of the loans.

Other (Income) Expense

The fluctuation between other income of $255 earned in the 2007 Successor period and other expense of $271 for the year ended December 31, 2008 is attributable to the period-over-period impact of fluctuations in foreign currency exchange rates on our results of operations.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for the nine quarters ended March 31, 2010. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Unaudited Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
Consolidated Statement of Operations Data:
Enterprise	$8,138	$8,755	$9,186	$9,704	$11,597	$12,362	$14,865	$16,529	$18,017
M&A	15,180	16,166	17,297	17,075	13,811	11,725	11,483	13,722	14,201
DCM	10,830	11,127	10,158	9,785	9,215	8,776	7,689	8,925	7,713
Total Revenue	34,148	36,048	36,641	36,564	34,623	32,863	34,037	39,176	39,931
Cost of revenue	14,175	14,043	13,517	14,426	14,157	12,692	10,619	11,253	11,476
Gross profit	19,973	22,005	23,124	22,138	20,466	20,171	23,418	27,923	28,455
Gross margin	58.5%	61.0%	63.1%	60.5%	59.1%	61.4%	68.8%	71.3%	71.3%
Operating Expenses:
Product development	3,638	2,308	4,459	4,442	3,126	2,890	2,764	5,442	4,283
Sales and marketing	16,286	15,775	15,715	13,780	14,137	13,806	15,130	15,985	19,020
General and administrative	4,166	6,049	3,870	5,124	4,345	5,196	5,099	5,916	5,510
Restructuring costs	—	—	—	1,316	48	245	45	1,156	—
Total operating expenses	24,090	24,132	24,044	24,662	21,656	22,137	23,038	28,499	28,813
(Loss) income from operations	(4,117)	(2,127)	(920)	(2,524)	(1,190)	(1,966)	380	(576)	(358)
Interest expense, net	6,567	6,982	7,094	7,591	7,000	7,025	7,405	7,505	7,028
Amortization of debt issuance costs	389	428	500	486	477	473	464	458	457
Other expense (income)(1)	19	(247)	(91)	590	11,162	(1,461)	625	(1,299)	73
Net loss before income tax	(11,092)	(9,290)	(8,423)	(11,191)	(19,829)	(8,003)	(8,114)	(7,240)	(7,916)
Income tax benefit	(4,121)	(3,451)	(3,935)	(3,891)	(7,710)	(2,922)	(5,175)	(2,608)	(2,438)
Net loss	$(6,971)	$(5,839)	$(4,488)	$(7,300)	$(12,119)	$(5,081)	$(2,939)	$(4,632)	$(5,478)
Adjusted EBITDA(2)	$9,457	$11,076	$11,539	$11,260	$12,716	$11,334	$10,751	$10,291	$10,958
Adjusted EBITDA margin	27.7%	30.7%	31.5%	30.8%	36.7%	34.5%	31.6%	26.3%	27.4%

(1)	For the three month period ended March 31, 2009, this line item includes $10.7 million related to a reclassification of accumulated fair value adjustments on our interest rate swap from “Other Comprehensive Income (Loss),” a component of Stockholders’ Equity on the Consolidated Balance Sheet to “Other expense” on the Consolidated Statement of Operations. All periods subsequent to the first quarter of 2009 contain the effect of the fair value adjustments to the interest rate swap, as this derivative instrument no longer qualifies for hedge accounting treatment. For additional details regarding the accounting treatment of our interest rate swap, see Note 9 to the Consolidated Financial Statements, contained elsewhere in this prospectus.
(2)	The table below provides a reconciliation between the non-U.S. GAAP financial measure of Adjusted EBITDA discussed above to the comparable U.S. GAAP measure of net loss:

Net loss	$(6,971)	$(5,839)	$(4,488)	$(7,300)	$(12,119)	$(5,081)	$(2,939)	$(4,632)	$(5,478)
Interest expense, net	6,567	6,982	7,094	7,591	7,000	7,025	7,405	7,505	7,028
Income tax benefit	(4,121)	(3,451)	(3,935)	(3,891)	(7,710)	(2,922)	(5,175)	(2,608)	(2,438)
Depreciation and Amortization	818	937	875	2,013	2,963	2,923	2,724	2,957	3,345
Amortization of intangible assets	11,842	11,211	10,883	10,649	10,527	9,976	7,218	7,218	7,218
Stock-based compensation expense	914	1,055	701	1,122	416	401	429	692	753
Amortization of debt issuance costs	389	428	500	486	477	473	464	458	457
Other expense (income)	19	(247)	(91)	590	11,162	(1,461)	625	(1,299)	73
Adjusted EBITDA	$9,457	$11,076	$11,539	$11,260	$12,716	$11,334	$10,751	$10,291	$10,958

Quarterly Revenue Trends

Our total quarterly revenue has increased sequentially in five of the eight quarter-over-quarter comparisons presented. Over the period presented, our total quarterly revenue has grown from $34.1 million for the first quarter of 2008 to $39.9 million for the first quarter of 2010, representing a 17.0% increase. Our quarterly revenues grew from the first quarter to the third quarter of 2008, reflecting the strength of our enterprise market as well as the impact of deferred revenues from prior quarters flowing into our financial statements, in line with our revenue recognition policy. Revenue decreased from third quarter of 2008 to second quarter of 2009 by $0.1 million, $1.9 million and $1.8 million respectively, due to the impact of adverse global economic conditions. We experienced consecutive increases in the third and fourth quarters of 2009 and the first quarter of 2010, of $1.2 million, $5.1 million and $0.7 million respectively, signaling a normalization of business activity amid signs of recovery. We achieved record levels of revenue in the fourth quarter of 2009 and the first quarter of 2010, with $39.2 million and $39.9 million recognized during these periods.

The adverse global economic conditions primarily impacted our DCM and M&A markets. M&A revenues grew from $15.2 million in the first quarter of 2008 to $17.3 million for the third quarter of 2008 before essentially being flat for the fourth quarter of 2008 at $17.1 million, reflecting a slowing in deal counts, in line with overall adverse market conditions. M&A revenue for the first quarter of 2009 decreased to $13.8 million before falling for the next two consecutive quarters to $11.7 million and $11.4 million, respectively. The decrease in revenue during these periods reflects both lower deal counts and at decreased values. A stronger deal flow beginning in the second half of 2009 drove revenue to climb to $13.7 million in the fourth quarter and further expand to $14.2 million in the first quarter of 2010. The decline in revenues related to our DCM business were generally in line with the trends of M&A, but occurred earlier and less steeply, reflecting the different nature of underlying subscription contracts, with longer service periods as well as a reflection of renewal contract dates.

Despite the adverse global economic conditions, our enterprise market experienced revenue increases in seven of the eight quarter-over-quarter periods, expanding 122.2% over the total periods presented from $8.1 million for the first quarter of 2008 to $18.0 million for the first quarter of 2010. The growth of the enterprise market reflects our efforts to broaden our service offering to better serve customer needs while widening our geographic focus and coverage through adding additional sales executives and marketing resources to take advantage of the large opportunity.

Quarterly Gross Profit and Gross Margin Trends

Gross profit has increased sequentially in five of the eight quarter-over-quarter comparisons presented. Over the period presented, our total quarterly gross profit has grown from $20.0 million for the first quarter of 2008 to $28.5 million for the first quarter of 2010, or a 42.5% increase. Our gross profit performance essentially mirrors the total revenue performance outlined above. However, the decline in gross profit from third quarter of 2008 to fourth quarter of 2008 by $1.0 million while revenues were essentially flat is explained by a full quarter of amortization relating to our third generation IntraLinks Platform launched in September 2008 whereas the previous quarter was charged with only one month’s impact. With a return to revenue growth from the third quarter of 2009 and the ongoing impact of a lower cost operating environment, driven by improved operational efficiencies, including greater use of technology and outsourced services, economies of scale and a larger customer base over which to spread related costs. We achieved record gross profit in the fourth quarter of 2009 of $27.9 million and again in the first quarter of 2010 of $28.5 million.

Gross margin has increased sequentially in six of the eight quarter-over-quarter comparisons presented. Margins prior to the launch of our third generation IntraLinks Platform ranged from 58.5% to 63.1%, while post-launch margins ranged from 60.5% in the fourth quarter of 2008 to 71.3% in the first quarter of 2010. Gross margin performance was aided by the more recent growth of revenue related to our enterprise market, as well as the improved operational efficiencies described above. However, we expect to continue to invest in service personnel and initiatives and therefore gross margins may not increase substantially or at all in future periods.

Quarterly Operating Expenses Trends

Our total operating expenses remained relatively constant in each quarter of 2008. In the fourth quarter of 2008, we recorded $1.3 million of restructuring expense associated with a reduction in force which allowed us to better align our headcount levels and areas of focus to levels of current and expected business activity. As a result, our operating expenses were reduced in the first two quarters of 2009. As we observed an improvement in our business, we increased investments in our sales and marketing and product development in the third and fourth quarters of 2009 as well as the first quarter of 2010. Over the period presented, the largest quarter-to-quarter increase in operating expenses was in the fourth quarter of 2009 and was primarily due to (i) increased expenses for sales commissions and bonus accruals, reflecting the strong sales performance for the fourth quarter of 2009, (ii) restructuring costs incurred during that period as we continued to reorganize the company to better support the enterprise market and (iii) incurrence of costs relating to our efforts to become a public company. Over the period presented, the largest quarter-to-quarter decrease in operating expenses was in the first quarter of 2009 and was primarily due to (i) our decision to reduce spending and delay certain projects in light of overall difficult market conditions and an uncertainty as to timing of a recovery, (ii) lower sales commission expenses reflecting the market impact on sales activity and (iii) an absence of significant restructuring costs for that quarter.

Seasonality

Renewal dates for our subscription contracts are typically spread over the course of the year. We generally experience a greater concentration of renewals in the second and fourth fiscal quarters. However, since our revenues are recognized ratably over the related service period and contracts are generally invoiced in advance either annually or on a quarterly basis over the contract period, the impact on our revenue is not material. We do experience seasonality in our cash flows used in operating activities in the first quarter of each year, which is described in more detail in “Liquidity and Capital Resources — Operating Activities” below.

Geographical Concentrations

We operate globally with approximately 67% of total revenues derived from customers located in the United States and the remaining 33% derived from customers located in various international locations. Revenue derived from customers located in the United Kingdom during the years ended December 31, 2008 and 2009, and the three months ended March 31, 2010, was $17.0 million, or 11.8% of total revenue, $15.6 million, or 11.1% of total revenue, and $4.2 million, or 10.6% of total revenue, respectively. No other individual foreign country accounted for more than 10% of our revenue during these years and no individual foreign country accounted for more than 10% of the Company’s revenue during 2007. The Company holds no material long-lived assets outside of the United States.

Liquidity and Capital Resources

	Year Ended December 31 2007 (combined)	Year Ended December 31, 2008	Year Ended December 31, 2009	As of March 31, 2009	As of March 31, 2010
Cash and cash equivalents	$17,671	$24,671	$30,481	$20,714	$14,897
Cash provided by (used in) operating activities	$27,170	$23,657	$25,072	712	(5,389)
Cash used in investing activities	(386,994)	(14,395)	(15,984)	(4,275)	(8,824)
Cash provided by (used in) financing activities	367,074	(2,224)	(3,235)	(372)	(1,419)
Effect of exchange rates on cash and cash equivalents	(41)	(38)	(43)	(22)	48
Net increase (decrease) in cash and cash equivalents	$7,209	$7,000	$5,810	$(3,957)	$(15,584)

Since inception, we have financed our operations primarily through private sales of equity securities and, more recently, cash generated from operations. We currently use the net cash generated from operations to fund our working capital needs and our capital expenditure requirements. Our available external financing arrangements include credit available under a $15.0 million revolving line of credit, term loans and credit agreements with financial institutions, vendor financing arrangements and prior to this initial public offering, private placements of equity securities. At March 31, 2010, we had approximately $14.9 million in cash and cash equivalents, $7.2 million in short-term investments, and $29.9 million in accounts receivable, net of allowances for doubtful accounts and credit reserves. We believe that we have sufficient cash resources, without the proceeds of this offering, to continue in operation for at least the next twelve months.

We intend to use the net cash generated from operations to fund our future growth, with the proceeds of this offering being used to repay indebtedness. We anticipate that the reduction in our outstanding indebtedness will not significantly impact our financial condition. Pursuant to the amended terms of the First and Second Lien Credit Agreements, the revised interest rates of which will be effective immediately following the consummation of this public offering, we intend to utilize the proceeds to first reduce our outstanding indebtedness under the PIK Loan. We expect that most of the resulting benefits of such debt reduction from a cash flow perspective will be offset by the increase in interest rates on the remaining term loans. In addition, it is possible that we may incur significantly more debt in the future, which could increase the cash used in financing activities in future periods.

The credit markets have experienced disruption that reached unprecedented levels during late 2008 and 2009. The disruption in the financial markets has affected some of the financial institutions with which we do business. A continued, sustained decline in the stability of these financial institutions could adversely affect our access to financing, as well as our revenue growth (due to our customer base in the DCM and M&A markets). Additionally, if the national or global economy or credit market conditions in general were to deteriorate further, it is possible that such changes could adversely affect our ability to obtain external financing or to refinance our existing indebtedness.

Operating Activities

Cash flows used in operating activities during the three months ended March 31, 2010 were $5.4 million, consisting of a net loss of $5.5 million plus the impact of the change in deferred income tax liability of $2.7 million, offset by non-cash items including amortization of intangible assets of $7.2 million and depreciation and amortization of $3.3 million. Working capital uses of cash during the three months ended March 31, 2010 included (i) a decrease in accrued expenses and other liabilities of $5.6 million primarily attributable to payments made during the period for capital expenditures on investments in our software and equipment and sales commissions and annual bonuses awarded under the Company’s various 2009 incentive plans, (ii) a $2.1 million decrease in accounts payable due to timing of payments, and (iii) a $0.8 million increase in net accounts receivable ($4.1 million increase in accounts receivable offset by deferred revenue increase of $3.3 million) primarily driven by an increase in business activity for the period reflected by higher invoicing and, thus, higher deferred revenue.

Cash flows provided by operating activities during the three months ended March 31, 2009 were $0.7 million, consisting of a net loss of $12.1 million plus the impact of the change in deferred income tax liability of $8.1 million, offset by non-cash items including an unrealized loss on the interest rate swap of $10.7 million, amortization of intangible assets of $10.5 million and depreciation and amortization of $3.0 million. Working capital uses of cash during the three months ended March 31, 2009 included (i) a $2.9 million decrease in accrued expenses and other liabilities primarily attributable to payments made during the period for capital expenditures on investments in our software and equipment and sales commissions and annual bonuses awarded under our cash incentive plans, (ii) a $2.3 million decrease in accounts payable due to timing of payments, and (iii) a $1.3 million net decrease in deferred revenue ($0.7 million decrease in accounts receivable offset by deferred revenue decrease of $2.0 million) primarily driven by reduced business activity for the period as a result of global economic conditions.

We typically plan on greater uses of cash in the first quarter of each year compared to later quarters. Use of cash in the first quarter 2010 includes (i) payment of prior year accrued annual bonus and sales commission quota achievements, (ii) prior year fourth quarter sales commissions which are typically the highest levels of the year reflecting seasonal renewals as well as levels of new business achieved, (iii) payment of annual license and maintenance fees to vendors, and (iv) upfront investments in year-long initiatives including capital spending, marketing and headcount recruitment. For the first quarter of 2010 our use of cash also reflected payment of restructuring costs accrued at December 31, 2009, as well as payment of the PIK Loan interest in cash. The increase in our use of cash in the first quarter of 2010 as compared to the comparable 2009 period was primarily driven by (i) significantly higher bonus and sales commission payments due to the significant improvements in global market conditions on our business which increased 2009 performance compensation as compared to 2008, (ii) the payment of PIK Loan note interest in cash in 2010 as compared to interest payments made in kind in 2009, and (iii) the delay of investments in 2009 initiatives, including capital spending, based on our uncertainty in the first quarter of 2009 about prevailing market conditions. The second, third and fourth quarters typically provide stronger cash flows such that annual cash flow from operating activities for the years ended December 31, 2007, 2008 and 2009 were $27.2 million, $23.7 million and $25.1 million, respectively. We expect a similar pattern to occur in 2010.

Cash flows provided by operating activities for 2009 were $25.1 million consisting of a net loss of $24.8 million plus the impact of the change in deferred taxes of $19.3 million, offset by non-cash items including amortization of intangible assets of $34.9 million, depreciation and amortization of $11.6 million, non-cash interest expense of $8.7 million, a loss on fair value adjustments to our interest rate swap of $8.4 million, non-cash stock-based compensation of $1.9 million and amortization of debt issuance costs of $1.9 million.

As discussed in Note 9 to our consolidated financial statements included elsewhere in this prospectus, in 2007 we entered into an interest rate swap agreement to hedge against changes in the amount of future cash flows driven by the variable rates associated with our long-term debt. At the inception of the swap agreement, the interest rate swap was designated as a cash flow hedge, with changes in fair value recorded through other comprehensive (loss) income, a component of equity within the Consolidated Balance Sheet. As a result of certain changes made to the swap agreement in March 2009 (including a reduction of the fixed rate from 5.43% to 5.25%), we no longer qualified to use hedge accounting under the FASB standard, and therefore recorded an initial loss of $10.7 million, reflected in “Other expense” in our Consolidated Statement of Operations for the year ended December 31, 2009, included elsewhere in this prospectus. The loss of $10.7 million represents the total amount of fair value adjustments recorded to other comprehensive (loss) income from the inception of the swap agreement through the date of the hedge de-designation. We incurred an offsetting gain of $2.3 million, representing net fair value adjustments from the date of de-designation through December 31, 2009, bringing the total impact on our 2009 results of operations to $8.4 million.

Working capital sources of cash in 2009 were primarily related to an increase in accounts payable of $4.7 million primarily related to invoices received late in the year but not yet paid at December 31, 2009 for capital expenditures on investments in our software and equipment. These sources of cash were offset by an increase in prepaid and other current assets of $2.4 million due to increased deposits and prepayments on long-term and future business commitments and an increase in accounts receivable, net of deferred revenue, of $1.8 million representing a greater number of arrangements entered into and billed in the second half of 2009 as compared to the same period in 2008.

Cash flows provided by operating activities for 2008 were $23.7 million, consisting of a net loss of $24.6 million plus the impact of the change in deferred taxes of $16.5 million, offset by non-cash items including amortization of intangible assets of $44.6 million, depreciation and amortization of $4.6 million, non-cash interest expense of $10.3 million and non-cash stock-based compensation of $3.8 million and amortization of debt issuance costs of $1.8 million.

Working capital uses of cash in 2008 were primarily related to a decrease in accrued interest of $4.6 million due to timing of interest payments year over year, specifically the interest related to the fourth quarter of 2008 paid on December 30, 2008, compared to the interest related to the fourth quarter of 2007, which was not paid until after December 31, 2007 and therefore was accrued at December 31, 2007. Working capital uses of cash also included a decrease in accounts payable of $1.3 million due to payments during the year of amounts owed at December 31, 2007, and reflecting a lower level of purchases and commitments towards the end of 2008, in line with the uncertainty around the general economic environment. We also experienced a decrease in accrued expenses and other liabilities of $5.4 million largely due to reduced bonus and commission accruals in line with payout expectations under our specific plans. These uses of cash were partially offset by increase in deferred revenue, net of accounts receivable, of $1.1 million due to a greater number of arrangements entered into and billed in the fourth quarter of 2008, as compared to the same period of 2007.

Cash flows provided by operating activities for 2007 on a pro forma basis were $27.2 million consisting of a net loss of $38.5 million plus the impact of the change in deferred taxes of $10.1 million, offset by non-cash items including amortization of intangible assets of $50.2 million, non-cash interest expense of $9.6 million, depreciation and amortization of $3.2 million and non-cash stock-based compensation expense of $4.3 million. Working capital sources of cash on a pro forma basis included an increase in accrued expenses and other current liabilities of $8.8 million primarily due to higher bonus and commission accruals in line with our performance and increased staffing levels, as well as the increase in accrued interest on our long-term debt, as described above. We also experienced an increase in deferred revenue, net of accounts receivable, of $1.8 million which is generally consistent with the increase in revenue during the year. Additionally, we experienced an increase in accounts payable of $2.1 million due to higher contractor costs relating to product development project commitments and generally a higher level of purchases and commitments in line with the overall growth of the business.

Cash flows provided by operating activities for the Successor period of 2007 (June 15, 2007 through December 31, 2007) were $12.2 million consisting of a net loss of $17.0 million plus the impact of the change in deferred taxes of $10.1 million, offset by non-cash items including amortization of intangible assets of $29.6 million, non-cash interest expense of $5.2 million, depreciation and amortization of $1.8 million and non-cash stock-based compensation expense of $2.2 million. Working capital sources of cash during the Successor period included an increase in accrued expenses and other current liabilities of $1.9 million, and an increase in accounts payable of $1.8 million primarily due to the reasons stated above, partially offset by a decrease in restricted cash due to the payout of cash bonuses related to the 2007 Merger transaction (as described elsewhere in this prospectus).

Investing Activities

Currently, our investing activities primarily relate to our investment in the business through capital expenditures for network infrastructure and investments in software development. Cash used in investing activities related to capital expenditures for infrastructure during the years ended December 31, 2007, 2008 and 2009 were $3.9 million, $3.0 million and $5.8 million, respectively, and for the three months ended March 31, 2009 and 2010, were $2.2 million and $0.9 million, respectively. Investments in capitalized software development costs for the years ended December 31, 2007, 2008 and 2009 were $12.1 million, $12.4 million, and $10.3 million, respectively, and for the three months ended March 31, 2009 and 2010 were $2.1 million and $4.1 million, respectively. We anticipate future capital expenditures and investments in software development will remain relatively flat in future periods, due to restrictive covenants contained within our current credit agreements.

In 2007 our investing activities also consisted of investments in auction rate securities (“ARS”) including purchases of $11.0 million and sales of $17.1 million during the year ended December 31, 2007. Due to the illiquidity of the ARS beginning with the auction failures in February 2008 (and continuing through most of 2009), we did not make any further investments in these types of securities and have primarily invested our excess cash from operations in money-market accounts, commercial paper and U.S. Treasuries, all of which are classified as cash equivalents on the Consolidated Balance Sheets, based their highly liquid nature and maturity of less than three months when purchased. At December 31, 2008, the ARS were classified as long-term, due to the illiquidity in the market for these types of investments. However, at December 31, 2009 the ARS were classified as short-term, due to our contractual ability and intent to sell the ARS back to the investment provider at par, starting in June 2010. For additional details regarding our investments in ARS, see Note 4 to our consolidated financial statements included elsewhere within this prospectus.

Additional investing activities during the year ended December 31, 2007 included cash used for the Merger of $346.8 million. See “—Financing Activities” below for the corresponding bank borrowings used to facilitate this transaction.

Additional investing activities during the three months ended March 31, 2010 consisted of $4.3 million of investments in bank time deposits with maturity dates in excess of three months. For additional details regarding these investments, see Note 4 to our Consolidated Financial Statements included elsewhere within this prospectus.

Financing Activities

As was referred to in “—Investing Activities” above, in order to finance the Merger, we entered into three credit agreements with a global financial institution as agent, and a syndicate of other lenders, dated June 15, 2007. The First Lien Credit Agreement (“First Lien Credit Facility”) provides for term loans in the aggregate principal amount of $135.0 million, with quarterly installment payments equal to 0.25% of the initial principal balance due on the last day of each quarter, which commenced on September 30, 2007 and continues for 27 installments, with the balance due in a final installment on June 15, 2014. Additionally, the

First Lien Credit Facility includes a requirement for mandatory prepayments of 50% of our excess free cash flow as measured on an annual basis. Excess free cash flow is generally defined as our Adjusted EBITDA less debt service costs, capital expenditures, current income taxes paid and any cash security deposits made in respect of leases for office space, as adjusted for changes in our working capital. As a result of our fiscal 2009 excess free cash flow, we made a mandatory prepayment on April 1, 2010 of approximately $1.2 million under the First Lien Credit Facility. The term loans under the First Lien Credit Facility bear interest at the Eurodollar Rate (as defined in the credit agreement) plus 2.75% per annum, which was 6.51% at December 31, 2008 and 2.98% at both December 31, 2009 and March 31, 2010. Following this offering, the Eurodollar Rate will be subject to a floor of 1.5% per annum and the rate margin on the Eurodollar Rate will increase from 2.75% to 4.50%. Interest payments on the First Lien Credit Facility are due on the last business day of each month. The First Lien Credit Facility also provides for a $15.0 million revolving line of credit, of which $13.4 million was unused as of March 31, 2010. As of March 31, 2010, $1.6 million of the revolving line of credit was reserved for standby letters of credit for several of the operating lease agreements related to our various office locations.

The Second Lien Credit Agreement (“Second Lien Credit Facility”) provides for two tranches of term loans, Tranche B in the amount of $30.0 million and Tranche C in the amount of $35.0 million. Both tranches are due in full on the maturity date of December 15, 2014. Tranche B bears interest at the rate of 11.0% per annum through its maturity date, with interest payments due on the last business day of each March, June, September and December of each year. Tranche C bears interest at the Eurodollar Rate (as defined in the credit agreement) plus 5.75% per annum, which was 9.51% at December 31, 2008 and 5.98% at both December 31, 2009 and March 31, 2010. Following this offering, the Eurodollar Rate will be subject to a floor of 2.0% per annum and the rate margin on the Eurodollar Rate will increase from 5.75% to 6.50%. Interest payments on the Tranche C term loan are due on the last business day of each month. The Second Lien Credit Facility permits, at our option, interest on the Tranche C term loan to be payable in full or in part in kind by adding the accrued interest to the principal of the term loans, which thereafter accrues interest at the rate stated above, plus a PIK margin of 0.5%. To date, we have not paid any of the interest on the Tranche C term loan in kind, either in part or in full.

The Holdings Senior PIK Credit Agreement (“PIK Loan”) provides for loans in the amount of $75.0 million that are due in full on the maturity date of June 15, 2015. The PIK Loan bears interest at the rate of 12.0% per annum prior to June 15, 2009 and 13.0% per annum thereafter. PIK Loan interest is automatically payable in kind and added to the principal balance of the PIK Loan, which thereafter accrues interest. Under terms of the First Lien Credit Facility, we may elect to pay PIK Loan interest in cash in amounts up to $2.0 million per year and an additional $7.5 million over the term of the loan. All PIK Loan interest through December 31, 2008 and the first nine months of 2009, was paid-in-kind, adding to the principal amount due. On December 31, 2009 and March 31, 2010, we exercised our option and elected to pay the quarterly interest due in cash of $3.3 million and $3.2 million, respectively.

The First Lien Credit Facility and Second Lien Credit Facility are secured by security interests and liens against all of our assets, including a pledge of 100% of the equity interests in our domestic subsidiaries and an obligation to pledge 65% of the equity interests in our direct foreign subsidiaries.

All obligations under the First Lien Credit Facility and Second Lien Credit Facility are unconditionally guaranteed by our direct and indirect domestic subsidiaries. These guarantees are secured by substantially all the present and future property of the guarantors.

Cash paid for interest on the loans described above, in each of the years ended December 31, 2008 and 2009 were $23.1 million and $20.1 million, respectively, and $7.0 million in the three months ended March 31, 2010.

Due to the continued positive operating performance of our business and the absence of any acquisition activity, we have not needed to borrow additional amounts under our credit facilities or obtain additional financing to fund operations and capital expenditures.

Covenants

The borrowings under these agreements are subject to certain affirmative and negative covenants, both financial and non-financial. These covenants include the timely submission of audited financial statements to the lender, as well as customary restrictions on certain activities, including the following, which are subject to lender approval, with certain exceptions:

•	incurring additional indebtedness;
•	creating liens or other encumbrances on our assets;
•	engaging in merger or acquisition transactions;
•	capital expenditures;
•	making investments; and
•	entering into asset sale agreements or pay dividends or make distributions on and in certain cases, repurchase our stock.

Additionally, the borrowings (including the available revolving line of credit under the First Lien Credit Facility) contain a financial covenant limiting our senior secured debt to Consolidated EBITDA (as defined under the First Lien Credit Facility) ratio for the trailing four quarters to 6.5 to 1.0 as of the last day of each fiscal quarter through the maturity date. Our senior secured debt to Consolidated EBITDA ratio at March 31, 2010 was 4.45. We were in compliance with all of these covenants as of March 31, 2010. These agreements also contain customary events of default, including, but not limited to, cross-defaults among these agreements. Although we currently expect to remain in compliance with these existing covenants, any breach of these covenants or a change in control could result in a default, and subsequent cross-defaults, under the credit agreements, which could cause all of the outstanding indebtedness to become immediately due and payable and terminate all commitments to extend further credit.

Contractual Obligations and Commitments

The following table sets forth, as of December 31, 2009, certain significant cash obligations that will affect our future liquidity:

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(In thousands)
Long-term debt, including current portion	$293,811	$2,530	$2,700	$189,535	$99,046
Interest on long-term debt	157,724	28,007	57,467	62,262	9,988
Operating leases	31,220	6,277	3,730	5,537	15,676
Third-party hosting commitments	12,922	3,294	6,261	3,367	—
Capital leases	30	30	—	—	—
Total	$495,707	$40,138	$70,158	$260,701	$124,710

Long-Term Debt and Interest on Long-Term Debt

Cash obligations on long-term debt, presented in the table above, represent scheduled principal payments due in each respective period. For additional details regarding these credit agreements, see “—Liquidity and Capital Resources” above, as well as Note 9 to our consolidated financial statements included elsewhere in this prospectus.

Interest on long-term debt consists of expected interest payments on the First and Second Lien Credit Facilities and the PIK Loan, through the respective maturity dates, based on assumptions regarding the amount of debt outstanding and assumed interest rates. Assumed interest rates on the First Lien Credit Facility and Tranche C of the Second Lien Credit Facility were based on the one-month LIBOR forward curve, plus 2.75% and 5.75% spread, respectively, through maturity of the loans. Interest rates on Tranche B of the Second Lien Credit Facility and the PIK Loan are fixed at 11% and 13%, respectively. In addition, this amount reflects the impact of the interest rate swap on the variable rate debt, for which we expect to pay a fixed rate of 5.25% through June 2012.

Cash obligations on long-term debt and interest on long-term debt, as presented in the table above, exclude the impact of the application of the net proceeds of this offering to repay a portion of such indebtedness as well as the increase following this offering in the interest rates on the First Lien Credit Facility and Tranche C of the Second Lien Credit Facility.

Operating Leases and Service Obligations

Our principal commitments consist of obligations under operating leases for office space in New York, NY, Boston, MA and London, UK, which expire in July 2011 (see below for details regarding execution of new lease beginning August 2011), December 2015 and June 2013, respectively. Rent is amortized on a straight-line basis over the applicable lease terms. Our office space lease obligations may increase as a result of customary contractual escalation clauses or if we enter into new agreements to lease additional office space.

In December 2009, we executed a new 10 year lease directly with the landlord for our corporate headquarters in New York, New York. Currently we occupy the space under a sublease arrangement that expires immediately prior to the time the new lease takes effect. The new lease begins in August 2011 for 10 years and provides for approximately 12 months of initial free rent and an allowance from the landlord to be used for office improvements and certain other payments of approximately $1.9 million. The present value of the future minimum lease payments of the new lease is included in the above table.

As disclosed within Note 17 to our consolidated financial statements contained elsewhere in this prospectus, in March 2010, we entered into an agreement to purchase certain equipment, which was previously under an operating lease, for $3.4 million, thereby releasing us from any further commitment or obligation for continued lease payments. The total purchase price is reflected in the “Less than 1 year” column above.

Service obligations consist of our commitments to our third-party hosting provider, which expire in December 2013. Our hosting obligations are largely impacted by service expansion requirements in line with the growth of our business.

Capital Leases

In 2007, we acquired certain computer and office equipment under a capital lease arrangement. The total cost of the equipment of $0.3 million was capitalized and is being amortized over the lease term, which expires in 2010.

Uncertain Tax Positions

In addition to the above, as discussed in Note 8 to our consolidated financial statements included elsewhere in this prospectus, our uncertain tax positions are included within “Other long term liabilities” on the Consolidated Balance Sheet. We have classified these uncertain tax positions as long-term, as we do not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. We are not able to reasonably estimate when we would make any cash payments required to settle these liabilities, but do not believe that the ultimate settlement of our obligations will materially affect our liquidity.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under Securities and Exchange Commission rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our consolidated balance sheets.

Newly Adopted Accounting Pronouncements

Effective January 1, 2007, we adopted the provisions under the FASB’s guidance for accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return (currently under ASC 740, Income Taxes). The literature also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of this guidance did not result in any cumulative adjustment as there were no uncertain tax positions at January 1, 2007. See Note 8 for additional details.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (currently under Accounting Standards Codification (“ASC”) 815-10, Derivatives and Hedging). This standard requires enhanced disclosures about an entity’s derivative and hedging activities, and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. We adopted this standard for the year ended December 31, 2009. The adoption of this standard did not have a significant impact on our consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, (currently under ASC 855-10), which provides guidance on management’s assessment of subsequent events and establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Such disclosures include disclosing the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. This guidance is effective prospectively for interim or annual financial periods ended after June 15, 2009. We adopted this guidance for the year ended December 31, 2009. The adoption of this standard did not have a significant impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of SFAS No. 140 (“FAS 166”), and SFAS No. 167, Amendment to FASB Interpretation No. 46(R) (“FAS 167”). FAS 166 amends the derecognition guidance and eliminates the exemption from consolidation for qualifying special-purpose entities (“QSPEs”) in ASC 860, Transfer and Servicing. As a result, a transferor will need to evaluate all existing QSPEs to determine whether they must now be consolidated in accordance with FAS 167, which amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under ASC 810, Consolidation (“ASC 810”), and all entities and enterprises currently within the scope of ASC 810, as well as QSPEs that are currently excluded from the scope of ASC 810. FAS 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. FAS 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009. We adopted this guidance as of January 1, 2010. The adoption of this statement did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of SFAS No. 162, (currently under ASC 105-10). The Statement establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for Securities and Exchange Commission registrants. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted this guidance during the year ended December 31, 2009. The adoption of this statement did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures About Fair Value Measurements (“ASU 2010-06”), which amends ASC 820, Fair Value Measurements and Disclosures, to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. Early adoption is permitted. We adopted the guidance related to the Level 1 and 2 disclosures during the three months ended March 31, 2010, and are currently evaluating the impact of the provisions of ASU 2010-06, related to the Level 3 disclosures, on the consolidated financial statements, however, we do not expect this to have a material impact.

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-13 amends the current guidance on arrangements with multiple deliverables under ASC 605-25, Revenue Recognition — Multiple-Element Arrangements, to (a) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements; (b) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account; (c) eliminate the residual allocation method which will be replaced by the relative selling price allocation method for all arrangements; and (d) significantly expand the disclosure requirements. ASU 2009-13 is effective for new or materially modified arrangements in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. If early adoption is elected and the period of adoption is not the beginning of the fiscal year, retrospective application from the beginning of the fiscal year of adoption and additional disclosure are required. Retrospective application for all prior periods presented in the financial statements is also permitted, but not required. We are currently evaluating the impact, if any, of these provisions of ASU 2009-13 on the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus.

Interest Rate Sensitivity

The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash and cash equivalents in a variety of securities, including bank time deposits, money market funds, commercial paper and U.S. treasuries. A 10% decrease in interest rates in 2007, 2008 and 2009 and the three months ended March 31, 2010, would not have had a material impact on our interest income during those years, respectively, due to the immateriality of the interest income generated by our investments during those periods.

As of March 31, 2010, 85% of the aggregate principal amount of our total debt portfolio consisted of variable interest rate indebtedness. However, we maintain an interest rate swap agreement which fixes the interest rate on all of our variable rate debt. The fair value of the interest rate swap derivative is measured based on dealer quotes and a credit valuation adjustment to reflect credit risk. The fair value measurement of the swap may fluctuate considerably from period-to-period due to volatility in underlying interest rates, which is driven by market conditions and the duration of the swap. For the three months ended March 31, 2010, a 10% increase or decrease in interest rates would have resulted in an increase or decrease of $0.2 million on “Other expense,” within our Consolidated Statement of Operations, contained elsewhere in this prospectus.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pounds Sterling and the Euro. Although approximately 33% of our 2009 revenues were generated from sales across 61 countries outside of the United States, only 11% of the contracts we entered into with our customers were based in foreign currency. Additionally, approximately 9% of our expenses were incurred in foreign currency. To date, we have not entered into any foreign currency hedging contracts, since exchange rate fluctuations have had little impact on our operating results and cash flows. For the year ended December 31, 2009, we incurred $0.6 million in foreign currency transaction losses, which represents less than 1% of our 2009 revenues. For the three months ended March 31, 2010, we incurred $0.2 million in foreign currency transaction losses, which represents less than 1% of our revenues from the same period.

Inflation Risk

Our monetary assets, consisting primarily of cash, cash equivalents and investments, are not affected significantly by inflation because they are short-term. We believe the impact of inflation on replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. The rate of inflation, however, affects our cost of revenue and expenses, such as those for employee compensation, which may not be readily recoverable in the price of the services offered by us.

BUSINESS

Overview

IntraLinks is a leading global provider of Software-as-a-Service (“SaaS”) solutions for securely managing content, exchanging critical business information and collaborating within and among organizations. Our cloud-based solutions enable organizations to control, track, search and exchange time-sensitive information inside and outside the firewall, all within a secure and easy-to-use environment. Our customers rely on our cost-effective solutions to manage large amounts of electronic information, accelerate information-intensive business processes, reduce time to market, optimize critical information workflow, meet regulatory and risk management requirements, and collaborate with business counterparties in a secure, auditable and compliant manner. We help our customers eliminate the inherent risks and inefficiencies of email, fax, courier services and other existing solutions to collaborate and exchange information.

At our founding in 1996, we introduced cloud-based collaboration for the debt capital markets industry and, shortly thereafter, extended our solutions to merger and acquisition transactions. Today, enterprises and governmental agencies of all sizes across a variety of industries, including financial services, pharmaceutical, biotechnology, consumer, energy, industrial, legal, insurance, real estate and technology, use our solutions for the secure management and online exchange of information within and among organizations. Across all of our principal markets, we help transform a wide range of slow, expensive and information-intensive tasks into streamlined, efficient and real-time business processes. Examples of such business processes include:

•	debt capital markets transactions, including loan syndication and other financing activities;
•	due diligence for merger and acquisition transactions, initial public offerings (“IPOs”) and other strategic transactions;
•	clinical trial management and safety information exchange;
•	life sciences drug development and licensing;
•	private equity fundraising and investor reporting;
•	contract and vendor management;
•	energy exploration and production ventures; and
•	board reporting.

In the year ended December 31, 2009, over 4,300 customers across 25 industries used the IntraLinks Platform to enable collaboration among more than 400,000 end-users and approximately 50,000 organizations worldwide. We operate the business in one reportable segment, as management makes operating decisions and assesses performance based on one single operating unit. However, we also track our revenues by principal markets, which includes enterprise, mergers and acquisitions (“M&A”) and debt capital markets (“DCM”). In the year ended December 31, 2009, revenue from our enterprise, M&A and DCM principal markets represented 39%, 36% and 25% of our total revenue, respectively, with revenue from the enterprise market increasing 55% over the year ended December 31, 2008.

Gartner, an independent market research firm, recognizes IntraLinks as the market revenue leader in the teaming and enterprise social software market with an estimated 22.5% share of the worldwide market in 2009.(1) Since our inception, over 1,000,000 professionals have used our solutions. End-users of our solutions have included professionals at the 50 largest global banking institutions, the 25 largest law firms, the 10 largest pharmaceutical companies, the 10 largest biotechnology companies and 8 of the 10 largest global energy and utility companies. The broad adoption of our cloud-based solutions across multiple industries has created end-user communities of individuals that prefer our solutions. We are able to leverage our popularity within these communities of existing users to help drive new users and business partners to collaborate using our platform.

We deliver our solutions entirely through a cloud-based model where they are available on-demand over the Internet using a multi-tenant SaaS architecture in which a single instance of our software serves all of our

(1)	Gartner — Market Share: Web Conferencing, Teaming and Enterprise Social Software, Worldwide, 2009, April 2010.

customers. Our business model has provided us with a high level of revenue visibility. We sell our solutions directly through an enterprise sales team with industry-specific expertise, and indirectly through a customer referral network and channel partners. In 2009, we generated $140.7 million in revenue, of which approximately 33% was derived from sales across 61 countries outside of the United States. We have generated positive cash flow from operations on an annual basis since 2003, including $25.1 million in 2009.

Industry Background

The enterprise software industry has streamlined many business functions, but has failed to successfully address one of the most fundamental business processes of all — cross-organizational collaboration and the secure management and online exchange of information. Enterprise collaboration involves multiple individuals, both within and among organizations, working together in structured business processes, developing and exchanging sensitive information to achieve business objectives. Several trends are driving the need for cloud-based solutions that allow users to securely manage content, exchange critical business information and collaborate within and among organizations:

•	Increasingly complex, time-sensitive and information-intensive business processes that require the global exchange of critical information both inside and outside of an organization’s firewall: Enterprises and governmental agencies today operate in a highly-competitive, global environment that requires multiple constituents to share critical business information in real-time. These constituents, including employees, customers, suppliers and third-party advisors, are often located in different organizations or geographically disparate locations. The ability of enterprises to successfully execute key business processes, such as bringing new products to market, raising capital, launching new capital projects or pursuing acquisitions, depends upon the ability of these constituents to exchange large amounts of critical and confidential information in a secure, auditable, compliant and time-sensitive manner.
•	Proliferation of unstructured electronic information within enterprises: Enterprises and governmental agencies are experiencing a dramatic increase in the amount of electronic information that is being created and needs to be efficiently managed and controlled. According to IDC, an independent market research firm, unstructured content makes up more than 80% of enterprise data.(2) This proportion of unstructured content, which may be in the form of email, reports, presentations, word processing documents, images and spreadsheets, is expected to grow in the future. The proliferation of this unstructured data is driving the need for solutions that can provide secure information management, access and control.
•	Growing compliance, governance, regulatory and corporate risk management requirements: Enterprises face a growing number of regulations governing the tracking, indexing and storage of electronic documents. These regulations include the Sarbanes-Oxley Act, 21 CFR Part 11 (Part 11 of Title 21 of the Code of Federal Regulations), and HIPAA (the Health Insurance Portability and Accountability Act). These governmental requirements, as well as internal policies and controls adopted by organizations to manage risk, are creating the need for secure, auditable and compliant content and process management and collaboration.
•	Rapidly changing end-user behavior and expectations for online collaboration and information exchange: The increasing adoption of popular collaborative social software tools by individuals in their personal lives is changing their behavior and expectations within business enterprises. These individuals, who are familiar with easy-to-use, web-based collaboration and recognize the value of using these tools to share content online, expect to see a similar degree of efficient collaboration in the context of their business processes. This preference by individuals, as employees, customers, suppliers and third-party advisors, is driving demand for cloud-based secure information exchange and business collaboration tools.
•	Greater willingness by enterprises to adopt cost-effective SaaS solutions for their mission-critical business processes: Traditionally, enterprises have preferred on-premise software applications to

(2)	IDC — The Next Wave of Business Collaboration: The Convergence of Social Software and Enterprise Collaboration Platforms, Doc # 220874, December 2009.

handle their most sensitive data and business processes. As the SaaS market has matured and the benefits of SaaS solutions have become more widely recognized, including their ease of use and deployment and cost-effectiveness, enterprises have grown increasingly comfortable utilizing SaaS solutions for mission-critical processes. According to Gartner, an independent market research firm, the “forecast for estimated SaaS total software revenue within the enterprise application software markets is a 15.3% overall compounded annual growth rate from 2009 through 2014, or more than $15 billion attributed to SaaS at the end of the forecast period.”(3) This increased adoption of the SaaS delivery model is driving the preference for secure information exchange and business collaboration to be delivered as a SaaS application via the cloud.

The Market Opportunity

Organizations are increasingly adopting software applications that help to address these trends. According to IDC, an independent market research firm, the market for worldwide collaborative content workspaces is expected to grow from an estimated $9.2 billion in 2009 to $12.2 billion in 2013, representing a compound annual growth rate of 7.3%.(4) IDC defines this market as a combination of content management, team collaborative applications, search and discovery applications and enterprise portals. Solutions that can successfully provide the key functions of these markets within a cloud-based operating environment stand to benefit from their convergence.

Organizations in many industries rely on complex and information-intensive business processes to execute critical tasks. These processes require the collaboration and secure management and exchange of information among multiple parties, both inside and outside the firewall. Organizations spend billions of dollars each year manually organizing and transmitting electronic files, printing and delivering and storing physical documents. These inefficient processes can result in increased costs, delays, loss of control over sensitive information and noncompliance with various regulations and legal requirements. Additionally, these processes have contributed to environmental issues through the production of massive and often unnecessary quantities of printed and distributed documents. The following are only a few examples of the complex and information-intensive business processes that represent transformational opportunities:

•	Debt Capital Markets: More than 8,100 syndicated loans valued in excess of $1.9 trillion dollars were closed in 2009 through a community of agents, banks, lenders, borrowers, law firms and secondary traders. In addition, ongoing administration of each of these loans typically lasts three years and involves the regular collaboration and exchange of loan performance information to numerous constituents outside the firewall.
•	Mergers and Acquisitions: More than 39,000 merger and acquisition transactions were announced in 2009. These transactions, which span across all industries, require prospective buyers and their teams of attorneys, accountants and advisors to collaborate outside the firewall and to simultaneously review, share and analyze due diligence information.
•	Life Sciences: The life sciences community includes pharmaceutical companies, biotechnology companies, clinical investigator sites, physicians and regulatory agencies that work together to fund, research, develop and bring new drugs and medical devices to market. Collaboration and the secure, efficient exchange of information, especially outside the firewall, is an essential part of the industry value chain, including for business processes such as clinical trials and licensing. For example, clinical trials are highly regulated and costly activities. A significant part of the estimated $35 billion spent annually on new drug development is incurred just to manage the physician recruitment and study start-up documentation processes. Similarly, licensing is a resource- and cost-intensive practice that requires the exchange of critical information and collaboration among advisors, pharmaceutical and biotechnology partners throughout the drug lifecycle.

(3)	Gartner — Forecast Analysis: Software as a Service, Worldwide, 2009 – 2014, July 1, 2010.
(4)	IDC — Worldwide Collaborative Content Workspace 2009 – 2013 Forecast and 2008 Vendor Shares: A Case of Coalescing Submarkets, Doc # 219885, September 2009.

•	Legal Services: The general counsel of large and global enterprises are tasked with running legal departments that may address hundreds of legal matters each year and coordinating with numerous outside counsel and multiple legal process outsourcers. These processes are document intensive, historically paper-based, and require collaboration and the sharing of critical information outside the firewall among internal counsel, external counsel and legal process outsourcers.
•	Insurance: Much of the underwriting, reinsurance, claims processing, governance and investment management processes in the insurance industry are done with manual, paper-based approaches. Enabling team collaboration and the efficient, online exchange of critical information outside the firewall could significantly improve efficiency in these processes.
•	Fund-Raising and Investor Reporting: Thousands of institutional and private investors, pension funds, endowments and insurance companies make investments through more than 1,700 private equity firms and more than 1,600 hedge fund management firms. Together with law firms and regulators, these organizations form a community that frequently requires the exchange of fund raising and fund performance information in a secure and auditable manner, outside the firewall.
•	Energy and Utilities: Within the energy and utilities industries, business processes, including financing for major capital projects, joint ventures associated with exploration and development, rate case and regulatory filings, leasehold acquisition and divestitures for mineral rights and capital project management, require information exchange and collaboration among organizations, outside the firewall.
•	Governmental Agencies: Governmental agencies collect, monitor and exchange critical information from public and private enterprises in several highly-regulated industries. Cross-agency collaboration and the secure and auditable collection and monitoring of critical information from regulated enterprises are essential to meeting compliance requirements.
•	Other Cross Industry, Horizontal Applications: A wide range of cross-organizational collaborative activities span across industries including initial public offerings, licensing, joint ventures, compliance and audit reporting, financial audits, portfolio and board reporting, vendor management, and sourcing and reporting. Each of these use cases requires collaboration on highly sensitive proprietary information in a secure and controlled manner.

Existing Solution Providers Have Limited Capabilities

The status quo for information exchange and collaboration today predominantly remains email, fax and overnight and other courier services. Enterprise software vendors and niche software providers have developed solutions that attempt to address the need for efficient business collaboration and secure information management and exchange, but these solutions may be difficult to implement and deploy. These services and solutions can also be severely limited in terms of security, auditability or accessibility of information, especially when collaborating across company boundaries (i.e., outside the firewall).

Email, Fax and Courier Services

•	Lack of security and control: Emails, faxes and overnight and other courier services remain a pervasive means of sharing critical information within and among organizations. These methods of collaboration are extremely limited in their ability to securely exchange sensitive information and lead to the further proliferation of unstructured data. Overnight and other courier services can also be costly for organizations. In addition, once email is used as a means to move information outside the firewall control of the information is lost. Nonetheless, to collaborate in a time-efficient manner outside the firewall, employees often resort to these insecure forms of communication, leading directly to the loss of management and control over critical information.

Enterprise Content Management and Collaboration Software

•	Architected for inside firewall collaboration: On-premise implementations of enterprise content management and collaboration software solutions are not typically architected to enable cross-organizational critical information exchange. Driven by security restrictions, these systems are internally-focused and restrict access outside the organization. As a result, the ability to collaborate among different organizations, or outside the firewall, is limited. To collaborate with other organizations, employees must resort to using email, fax or courier services.
•	Expensive to purchase and deploy: Enterprise content management and collaboration software solutions typically require significant up-front capital investments associated with the purchase of perpetual software licenses. These solutions are often large and complex implementations that have long deployment cycles and require significant professional services fees to customize, integrate and maintain. These solutions generally lack the ability to collaborate outside the firewall without significant modification costs.
•	Complex to use: Enterprise content management and collaboration software solutions are often complex to use and require significant training to benefit from the full capabilities of the software. The functionality of the software is frequently designed with the needs of the information technology, or IT, department, rather than the end user, in mind. This may lead to limited utilization and adoption within an organization despite the significant expense of implementation.
•	General purpose; with limited industry expertise: Enterprise content management and collaboration software solutions are designed to be general purpose solutions and generally lack industry-specific functionality. As a result, enterprise software providers typically need to partner with third party vendors to custom build software to address an industry-specific business process, which often increases costs and implementation time.

Niche Providers

•	Limited to an industry or process focus: Many niche providers, which consist of virtual data room providers or small software companies, offer services that are confined to a particular industry, such as the pharmaceutical or financial services industry. Others offer services that are capable of addressing only a specific business process, such as mergers and acquisitions, board reporting or debt syndication.
•	Limited security and ability to scale: Some niche providers are unable to meet the requirements of organizations as they provide limited user and network security. Additionally, some niche providers may lack the resources to invest in research and development and their products may be limited in their scalability.
•	Limited user-support: Some niche providers are not able to provide the 24 hours per day, 7 days per week and 365 days per year support that organizations and their counterparties require. In addition, this support may not be provided on a global basis or in local languages.

The IntraLinks Solution

We provide organizations with value-creating solutions to address the problems associated with traditional and inefficient intra- and cross-organizational collaboration. Combining our advanced enterprise SaaS technology platform with industry-specific process expertise, superior ease of use and extensive product support, we are able to add immediate value for our customers. Our cloud-based solutions offer the following key benefits:

•	Specifically architected for cross-organizational critical information exchange and collaboration: Our IntraLinks Platform is architected specifically to enable users to manage content and work processes and to collaborate both within and among organizations, inside and outside the firewall. Our platform, due to its advanced security features, is not restricted or limited to use only inside an enterprise firewall.
•	Secure, compliant and auditable: Our solutions provide enterprise-class user and network security and enable organizations to more easily audit interactions and operate in compliance with industry regulations. The IntraLinks Platform complies with Title 21 CFR Part 11, the U.S. Food and Drug Administration, or FDA, guidelines for managing electronic data in clinical studies. Our platform has undergone more than 80 satisfactory security audits and evaluations by our customers and independent auditors.

•	“Trusted hub,” neutral third-party provider: Much of the information that is shared on our platform is highly valuable and proprietary. Our platform enables the exchange of information among organizations that view each other as competitors. We believe our customers choose us in part because we do not compete with them; instead we operate as a “trusted hub” between our customers and their various constituents to enable them to properly protect and exchange confidential information.
•	Easy to purchase and deploy: We deliver our solutions via a SaaS model over the Internet. This model allows our customers to easily subscribe to our service without a significant upfront capital investment or the requirement for professional services to integrate software or upgrades into their environment. Our customers can be up and running within minutes of contracting with us, and need minimal, if any, training to use our solutions.
•	Ease of use and adoption: Our intuitive, easy-to-use, web-based interface enables customers to easily create and open an exchange on our IntraLinks Platform, add and permission users, and find and exchange information without the help of information technology professionals. We offer single sign-on capability that enables users to access all of their permissioned IntraLinks Exchanges without the need for multiple log-in credentials. The ease of use of our solutions often leads customers to expand upon the initial deployments within their organizations to support new use cases. Our solutions are accessible worldwide at anytime over the Internet and are available in six languages.
•	Third generation platform with enterprise-class scalability and availability: Our solutions have been in use for over 12 years, during which time we have continued to innovate and make enhancements to performance and usability that are reflected in our third generation platform. Our platform is designed to handle disparate file types, a high volume of use, numerous documents and very large files. Our information is stored in fully redundant servers housed in highly secure and geographically dispersed facilities with real-time replication across data centers to ensure data integrity and reliability.
•	Industry-specific expertise: In addition to providing cross-industry and cross-departmental solutions, we help customers address industry-specific business processes that have unique workflow and regulatory requirements. We have a strong and knowledgeable enterprise sales and services force with specialized expertise in the industry-specific needs of our customers. Our multi-tenant architecture provides easily customizable, industry-specific templates without the need for customized on-premise software. For example, we offer a solution for drug and device development, a process that requires an understanding of how life sciences companies collaborate with contract research organizations and investigator sites and communicate with investigator review boards.
•	Communities of interest: The broad adoption of our solutions over time has created communities of organizations and individuals that use our solutions repeatedly. As the adoption and familiarity of our solutions within these communities grows, organizations and individuals develop a preference for our solutions to address new needs and use cases. This creates a powerful network effect that drives further adoption of our solutions as these user communities refer new users and business partners to our solutions. Many organizations have required their business partners to standardize on our platform because of the efficiencies derived from our solutions.
•	Full service and global support to all users: Because we create an environment for the exchange of critical information among many constituents, users of our solutions are often from different organizations. Our customer service team provides live support for all end-users, regardless of whether they are direct customers or invited members to an IntraLinks Exchange. We offer full service support through our live global support help desk, which is available 24 hours per day, 7 days per week and 365 days per year in over 140 languages.

Our Growth Strategy

Our goal is to be the leading global provider of cloud-based solutions for critical information management, exchange and collaboration. The following are key elements of our strategy:

•	Increase our market share in the principal markets that we target: We intend to continue to focus our sales efforts in markets where we have had historical success. We are a leader in providing collaboration solutions for debt capital market transactions and merger and acquisition transactions. Today, the enterprise market is our largest and fastest growing market. We believe that we have a significant opportunity to increase our market share in these core markets based on the strength of our solutions.
•	Further penetrate our existing customer base and cross-sell our solutions: Our strategy is to leverage initial deployments with customers that may address a specific business process to expand within an enterprise through our offering of cross-departmental solutions. Many of our customers currently use our solutions only for industry-specific business processes, such as clinical trials, or for functional business processes, such as mergers and acquisitions due diligence. We believe we have a significant opportunity to sell our broader cross-departmental solutions, including vendor sourcing and procurement, real estate management, litigation management, audit management, licensing and joint partnership and alliance management, to our existing customer base. In addition, we plan to continue to identify new business processes that can be transformed via our cloud-based solutions.
•	Expand into new industries: Our solutions can address the needs of organizations of any size, across multiple industries and various business processes. We have adopted a measured approach of expanding into new industries and addressing new business processes, and we expect to continue such expansion in the future either organically or through acquisitions. Our approach is to evaluate high-value, complex and information-intensive business processes that involve multiple parties who need to collaborate and exchange large amounts of information, both inside and outside the firewall. In addition to the many industries and existing business processes that would benefit from our solution, we believe the evolving regulatory environment in several industries, particularly financial services and healthcare, will create new opportunities for our solutions to deliver value to our customers.
•	Broaden our sales channels to expand into new geographies: We can offer significant value to organizations of any size and in any location that need to exchange critical information in a secure and auditable environment. Working with our global direct sales force, partners and referral network, we plan to expand our offerings to new geographies that are currently underpenetrated and represent a significant opportunity.
•	Continue to innovate and enhance the value of our technology platform: We have recently launched our IntraLinks Courier product, an industry-agnostic desktop tool for securely distributing large files utilizing our technology platform. We plan to expand our platform by providing synchronous collaboration capabilities, such as real-time messaging, real-time joint document authoring, video conferencing and web conferencing. We believe that our position as a “trusted hub” creates an opportunity to further enhance the value of our platform by providing it as a Platform-as-a-Service (“PaaS”) to third-party developers and customers to create and deliver services using our multi-tenant platform.
•	Further leverage our global user community: We have a global user community of over 1,000,000 professionals that have used our solutions over the past 12 years. We are able to leverage this user community in unique ways, such as to facilitate searches based on users’ expertise or capabilities across our entire user directory. This would enable users to network with each other and locate customers, suppliers, advisors and employees across the globe that can help them address specific business needs.

We support our growth strategies through various product development, sales and marketing and infrastructure investments, both technological and physical. These costs are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus.

The IntraLinks Platform

We have built a highly secure and scalable, cloud-based, multi-tenant platform upon which we develop solutions that allow our customers to collaborate and manage and exchange critical information across organizational and geographic boundaries. The IntraLinks Platform integrates content management, collaboration and social software to support business collaboration and information exchange. Our platform scales from the needs of small groups and individuals within one organization to large teams of people across multiple enterprises and governmental agencies.

IntraLinks Exchanges

IntraLinks Exchanges are our primary offering for collaboration within and among organizations. They integrate content management, collaboration and social software capabilities into a cohesive work environment made available to users as a cloud-based service. IntraLinks Exchanges are built on the IntraLinks Platform and can be configured for specific applications such as loan syndications, mergers and acquisitions, clinical trials, investor reporting and capital management. Implementations of IntraLinks Exchanges can easily scale from as few as two users and hundreds of documents to more than 8,000 users and 100,000 documents.

Users access and work in IntraLinks Exchanges primarily through a simple, intuitive and easy to use browser interface. Content within an IntraLinks Exchange can be accessed through our customers’ existing operating systems with an Internet connection. Users can also easily access the system with advanced mobile devices such as BlackBerry® products. In addition, we make available advanced, on-premise tools such as IntraLinks Designer for administrators and power users to simplify the uploading, organization and management of information. For example, IntraLinks Designer facilitates activities such as adding files and folders in bulk, dynamically indexing information and setting permissions for multiple groups and users.

Inherent in each IntraLinks Exchange is the ability to manage content. This includes not only standard document management capabilities such as the ability to monitor document use to maintain version control, but also more sophisticated permissioning capabilities such as Document Locking and Protection that can watermark content and control a user’s ability to view, print, forward and save content stored on the IntraLinks Exchange. Document Locking and Protection can be configured for users and groups on a bulk or per document basis.

To protect and secure the IntraLinks Exchange environment and its content, disaster recovery services, virus scanning and protection and automated backups are included as an ongoing component of our service offering. We also provide a comprehensive Archiving Service that includes a complete electronic copy of all documents, access history, historical permissions and electronic communications sent through an IntraLinks Exchange. Detailed and auditable records demonstrate disclosure, should legal or other compliance challenges arise, and satisfy additional company and regulatory record-keeping requirements.

IntraLinks Courier

IntraLinks Courier is an enterprise-class managed file transfer service that allows individuals and groups to exchange documents and folders within and outside the firewall in a secure and auditable manner. The IntraLinks Courier service, which is built on the IntraLinks Platform, is designed for situations where there is a need to securely exchange critical information among individuals and groups on an ad hoc basis, as compared to the sustained and continual collaboration that is typical of an IntraLinks Exchange.

IntraLinks Courier integrates the advanced capabilities of the IntraLinks Platform, including tracking and reporting, access history for compliance support, document-level restrictions for printing, forwarding and saving, and watermark security. Because the content is stored on the IntraLinks Platform, users can restrict file access to intended recipients and revoke access privileges even after packages are sent. The IntraLinks Courier Service is easily accessed through a simple web interface, a desktop application or an email plug in. IntraLinks Courier eliminates the file size limitations and inherent risk of email and file transfer protocol, or FTP, servers and the time and money associated with overnight mail and physical couriers.

IntraLinks Platform and Integration Services

The IntraLinks Platform provides an integration stack and technology environment for building business applications and integrating with existing enterprise software applications. Through our integration stack, integrators and third party developers have the ability to create and deploy new business applications customized to specific customer requirements. Additionally, they can connect and integrate IntraLinks Exchanges with existing content management systems and collaboration services, as well as manage workflow and information exchange between systems. Key elements of our integration stack include:

•	IntraLinks Application Programming Interfaces, or APIs: IntraLinks APIs include a broad set of functionality and a comprehensive API map to manage and control content, users, sessions and system administration. They are developed on the representational state transfer, or REST, architecture making them web services ready and are used extensively by our internal development teams to create all IntraLinks applications.
•	IntraLinks Adapters: IntraLinks Adapters are .NET applications that enable communications between IntraLinks and external systems. IntraLinks Adapters include pre-packaged functionality such as contact management, file management and basic system configuration.
•	IntraLinks Connectors: IntraLinks Connectors are software hooks designed to connect and integrate IntraLinks with the APIs of specific external systems, like Microsoft SharePoint. Our connectors are “out-of-the-box” offerings for external integration and include packaged services for file transfer, permissioning, reporting and workflow.

IntraLinks Customer Service

Our customer facing teams provide a range of implementation and end user support services to ensure that our customers remain productive through the duration of their use of our services.

Implementation Services

•	Requirements consultation and solution development: We engage with customers to understand their unique business processes and analyze and identify their service requirements to assist with the optimal configuration of the IntraLinks Exchange environment.
•	Project management: We develop an action and training plan to accelerate IntraLinks’ integration and rollout within the customer’s organization.
•	Training: We provide administrator and end-user training, including end-user certifications to meet specific industry requirements in areas such as life sciences.
•	Document scanning and upload: We provide services as required to organize and scan customer documents and to automate the data upload process.

Support Services

•	We provide live customer support 24 hours per day, 7 days per week and 365 days per year for all registered users of IntraLinks Exchange and IntraLinks Courier, whether direct customers or invited users. End users can contact us via phone to receive immediate live support in over 140 languages. On-line support is also available via email and live chat functionality.

Our Technology

We have built a highly secure and scalable, cloud-based, multi-tenant platform upon which we develop solutions that allow our customers to collaborate and manage and exchange critical information across organizational and geographic boundaries. Our third-generation IntraLinks Platform is optimized to service all of our customers from a single central software instance. Unlike enterprise software vendors, we do not need to custom build software to deploy our technology into different environments or to address industry-specific needs. Consequently, we do not need to manage and support multiple versions of our software, and we do not need to expend effort to customize support for different hardware, operating systems or databases. Our platform combines our proprietary code with integrated components from third-party vendors.

The IntraLinks Platform can be accessed universally from a simple web browser, yet has a rich customer interface powered by Adobe Flex that supports familiar desktop tools. These include drag-and-drop capabilities, right-click menus and dynamic easy-to-use reporting features, making it easy to get started quickly and effortlessly. We also utilize Microsoft .NET technologies for desktop integration and MOSS integration toolkits and make extensive use of Web 2.0 technologies, such as AJAX and Flash, for improved usability and performance and to deliver a rich and highly interactive experience. Our technology platform includes an integrated full text search capability that performs real time data categorization and tagging of content, along with dynamic facet generation to help users quickly navigate search results. In addition, we utilize Akamai’s Web Application Accelerator and IP Application Accelerator services to enable consistently high performance for users around the world. We also employ virtualization and load balancing technologies to enable seamless scalability of our infrastructure across all computing tiers.

We have built a highly sophisticated authentication, authorization and encryption service designed to ensure that the content stored in our system is accessible only by authorized users. We employ a wide range of technical security features, including two factor authentication using RSA® Adaptive Authentication and data encryption with encoded session identifications and passwords. Every file we transmit from an exchange is encrypted to the end user via a Secure Socket Layer, or SSL, transaction. We also use encryption technology in our storage systems and backup tapes. Our platform also incorporates sophisticated information rights management and permissioning controls that enable our customers to control the role and access of participants to information within an exchange. Our platform provides audit trails for compliance and access history tracking throughout the entire lifecycle of the content of each exchange.

To demonstrate that we have established effective operational control objectives and activities, we undergo annual SAS 70 Level II audits conducted by an outside auditor. SAS 70 is an internationally recognized auditing standard developed by the American Institute of Certified Public Accountants that represents that we have been through an in-depth audit of our control activities, which includes controls over information technology and related processes. SAS 70 enables us to disclose control activities and processes to our customers and our customers’ auditors in a uniform reporting format.

The IntraLinks Platform is hosted in two secure data centers provided by SunGard Availability Services LP that are run in primary and secondary mode with redundancy and failover capability. Physical security at these facilities includes a continually staffed security station along with biometric and man trap access controls. Systems are protected by firewalls and encryption technology. Each data center features redundant power, on-site backup generators, and environmental controls and monitoring. As part of our disaster recovery arrangements, all customer data is replicated to both sites in near real-time. Our hosting providers conduct regular security audits of our infrastructure and we also employ outside vendors for managed network security and monitoring 24 hours per day, 7 days per week and 365 days per year. The performance of our application suite is continually monitored using a variety of automated tools, and customer data is regularly backed up and stored on-site and off-site in secure locations to minimize the risk of data loss at any facility.

Our Customers

In the year ended December 31, 2009, we had approximately 4,300 customers across 25 industries. Since inception, over 1,000,000 end users, including professionals at more than 800 of the Fortune 1,000 companies have used our solutions. In 2009, approximately 33% of our revenue was generated from sales across 61 countries outside the United States. We believe our customers have a high level of satisfaction, as evidenced by the greater than 90% renewal rate for our subscription contracts. No customer represented more than 10% of our revenue in 2008 or 2009.

A representative list of customers with contracts for our solutions in 2009 includes:

Financial Services	Consumer	Energy
Bank of America, N.A. General Electric Capital Corporation JP Morgan Chase Bank, N.A.	Anheuser-Busch InBev Stanley Black & Decker, Inc.	Enel Distribuzione S.p.A. ExxonMobil Corporation NRG Energy, Inc.

Insurance	Industrial	Legal
Connecticut General Life Insurance Company Metropolitan Life Insurance Company	Alcoa, Inc. The Dow Chemical Company	Linklaters LLP Skadden, Arps, Slate, Meagher & Flom, LLP

Pharmaceutical	Real Estate	Transportation
Bayer AG SmithKline Beecham Corporation F. Hoffman-La Roche AG	Fairmont Hotels & Resorts Inc. Riviera Holdings Corporation Tishman Speyer	General Motors LLC Ford Motor Company United Airlines Corporation

Private Equity	Government	Technology
Apollo Management, LP AXA Investment Managers Private Equity Europe	Federal Deposit Insurance Corporation	International Business Machines Corporation Unisys Corporation

Some representative customer experiences include:

Corporate Development: Global Manufacturing Company
A leading global supplier of industrial tools and hardware reviews hundreds of potential acquisitions each year. The company’s corporate development organization needed a more efficient way to manage its acquisition pipeline to explore more opportunities while reducing transaction costs. The company selected the IntraLinks Platform to create an online environment for the deal teams responsible for managing corporate development activities and due diligence processes. Using our solutions, the company’s critical documents, including board presentations, financial documents and meeting minutes, were organized and made easily accessible to the executives and deal teams working in different geographies and organizations.

Investor Reporting: Real Estate Investment Fund Manager
A real estate fund manager headquartered in Chicago needed to improve its manual capital call and investor reporting process, which was time consuming and expensive, while simultaneously protecting the confidentiality of fund performance data. The company chose our solutions to automate the investor reporting process and reduce the time to distribute monthly and quarterly investor reports. Our solutions eliminated the need to create and deliver binders of physical documents, while enhancing the confidentiality of financial reports by allowing the company to control document downloads and printing and monitor user access activity.

Project Management: Large Scale Construction Firm
A multi-billion dollar construction and engineering firm in Asia-Pacific needed a fast, easy-to-use and secure solution to manage a competitive tender process for a public infrastructure project. As the prime contractor for the project, our client collected information from prospective sub-contractors and other parties, and worked with the project financing lenders to evaluate the tender responses. Instead of using an internal document management system, the firm turned to IntraLinks because the project involved sharing of large quantities of high value, sensitive data necessary for compliance with relevant codes, licenses and regulations. Our cloud-based solutions accelerated the tender response process, reduced costs and minimized regulatory compliance risk.

Debt Capital Markets: Global Investment Bank
A leading global investment bank sought to expand its loan syndication business around the world and needed a platform to improve efficiencies and reduce the complexities of the people- and document-intensive business process. Getting to market quickly and with global scale was critical to its business strategy. The bank chose our solutions to accelerate its syndication reach, initially adopting our solutions for loan origination and then expanding to loan servicing. The bank then began offering an outsourced service for other banks, deciding to provide customers with a private-labeled version of our IntraLinks Platform. As the market transformed and demand for liquidity increased, the bank expanded its adoption of our solutions to support the secondary trading due diligence process. Our solutions and their ease of deployment transformed the loan syndication process by providing global reach and saving time and money for the bank’s loan participants by allowing them to simultaneously work on loan-related documents in real time.

Clinical Trial Management: Global Clinical Research Organization
A leading biotechnology and pharmaceutical clinical research organization wanted to create a more efficient Study Start Up (“SSU”) process for clinical trials. The administration, distribution and collection of trial information and regulatory documents delayed the initiation of each clinical trial by weeks. The company wanted an easy-to-deploy, cloud-based solution that would expedite the SSU process and streamline communications with participating physicians during trial conduct, while adhering to strict security and compliance requirements. The company chose the IntraLinks Platform to securely exchange documents with participating physicians throughout the trial process, including the distribution, collection and tracking of critical SSU information. We reduced the company’s time to initiate clinical trials significantly, thereby reducing its costs and positively impacting its overall clinical trial timelines for its clients.

Enterprise Solution: Global Bank
A leading global bank with assets over $2 trillion has been a customer of ours for 12 years and has deployed our solutions across numerous departments. The bank began using our solutions for its debt capital markets transactions to accelerate loan syndication and loan servicing. The bank then expanded its use of our solutions to standardize on our IntraLinks Platform for merger and acquisition advisory services. Most recently, the bank adopted IntraLinks Courier for its global investment bank to exchange confidential information internally and externally and to reduce the risks and costs of traditional courier services. Other departments within the bank using our services include Restructuring, Securitization, Real Estate Portfolio management, Asset Finance, Lease Finance, Commercial Lending and Servicing and Fund Reporting. By standardizing on the IntraLinks Platform, the bank has been able to save time and money and increase security and auditability thereby reducing risk and improving compliance across departments.

Sales and Marketing

We have developed a strong sales and marketing capability aimed at accelerating the adoption of our solutions by expanding the penetration of existing industries, capitalizing on new opportunities in underpenetrated or emerging industries and by continually increasing our geographic coverage.

Sales

We sell our solutions through an enterprise sales force, a referral network and a select group of channel partners.

•	Enterprise Sales Organization: As of March 31, 2010, our direct sales and sales support staff consisted of 129 full-time employees. Our sales representatives have extensive experience selling enterprise software and technology solutions into a wide variety of industries including financial services, insurance, energy and utilities, and life sciences.
•	Referral Network: A material portion of our mergers and acquisitions business is derived from investment banks and law firms who have used our solutions in the past and recommend us to their clients. In most cases, our direct customer is the enterprise selling itself or its assets. Sometimes, however, investment banks and law firms arrange directly for our services either for internal use or on a transaction basis, in which case these entities become our direct customers.
•	Channel Partners: In addition to our direct sales force, we have established relationships with channel partners that promote, sell and support our services in specific geographies. Our channel partners include, among others, systems integrators, resellers, financial printers, services partners and consultants that resell our services directly or through referral business. A partial list of our channel partners and their focused geographies include Western Press Private Limited in India, Information Services International (iSi) Dentsu, Ltd. in Japan and Planet Associados in Brazil, Argentina, Uruguay and Chile.

Marketing

Our marketing strategy is centered on generating qualified leads, building our brand and raising awareness of our solutions and platform capabilities. We have a variety of marketing programs designed to accomplish these goals, including a variety of advertising campaigns and public relations activities, which are targeted at key executives and decision makers within our markets.

We also leverage the community network effect inherent in our user experience. As more customers and individuals use our solutions for critical business processes, they become increasingly aware of the functionality of our solutions and our presence within their “community” and more familiar with our brand. A part of our marketing effort is focused on converting this mindshare among end users into new streams of revenue. Our principal marketing initiatives include:

•	using our website and blog to provide information on our company and solutions;
•	launching events to publicize our service to existing and prospective customers;
•	participating in and sponsoring user conferences, trade shows and industry events;
•	utilizing webcasts and podcasts to disseminate information on our solutions and market trends;
•	issuing press releases on a regular basis summarizing webcast and podcast content; highlighting service launches and enhancements; announcing platform agreements, partnerships and executive moves and appointments;
•	pursuing cooperative marketing efforts with channel partners;
•	advertising in newspapers, trade magazines, management journals and other business related periodicals; and
•	placing customer success stories and other relevant content in appropriate print and online media.

Customer Support and Service

Our online solutions are critical to time-sensitive transactions and communications. We therefore strive to provide excellent customer service to enable our customers to complete their business processes and objectives in a timely and cost-effective manner. Our customer service team provides live support 24 hours per day, 7 days per week and 365 days per year for all users, regardless of whether they are direct customers or invited users to an IntraLinks Exchange. Customer service and support is a cornerstone of our value proposition. This support model is essential for the exchange of critical information among organizations and individuals, and a significant differentiator from alternative applications that restrict information to within the firewall. Because many of the organizations and business processes supported by our online IntraLinks Exchanges are global and involve international communication and collaboration, we support customer inquiries in over 140 languages.

Research and Development

Under our SaaS model, we maintain and support only one version of our software. Our use of a common, multi-tenant application architecture, enables us to provide all of our customers with a solution based on a single instance of our application. In addition, we are able to simultaneously upgrade all of our customers with each new software release. This enables us to focus our research and development expenditures on developing new features and functionality, rather than implementation. Our development process follows a highly-iterative, agile model with multiple quality control cycles to ensure high-quality, while providing multiple ongoing updates to our platform every year.

As of March 31, 2010, our research and development group consisted of 104 employees based in New York, Boston and various offshore locations. Our total product development cost was approximately $25.1 million in 2007, $27.3 million in 2008, $24.3 million in 2009, and $8.3 million in the first quarter of 2010.

Competition

The market for our solutions is highly competitive, fragmented and dynamic. We compete with a multitude of service providers, including both virtual data room providers, such as Merrill Corporation, RR Donnelley & Sons Company and Bowne & Co., Inc., and enterprise software providers, such as EMC Corporation and International Business Machines Corp. (IBM). We expect to encounter increased competition, both domestically and internationally, from established software companies as well as new competitors such as Microsoft Corporation and Google, Inc.

We believe that the principal competitive factors in our market are as follows:

•	ability to collaborate inside and outside firewalls;
•	security, control, auditability and compliance;
•	software functionality and ease of use;
•	product scalability and performance;
•	reliability to ensure uninterrupted performance;
•	industry-specific expertise;
•	total cost of ownership and implementation;
•	global Internet-based access; and
•	global customer support.

We believe we compete effectively based on our capabilities across all of these factors. In particular, our solutions are specifically designed for inside and outside firewall collaboration. We provide a technology platform that offers enterprise class scalability and reliability, while enabling secure, auditable and compliant information exchange, via a SaaS delivery model that lowers total cost of ownership. Our success in selling our solutions to over 4,300 customers across 25 industries provides us with a significant number of reference accounts, enhancing our ability to market and sell to new customers. However, some of our competitors have longer operating histories and significantly greater financial resources. They may be able to devote greater resources to the development and improvement of their services than we can and, as a result, may be able to respond more quickly to our technological changes and customers’ changing needs. We cannot be certain that our competitors will not offer or develop services that are considered superior to ours or that services other than ours will attain greater market acceptance.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand.

We have registered our “IntraLinks” trademark with the U.S. Patent and Trademark Office and in several jurisdictions outside the United States. We have registered other trademarks in the U.S.

We hold six issued United States patents (patent numbers 6,898,636; 7,143,175; 6,678,698; 7,233,992; 7,168,094; and 7,587,504). These patents, which are scheduled to expire on various dates between February 4, 2020 and August 4, 2023, cover, among other things, certain processes and systems for using a computer to upload documents to a server, permission any number of recipients to view or download documents and send an automated alert and link to those recipients. Our patents contemplate broad applications of these processes, including in the context of combination of such processes with single-sign-on technology, use of the process with handheld devices, combination of the process with data encryption and customized user interfaces for private labeling, use of the processes for managing time-sensitive projects and tasks, and automatic updating of exchange contents at regular time intervals. We have an additional patent pending with the U.S. Patent and Trademark Office that relates to certain aspects of the technology we developed to allow customers to filter access to documents based on a user’s self-declared attributes. In one application of this technology, investors in syndicated loans use it to facilitate compliance by shielding certain of their personnel from access to material non-public information about corporate borrowers. We will continue to assess appropriate occasions for seeking patent and other intellectual property protections for those aspects of our technology and service that we believe constitute innovations providing significant competitive advantages.

We may pursue opportunities to license our patent rights, and we may choose to enter into cross-license agreements with third parties asserting patent rights of their own. We will assess our rights pursuant to our issued patents to restrict competitors and other third parties from using technology that performs functions similar to ours. Our patents may or may not be relevant to the technologies used by our competitors. We do not know if our patent applications or any future patent applications will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we have or may receive will be challenged or invalidated. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information we regard as proprietary. We generally enter into confidentiality agreements with our employees, consultants, vendors and customers, and limit access to and distribution of our proprietary information. However, we cannot be certain that the precautions we have taken will prevent misappropriation of our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the extent of the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the software industry have extensive patent portfolios. From time-to-time, third parties, including certain of these leading companies, may assert patent, copyright, trademark or other intellectual property claims against us, our channel partners or our customers. Successful claims of infringement by a third party could prevent us from distributing certain products or performing certain services or require us to pay substantial damages (including treble damages if we are found to have willfully infringed patents or copyrights), royalties or other fees. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, operating results or financial condition to be materially and adversely affected.

Employees

As of March 31, 2010, we employed 423 full-time employees, including 104 in research and development, 158 in sales and marketing, 71 in general and administrative and 90 in operations and support. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

Facilities

Our principal executive office occupies approximately 43,304 square feet in New York, New York under a sublease that expires in July 2011. We have in place a lease for this corporate headquarters that commences upon expiration of the sublease. The lease expires in July 2021. We believe that our facilities are adequate for our current needs though we may require additional office space outside New York as our business grows.

Legal Proceedings

We are parties to various legal matters and claims arising in the ordinary course of business. We do not expect that the final resolution of these ordinary course matters will have a material adverse impact on our financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth certain information about our executive officers, key employees and directors as of the date of this prospectus.

Name	Age	Position(s)
Executive Officers:
J. Andrew Damico	47	President, Chief Executive Officer and Director
Anthony Plesner	51	Chief Financial Officer and Chief Administrative Officer
Gary Hirsch	47	Senior Vice President, General Counsel and Secretary
Key Employees:
Gregory Kenepp	49	Chief Marketing Officer
Robert Mullen	45	Executive Vice President, Worldwide Sales & Service
Fahim Siddiqui	44	Executive Vice President, Product and Operations
Jody Tracey	42	Executive Vice President, Human Resources
Directors:
Patrick J. Wack, Jr.	43	Director, Chairman of the Board
Brian J. Conway(1)(3)	51	Director
Peter Gyenes(1)(2)(3)	64	Director
Thomas Hale(2)	41	Director
Habib Kairouz(1)(3)	43	Director
Robert C. McBride(1)(2)	66	Director
Harry D. Taylor(2)	35	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

The following paragraphs provide information as of the date of this prospectus about our executive officers, key employees and directors. The information presented includes information about each of our director’s specific experience, qualifications, attributes and skills that led our board of directors to the conclusion that he should serve as a director.

J. Andrew Damico was appointed President, Chief Executive Officer and Director in February 2008 after serving as acting President and Chief Executive Officer since August 2007. He has been with us since February 2001, holding various roles of increasing responsibility including Chief Operating Officer from December 2006 to August 2007 and, prior to that, Executive Vice President of Sales and Marketing. Mr. Damico has also served as one of our directors since February 2008. Prior to joining us, he served as Senior Vice President at Radnet, Inc., a provider of shared workspaces to financial services companies, from December 1997 to January 2001. From December 1989 to December 1997, Mr. Damico served in a variety of positions at Lotus Development Corporation, a software company. Prior to joining Lotus, he served in a variety of positions at JP Morgan, a global financial firm. Mr. Damico received a B.S. in Business Administration from the University of Delaware. Through his experience as our Chief Executive Officer as well as his long history with our company, in connection with his service on our Board of Directors, Mr. Damico provides critical insights into our challenges, opportunities and operations, reflecting his detailed knowledge of our company, employees, customers, technology and industry.

Anthony Plesner has served as our Chief Financial Officer and Chief Administrative Officer since April 2005. Prior to joining us, Mr. Plesner founded and operated snapSolutions, a consulting group which provided strategic and operational financial support services to a variety of content management and distribution organizations, from July 2004 to March 2005. From April 2003 to June 2004, Mr. Plesner served as Chief Operating Officer and Chief Financial Officer of The NewsMarket, an online broadcast video news distribution service. From December 2002 to April 2003, Mr. Plesner acted as an independent consultant.

Mr. Plesner served as President and Chief Operating Officer of 24/7 Media, Inc., a provider of digital marketing services and solutions, from October 2000 to December 2002. Mr. Plesner served as the Senior Vice President, Finance/Business Development at Medscape, Inc., a provider of health information via the Internet, from March 1999 to September 2000. Mr. Plesner also serves on the board of directors of Bluefly, Inc., a leading online retailer of designer brands and fashion trends. Mr. Plesner holds an M.B.A. from the University of Pittsburgh and a B.A. from the University of Manchester, England.

Gary Hirsch has served as our General Counsel and Secretary since joining us in August 2004 and our Senior Vice President since June 2007, and has held various roles of increasing responsibility, including Chief Compliance Officer. Prior to joining us, Mr. Hirsch managed legal and business affairs at Currenex, Inc., an institutional currency trading platform, from August 2000 to July 2004, where he served as general counsel from February 2003 until leaving to join us. From November 1996 to July 2000, he served as assistant counsel to Marsh & McLennan Companies, Inc., a global professional services firm. Mr. Hirsch began his career as an associate at the law firm Willkie Farr & Gallagher LLP. Mr. Hirsch holds a J.D. from the New York University School of Law and a B.A. from Dartmouth College.

Gregory Kenepp has served as our Chief Marketing Officer since July 2008. Prior to joining us, Mr. Kenepp served as interim Chief Executive Officer and Executive Vice President of Sales and Marketing for Violin Memory, Inc., a technology start-up company and innovator in solid-state scalable memory appliances and technology, from January 2008 to July 2008. From February 2005 to April 2007 he served as President of IPC Command Systems, where he started a new business unit providing hardware and software command and control solutions to the government and public safety sectors. From December 2001 to February 2005, he served as President and Chief Operating Officer of IPC Systems, Inc., a global provider of technology products and services for mission critical communications solutions to financial services institutions. Mr. Kenepp has a B.S. from Clarkson University and an M.S. from Stanford University.

Robert Mullen has served as our Executive Vice President, Worldwide Sales & Service since September 2009. Prior to joining us, Mr. Mullen served as global head of the Financial Solutions Group at Tata Consultancy Services Limited, a provider of world-class information technology services, business solutions and outsourcing, where he was responsible for pre-sales, sales and alliances, from June 2007 to September 2009. Mr. Mullen also served as president of Business Operations at Opera Software ASA, developer of the Opera Web browser, a high-quality, multi-platform product for a wide range of platforms, operating systems and embedded Internet products, and was responsible for worldwide business-to-business and business-to-consumer sales, marketing, alliance and delivery from November 2006 to June 2007. From June 1999 to November 2006, Mr. Mullen served as President of Worldwide Field Operations at Chordiant Software, Inc., a provider of customer service related predictive and adaptive decisioning applications, as well as a member on Chordiant’s Strategy Board. From August 1992 to June 1999, Mr. Mullen served as head of European Financial Solutions at IBM. Mr. Mullen holds a B.Sc. Honors in Information Systems Design from Kingston University in the United Kingdom.

Fahim Siddiqui has served as our Executive Vice President of Product and Operations since January 2008. Prior to joining us, Mr. Siddiqui served as Chief Executive Officer at Sereniti, a privately held technology company from February 2004 to January 2008. From January 2001 to February 2004, Mr. Siddiqui was the Managing Partner of K2 Software Group, a technology consulting partnership providing product solutions to companies in the high tech, energy and transportation industries with clients including Voyence, Inc., E-470 Public Highway Authority and Tellicent, Inc. From June 1987 to October 2000, Mr. Siddiqui held executive and senior management positions in engineering and information systems with ICG Telecom, Enron Energy Services, MCI, Time Warner Telecommunications and Sprint. In these roles, he led teams with more than 1,100 members and assisted in scaling organizations from start-ups to over $2 billion in revenue. Mr. Siddiqui holds a B.S. in Computer Science from Iowa State University and an M.S. in Computer Science from the University of Missouri, Kansas City.

Jody Tracey has served as our Executive Vice President of Human Resources since April 2006. Prior to joining us, Ms. Tracey pursued and received her M.A. in Organizational Psychology and Leadership from Columbia University. From November 1997 to February 2005, Ms. Tracey led the human resources function for two divisions of Bowne & Co., Inc., a financial printing services and secure document transmission provider. Ms. Tracey began her career with IPC Systems, Inc., a $350 million voice and data communications company, where she helped to lead the company’s growth towards a spin-off from GTE and ultimately an initial public offering, from September 1989 to October 1997. Ms. Tracey holds a B.A. from Manhattanville College and an M.A. in Organizational Psychology and Leadership from Columbia University.

Patrick J. Wack, Jr. has served as one of our directors since March 2002 and has served as the Chairman of our board of directors since September 2007. Mr. Wack has served as a Venture Partner and independent consultant to Rho Capital Partners, Inc. since December 2008. Mr. Wack served as our President and Chief Executive Officer from March 2002 to August 2007, our Executive Vice President of Business Development from September 1999 to January 2002, and our Chief Operating Officer from July 1997 to September 1999. Prior to IntraLinks, Mr. Wack was a director and Chief Operating Officer of Professional Sports Care Management, Inc., a publicly-traded provider of outpatient physical therapy services. In addition to IntraLinks, Mr. Wack presently serves on the boards of directors of several private companies. Mr. Wack holds a B.S. from Princeton University. Because of Mr. Wack’s long history with us and strong leadership and management background, we believe he is ideally suited to serve as our Chairman as we transition from a private to a public company.

Brian J. Conway has served as one of our directors since June 2007. Mr. Conway is a Managing Director, the head of the Boston office technology group, and on the executive committee of TA Associates, Inc., a prominent growth private equity firm, which he joined in August 1984. Prior to his time at TA Associates, Inc., Mr. Conway worked in mergers and acquisitions and corporate finance for Merrill Lynch, Pierce, Fenner & Smith Incorporated. Mr. Conway holds an M.B.A. from Stanford University and a B.A. from Amherst College. As a Managing Director of TA Associates, Inc., our largest stockholder that acquired a controlling interest in June 2007, Mr. Conway has a thorough understanding of our business and industry and has been instrumental in our development. Mr. Conway brings substantial investing experience in growth-oriented technology companies having invested in and served on the board of directors of numerous public and private companies.

Peter Gyenes has served as one of our directors since March 2008. Mr. Gyenes has served as the non-executive Chairman of Sophos plc, a privately held global security software company, since May 2006. Mr. Gyenes served as Chairman and Chief Executive Officer of Ascential Software Corporation (“Ascential”), a market leader in data integration software, and its predecessor companies VMark Software, Ardent Software and Informix from 1996 until it was acquired by IBM in May 2005. Mr. Gyenes also serves on the board of directors of Netezza Corporation, a provider of data warehouse appliances, Lawson Software, Inc., a provider of enterprise applications software, Pegasystems, Inc., a provider of business process management software and services, and VistaPrint Limited, a global e-commerce provider of marketing services to small business. In addition, Mr. Gyenes served on the board of directors of Applix, Inc., a business intelligence software company from 2000 to 2007, BladeLogic, Inc., a data center automation company, from 2006 to 2008 and webMethods, Inc., a enterprise integration software business, from 2005 to 2007. Mr. Gyenes is also a trustee emeritus of the Massachusetts Technology Leadership Council. Mr. Gyenes holds an M.B.A. and a B.A. from Columbia University. Mr. Gyenes brings to our board of directors over 40 years of experience in technology, sales, marketing, and general management within the computer systems and software industry in the Americas, Europe and Asia/Pacific. He currently serves and has served on the board of directors of public and private companies and has extensive experience with strategic acquisitions and divestitures, team building and corporate governance.

Thomas Hale has served as one of our directors since April 2008. Mr. Hale has served as the Chief Product Officer of Homeaway.com, Inc, a private software firm, since July 2010. Mr. Hale has served as the Chief Product Officer of Linden Lab, a private software firm, from October 2008 to June 2010. Mr. Hale served as an Entrepreneur in Residence at Redpoint Ventures, a venture capital firm, from December 2007 to October 2008. Mr. Hale was Senior Vice President/General Manager of the Knowledge Worker business unit, of Adobe, Inc. (“Adobe”), a software firm, where he was in charge of strategy and execution for core Adobe franchises like Adobe Acrobat and Acrobat Connect Professional, a flash-based web conferencing solution, from October 2005 to October 2007. From April 1995 to October 2005, Mr. Hale was Senior Vice President/General Manager of the communications, publishing and training division at Macromedia, Inc. (“Macromedia”), which was later acquired by Adobe, where he led the company into the web collaboration market with its first Software as a Service offering. Mr. Hale holds a B.A. from Harvard University. Mr. Hale has extensive experience in enterprise collaboration, content and document management, and software as a service, encompassing operating disciplines ranging from product development, strategy, sales and marketing, and operations. In addition, at Macromedia, Mr. Hale served as an executive officer where he participated in the operations, governance, and administration of a public company of a similar scale to us. In addition, during his tenure at Redpoint Ventures, Mr. Hale engaged with many companies that comprise the technology and competitive landscape relevant to us.

Habib Kairouz has served as one of our directors since 2001. Mr. Kairouz is a Managing Partner of Rho Capital Partners, Inc., an investment and venture capital management company, which he joined in 1993. Prior to joining Rho, Mr. Kairouz worked for five years in investment banking and leveraged buyouts with Reich & Co. and Jesup & Lamont. Mr. Kairouz also serves on the board of directors of Bluefly, Inc., which is presently listed on NASDAQ, Everyday Health, Inc. and ReachLocal, Inc., both of which have filed for initial registration with the Securities and Exchange Commission but are not currently listed on a stock exchange, as well as other private companies. In addition, Mr. Kairouz served on the board of directors of iVillage Inc., a NASDAQ-listed company, from 1998 until it was acquired in 2006 by NBC Universal. Mr. Kairouz holds an M.B.A. from Columbia University and a B.S. from Cornell University. Mr. Kairouz has substantial experience in the development of technology companies, having served on the board of directors on various public and private companies. As a Managing Partner of Rho Capital Partners, Inc., one of our largest stockholders since 2001, Mr. Kairouz has been crucial to our success during his long tenure on our board.

Robert C. McBride has served as one of our directors since June 2008. Mr. McBride served as the Chief Financial Officer of Iona Technologies, a public software and services company, from February 2006 until his retirement in February 2008. From June 2001 to September 2005, Mr. McBride was the Vice President and Chief Financial Officer of Ascential, a public company and leading provider of enterprise data integration software, which was acquired by IBM in May 2005. Prior to that, Mr. McBride held a 17-year tenure at Data General Corporation (now part of EMC Corporation) during which he held various roles of increasing responsibility, including Vice President, Chief Administrative Officer, Corporate Controller and Corporate Treasurer, among other senior financial management positions. He currently serves on the board of directors of Arbor Networks, a private U.S.-based network security products, services and solutions company. Mr. McBride holds an M.B.A. from Washington University and a B.A. from Ohio Wesleyan University. Because of Mr. McBride’s over 35 year record of serving on the board of directors of several companies and his prior public company experience as Chief Financial Officer of Ascential, Iona Technologies and various other financial management positions with large software and technology companies, we believe Mr. McBride is able to provide valuable input into our strategic and financial affairs, as well as other matters as we begin operating as a publicly-traded company after completion of this offering.

Harry D. Taylor has served as one of our directors since June 2007. Mr. Taylor is a Principal at TA Associates, Inc., which he joined in July 2005, and focuses on recapitalizations, management-led buyouts, and growth capital investments in technology companies. Prior to TA Associates, Inc., Mr. Taylor served as a senior associate at Stone Point Capital, where he focused on investments in the financial services and technology sectors. Mr. Taylor currently serves on the boards of several private companies and holds an M.B.A. from Harvard Business School and a B.A. from Hamilton College. As a Principal of TA Associates, Inc., our largest stockholder that acquired a controlling interest in June 2007, Mr. Taylor has a thorough understanding of our business and industry and has been instrumental in our growth since June 2007.

Composition of our Board of Directors

Our board of directors currently consists of eight members, all of whom were elected pursuant to the board composition provisions of our stockholders agreement, which is described under “Certain Relationships and Related Party Transactions — Financing for the Merger and Private Placements of Securities —  Stockholders Agreement” in this prospectus. These board composition provisions will terminate immediately prior to the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, and professional and personal experiences and expertise relevant to our growth strategy.

Director Independence.   Our board of directors has determined that all members of the board of directors, except Messrs. Damico and Wack, are independent, as determined in accordance with the rules of the New York Stock Exchange and the Securities and Exchange Commission. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the New York Stock Exchange and the rules and regulations of the Securities and Exchange Commission. There are no family relationships among any of our directors or executive officers.

Staggered Board.  Immediately prior to the closing of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2011 for Class I directors, 2012 for Class II directors and 2013 for Class III directors.

•	Our Class I directors will be Thomas Hale and Harry D. Taylor;
•	Our Class II directors will be Habib Kairouz, Robert C. McBride and Patrick J. Wack, Jr.; and
•	Our Class III directors will be Brian J. Conway, J. Andrew Damico and Peter Gyenes.

Our amended and restated certificate of incorporation and amended and restated by-laws, which will be effective upon the completion of this offering, provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of chairman of the board and chief executive officer are presently separated and have historically been separated at IntraLinks. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated by-laws, which will be effective upon the completion of this offering, and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our operations, strategic direction and intellectual property as more full discussed under “Risk Factors” in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The board of director’s role in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on IntraLinks, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables to the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. Upon the closing of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange and the Securities and Exchange Commission rules and regulations.

Audit Committee.   Messrs. Gyenes, Hale, McBride and Taylor currently serve on the audit committee, which is chaired by Mr. McBride. Our board of directors has determined that each member of the audit committee, except Mr. Taylor, is “independent” for audit committee purposes as that term is defined in the rules of the Securities and Exchange Commission and the applicable New York Stock Exchange rules. In compliance with the transitional rules of the Securities and Exchange Commission and the New York Stock Exchange, the entire audit committee will be “independent” within one year of the effectiveness of this registration statement. Our board of directors has designated Mr. McBride as an “audit committee financial expert,” as defined under the applicable rules of the Securities and Exchange Commission. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
•	approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
•	reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;
•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
•	reviewing the adequacy of our internal control over financial reporting;
•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;
•	recommending based upon the audit committee’s review and discussions with management and the independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;
•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
•	preparing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement;
•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
•	reviewing quarterly earnings releases and scripts.

Compensation Committee.   Messrs. Conway, Gyenes, Kairouz and McBride currently serve on the compensation committee, which is chaired by Mr. Gyenes. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable New York Stock Exchange rules. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;
•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;
•	reviewing and approving the compensation of our other executive officers;
•	reviewing and establishing our overall management compensation, philosophy and policy;
•	overseeing and administering our compensation and similar plans;
•	reviewing and approving our policies and procedures for the grant of equity-based awards;
•	reviewing and making recommendations to the board of directors with respect to director compensation;
•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K; and
•	reviewing and discussing with the board of directors corporate succession plans for the chief executive officer and other key officers.

Nominating and Corporate Governance Committee.   Messrs. Conway, Gyenes and Kairouz currently serve on the nominating and corporate governance committee, which is chaired by Mr. Gyenes. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable New York Stock Exchange rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;
•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;
•	identifying individuals qualified to become members of the board of directors;
•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;
•	developing and recommending to the board of directors a set of corporate governance guidelines; and
•	overseeing the evaluation of the board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website at www.intralinks.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses our executive compensation policies and arrangements as they relate to our named executive officers who are listed in the compensation tables set forth below. The following discussion should be read together with the compensation tables and related disclosures set forth below.

Overview

We are a leading global provider of Software-as-a-Service (“SaaS”) solutions for securely managing content, exchanging critical business information and collaborating within and among organizations. With that in mind, we designed, and intend to modify as necessary, our compensation and benefits program and philosophy to attract, retain and incentivize talented, qualified and committed executive officers that share our philosophy and desire to work toward our goals. To support these compensation objectives, we strive to provide a competitive total compensation package to our executive officers that we believe:

•	is informed by the external environment allowing for competitiveness of the total package;
•	aligns the interests of our executive officers with those of our stockholders, and supports the strategic direction of our business;
•	encourages behavior consistent with our values and reinforces ethical business practices;
•	reflects the level of accountability and future potential of each executive and the achievement of outstanding individual results;
•	reflects internal pay equity ensuring team behavior consistent with the requirement for cross-organizational superior results;
•	links executive compensation to the achievement of near-term corporate targets as well as long-term business objectives and strategies; and
•	increases the proportion of compensation that is “at risk” as an executive’s level of responsibility increases, but without encouraging excessive or unnecessary risks.

We use a combination of base salary, annual cash incentive compensation programs and a long-term equity incentive compensation program to create a competitive compensation package for our executive management team. We generally apply the same compensation philosophy for our named executive officers to all levels of managerial employees.

Role of Compensation Committee and Executive Officers

Our executive compensation program is administered by the compensation committee of our board of directors. Our compensation committee operates under a written charter adopted by the board of directors, which establishes that the committee has overall responsibility for overseeing our executive compensation policies, plans and programs, reviewing our achievements as a company and the achievements of our individual officers and determining the type and level of compensation of our chief executive officer, our other executive officers and our directors. In reviewing and approving these matters, our compensation committee considers such matters as it deems appropriate, including our financial and operating performance, the alignment of the interests of our executive officers and our stockholders and our ability to attract and retain qualified and committed individuals.

For executive officers other than our Chief Executive Officer, J. Andrew Damico, the compensation committee typically seeks and considers input from our Chief Executive Officer regarding such executive officers’ responsibilities, performance and compensation. Specifically, our Chief Executive Officer makes recommendations regarding base salary increases, incentive compensation and the grant of stock options and other equity awards to our named executive officers. These recommendations reflect compensation levels that our Chief Executive Officer believes are qualitatively commensurate with an executive officer’s individual qualifications, experience, responsibility level, functional role, knowledge, skills, and individual performance, as well as our company’s performance and the market for the position. Mr. Damico also generally participates in our compensation committee’s deliberations about executive compensation matters. However, Mr. Damico does not participate in the deliberation or determination of his own compensation. Our compensation committee considers our Chief Executive Officer’s recommendations with respect to the other officers, but is not required to follow any of his recommendations and may adjust up or down as it determines in its discretion, and approves the specific compensation for all the executive officers.

Role of Compensation Consultant

The compensation committee has the authority to engage the services of outside consultants and advisors to assist it making decisions regarding the establishment of our compensation programs and philosophy. The compensation committee has retained Pearl Meyer & Partners LLC as its independent compensation consultant to advise the compensation committee in matters related to executive officer and director compensation. Pearl Meyer & Partners LLC does not provide any services to us other than the executive compensation services provided to the compensation committee.

To assist our compensation committee to set appropriate compensation terms for our executives, Pearl Meyer & Partners LLC has conducted analyses of base salary, bonus and equity compensation as well as the severance terms provided to our executive officers. In connection with its analysis of compensation of our executive officers for 2009, Pearl Meyer & Partners LLC analyzed compensation data relating to the following 23 publicly-traded U.S.-based technology companies:

3PAR, Inc.	Advent Software, Inc.	ArcSight, Inc.
athenahealth, Inc.	Commvault Systems, Inc.	Concur Technologies, Inc.
Dealertrack Holdings, Inc.	Interwoven Inc.	Kenexa Corporation
Limelight Networks, Inc.	Netezza Corporation	NetSuite, Inc.
Omniture, Inc.	Phase Forward Inc	Rightnow Technologies, Inc.
RiskMetrics Group, Inc.	S1 Corporation	Successfactors, Inc.
Switch & Data Facilities Company, Inc.	Taleo Corporation	TechTarget, Inc.
Vasco Data Sec Intl, Inc.		Virtusa Corporation

Certain of these companies were determined to be appropriate peer companies based on the size of their businesses. Certain of these companies were selected for executive compensation analysis purposes because they had recently completed initial public offerings. They are also representative of the types of companies with which we compete for executive talent. We may replace some or all of these companies with others from time to time as changes in market positions and company size, including our own, may suggest more representative peer group companies.

Elements of Compensation

The elements of our executive compensation program include the following:

•	base salary;
•	annual performance-based incentive cash compensation;
•	stock incentive programs, such as stock options and restricted stock; and
•	severance and change in control arrangements.

In addition, we provide our executives with benefits that are generally available to our U.S.-based salaried employees, including medical, dental, vision, group life and accidental death and dismemberment insurance and our 401(k) plan. We also offer a company match to all of our employees under our 401(k) plan, including our executive officers.

Our compensation committee has not established any formal policies or guidelines for allocating compensation between current and long-term equity compensation, or between cash and non-cash compensation. In determining the amount and mix of compensation elements and whether each element provides the correct incentives and rewards for performance consistent with our short-term and long-term goals and objectives, our compensation committee relies on its judgment rather than adopting a formulaic approach to compensatory decisions. However, we generally strive to manage base compensation at or near the market median for our peer group with strong rewards for performance through our incentive plans.

Base Salary

We provide base salary to our named executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. Base salary also provides guaranteed cash compensation to secure the services of our executive talent. The base salaries of our named executive officers are primarily established based on the scope of their responsibilities, experience, performance and contributions, taking into account the Pearl Meyer & Partners LLC comparable company data and based upon our compensation committee’s understanding of compensation paid to similarly situated executives, and adjusted as necessary to recruit or retain specific individuals. We may also increase the base salary of an executive officer at other times if a change in the scope of the executive’s responsibilities, such as promotion, justifies such consideration. Executive officer base salaries are generally set at levels that are proportionately higher than other managers in our company to recognize their greater role in our success and additional roles and managerial responsibilities. We typically review the base salaries of our named executive officers annually.

We believe that a competitive base salary relative to the companies with which we compete for executives is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance. Accordingly, our compensation committee generally strives to provide base salaries for each of our executive officers at or near the median base salary amount of similarly situated executives in our peer group.

Based on the above criteria, following its annual evaluation of salaries in 2009 for our named executive officers, our compensation committee determined not to adjust the base salaries of Messrs. Damico and Plesner, which are $325,000 and $260,800, respectively. With respect to Mr. Damico’s base salary, our compensation committee also considered the increase in Mr. Damico’s 2008 base salary as a result of his formal promotion to Chief Executive Officer in February 2008, after serving as acting Chief Executive Officer for the previous six months, and the length of time that Mr. Damico has served in that position. The compensation committee awarded a discretionary base salary increase of 10% to Mr. Hirsch, from $200,000 to $220,000, to bring his base salary closer to the median amount as compared to executives with similar titles and job responsibilities among our peer companies.

Annual Incentive Compensation

We believe that some portion of annual cash compensation for our named executive officers should be contingent upon successful company and individual performance. Therefore, our named executive officers are eligible to receive annual cash incentive compensation, referred to as a performance bonus, which is generally tied to overall company performance, individual performance, or both. In February 2009, our compensation committee established a cash incentive compensation program consistent with the foregoing principles.

Under the 2009 Annual Incentive Plan, each executive officer had an annual performance bonus target based upon a percentage of base salary. The compensation committee set the target performance bonus percentage for each executive officer based on his or her position, the compensation committee’s knowledge of the market compensation rates for such position, and internal pay equity. Each level is differentiated as follows:

Position	2009 Targeted Bonus % of Base Salary
President and Chief Executive Officer	70%
Chief Financial Officer	50%
Senior Vice President and General Counsel	40%

The compensation committee set these performance target bonus percentages to provide that a substantial portion of each executive’s cash compensation would be linked directly to business performance.

Performance bonus awards under the program established for 2009 would be determined based on achievement of measurable performance goals established at the beginning of the year. These goals included both company financial performance and individual performance components, as follows:

•	70% of the target performance bonus amount would be dependent on achievement of company financial performance targets; and
•	30% of the target performance bonus amount would be dependent on achievement of individual management objectives that measure performance against strategic goals, as well as leadership skills.

Each component of our 2009 Annual Incentive Plan had three levels of achievement: Level 1 (75% of target payout), Level 2 (100% of target payout) and Level 3 (125% of target payout). For 2009, the maximum annual performance bonuses that could be paid were 150% of the target performance bonus percentage to Messrs. Damico and Plesner and 125% of the target performance bonus percentage to Mr. Hirsch. Moreover, Level 1 financial goals must have been achieved for any performance bonuses to be paid under the program.

Our corporate financial goals for 2009 were based on internal financial target levels relating to total revenue, revenue generated from sales in our enterprise principal market and free cash flow. Our Level 1, Level 2 and Level 3 total revenue targets were $141.4 million, $148.0 million and $155.5 million, respectively. Our Level 1, Level 2 and Level 3 targets for revenue generated from sales in our enterprise principal market were $29.756 million, $33.062 million and $36.368 million, respectively. Our Level 1, Level 2 and Level 3 free cash flow targets were $32.98 million $36.64 million and $40.308 million, respectively. These metrics were chosen because they support our objective of achieving growth and would align the interests of our executives with the interests of our shareholders. We believe that revenue is an appropriate measure for annual performance bonuses because it provides the executives with an incentive to achieve favorable current results, while also producing long-term growth for our company. Similarly, revenue from our enterprise market represents our company-wide strategic focus to increase revenue in this market. Free cash flow represents net cash provided by operating activities minus capital expenditures and excluding cash charges from investing or financing activities. These metrics require focus on marketing and sales execution, new markets, working capital management, a cost effective capital structure and cost containment.

Our compensation committee established these financial goals after considering our historical financial performance and internal strategic objectives. The compensation committee established the specific financial performance targets in February 2009 in the midst of an uncertain economic climate. The compensation committee felt that the Level 1 targets for total revenue, revenue generated from sales in our enterprise principal market and free cash flow should be achievable, but would require significant efforts on the part of management even after giving effect to favorable changes in economic conditions.

Management objectives and leadership goals are designed to focus executive officers on individual and team behaviors that support our overall performance and success. Management objectives are based on pre-determined individual or group goals prepared by the compensation committee, tailored to gauge the performance of each executive in his respective role. Management objectives established for our Chief Executive Officer, Mr. Damico, were related to sales initiatives, new product development and releases, and enterprise revenue growth. Management objectives for our Chief Financial Officer, Mr. Plesner, were related to improvement of billing and collection processes and results, improvement of internal budgeting and financial reporting processes, and enhancement of internal financial controls. Management objectives for our General Counsel, Mr. Hirsch, were related to enhancement of risk management policies and processes, improvement of security audit response processes, and enhancement of internal legal service delivery including responsiveness and quality of contracts management. The leadership component of the annual bonus is based on results of a company-wide survey conducted among all employees to gauge employee satisfaction across the company and within each executive’s most important departments.

Our compensation committee also has the authority to award discretionary cash bonuses to our executive officers and non-executive employees.

For the year ended December 31, 2009, we did not meet our Level 1 internal financial goals established at the beginning of the year that related to revenue and free cash flow. Accordingly, no performance bonuses were earned under the terms of the 2009 Annual Incentive Plan. However, our compensation committee took into account the following factors in approving discretionary bonuses for each of our named executive officers. First, we achieved favorable overall revenue results in a difficult economic environment. Second, we achieved Level 3 attainment in sales to enterprise market customers. Third, we elected during 2009, in consultation with our board of directors, to incur various expenses to enhance our internal controls and operating systems and restructure our workforce, which did not materially affect overall financial results but adversely affected our achievement of our internal free cash flow target. In light of these factors and the full attainment of the management objectives and leadership component of the 2009 performance bonus plan by our named executive officers, the compensation committee awarded discretionary awards to each of Messrs. Damico, Plesner and Hirsch in the amounts of $227,000, $130,500 and $88,000, respectively.

For 2010 and future fiscal years, we adopted a new incentive compensation plan, as described under “—New Incentive Compensation Plan” below.

Stock Awards

Equity based compensation is an integral part of our overall compensation program. Providing named executive officers with the opportunity to create significant wealth through stock ownership is viewed as a powerful tool to attract and retain highly qualified executives, to achieve strong long-term stock price performance and to help align our executives’ interests with our stockholders’ interests. In addition, the vesting feature of our equity grants contributes to executive retention because this feature provides an incentive to our named executive officers to remain in our employ during the vesting period. These stock-based incentives, which in recent years have consisted solely of stock option and restricted stock awards, are based on the compensation committee’s analysis of relevant compensation information, with the intention of keeping the executives’ overall compensation, including the equity component of that compensation, at a competitive level in line with the executive’s position and reflective of the executive’s contribution to our performance. To date, we have not had an established set of criteria for granting equity awards; instead the compensation committee exercised its judgment and discretion, in consultation with our Chief Executive Officer, and considered, among other things, the role and responsibility of the named executive officer, the market analyses provided by Pearl Meyer & Partners LLC, his or her past performance, anticipated future contributions, amount of unvested options held by the named executive officer, the amount of stock-based equity compensation already held by the named executive officer and the cash-based compensation received by the named executive officer in approving equity awards. The compensation committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under its equity compensation plans, the number and value at various stock prices of options and shares held by the executive officer for whom an award is being considered and the other elements of the officer’s compensation, as well as our compensation objectives and policies described above. As with the determination of base salaries and annual performance-based compensation, the compensation committee exercises subjective judgment and discretion after taking into account the above criteria.

Based, in part, upon the equity grants previously made to our executive officers and the report of Pearl Meyer & Partners LLC regarding equity compensation data of our peer group of companies, our compensation committee did not make any equity incentive awards to any of our named executive officers in 2009.

In 2010, we adopted an equity award grant policy, effective as of the date of this prospectus, which formalizes how we grant equity awards to our officers and employees in the future. Under our equity award grant policy, all grants must be approved by the compensation committee. All equity awards will be made at fair market value based on the closing market price of our common stock on the effective date of grant. While our current equity incentive plans may permit the granting of equity awards at any time, our equity award grant policy provides that we will generally only grant incentive awards on a regularly scheduled basis, as follows:

•	grants made in connection with the hiring of a new employee or promotion of an existing employee will be made on a quarterly basis on the third trading day after we first publicly release our financial results for the prior quarter or year; and
•	grants made to existing employees, other than in connection with a promotion will generally be made, if at all, on an annual basis.

The material terms of our 2010 Equity Incentive Plan, our 2010 Employee Stock Purchase Plan, and our 2007 Stock Option and Grant Plan are described under “— Benefit Plans” below.

Severance and Change in Control Arrangements

Our goal in providing severance and change in control benefits is to offer sufficient cash continuity protection such that our executives will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the named executive officers under certain circumstances, rather than negotiating severance at the time that a named executive officer’s employment terminates. We have also determined that accelerated vesting provisions in connection with a termination following a change in control are appropriate because they will encourage our restricted stock and option holders, including our named executive officers, to stay focused in such circumstances, rather than the potential implications for them. In addition, named executive officers are provided with severance packages in consideration for delivering to us a non-competition agreement. We believe the severance package enhances the enforceability of the non-competition agreement. The compensation committee believes that such agreements serve to reduce the likelihood that competitors will seek to hire our named executive officers who have significant knowledge about our operations and short- and long-term strategies.

For our Chief Executive Officer, Mr. Damico, we have set potential severance payments for termination without cause at six months’ continued payment of base salary plus health benefits. For our Chief Financial Officer, Mr. Plesner, we have set potential severance payments for termination without cause at six months’ continued payment of base salary and health benefits plus a prorated target bonus. These benefits are tied to Mr. Damico’s and Mr. Plesner’s covenant not to compete with us for 24 months and 12 months, respectively, following termination of his employment. These severance arrangements provide incentive for our executives to comply with their post-employment covenants and grant us the ability to suspend payment if an executive has breached these covenants. Pearl Meyers & Partners LLC reviewed the change in control and severance benefits we have in place for Messrs. Damico and Plesner. Pearl Meyers & Partners reported that amounts and other terms of these severance arrangements were within market norms. Mr. Hirsch does not have an individual severance arrangement.

Pearl Meyers & Partners LLC also recommended that we consider implementing consistent change in control benefits across our senior management team, and reported that the payment of one year’s cash compensation with corresponding health and welfare benefits upon termination of employment following a change in control (i.e., a “double-trigger” provision) would be within market norms. Our compensation committee considered the recommendation of Pearl Meyers & Partners LLC and determined that the existing severance and recommended change in control benefits would provide security to our executive officers whose leadership and experience would be crucial to maximize stockholder value. Accordingly, in December 2009, we adopted a “double-trigger” change in control policy for our senior management team, which includes all of our named executive officers. Under this policy, upon a termination by us without cause or by the executive for good reason within 12 months following a change in control of the company, each of our named executive officers and other senior executives are entitled to a lump sum payment equal to one year’s base salary plus the target bonus for the year of termination and continued health benefits for 12 months (or the date upon which such executive is employed by another employer, if sooner). Any executive who would otherwise be entitled to severance benefits under his employment agreement in connection with a change in control of our company will receive the greater of such benefits or the benefits provided under this severance policy. A description of the material terms of the employment agreement of each named executive officer is set forth under “— Employment Agreements and Change in Control Arrangements” below.

In addition, pursuant to the terms of stock option and restricted stock award agreements, vesting of equity awards granted to our named executive officers may accelerate if not assumed in connection with a change in control of our company or, if assumed, upon loss of position or termination of our named executive officers’ employment without cause following a change in control. See “— Employment Agreements and Change in Control Arrangements” and “— Potential Payments Upon Termination or Change in Control” below.

Other Benefits

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. We also provide a matching contribution under our 401(k) plan to employees generally, including our named executive officers. We generally do not provide any perquisites to our named executive officers and they do not participate in any retirement or pension plan other than our standard 401(k) plan because participation in the long-term appreciation in the value of our stock is expected to provide significant retirement value if we perform.

New Incentive Compensation Plan

We have adopted a new Senior Executive Incentive Bonus Plan for use in 2010 and future fiscal years. On an annual basis, each eligible executive will be awarded an annual target performance bonus award that is tied to attainment of corporate performance targets. The compensation committee also has the authority to make discretionary awards.

Each year, within the first 90 days of the year, our compensation committee will select the applicable corporate performance metrics for the fiscal year including from the following: cash flow (including, but not limited to, operating cash flow and free cash flow), revenue (including, but not limited to, total company revenue and revenue in specific industries or use cases), bookings, EBITDA (earnings before interest, taxes, depreciation and amortization) net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, acquisitions or strategic transactions, operating income (loss), return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock, or any of these metrics in comparison to a peer group. There will be four levels of achievement for the financial performance metrics: Level 1 (75% of target earned), Level 2 (100% of target earned), Level 3 (125% of target earned) and Level 4 (150% of target earned). In limited circumstances, the compensation committee may award a target bonus award without the 150% cap. Each performance metric will have its own weighting.

Each eligible executive must be employed on the bonus payment date to be entitled to receive the bonus.

Tax and Accounting Considerations

We have not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code. Section 280G (the “Code”) and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives “deferred compensation” that does not meet the requirements of Section 409A.

For our financial statements, cash compensation, such as salary and bonus, is expensed and for our income tax returns, cash compensation is generally deductible except as set forth below. For equity-based compensation, we expense, the fair value of such grants over the vesting period.

Section 162(m) of the Code imposes a $1 million cap on federal income tax deduction for compensation paid to our Chief Executive Officer and to certain other highly compensated officer during any fiscal year unless the compensation is “performance-based” under Section 162(m). Under a special Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this public offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the accounting and tax treatment of compensation pursuant to Section 162(m) and other applicable rules is a factor in determining the amounts of compensation for named executive officers.

Summary Compensation Table

The following table shows the compensation paid or to be paid by us, and certain other compensation paid or accrued, during the fiscal year ended December 31, 2009 to our named executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
J. Andrew Damico President and Chief Executive Officer	2009	325,000	227,000	0	11,921	563,921
Anthony Plesner Chief Financial Officer and Chief Administrative Officer	2009	260,800	130,500	0	20,710	412,010
Gary Hirsch Senior Vice President and General Counsel	2009	220,000	88,000	0	7,698	315,698

(1)	Represents annual cash incentive compensation under our 2009 Annual Incentive Plan. See “—Annual Performance-Based Compensation” for additional details.
(2)	Represents amounts received in 2009 upon the release of an escrow associated with the acquisition of IntraLinks, Inc. by IntraLinks Holdings, Inc. in June 2007. Also includes $5,500, $5,500 and $4,000, respectively, for Messrs. Damico, Plesner and Hirsch as a 401(k) plan matching contribution.

Grants of Plan-Based Awards

The following table presents information on plan-based awards for the fiscal year ended December 31, 2009 to our named executive officers:

GRANTS OF PLAN BASED AWARDS

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Award ($ per Share)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Threshold ($)	Target ($)	Maximum ($)
J. Andrew Damico	170,625	227,500	341,250	—	—	—	—
Anthony Plesner	97,800	130,400	195,600	—	—	—	—
Gary Hirsch	66,000	88,000	110,000	—	—	—	—

(1)	The amounts shown in the threshold, target and maximum columns reflect the minimum, target and maximum amounts potentially payable under our 2009 Annual Incentive Plan as implemented, respectively, assuming the minimum performance goals and other conditions were achieved. At least the Level 1 threshold of the financial performance goals must be achieved for any annual performance bonuses to be paid under our 2009 performance-based incentive program. Accordingly, because the Level 1 threshold for some of our financial performance goals were not met in 2009, no incentive plan awards were paid in 2009.

Outstanding Equity Awards

The following table sets forth certain information concerning the number of outstanding equity awards held by our named executive officers that are exercisable and unexercisable or vested and not vested at December 31, 2009:

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR END

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares or Units of Stock that have not Vested ($)(8)
J. Andrew Damico	171,429	(1)	128,571	(1)	1.59	2/26/2018	—		—
	—		—		—	—	171,429	(3)	2,571,435
	—		—		—	—	42,857	(4)	642,855
	—		—		—	—	8,068	(5)	121,020
Anthony Plesner	—		—		—	—	70,286	(6)	1,054,290
Gary Hirsch	11,429	(2)	8,571	(2)	1.59	12/4/2017	—		—
	—		—		—	—	8,571	(7)	128,565

(1)	Represents a stock option award granted on February 26, 2008 for 300,000 shares of common stock under our 2007 Stock Option and Grant Plan. This award vested as to 25% of the shares on June 30, 2008 and the remainder of the shares vest at a rate of 1.78% each month thereafter such that the award becomes fully vested on December 31, 2011.
(2)	Represents a stock option award granted on December 4, 2007 for 20,000 shares of common stock under our 2007 Stock Option and Grant Plan. This award vested as to 25% of the shares on June 30, 2008 and the remainder of the shares vest at a rate of 1.78% each month thereafter such that the award becomes fully vested on December 31, 2011. Mr. Hirsch partially exercised this option with respect to 11,429 shares on February 3, 2010.
(3)	Represents the unvested portion of a restricted stock award granted on December 4, 2007 for 400,000 shares of common stock under our 2007 Stock Option and Grant Plan. This award vested as to 25% of the shares on June 30, 2008 and the remainder of the shares vest at a rate of 1.78% each month thereafter such that the award becomes fully vested on December 31, 2011.
(4)	Represents the unvested portion of a restricted stock award granted on February 26, 2008 for 100,000 shares of common stock under our 2007 Stock Option and Grant Plan. This award vested as to 25% of the shares on June 30, 2008 and the remainder of the shares vest at a rate of 1.78% each month thereafter such that the award becomes fully vested on December 31, 2011.
(5)	Represents the unvested portion of a restricted stock award granted on June 15, 2007 for 240,320 shares of Series A-1 Preferred Stock under our 2007 Restricted Preferred Stock Plan. This award generally vested quarterly from the date of grant, with the last tranche vesting on June 30, 2010.
(6)	Represents the unvested portion of a restricted stock award granted on December 4, 2007 for 164,000 shares of common stock under our 2007 Stock Option and Grant Plan. This award vested as to 25% of the shares on June 30, 2008 and the remainder of the shares vest at a rate of 1.78% each month thereafter such that the award becomes fully vested on December 31, 2011.
(7)	Represents the unvested portion of a restricted stock award granted on December 4, 2007 for 20,000 shares of common stock under our 2007 Stock Option and Grant Plan. This award vested as to 25% of the shares on June 30, 2008 and the remainder of the shares vest at a rate of 1.78% each month thereafter such that the award becomes fully vested on December 31, 2011.
(8)	There was no public market for our common stock at December 31, 2009. Accordingly, the value of accelerated equity awards has been estimated based on an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus.

Option Exercises and Stock Vested for Fiscal Year Ended December 31, 2009

The following table sets forth for each named executive, certain information with respect to the exercise of stock options and the vesting of restricted stock awards during the fiscal year ended December 31, 2009:

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
Name	Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(1)
J. Andrew Damico	—	—	133,916	(2)	2,008,740
Anthony Plesner	—	—	35,143	(3)	527,145
Gary Hirsch	—	—	8,470	(4)	127,050

(1)	There was no public market for our common stock on any of the applicable vesting dates. Accordingly, the value of accelerated equity awards has been estimated based on an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus.
(2)	Includes 85,714 shares and 21,429 shares, respectively, of restricted stock vested in 2009 pursuant to restricted stock awards made on December 4, 2007 and February 26, 2008 as described more fully in the Outstanding Equity Awards at Fiscal Year-End table above. Also includes 26,773 shares pursuant to a restricted stock award for 240,320 shares of Series A-1 Preferred Stock at a per share purchase price of $4.92414 per share under our 2007 Restricted Preferred Stock Plan. These shares convert into an equivalent number of shares of our common stock upon completion of this offering. The aggregate purchase price of $1,183,370.09 for this restricted stock award was paid on June 15, 2007, the date of grant. This award generally vested quarterly from the date of grant, with the last tranche vesting on June 30, 2010.
(3)	Comprises 35,143 shares of restricted stock vested in 2009 pursuant to a restricted stock award made on December 4, 2007 as described more fully in the Outstanding Equity Awards at Fiscal Year-End table above.
(4)	Includes 4,286 shares of restricted stock vested in 2009 pursuant to a restricted stock award made on December 4, 2007 as described more fully in the Outstanding Equity Awards at Fiscal Year-End table above. Also includes 4,184 shares pursuant to a restricted stock award granted on June 15, 2007 for 93,186 shares of Series A-1 Preferred Stock at a per share purchase price of $4.92414 per share under our 2007 Restricted Preferred Stock Plan. These shares convert into an equivalent number of shares of our common stock upon completion of this offering. The aggregate purchase price of $458,861.21 for this restricted stock award was paid on June 15, 2007, the date of grant. This award generally vested quarterly from the date of grant, with the last tranche vesting on March 31, 2009.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-qualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Agreements and Change in Control Arrangements

On February 26, 2008, we entered into an employment agreement with Mr. Damico, our President and Chief Executive Officer, which provides for his at-will employment. The employment agreement, which sets forth the terms and conditions of Mr. Damico’s employment, has a term of twelve months and automatically renews for successive twelve month terms unless otherwise terminated by us or Mr. Damico. Mr. Damico’s base salary was set at $325,000 per year, subject to annual review and increases in the discretion of our board of directors. The agreement also provides that Mr. Damico may also receive an annual bonus payment originally targeted at up to 50% of his annual gross salary, as determined by the board in its sole discretion, based on achievement of performance milestones. Furthermore, he is eligible to participate in our employee benefits program. At any time, in the event Mr. Damico is terminated by us without cause as defined in the employment agreement, Mr. Damico will be entitled to receive continued payment of his annual base salary for six months and continuation of his health benefits for six months (or that date he becomes entitled to coverage by another employer if sooner). Mr. Damico’s severance is subject to his covenant not to compete with us for a period of two years following the termination of his employment.

On March 18, 2005, we entered into an employment agreement with Mr. Plesner, our Chief Financial Officer and Chief Administrative Officer, which sets forth the terms and conditions of Mr. Plesner’s employment. The employment agreement has no specified term and constitutes at-will employment. Mr. Plesner’s base salary was originally set at $240,000 per year, subject to annual review and increases in the discretion of our board of directors. The agreement also sets forth a potential annual bonus as a percentage of salary for Mr. Plesner, as determined by the board in its sole discretion, based on achievement of performance milestones. Furthermore, he is eligible to participate in our employee benefits program. At any time during the term of the agreement, in the event Mr. Plesner is terminated by us without cause as defined in the employment agreement, Mr. Plesner will be entitled to receive continued payment of his annual base salary for six months, a prorated portion of Mr. Plesner’s target bonus and continuation of his health benefits for six months (or that date he becomes entitled to coverage by another employer if sooner). The employment agreement also provided for certain additional severance benefits upon a termination without cause following a change in control of the company, which are superseded by our Senior Executive Severance Plan to the extent that it provides more advantageous benefits. Mr. Plesner’s severance is subject to his covenant not to compete with us for a period of one year following the termination of his employment.

We have not entered into an employment agreement with Mr. Hirsch.

In addition to the foregoing agreements, in December 2009, we adopted a Senior Executive Severance Plan that provides for certain severance payments for termination of employment following a change in control. Upon a termination by us other than for cause, death or disability, or by the executive for good reason, within 12 months following a change in control of the company, each of our named executive officers and other senior executives is entitled to a lump sum payment equal to one year’s base salary plus the current year target bonus and continued health benefits for 12 months (or the date upon which such executive becomes entitled to coverage by another employer, if sooner). Any executive who would otherwise be entitled to severance benefits under his employment agreement in connection with a change in control of our company will receive the greater of such benefits or the benefits provided under this severance policy, as determined by us. Cause is defined under these agreements to include financial dishonesty, intentional misrepresentation, harassment, unauthorized disclosure of proprietary information, material misconduct or non-performance of duties and certain violations of our policies. Good reason includes a material reduction in the executive’s annual base salary (except for across the board salary reductions), a material diminution of the executive’s responsibility or authority or a more than 75 mile relocation of the executive’s primary business location.

Our stock option and restricted stock award agreements for our senior executives, including our named executive officers, also generally provide for 50% accelerated vesting of any unvested shares if such equity awards are not assumed, or otherwise substituted, in connection with a change in control. If assumed, such equity awards generally provide for 100% accelerated vesting upon termination of employment without cause or material diminution in duties within 12 months following a change in control.

The compensation committee may in its discretion revise, amend or add to the benefits if it deems advisable.

Potential Payments Upon Termination or Change in Control

The following summaries set forth potential payments payable to our executive officers upon termination of employment by us other than for cause or death or disability, or by the executive for good reason, following a change in control of us or otherwise.

Termination by us other than for cause prior to a change in control.  Our employment agreements with Messrs. Damico and Plesner provide that if we terminate such executive’s employment other than for cause the executive is entitled to:

•	six months of salary continuation; and
•	continued health benefits for six months (or the date upon which such executive becomes entitled to coverage by another employer, if sooner).

In addition, upon any such termination, Mr. Plesner is entitled to a prorated share of the annual bonus, if any, which he would have earned in the year in which the termination of employment occurs. The foregoing benefits are subject to Mr. Damico’s and Mr. Plesner’s compliance with a covenant not to compete with us for 24 months and 12 months, respectively, following termination of employment. No other executive officer is entitled to any severance payments upon a termination of employment prior to a change in control of our company.

Termination by us for cause; death or disability; or termination by executive for other than good reason.  Regardless of any change in control, we are not obligated to make any cash payment or benefit to our executive officers if their employment is terminated by us for cause or due to death or disability of the executive, other than the payment of unpaid salary and accrued and unused vacation pay. In addition, we do not provide benefits for any of our executive officers for any termination of employment by them without good reason prior to a change in control of our company.

Termination by us other than for cause or termination by executive for good reason following a change in control.  Our senior executive severance policy provides that, in the event of a termination of employment of any of our executive officers other than for cause, or if such executive terminates his employment for good reason within twelve months following a change in control, such executive is entitled to a lump-sum severance payment equal to:

•	100% of annual base salary;
•	100% of the executive officer’s target bonus for the year in which the termination of employment occurs; and
•	continued health benefits for 12 months (or the date upon which such executive becomes entitled to coverage by another employer, if sooner).

Any executive who would otherwise be entitled to severance benefits under his employment agreement in connection with a change of control will receive the greater of such benefits or the benefits provided under this severance policy, as determined by us. All unvested equity awards assumed in the change in control that are held by each such terminated executive officer also become fully-vested and immediately exercisable.

Partial acceleration of vesting upon a change in control.  The terms of our equity award agreements with our executive officers provide that the equity awards granted to each of our executive officers will have the vesting of the unvested portion of such awards accelerated by 50% upon any change in control in the event such awards are not assumed by, or substituted for equivalent awards of, the acquiring entity in such change in control.

The following tables describe the potential payments and benefits upon employment termination or change in control for our President and Chief Executive Officer, Mr. Damico, our Chief Financial Officer and Chief Administrative Officer, Mr. Plesner, and our Senior Vice President and General Counsel, Mr. Hirsch, as if his respective employment terminated as of December 31, 2009, the last business day of our last fiscal year.

J. Andrew Damico

Executive Benefits and Payments Upon Termination	Termination by Company for Other than Cause	Termination by the Company for Other than Cause or Voluntary Resignation for Good Reason Following Change in Control	Acceleration Upon Change in Control(1)
Base salary	$162,500	$325,000	$—
Bonus(2)	$—	$227,500	$—
Equity acceleration(3)	$—	$5,059,447	$2,529,724
Continued health benefits	$3,940	$7,879	$—
Total	$166,440	$5,619,826	$2,529,724

(1)	Accelerated vesting indicated in this column is applicable only in the event that equity awards are not assumed by, or substituted for equivalent awards of, the acquiring entity in connection with the change in control.

(2)	The bonus amount reflected is based on the target bonus for our fiscal year ended December 31, 2009.
(3)	There was no public market for our common stock at December 31, 2009. Accordingly, the value of accelerated equity awards has been estimated based on an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus.

Anthony Plesner

Executive Benefits and Payments Upon Termination	Termination by Company for Other than Cause	Termination by the Company for Other than Cause or Voluntary Resignation for Good Reason Following Change in Control	Acceleration Upon Change in Control(1)
Base salary	$130,400	$260,800	$—
Bonus(2)	$130,400	$130,400	$—
Equity acceleration(3)	$—	$1,054,290	$527,145
Continued health benefits	$3,940	$7,879	$—
Total	$264,740	$1,453,369	$527,145

(1)	Accelerated vesting indicated in this column is applicable only in the event that equity awards are not assumed by, or substituted for equivalent awards of, the acquiring entity in connection with the change in control.
(2)	The bonus amounts reflected are based on the target bonus for our fiscal year ended December 31, 2009.
(3)	There was no public market for our common stock at December 31, 2009. Accordingly, the value of accelerated equity awards has been estimated based on an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus.

Gary Hirsch

Executive Benefits and Payments Upon Termination	Termination by Company for Other than Cause	Termination by the Company for Other than Cause or Voluntary Resignation for Good Reason Following Change in Control	Acceleration Upon Change in Control(1)
Base salary	$—	$220,000	$—
Bonus(2)	$—	$88,000	$—
Equity acceleration(3)	$—	$243,502	$121,751
Continued health benefits	$—	$7,879	$—
Total	$—	$559,381	$121,751

(1)	Accelerated vesting indicated in this column is applicable only in the event that equity awards are not assumed by, or substituted for equivalent awards of, the acquiring entity in connection with the change in control.
(2)	The bonus amount reflected is based on the target bonus for our fiscal year ended December 31, 2009.
(3)	There was no public market for our common stock at December 31, 2009. Accordingly, the value of accelerated equity awards has been estimated based on an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus.

Benefit Plans

Our employees are entitled to participate in various benefit plans as described below. Our executive officers participate in our 2010 Equity Incentive Plan, 2007 Stock Option and Grant Plan and 401(k) plan, and in 2007, participated in our 2007 Restricted Preferred Stock Plan.

2010 Equity Incentive Plan

Introduction.  Our 2010 Equity Incentive Plan, or 2010 Equity Plan, was adopted by our board of directors in March 2010 and approved by our stockholders in July 2010. The 2010 Equity Plan permits us to make grants of stock options (both incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, cash-based awards, performance shares and dividend equivalent rights to our executives, employees, non-employee directors and consultants.

Share Reserve.  The available shares under our 2007 Stock Option and Grant Plan at the time of our initial public offering will be reserved for the issuance of awards under the 2010 Equity Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2010 Equity Plan, our 2007 Stock Option and Gran Plan and our 2007 Restricted Preferred Stock Plan also will be available for future awards. As of the date of this filing, no awards had been granted under the 2010 Equity Plan.

Administration.  The 2010 Equity Plan is administered by either the board or the compensation committee of our board of directors (in either case, the “administrator”). The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2010 Equity Plan.

Eligibility.  All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2010 Equity Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2010 Equity Plan. For example, no more than 2,000,000 shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one calendar year period. The maximum performance-based award payable to any grantee in a performance cycle is 1,000,000 shares of common stock or $5,000,000 if the award is payable in cash. These limits are intended to comply with Section 162(m) of the Code and will become effective when the reliance period for a newly public company ends.

Types of Awards.  The types of stock awards that are available for grant under the 2010 Equity Plan are:

•	incentive stock options;
•	non-qualified stock options;
•	stock appreciation rights;
•	restricted stock awards and units;
•	unrestricted stock awards;
•	performance share awards;
•	cash based awards;
•	dividend equivalent rights; and
•	combinations of the foregoing.

The exercise price of stock options awarded under the 2010 Equity Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised. To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights.

Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may also award restricted stock units, which entitle the participant to receive one share of common stock at the time the unit vests. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. The administrator will determine the number of shares of restricted stock or restricted stock units granted to any employee. Our 2010 Equity Plan also gives the administrator discretion to grant stock awards free of any restrictions.

Performance share awards are awards entitling the grantee to receive shares of our common stock upon the attainment of performance goals.

Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

In connection with performance-based awards (other than stock options or stock appreciation rights) that are intended to satisfy the requirements of Section 162(m) of the Code, each eligible participant’s stock or cash award will be based on one or more pre-established performance targets determined in the discretion of the administrator. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

Transferability.  Unless otherwise determined by the administrator or provided for in a written agreement evidencing an award, our 2010 Equity Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control.  Except as otherwise provided by the administrator and evidenced in a particular award, in the event of a merger, sale or dissolution, or a similar change in control unless assumed or continued by any successor entity, all stock options and stock appreciation rights granted under the 2010 Equity Plan will terminate automatically unless the successor entity agrees to assume the awards. In the event the awards are to be terminated, the administrator may provide for payment in exchange for the termination of the awards. Furthermore, at any time the administrator may provide for the acceleration of exercisability and/or vesting of an award.

Term.  Unless earlier terminated by the board of directors, the 2010 Equity Plan will expire on the tenth anniversary of the latest date our stockholders approved the plan, including any subsequent amendment or restatement. No awards will be granted under the 2010 Equity Plan after that date.

Amendment or Termination.  The board of directors may amend, suspend, or terminate the 2010 Equity Plan in any respect at any time, subject to stockholder approval where such approval is required by applicable law or stock exchange rules. Further, any material amendments to the 2010 Equity Plan will be subject to approval by our stockholders, including any amendment that increases the number of shares available for issuance under the 2010 Incentive Plan or expands the types of awards available under, the eligibility to participate in, or the duration of, the plan. No amendment to the 2010 Equity Plan may materially impair any of the rights of a participant under any awards previously granted without his or her written consent. The administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect repricing through cancellation and re-grants or cancellation of stock options or stock appreciation rights in exchange for cash.

2010 Employee Stock Purchase Plan

Our 2010 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders in July 2010 and will become effective upon closing of this offering. Our 2010 Employee Stock Purchase Plan authorizes the issuance of up to a total of 400,000 shares of our common stock to participating employees.

All employees of our designated subsidiaries who have been employed by us for at least 90 days and whose customary employment is for more than 20 hours a week are eligible to participate in our 2010 Employee Stock Purchase Plan, except that any employee who owns 5% or more of the voting power or value of our stock is not eligible to purchase shares under our 2010 Employee Stock Purchase Plan.

We will make one or more offerings each year to our employees to purchase stock under our 2010 Employee Stock Purchase Plan. The first offering will begin on the date of the closing of this offering and will end on December 31, 2010. Subsequent offerings will usually begin on each January 1, April 1, July 1 and

October 1 and will continue for three-month periods, referred to as offering periods. Each employee eligible to participate on the date of the closing of this offering will automatically be deemed to be a participant in the initial offering period.

Each employee who is a participant in our 2010 Employee Stock Purchase Plan may purchase shares by authorizing payroll deductions of up to 10% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 5,000 shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under our 2010 Employee Stock Purchase Plan in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under our 2010 Employee Stock Purchase Plan terminate upon voluntary withdrawal from the plan or when the employee ceases employment for any reason.

Our 2010 Employee Stock Purchase Plan may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock that is authorized under our 2010 Employee Stock Purchase Plan and certain other amendments require the approval of our stockholders.

2007 Stock Option and Grant Plan

Introduction.  Our 2007 Stock Option and Grant Plan, or the 2007 Option Plan, was approved on June 15, 2007. As of March 31, 2010, an aggregate of 8,000,000 shares of common stock have been authorized for issuance under the 2007 Option Plan. As of March 31, 2010, stock options to purchase an aggregate of 2,486,855 shares of our common stock and 2,285,339 shares of restricted stock, respectively, were outstanding under the 2007 Option Plan, and 3,228,181 shares of our common stock remained available for future grant under the terms of the 2007 Option Plan. In the event that any outstanding awards under the 2007 Option Plan are cancelled, forfeited or otherwise terminated without being exercised or any awards under our 2007 Restricted Preferred Stock Plan are forfeited, the number of shares underlying such award becomes available for grant under the 2007 Option Plan. Options granted under this plan generally expire 10 years after the date of grant. Effective upon the adoption of our 2010 Equity Plan, our board of directors decided not to grant any further awards under our 2007 Option Plan.

Eligibility.  Our employees, officers, directors, and consultants or those of our subsidiaries were eligible to participate in the 2007 Option Plan. However, only our employees or those of our subsidiaries, including officers, were granted “incentive stock options.”

Administration.  Our compensation committee administers the 2007 Option Plan. The compensation committee may select award recipients, determine the size, types and terms of awards, interpret the plan and prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2007 Option Plan.

Options.  Options granted under the 2007 Option Plan were either “incentive stock options,” which are intended to qualify for certain U.S. federal income tax benefits under Section 422 of the Code, or “non-qualified stock options.” The per share exercise price of the incentive stock options awarded under the 2007 Option Plan must be at least equal to the fair market value of a share of our common stock on the date of grant. The holder of an option granted under the 2007 Option Plan will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, as determined by our compensation committee. Options granted under the 2007 Option Plan may become exercisable based on the recipient’s continued employment or service or the achievement of performance or other goals and objectives. Options may be exercised only to the extent that they have vested. The exercise price for an option may be paid in cash, in shares of our common stock with a fair market value equal to the option purchase price on the exercise date, by delivery of a full-recourse, interest-bearing promissory note, or by such other method as the compensation committee may establish.

Shares of Restricted Stock.  2,351,500 shares of restricted common stock have been granted under the 2007 Option Plan, of which 1,014,001 shares were unvested as of March 31, 2010.

Stock Appreciation Rights; Other Awards.  No stock appreciation rights or other awards were granted or are outstanding under the 2007 Option Plan.

Change in Control.  In the event of certain corporate transactions, such as a merger or consolidation in which we are not the surviving entity or a sale of all or substantially all of our assets, the 2007 Option Plan provides that, in the sole discretion of the parties thereto, each outstanding option may be assumed or substituted with a comparable option by our successor company or its parent or the 2007 Option Plan and each outstanding option shall terminate on the effective date of such transaction and, should the parties to the transaction so decide, the recipient will receive a cash payment with a fair market value equal to the amount that would have been received upon the exercise of the option had the option been exercised immediately prior to such transaction. Awards may provide for the acceleration of the exercise schedule or vesting schedule in the event of the involuntary dismissal of a recipient within a specified period of time following a change in control. Our award agreements for our executive officers under the 2007 Option Plan generally provide for 50% accelerated vesting of any unvested shares if such equity awards are not assumed, or otherwise substituted, in connection with a change in control. If assumed, such equity awards to executive officers generally provide for 100% accelerated vesting upon termination of employment without cause or material diminution in duties within 12 months following a change in control. Our stock option agreements for our employees generally under the 2007 Option Plan provide for one year of accelerated vesting of all equity awards upon a termination of employment within six months following a change in control.

Transferability.  Options granted under the 2007 Option Plan generally may be transferred only by will or by the laws of descent and distribution.

Amendment and Termination.  The board of directors may amend or modify the 2007 Option Plan at any time, subject to any approval by our stockholders as required by law or the recipients of outstanding awards, as applicable. The 2007 Option Plan will terminate no later than June 15, 2017.

2007 Restricted Preferred Stock Plan

Our 2007 Restricted Preferred Stock Plan, or the 2007 Preferred Plan, was approved on June 15, 2007. An aggregate of 2,033,320 shares of our Series A-1 Preferred Stock were authorized for issuance under the 2007 Preferred Plan, all of which were granted on June 15, 2007. As of March 31, 2010, no shares remained available for future grant under the terms of the 2007 Preferred Plan. The purchase price for each outstanding award under the 2007 Preferred Plan was $4.92414 per share, which was determined to be the fair value of the Series A-1 Preferred Stock on the date of grant. As of March 31, 2010, 136,730 shares issued under the 2007 Preferred Plan were forfeited in connection with the termination of employment of the holders of unvested shares since June 2007. Effective upon this offering, the 1,896,590 shares of Series A-1 Preferred Stock issued under the 2007 Preferred Plan that remain outstanding as of March 31, 2010, will convert into an aggregate of 1,896,590 shares of our common stock. Except as described below, vested shares of Series A-1 Preferred Stock may not be transferred without first complying with a right of first refusal on such shares in our favor. Awards of Series A-1 Preferred Stock may be transferred by the recipient to family members subject to our right of first refusal for any subsequent transfers. Awards under the 2007 Preferred Plan were conditioned upon the recipient’s agreement not to compete with us for a certain period following termination of his or her employment.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. The 401(k) plan allows for matching contributions to be made by us. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Compensation Risk Assessment

We have reviewed our compensation policies and practices for all employees and concluded that any risks arising from our policies and programs are not reasonably likely to have a material adverse effect on our company. The compensation committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks. The compensation committee reviewed the elements of executive compensation to determine whether any portion of executive compensation encouraged excessive risk taking and concluded:

•	our allocation of compensation between cash compensation and long-term equity compensation, combined with our typically 54-month vesting schedule, discourages short-term risk taking;
•	our approach of goal setting, setting of targets with payouts at multiple levels of performance, capping the amount of our incentive payouts, and evaluation of performance results assist in mitigating excessive risk-taking;
•	our compensation decisions include subjective considerations, which restrain the influence of formulae or objective factors on excessive risk taking; and
•	our business does not face the same level of risks associated with compensation for employees at financial services (traders and instruments with a high degree of risk).

Director Compensation

Historically, we did not compensate our non-employee directors for their service on our board of directors or on any of its committees. In 2007, following his appointment as chairman of our board of directors, based on the recommendation of our compensation committee, we began compensating and providing health benefits to Mr. Wack in consideration of the time commitment anticipated from him and the considerable experience and value that he brings to our board of directors. In addition, as part of our efforts to attract and retain additional highly qualified individuals to our board of directors in 2008, based on the recommendation of our compensation committee, we also began compensating certain of our other non-employee directors. This compensation consisted of a combination of an annual cash retainer for their service on our board of directors and board committees and, upon election or appointment, an award of restricted shares of our common stock.

Our directors that are affiliated with TA Associates, Inc., Messrs. Conway and Taylor, and Rho Capital Partners, Inc., Mr. Kairouz, have historically declined to receive board and committee meeting compensation, including equity compensation. Accordingly, no board or committee fees have been paid and no equity awards have been made, for these non-employee directors. We also reimburse all non-employee directors for their reasonable out-of-pocket expenses incurred in attending meetings of our board of directors or any committees thereof.

We do not pay any compensation for serving on our board of directors to any employee directors. Accordingly, Mr. Damico does not receive additional compensation for his services as a member of our board of directors.

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2009.

DIRECTOR COMPENSATION TABLE — 2009

Name(1)	Fees Earned or Paid in Cash(2)	Stock Awards(3)		All Other Compensation		Total
Patrick J. Wack, Jr.	$100,000	$34,072	(4)	$7,879	(8)	$141,951
Brian J. Conway	$—	$—		$—		$—
Peter Gyenes	$150,000	$226,575	(5)	$—		$376,575
Thomas Hale	$50,000	$24,985	(6)	$—		$74,985
Habib Kairouz	$—	$—		$—		$—
Robert C. McBride	$75,000	$56,785	(7)	$—		$131,785
Harry D. Taylor	$—	$—		$—		$—

(1)	Mr. Damico has been omitted from this table because he received no compensation for serving on our board of directors. Mr. Damico’s compensation as President and Chief Executive Officer for 2009 is detailed in “— Summary Compensation Table,” “— Grants of Plan-Based Awards,” “— Outstanding Equity Awards” and “— Option Exercises and Stock Vested for Fiscal Year Ended December 31, 2009” above.
(2)	Represents the annual retainer, which is paid on a quarterly basis in advance, earned by the respective director in 2009.
(3)	Amounts reflect the grant date fair value calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 — Stock Compensation. For a discussion of the assumptions used in the valuations, see note 12 to our consolidated financial statements for the year ended December 31, 2009 included elsewhere in this prospectus. See also our discussion of share-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.
(4)	Represents the grant date fair value for a restricted stock award made on December 4, 2007 for 100,000 shares of common stock, which vest 25% on June 30, 2008 and in equal monthly installments over a 42-month period thereafter (subject to full acceleration upon termination following a change in control of the company). All 100,000 shares of common stock were outstanding as of December 31, 2009.
(5)	Represents the grant date fair value for a restricted stock award made on March 27, 2008 for 300,000 shares of common stock, which vests 25% on March 31, 2009 and in equal monthly installments over a 30-month period thereafter (subject to full acceleration upon a change in control of the company). All 300,000 shares of common stock were outstanding as of December 31, 2009.
(6)	Represents the grant date fair value for a restricted stock award made on May 20, 2008 for 40,000 shares of common stock, which vests 25% on April 30, 2009 and in equal monthly installments over a 42-month period thereafter (subject to full acceleration upon a change in control of the company). All 40,000 shares of common stock were outstanding as of December 31, 2009.
(7)	Represents the grant date fair value for a restricted stock award made on June 11, 2008 for 100,000 shares of common stock, which vests 25% on June 30, 2009 and in equal monthly installments over a 42-month period thereafter (subject to full acceleration upon a change in control of the company). All 100,000 shares of common stock were outstanding as of December 31, 2009.
(8)	Represents the annual cost of health insurance coverage.

Limitation of Liability and Indemnification Arrangements

As permitted by the Delaware General Corporation Law, we intend to adopt provisions in our amended and restated certificate of incorporation and amended and restated by-laws, which will be effective upon the completion of this offering, that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or
•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our amended and restated by-laws, which will be effective upon the completion of this offering, provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and
•	advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We have also entered into indemnification agreements with each of our executive officers and directors. These agreements provide that we will indemnify each of our directors to the fullest extent permitted by the Delaware General Corporation Law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance to provide insurance coverage to our directors and officers for losses arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors in the future for any breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers and certain employees pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Compensation Discussion and Analysis” in this prospectus and the transactions described below, since January 1, 2007, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, had or will have a direct or indirect material interest.

In connection with this offering, we have adopted a written policy that requires all future transactions between us and any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee. Any request for such a transaction must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

All of the transactions described below were entered into prior to the adoption of this written policy, but each was approved or ratified by a majority of our board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

The Merger and Related Agreements

In June 2007, IntraLinks Holdings, Inc., the issuer of the shares of common stock in this offering, and then a newly-formed entity owned by affiliates of our two largest stockholders, TA Associates, Inc., a prominent growth private equity firm that initiated the acquisition in 2007, Rho Capital Partners, Inc., an investment and venture capital management company and one of the principal investors in IntraLinks, Inc. since 2001 which elected to maintain a significant ownership stake in our business and reinvest along with TA Associates, Inc., and other stockholders, former officers and employees of IntraLinks, Inc., completed an acquisition and majority recapitalization of IntraLinks, Inc. in which it acquired all of the outstanding equity of IntraLinks, Inc. for approximately $447 million.

In connection with the Merger described above, we incurred indebtedness of $275.0 million in principal to finance the acquisition. Of this principal amount, funds affiliated with TA Associates, Inc. were lenders under our Second Lien Credit Facility of $30.0 million in principal to us. Two of our directors, Brian J. Conway and Harry D. Taylor, are affiliated with TA Associates, Inc., and as of December 31, 2009, funds managed by TA Associates, Inc. beneficially owned 53.7% of our common stock on an as converted basis. Since inception of the loan through December 31, 2009, we have paid to funds affiliated with TA Associates, Inc. $8.9 million in interest, and the entire principal amount remains outstanding. The terms of the loan are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities” in this prospectus and a copy of the Second Lien Credit Facility is attached as an exhibit to the registration statement of which this prospectus is a part.

In connection with the Merger, we issued an aggregate of 13,408,780 shares our Series A-1 Preferred Stock, valued at $4.92414 per share, to certain former stockholders of IntraLinks, Inc., including 13,159,650 shares issued to affiliates of Rho Capital Partners, Inc., one of our 5% stockholders, in exchange for their shares of IntraLinks, Inc. for an aggregate value of $64.8 million. One of our directors, Habib Kairouz is affiliated with Rho Capital Partners, Inc., and as of December 31, 2009, affiliates of Rho Capital Partners, Inc. beneficially owned 34.4% of our common stock on an as converted basis. In addition, in connection with the Merger, we issued and sold to affiliates of TA Associates, Inc., one of our 5% stockholders, an aggregate of

20,557,900 shares of our Series A-2 Preferred Stock at a price of $4.92414 per share and 761,554 shares of our common stock for a total of $761.55 and in consideration for the issuance to us of the $30.0 million loan described above.

Registration Rights Agreement

In connection with the Merger, we entered into a registration rights agreement with all of the investors participating therein, including affiliates of TA Associates, Inc. and Rho Capital Partners, Inc., providing for registration rights with respect to the shares of our Series A Preferred Stock sold in these transactions. For more information regarding this registration rights agreement, see “Description of Capital Stock — Registration Rights” in this prospectus and see a copy of the agreement which is attached as an exhibit to the registration statement of which this prospectus is a part.

Stockholders Agreement

In connection with the Merger, we also entered into a stockholders agreement with all of the investors participating therein, including affiliates of TA Associates, Inc. and Rho Capital Partners, Inc., providing investors affiliated with TA Associates, Inc. and Rho Capital Partners, Inc. certain rights relating to the election of their nominees to our board of directors. The agreement also provides us and the investors affiliated with TA Associates, Inc. and Rho Capital Partners, Inc. with certain rights of first refusal and provides the investors affiliated with TA Associates, Inc. and Rho Capital Partners, Inc. with certain co-sale rights in the event the other shareholders party thereto seek to sell their shares of our common stock. All covenants under the stockholders agreement, except for certain provisions relating to our obligations to maintain directors and officers insurance, indemnify our directors and stockholders, pay the reasonable expenses of our non-employee directors incurred in attending board and board committee meetings and compensate our directors for their service as directors, shall terminate immediately prior to the completion of this offering. For more information regarding the stockholders agreement, see a copy of the agreement which is attached as an exhibit to the registration statement of which this prospectus is a part.

Customer Agreements

Affiliates of our two largest shareholders, TA Associates, Inc. and Rho Capital Partners, Inc., are also our customers. TA Associates, Inc. made payments to us in connection with our services using the IntraLinks platform totaling approximately $165,000, $0 and $179,575 during the fiscal years ended December 31, 2007, 2008 and 2009, respectively, and Rho Capital Partners, Inc. made payments to us in connection with our services totaling approximately $44,000, $104,562 and $75,375 during the fiscal years ended December 31, 2007, 2008 and 2009, respectively.

Transactions With Our Executive Officers and Directors

Merger-Related Transactions

In connection with the Merger, we issued and sold an aggregate of 50,773 shares of our Series A-1 Preferred Stock at a price of approximately $4.92 per share in the Merger described under “— The Merger and Related Agreements” above to J. Andrew Damico, our President and Chief Executive Officer. As an investor in the financing, Mr. Damico is a party to the registration rights agreement and the stockholders agreement. For more information regarding the registration rights agreement, see “Description of Capital Stock — Registration Rights” in this prospectus and see a copy of the agreement which is attached as an exhibit to the registration statement of which this prospectus is a part.

In connection with the Merger, certain officers and employees of the Company, including Messrs. Wack, Damico, Plesner and Hirsch, received grants of restricted Series A-1 Preferred Stock pursuant to the Company’s 2007 Restricted Preferred Stock Plan.

Employment Agreements

We have employment agreements with Mr. Damico and Anthony Plesner, our Chief Financial Officer and Chief Administrative Officer, which provide for certain salary, bonus, stock option and severance compensation. In addition, we had an employment agreement with Patrick J. Wack, Jr., our former President and Chief Executive Officer, that was in effect through August 2007. Mr. Wack’s employment agreement provided for certain salary, bonus and severance compensation. For more information regarding these agreements, see “Compensation Discussion and Analysis” in this prospectus and see the employment agreements of Mr. Damico and Mr. Plesner which are attached as exhibits to the registration statement of which this prospectus is a part.

Indemnification of Officers and Directors

Upon completion of this offering, our amended and restated certificate of incorporation and amended and restated by-laws will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our executive officers and directors, providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us on our behalf. For more information regarding these agreements, see “Compensation Discussion and Analysis — Limitation of Liability and Indemnification Arrangements” in this prospectus and “Part II — Item 14. Indemnification of Officers and Directors” in the registration statement of which this prospectus is a part.

Stock and Stock Option Awards and Senior Executive Severance Plan

For information regarding stock options and stock awards granted to our named executive officers and directors and our Senior Executive Severance Plan see “Compensation Discussion and Analysis — Elements of Compensation” and “Compensation Discussion and Analysis — Director Compensation” in this prospectus.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of March 31, 2010 by:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of our capital stock;
•	each of our directors;
•	each of our executive officers; and
•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with Securities and Exchange Commission rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common stock if that person has a right to acquire ownership within 60 days by the exercise of vested options or the conversion of our Series A Preferred Stock. A person is also deemed to be a beneficial holder of our common stock if that person has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Percentage of beneficial ownership in the table below is based on 38,284,964 shares of common stock deemed to be outstanding as of March 31, 2010, assuming the conversion of all outstanding shares of Series A Preferred Stock into common stock, and 49,284,964 shares of common stock outstanding after the completion of this offering. The table below assumes that the underwriters do not exercise their over-allotment option. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2010, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o IntraLinks Holdings, Inc., 150 East 42nd Street, 8th Floor, New York, New York 10017.

	Number of Shares Beneficially Owned Prior to this Offering	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Prior to this Offering	After this Offering
Stockholders owning approximately 5% or more
Entities affiliated with TA Associates, Inc.(1)	20,557,900	53.7%	41.7%
Entities affiliated with Rho Capital Partners, Inc.(2)	13,159,650	34.4%	26.7%
Executive Officers and Directors
J. Andrew Damico(3)	983,950	2.6%	2.0%
Anthony Plesner	465,524	1.2%	*
Gary Hirsch(4)	126,043	*	*
Brian J. Conway(5)	20,557,900	53.7%	41.7%
Peter Gyenes	300,000	*	*
Thomas Hale	40,000	*	*
Habib Kairouz(6)	13,159,650	34.4%	26.7%
Robert C. McBride	100,000	*	*
Harry D. Taylor(7)	20,557,900	53.7%	41.7%
Patrick J. Wack, Jr.(8)	421,371	1.1%	*
All executive officers and directors as a group (10 persons)(9)	36,154,438	94.5%	73.4%

*	Indicates beneficial ownership of less than one percent.

(1)	Includes 15,535,076 shares held by TA X, L.P., 3,550,874 shares held by TA Atlantic and Pacific V L.P., 386,379 shares held by TA Strategic Partners Fund II L.P., 13,315 shares held by TA Strategic Partners Fund II-A L.P., 325,634 shares held by TA Investors II L.P. and 746,622 shares held by TA Subordinated Debt Fund II, L.P, each on an as converted basis. These stockholders are affiliated with TA Associates, Inc. Messrs. Conway and Taylor, two of our directors and partners of TA Investors II L.P., disclaim beneficial ownership of the shares held by this entity except to the extent of their pecuniary interests therein. The address of record for the above entities is c/o TA Associates, Inc., John Hancock Tower, 200 Clarendon Street, 56th Floor, Boston, MA 02116.
(2)	Includes 971,406 shares held by Rho Ventures IV, L.P., 2,383,315 shares held by Rho Ventures IV Gmbh & Co. Beteiligungs KG, 2,286,932 shares held by Rho Ventures IV (Q.P.), L.P. and 7,517,997 shares held by Rho Management Trust I. These stockholders are affiliated with Rho Capital Partners, Inc., the management company for Rho Ventures. Mr. Kairouz, one of our directors, is a managing member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a managing director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a managing partner of the investment advisor to Rho Management Trust I. Mr. Kairouz may be deemed to share voting and investment power over the shares held by entities affiliated with Rho Capital Partners, Inc. and he disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Rho Capital Partners, Inc. is Carnegie Hall Tower, 152 West 57th Street, 23rd Floor, New York, NY 10019.
(3)	Shares for Mr. Damico include 192,857 shares of common stock issuable upon exercise of options that were exercisable as of, or exercisable within 60 days of March 31, 2010.
(4)	Shares for Mr. Hirsch include 1,428 shares of common stock issuable upon exercise of options that were exercisable as of, or exercisable within 60 days of March 31, 2010.
(5)	Mr. Conway is a Managing Director of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. Conway disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. See Note 1 above.
(6)	Mr. Kairouz is a Managing Partner of Rho Capital Partners, Inc. and may be deemed to share voting and investment power over the shares held by entities affiliated with Rho Capital Partners, Inc. Mr. Kairouz disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. See Note 2 above.
(7)	Mr. Taylor is a Principal of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. Taylor disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. See Note 1 above.
(8)	Shares for Mr. Wack include 64,286 shares of common stock issuable upon exercise of options that were exercisable as of, or exercisable within 60 days of March 31, 2010.
(9)	Our executive officers included in this total include J. Andrew Damico, our President and Chief Executive Officer, Anthony Plesner, our Chief Financial Officer and Chief Administrative Officer, and Gary Hirsch, our Senior Vice President, General Counsel and Secretary. This total includes 258,571 shares of common stock issuable upon the exercise of options that were exercisable as of, or within 60 days of, March 31, 2010, as described in notes (3), (4) and (8) above.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, and, based on the number of shares outstanding as of March 31, 2010, there will be 49,284,964 shares of common stock outstanding and no shares of preferred stock outstanding. As of March 31, 2010, we had approximately 97 record holders of our capital stock. All of our outstanding shares of Series A preferred stock will convert into shares of our common stock upon the completion of this offering. In addition, based on shares outstanding as of March 31, 2010, options to purchase 2,486,855 shares of our common stock will be outstanding and 3,228,181 shares of our common stock will be reserved for future grants under our stock option plans.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect amendments to our amended and restated certificate of incorporation and amended and restated by-laws that will become effective immediately prior to the completion of this offering.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under “— Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated by-laws.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “— Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws — Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws — Undesignated preferred stock” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Registration Rights

In connection with the Merger described under “Certain Relationships and Related Party Transactions — The Merger and Related Agreements” in this prospectus, we entered into a registration rights agreement with all of the investors participating in the private placements providing for registration rights with respect to the shares of our common stock upon which the shares of preferred stock sold in these transactions are convertible into. The summary of their registration rights below is qualified by reference to the registration rights agreement, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part.

Demand Registration Rights

After the expiration of the 180 day period following the effectiveness of this offering, certain investors affiliated with TA Associates, Inc., considered as a single group, and certain investors affiliated with Rho Capital Partners, Inc., considered as a single group, each have the right to make one request that we register all or a portion of their shares of our common stock. The holders of approximately 33,966,681 shares of our common stock will be entitled to certain registration rights pursuant to such demand rights.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act of 1933, as amended, either for our own account or for the account of other security holders, the holders of approximately 33,966,681 shares of our common stock will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares of our common stock are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, the holders of approximately 33,966,681 shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of our common stock anticipated to have an aggregate sale price, net of underwriting discounts and commissions, if any, in excess of $5 million have the right to request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration pursuant to these Form S-3 registration rights if we have previously effected two such registrations in the 12-month period preceding the request for registration.

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares of our common stock such holders may include.

Antitakeover Effects of Delaware Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the time of determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the time the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or
•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws to be in effect upon completion of this offering will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies.  In accordance with our amended and restated certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders.  Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders.  Our amended and restated by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.  Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws.

Amendment to certificate of incorporation and by-laws.  As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock.  Our amended and restated certificate of incorporation provides for authorized 10,000,000 shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Loan Agreements.  Our loan agreements contain change of control provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us. With respect to our First Lien Credit Facility, upon the occurrence of a change in control, all first-lien credit facility commitments shall terminate and all first-lien loans shall become due and payable. With respect to our Second Lien Credit Facility, upon a change in control, each holder of second-lien term loans will be entitled to require us to repay the second-lien term loans at a price of 101% of the principal plus accrued interest. With respect to our PIK Loan, upon a change of control, we are required to offer to prepay the principal at 101% plus accrued interest.

Transfer Agent and Registrar

We intend for the transfer agent and registrar for our common stock to be American Stock Transfer and Trust Company. American Stock Transfer and Trust Company’s address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (718) 921-8127.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “IL.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on 3,183,248 shares of common stock outstanding as of March 31, 2010, upon completion of this offering, 49,284,964 shares of common stock will be outstanding, reflecting (i) 11,000,000 shares of common stock sold in this offering and (ii) the conversion of all outstanding shares of our Series A Preferred Stock into 35,101,716 shares of our common stock, and assuming no exercise of the underwriters’ over-allotment option and no exercise of options. All of the shares sold in this offering will be freely tradable. The remaining 38,284,964 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act. “Restricted securities” as defined under Rule 144 of the Securities Act were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 492,850 shares immediately after the completion of this offering; or
•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144. As of March 31, 2010, 38,284,964 shares of our common stock would qualify for resale under Rule 144 within 180 days of the date of this prospectus, subject to the lock-up agreements as described under “— Lock-up Agreements” below and under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold.

Rule 701

Rule 701 under the Securities Act, or Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

In connection with this offering, we and each of our directors and officers and holders of over 98% of our outstanding stock have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (as such period may be extended under certain circumstances), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions are subject to certain exceptions, as described in more detail under “Underwriting” in this prospectus.

Registration Rights

We are party to a registration rights agreement which provides that holders of our Series A Preferred Stock and our founding stockholders have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock — Registration Rights” in this prospectus. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described above and under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our stock plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Compensation Discussion and Analysis — Benefit Plans.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
Lazard Capital Markets LLC
Pacific Crest Securities LLC
Stifel, Nicolaus & Company, Incorporated
Total

The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      , a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $      , a share to other underwriters or to certain dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,650,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $189.8 million, the total underwriters’ discounts and commissions would be $      , and total proceeds to us would be $      .

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total
	Per Share	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Underwriting discounts and commissions	$	$	$

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $2,750,000, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock, giving effect to the reimbursement of certain expenses which have been agreed to by the underwriters.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

Application has been made to have the common stock approved for quotation on the New York Stock Exchange under the symbol “IL.”

We and all of our directors and officers and holders of substantially all of our outstanding shares of capital stock have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;
•	in the case of us, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for our common stock (other than any registration statement on Form S-8); or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to us or the holders referenced above, as follows:

•	the sale of shares of our common stock to the underwriters in this offering;
•	transactions by such holders relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, shall be required or shall be voluntarily made during the restricted period ending 180 days after the date of this prospectus described in the preceding sentence in connection with subsequent sales of common stock or other securities acquired in such open market transactions;
•	the exercise of any options to acquire common stock or conversion of any convertible security into common stock;
•	transfers of shares of our common stock or any security convertible into our common stock as a bona fide gift or gifts, or by will or intestacy;
•	distributions of shares of our common stock or any security convertible into our common stock to general or limited partners or stockholders or members of such holders;
•	the disposition by such holders to us of shares of our common stock in a transaction exempt from Section 16(b) of the Exchange Act solely in connection with the payment of taxes due in connection with the vesting of restricted stock; or
•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of common stock during the restricted period ending 180 days after the date of this prospectus described in the preceding sentence;

provided that in the case of any transfer or distribution as described in the fourth and fifth bullet points above, (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of the lock-up letter that such holders signed and delivered and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence.

The restricted period ending 180 days after the date of this prospectus described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period ending 180 days after the date of this prospectus we issue an earnings release or material news or a material event relating to us occurs; or
•	prior to the expiration of the restricted period ending 180 days after the date of this prospectus, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

From time to time, certain of the underwriters and their affiliates have performed, and may in the future perform, various financial advisory, commercial banking, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they received or will receive customary fees and expenses. For a discussion of certain conflicts of interest involving certain of the underwriters, see “—Conflicts of Interest” below.

With respect to our First Lien Credit Facility, (i) Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., served as administrative agent, collateral agent, syndication agent, swing line lender, issuing lender for commercial letters of credit, and a lender, (ii) Deutsche Bank AG, an affiliate of Deutsche Bank Securities Inc., served as issuing lender for standby letters of credit, (iii) Deutsche Bank Securities Inc. served as a joint lead arranger and a joint bookrunner, and (iv) Credit Suisse Securities (USA) LLC served as a joint lead arranger, a joint bookrunner, and a lender.

With respect to our Second Lien Credit Facility, (i) Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., served as administrative agent, collateral agent, syndication agent, and a lender, (ii) Deutsche Bank Securities Inc. served as a joint lead arranger and a joint bookrunner, and (iii) Credit Suisse Securities (USA) LLC served as a joint lead arranger and a joint bookrunner.

With respect to our Holdings Senior PIK Credit Agreement, (i) Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., served as administrative agent, syndication agent, and a lender, (ii) Deutsche Bank Securities Inc. served as a joint lead arranger and a joint bookrunner, and (iii) Credit Suisse Securities (USA) LLC served as a joint lead arranger and a joint bookrunner.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Conflicts of Interest

Deutsche Bank Securities Inc. or its affiliates served as an administrative agent, syndication agent, joint lead arranger, joint bookrunner, or a lender under our Holdings Senior PIK Credit Agreement. We intend to use a portion of the net proceeds from the sale of our common stock in this offering to repay indebtedness owed by us to affiliates of Deutsche Bank Securities Inc. who are lenders under our Holdings Senior PIK Credit Agreement. See “Use of Proceeds” in this prospectus. In addition, Deutsche Bank Securities Inc. will receive a fee for acting as sole arranger and bookrunner in connection with amendments to our First Lien Credit Facility and Second Lien Credit Facility, which fees will be payable upon the earlier of the completion of this offering and August 31, 2010. Because more than 5% of the net proceeds of this offering of our common stock may be used to repay amounts owed to affiliates of Deutsche Bank Securities Inc. (who is a member of the Financial Industry Regulatory Authority (“FINRA”)), Deutsche Bank Securities Inc. may be deemed to have a “conflict of interest” with us under NASD Conduct Rule 2720 of FINRA (“Rule 2720”), and accordingly, this offering will be conducted in compliance with the requirements of Rule 2720. Rule 2720 provides that if at least 5% of the net proceeds from the sale of our common stock in this offering, not including underwriting compensation, are used to reduce or retire the balance of a loan or credit facility extended by any of the underwriters or their affiliates, a “qualified independent underwriter” meeting certain standards must participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence with respect thereto. Morgan Stanley & Co. Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in this offering, and in that role, has performed a due diligence investigation and review and participated in the preparation of the registration statement and this prospectus. We have agreed to indemnify Morgan Stanley & Co. Incorporated against certain liabilities incurred in connection with it acting as the qualified independent underwriter for this offering, including liabilities under the Securities Act. Deutsche Bank Securities Inc. will not confirm sales to any accounts over which it exercises discretionary authority without first receiving the specific written approval of the account holder.

Pricing of this Offering

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made to the public in that relevant member state, except that an offer of securities may be made to the public in that relevant member state at any time under the following exemptions under the Prospectus Directive, if they are implemented in that relevant member state:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall result in a requirement that we or any underwriter publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of any securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer so as to enable an investor to decide to purchase any securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP, New York, New York, is acting as counsel to the underwriters in connection with certain legal matters relating to the common stock being offered by this prospectus.

EXPERTS

The consolidated financial statements of IntraLinks Holdings, Inc. and its subsidiaries (“Successor Company”) as of December 31, 2008 and 2009 and for each of the two years in the period ended December 31, 2009 and for the period June 15, 2007 through December 31, 2007 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of IntraLinks, Inc. and its subsidiary (“Predecessor Company”) for the period January 1, 2007 through June 14, 2007 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above.

MARKET AND INDUSTRY DATA AND FORECASTS

Market data and certain industry data and forecasts included in this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies or industry publications and surveys. We have relied upon publications of Gartner, Inc.(7), and International Data Corporation (IDC), as our primary sources for third-party industry data and forecasts. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe the third-party market and industry data and forecasts included in this prospectus is generally reliable, we have not independently verified any of the

(7)	The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on recently available data. While we are not aware of any misstatements regarding industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this prospectus. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions has been verified by any independent source.

INTRALINKS HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2009, and March 31, 2010 (Unaudited)	F-4
Consolidated Statements of Operations for the periods from January 1 to June 14, 2007 (Predecessor Company), and June 15 to December 31, 2007 (Successor Company), the years ended December 31, 2008 and 2009, and the Three Months Ended March 31, 2009 and 2010 (Unaudited)	F-5
Consolidated Statements of Changes in Preferred Stock and Stockholders’ Deficit for the periods from January 1 to June 14, 2007 (Predecessor Company), and June 15 to December 31, 2007 (Successor Company), and the years ended December 31, 2008 and 2009, and the Three Months Ended March 31, 2010 (Unaudited)	F-6
Consolidated Statements of Cash Flows for the periods from January 1 to June 14, 2007 (Predecessor Company), and June 15 to December 31, 2007 (Successor Company), and the years ended December 31, 2008 and 2009, and the Three Months Ended March 31, 2009 and 2010 (Unaudited)	F-10
Notes to Consolidated Financial Statements	F-11
Financial Statement Schedule:
Schedule II — Valuation and Qualifying Accounts	F-51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of IntraLinks Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows, present fairly, in all material respects, the financial position of IntraLinks Holdings, Inc. and its subsidiaries (“Successor Company”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 and the period from June 15, 2007 to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
April 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of IntraLinks, Inc.

In our opinion, the accompanying consolidated statements of operations, changes in preferred stock and stockholders’ deficit and cash flows, present fairly, in all material respects, the results of operations and cash flows of IntraLinks, Inc. and its subsidiary (“Predecessor Company”) for the period from January 1, 2007 to June 14, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
April 9, 2010

INTRALINKS HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and per Share Data)

	December 31,		March 31, 2010	Pro Forma at March 31, 2010(1)
	2008	2009
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$24,671	$30,481	$14,897	$14,897
Restricted cash	503	87	87	87
Accounts receivable, net of allowances of $2,605, $2,470, and $2,469, respectively	22,958	25,898	29,895	29,895
Investments	—	3,414	7,186	7,186
Deferred taxes	8,574	6,979	6,979	6,979
Prepaid expenses and other current assets	4,389	6,355	6,850	6,850
Total current assets	61,095	73,214	65,894	65,894
Restricted cash	93	—	—	—
Investments	2,940	—	—	—
Fixed assets, net	4,868	7,064	7,020	7,020
Capitalized software, net	18,595	20,734	22,426	22,426
Goodwill	215,478	215,478	215,478	215,478
Other intangibles, net	224,543	189,604	182,386	182,386
Other assets	5,240	3,247	2,781	2,781
Total assets	$532,852	$509,341	$495,985	$495,985
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$4,178	$8,870	$6,753	$6,753
Accrued expenses and other current liabilities	22,158	21,958	15,007	15,007
Deferred revenue	24,938	26,795	29,789	29,789
Total current liabilities	51,274	57,623	51,549	51,549
Long-term debt	284,164	290,513	290,215	290,215
Deferred taxes	59,282	42,719	40,073	40,073
Other long-term liabilities	6,752	4,040	4,254	4,254
Total liabilities	401,472	394,895	386,091	386,091
Commitments and contingencies (Note 16)
Redeemable convertible preferred stock:
Series A, $0.001 par value, 36,000,000 shares authorized; 35,893,706, 35,864,887 and 35,863,270 shares issued and outstanding (liquidation preference of $176,747, $176,604 and $176,596) as of December 31, 2008 and 2009, and March 31, 2010, respectively	175,991	176,478	176,555	—
Stockholders’ (deficit) equity:
Common Stock, $0.001 par value; 41,000,000 shares authorized; 2,855,161, 3,152,669 and 3,183,248 shares issued and outstanding as of December 31, 2008 and 2009, and March 31, 2010, respectively	3	3	3	38
Additional paid-in capital	2,757	4,302	5,097	181,617
Accumulated deficit	(41,606)	(66,377)	(71,855)	(71,855)
Accumulated other comprehensive (loss) income	(5,765)	40	94	94
Total stockholders’ (deficit) equity	(44,611)	(62,032)	(66,661)	109,894
Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$532,852	$509,341	$495,985	$495,985

(1)	The pro forma balance sheet gives effect to the conversion of the Series A redeemable convertible preferred stock into 35,101,716 shares of Common Stock upon the completion of an initial public offering.

The accompanying notes are an integral part of these consolidated financial statements.

INTRALINKS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Share and per Share Data)

	Predecessor	Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,		Three Months Ended March 31,
			2008	2009	2009	2010
					(unaudited)
Revenue	$51,928	$70,786	$143,401	$140,699	$34,623	$39,931
Cost of revenue	12,801	30,718	56,161	48,721	14,157	11,476
Gross profit	39,127	40,068	87,240	91,978	20,466	28,455
Operating expenses:
Product development	6,046	6,949	14,847	14,222	3,126	4,283
Sales and marketing	18,418	35,532	61,556	59,058	14,137	19,020
General and administrative	5,868	8,959	19,209	20,556	4,345	5,510
Restructuring costs (Note 15)	—	—	1,316	1,494	48	—
Costs related to the Merger	8,948	—	—	—	—	—
Total operating expenses	39,280	51,440	96,928	95,330	21,656	28,813
Loss from operations	(153)	(11,372)	(9,688)	(3,352)	(1,190)	(358)
Interest (income) expense, net	(562)	14,718	28,234	28,935	7,000	7,028
Amortization of debt issuance costs	—	910	1,803	1,872	477	457
Other (income) expense	(9)	(255)	271	9,027	11,162	73
Net income (loss) before income tax	418	(26,745)	(39,996)	(43,186)	(19,829)	(7,916)
Income tax provision (benefit)	237	(9,737)	(15,398)	(18,415)	(7,710)	(2,438)
Net income (loss)	$181	$(17,008)	$(24,598)	$(24,771)	$(12,119)	$(5,478)
Net loss per common share – basic and diluted		$(22.33)	$(25.54)	$(15.38)	$(8.82)	$(2.66)
Weighted average number of shares used in calculating net loss per share – basic and diluted		761,554	963,019	1,611,090	1,373,853	2,055,891
Unaudited pro forma (Notes 2 and 13):
Net loss per share – basic and diluted				$(0.67)		$(0.15)
Shares used in computing unaudited pro forma net loss per share – basic and diluted				36,714,423		37,157,607

The accompanying notes are an integral part of these consolidated financial statements.

INTRALINKS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT
(In Thousands, Except Share Data)

	Series 1 Convertible Preferred Stock				Common Stock
	Shares	Amount	Additional Paid-In Capital	Total	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive (Loss) Income	Total
Balance at January 1, 2007 (Predecessor)	95,000,000	$950	$66,050	$67,000	1,310,714	$12	$110,872	$(151,949)	$(204)	$(41,269)
Foreign currency translation adjustment									6	6
Unrealized loss on investment									(5)	(5)
Net income for period of January 1, 2007 to June 14, 2007								181		181
Total comprehensive income for period of January 1, 2007 to June 14, 2007										182
Exercise of stock options in IntraLinks Common Stock					5,000		7			7
Stock-based compensation expense							2,149			2,149
Conversion of Series 1 convertible Preferred Stock to Common Stock	(95,000,000)	(950)	(66,050)	(67,000)	10,206,274	10	66,990			67,000
Elimination of old equity structure	—	—	—	—	(11,521,988)	(22)	(180,018)	151,768	203	(28,069)
Balance at June 14, 2007 (Predecessor)	—	$—	$—	$—	—	$—	$—	$—	$—	$—

	Series A Redeemable Convertible Preferred Stock					Common Stock
Foreign currency translation adjustment									(47)	(47)
Unrealized loss on derivatives, net of tax									(4,154)	(4,154)
Net loss for period of June 15, 2007 to December 31, 2007								(17,008)		(17,008)
Total comprehensive loss for period of June 15, 2007 to December 31, 2007										(21,209)
Issuance of Common Stock to TA Sub Debt Fund					761,554	1	1,163			1,164
Issuance of Series A Preferred Stock	33,966,680	$34	$167,223	$167,257						—
Issuance of Restricted Series A Preferred Stock	2,033,320	2	10,010	10,012						—
Deferred compensation liability related to unvested Restricted Series A Preferred Stock			(5,660)	(5,660)						—
Issuance of Restricted Common Stock to employees					1,355,250	1				1
Stock-based compensation expense			2,142	2,142			42			42
Balance at December 31, 2007 (Successor)	36,000,000	$36	$173,715	$173,751	2,116,804	$2	$1,205	$(17,008)	$(4,201)	$(20,002)

The accompanying notes are an integral part of these consolidated financial statements.

INTRALINKS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT – (continued)
(In Thousands, Except Share Data)

	Series A Redeemable Convertible Preferred Stock				Common Stock
	Shares	Amount	Additional Paid-In Capital	Total	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive (Loss) Income	Total
Balance at January 1, 2008	36,000,000	$36	$173,715	$173,751	2,116,804	$2	$1,205	$(17,008)	$(4,201)	$(20,002)
Foreign currency translation adjustment									301	301
Unrealized loss on derivatives, net of tax									(1,865)	(1,865)
Net loss								(24,598)		(24,598)
Total comprehensive loss for 2008										(26,162)
Forfeiture of Restricted Series A Preferred Stock	(106,295)	—	(522)	(522)						—
Forfeiture of unvested Restricted Common Stock					(6,250)	—	—			—
Issuance of Restricted Common Stock					740,000	1	(1)			—
Exercise of stock options for Common Stock					4,607	—	1			1
Stock-based compensation expense			2,762	2,762			1,552			1,552
Balance at December 31, 2008	35,893,705	$36	$175,955	$175,991	2,855,161	$3	$2,757	$(41,606)	$(5,765)	$(44,611)
Foreign currency translation adjustment									(214)	(214)
Recognized loss on derivatives, net of tax									6,019	6,019
Net loss								(24,771)		(24,771)
Total comprehensive loss for 2009										(18,966)
Forfeiture of Restricted Series A Preferred Stock	(28,818)	—	(142)	(142)
Forfeiture of unvested Restricted Common Stock					(18,125)	—	—			—
Issuance of Restricted Common Stock					256,250	—	—			—
Exercise of stock options for Common Stock					59,383	—	94			94
Stock-based compensation expense			629	629			1,451			1,451
Balance at December 31, 2009	35,864,887	$36	$176,442	$176,478	3,152,669	$3	$4,302	$(66,377)	$40	$(62,032)

The accompanying notes are an integral part of these consolidated financial statements.

INTRALINKS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT – (continued)
(In Thousands, Except Share Data)

	Series A Redeemable Convertible Preferred Stock				Common Stock
	Shares	Amount	Additional Paid-In Capital	Total	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive (Loss) Income	Total
Balance at January 1, 2010	35,864,887	$36	$176,442	$176,478	3,152,669	$3	$4,302	$(66,377)	$40	$(62,032)
Foreign currency translation adjustment*									54	54
Net loss*								(5,478)		(5,478)
Total comprehensive loss for the three months ended March 31, 2010*										(5,424)
Forfeiture of Restricted Series A Preferred Stock	(1,617)	—	(8)	(8)
Forfeiture of unvested Restricted Common Stock					(41,786)	—	—
Exercise of stock options for Common Stock*					72,365	—	115			115
Stock-based compensation expense*			85	85			680			680
Balance at March 31, 2010*	35,863,270	$36	$176,519	$176,555	3,183,248	$3	$5,097	$(71,855)	$94	$(66,661)

*	Unaudited

The accompanying notes are an integral part of these consolidated financial statements.

INTRALINKS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Predecessor	Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,		Three Months Ended March 31,
			2008	2009	2009	2010
					(unaudited)
Cash flows from operating activities:
Net income (loss)	$181	$(17,008)	$(24,598)	$(24,771)	$(12,119)	$(5,478)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,914	1,843	4,643	11,567	2,954	3,345
Stock-based compensation expense	2,149	2,184	3,792	1,938	416	753
Amortization of intangible assets	—	29,553	44,585	34,939	10,527	7,218
Amortization of debt discount	—	84	155	155	39	39
Amortization of debt issuance cost	—	910	1,803	1,872	477	457
Provision for bad debts and customer credits	63	276	1,337	539	225	125
Loss on disposal of fixed assets	—	—	1,082	75	—	48
Change in deferred taxes	—	(10,088)	(16,529)	(19,341)	(8,087)	(2,685)
Gain on marketable security	(5)	—	—	—	—	—
Loss (gain) on interest rate swap	—	—	—	8,427	10,653	(139)
Non-cash interest expense	—	5,211	10,299	8,723	2,710	—
Changes in operating assets and liabilities:
Restricted cash	—	(2,656)	2,060	509	(62)	—
Accounts receivable	(1,228)	(2,210)	(155)	(3,479)	719	(4,123)
Prepaid expenses and other current assets	283	(1,222)	344	(2,418)	(975)	(556)
Other assets	(111)	(106)	289	89	371	21
Accounts payable	248	1,835	(1,263)	4,685	(2,298)	(2,102)
Accrued expenses and other liabilities	6,891	1,924	(5,437)	(132)	(2,868)	(5,594)
Deferred revenue	3,546	1,709	1,250	1,695	(1,978)	3,282
Net cash provided by (used in) operating activities	14,931	12,239	23,657	25,072	712	(5,389)
Cash flows from investing activities:
Capital expenditures	(1,131)	(2,784)	(3,004)	(5,755)	(2,163)	(917)
Capitalized software development costs	(4,370)	(7,739)	(12,391)	(10,279)	(2,112)	(4,137)
Consummation of Merger, net of $30,214 cash acquired	—	(346,806)	—	—	—	—
Purchase of investments	(6,500)	(4,500)	—	—	—	(4,320)
Sale of investments	17,050	—	1,000	50	—	550
Net cash provided by (used in) investing activities	5,049	(361,829)	(14,395)	(15,984)	(4,275)	(8,824)
Cash flows from financing activities:
Proceeds from exercise of stock options	7	—	1	94	4	115
Capital lease payments	(241)	(189)	(307)	(119)	(38)	(17)
Proceeds from Merger	—	101,230	—	—	—	—
Payment of financing costs	—	(8,395)	(230)	—	—	—
Bank borrowings for Merger	—	275,000	—	—	—	—
Repayments of long-term debt	—	(338)	(1,688)	(3,210)	(338)	(1,517)
Net cash (used in) provided by financing activities	(234)	367,308	(2,224)	(3,235)	(372)	(1,419)
Effect of foreign exchange rate changes on cash and cash equivalents	6	(47)	(38)	(43)	(22)	48

The accompanying notes are an integral part of these consolidated financial statements.

INTRALINKS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)
(In Thousands)

	Predecessor	Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,		Three Months Ended March 31,
			2008	2009	2009	2010
					(unaudited)
Net increase in cash and cash equivalents	19,752	17,671	7,000	5,810	(3,957)	(15,584)
Cash and cash equivalents at beginning of period	10,462	—	17,671	24,671	24,671	30,481
Cash and cash equivalents at end of period	$30,214	$17,671	$24,671	$30,481	$20,714	$14,897
Supplemental Schedule of Cash Flow Information:
Cash paid during the period for:
Interest	$14	$5,418	$23,116	$20,121	$4,270	$7,006
Income taxes	$836	$665	$405	$498	$9	$141

The accompanying notes are an integral part of these consolidated financial statements.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

1. Organization and Description of Business

IntraLinks Holdings, Inc. (“IntraLinks Holdings”) and its subsidiaries (collectively, the “Company”), is a leading global provider of Software-as-a-Service (“SaaS”) solutions for securely managing content, exchanging critical business information and collaborating within and among organizations. The Company’s cloud-based solutions enable organizations to control, track, search and exchange time-sensitive information inside and outside of the firewall, all within a secure and easy-to-use environment. The Company’s customers rely on its cost-effective solutions to manage large amounts of electronic information, accelerate information-intensive business processes, reduce time to market, optimize critical information workflow, meet regulatory and risk management requirements and collaborate with business counterparties in a secure, auditable and compliant manner. The Company helps its customers eliminate the inherent risks and inefficiencies of using email, fax, courier services and other existing solutions to collaborate and exchange information.

As discussed further in Note 3, on June 15, 2007 (the “Merger Date”), IntraLinks Holdings, which was owned by TA Associates, Inc. (“TA”), Rho Capital Partners, Inc. and other stockholders, former and current officers and employees of the Company, collectively acquired an indirect controlling interest in IntraLinks, Inc. (herein referred to as the “Merger”). As a result of the Merger, IntraLinks Holdings owns all of the Common Stock of IntraLinks, Inc. IntraLinks Holdings has no operations of its own. IntraLinks, Inc. and its subsidiaries immediately prior to consummation of the Merger is referred to herein as “Predecessor Company,” and from and after consummation of the Merger is referred to as “Successor Company”. Due to the Merger, which generated transaction expenses and substantially increased the Company’s debt and interest expense, and due to the revaluation of assets and liabilities as a result of purchase accounting associated with the Merger, the pre-Merger financial statements are not comparable with those after the Merger.

2. Summary of Significant Accounting Policies

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

Significant estimates and assumptions made by management include the determination of the fair value of stock options and awards issued, fair value of the Company’s reporting unit, valuation of intangible assets (and their related useful lives), fair value of financial instruments, income tax provisions, compensation accruals, and accounts receivable and sales reserves. The Company bases estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. Actual results could differ from those estimates.

Out-of-period Adjustment — During the financial statement close process for the three months ended March 31, 2010, the Company identified prior period errors totaling approximately $850, which were corrected and recorded as a credit to general and administrative expense during the three months ended March 31, 2010. The adjustment totaling approximately $850 represents (1) the cumulative effect of prior period over-accruals related to the Company’s corporate, non-income tax liabilities, principally originating in the years ended December 31, 2005 and 2006, as well as (2) an escrow receivable balance that was received during the year ended December 31, 2009 and recorded as a reduction to expense during that period. The

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

2. Summary of Significant Accounting Policies - (continued)

Company does not believe that the adjustments noted above were material to the consolidated financial statements for the periods in which the errors originated and in which they were corrected and thus has not restated its consolidated financial statements for these periods.

Unaudited Interim Financial Information — The accompanying consolidated balance sheet as of March 31, 2010, the consolidated statements of operations and of cash flows for the three months ended March 31, 2009 and 2010 and the consolidated statement of changes in preferred stock and stockholders’ deficit for the three months ended March 31, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position and results of operations and cash flows for the three months ended March 31, 2009 and 2010. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three-month periods are unaudited. The results of the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period of for any other future year.

Unaudited Pro Forma Information — The pro forma net loss per common share for the year ended December 31, 2009 and the three months ended March 31, 2010 reflects the conversion of all outstanding shares of the Company’s Series A-1 and A-2 Preferred stock into an aggregate of 35,103,333 and 35,101,716 shares, respectively of Common Stock upon the completion of the initial public offering. For the year ended December 31, 2009, outstanding options to purchase Common Stock of 1,585,243, and unvested shares of restricted Common Stock of 1,197,607, or a total of 2,782,850 shares, were excluded from the computation of unaudited pro forma diluted net loss per common share as their effect would have been antidilutive. For the three months ended March 31, 2010, outstanding options to purchase Common Stock of 2,486,855, and unvested shares of restricted Common Stock of 1,014,001, or a total of 3,500,856 shares, were excluded from the unaudited pro forma diluted net loss per common share as their effect would have been antidilutive.

Upon the consummation of the initial public offering contemplated by the Company, all of the outstanding shares of Series A Preferred Stock will convert into shares of Common Stock. The March 31, 2010 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the Series A Preferred Stock outstanding into 35,101,716 shares of Common Stock.

Revenue Recognition —  The Company derives revenue primarily through fixed commitment contracts, under which the Company provides access to the IntraLinks Platform, including the IntraLinks cloud-based exchange environment, together with the related implementation, training, customer support and document scanning services. The Company’s customers do not have a contractual right, or the ability, to take possession of the IntraLinks software at any time during the hosting period, or contract with an unrelated third party to host the IntraLinks software. Therefore, revenue recognition for the Company’s services is not accounted for under the FASB’s specific guidance on software revenue recognition. The Company recognizes revenue for its services ratably over the related service period, provided that there is persuasive evidence of an arrangement; the service has been provided to the customer; collection is reasonably assured; the amount of fees to be paid by the customer is fixed or determinable; and the Company has no significant remaining obligation at the completion of the contracted term. In circumstances where the Company has a significant remaining obligation after completion of the initial contract term, revenue is recognized ratably over the extended service period. The Company’s contracts do not contain general rights of return. Certain of the Company’s contracts contain customer acceptance clauses, for which revenue is deferred until acceptance occurs.

Revenue is disclosed as net of a reserve for customer credits in the Consolidated Statement of Operations. Based on historical patterns of actual credit memos issued, the Company determined that at any

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

2. Summary of Significant Accounting Policies - (continued)

point in time, approximately 1% of revenue will be subject to the issuance of a credit memo to a customer. Credit memos are issued in order to resolve disputes with customers regarding previously invoiced amounts. All invoiced fees are supported by the terms of the contract, however when disputes arise, the Company may issue a credit memo to maintain the relationship with the customer. In all cases where the disputed amount is a result of the Company’s error, a credit memo will be issued to correct the error. Therefore, revenue disclosed as net of the estimated credit reserve is a more accurate reflection of the underlying business activity for each respective period and is in line with the requirement that all revenue recognized during the period is earned and realizable.

In accordance with the FASB’s guidance on multiple-deliverable arrangements, the Company has evaluated the deliverables in its arrangements to determine whether they represent separate units of accounting. The Company has determined that the services delivered to customers under its existing arrangements, which primarily include providing access to an IntraLinks-hosted workspace environment and the related implementation, training, customer support and document scanning services, represent a single unit of accounting. This determination was based on the Company’s conclusions that the delivered services do not have value to the customer on a stand-alone basis, and the customer could not resell the delivered services on a stand-alone basis.

Amounts invoiced in advance of revenue recognition are deferred until earned and such amounts are included as a component of Deferred revenue in the accompanying Consolidated Balance Sheets.

Stock-Based Compensation — The fair value of each option granted from the Company’s 2007 Stock Option and Grant Plan was estimated on the date of grant using the Black-Scholes option-pricing model (see Note 12 for further details). Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of the Company’s Common Stock price, (ii) the periods of time over which employees and board directors are expected to hold their options prior to exercise (expected life), (iii) expected dividend yield on the Company’s Common Stock, and (iv) a risk-free interest rate, which is based on quoted U.S. Treasury rates for securities with maturities approximating the options’ expected term. Expected volatility is estimated based on the Company’s public peer group. Expected term is based on the Company’s limited historical exercise experience with option grants with similar exercise prices and on comparisons to expected terms reported by peers in the Company’s industry. The expected dividend yield is zero as the Company has never paid dividends and does not currently anticipate paying any in the foreseeable future. Compensation expense for stock options is recorded over the requisite service period, less estimated forfeitures.

For grants of restricted Common Stock awards (“RSAs”), the Company records compensation expense based on the fair value of the shares on the grant date over the requisite service period, less estimated forfeitures.

Forfeitures of options and RSAs are estimated at the grant date and reduce the compensation recognized. The Company considers several factors when estimating future forfeitures, including types of awards, employee level and historical experience. Actual forfeitures may differ from current estimates.

Sales Commissions — Commissions payable to the Company’s sales staff are expensed in the period the related sales efforts are performed. Commission expense was $4,818 and $6,516, respectively, for the periods January 1, 2007 through June 14, 2007 (Predecessor Company) and June 15, 2007 through December 31, 2007 (Successor Company). Commission expense was $10,216 and $9,810, respectively, for the years ended December 31, 2008 and December 31, 2009. Commission expense was $2,414 and $1,834, respectively, for the three months ended March 31, 2009 and 2010. All amounts noted are included within Sales and marketing in the accompanying Consolidated Statements of Operations.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

2. Summary of Significant Accounting Policies - (continued)

Advertising — The Company expenses the cost for producing and communicating advertising and promoting its services when incurred.

Income Taxes — The Company accounts for income taxes on the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

The Company assesses whether it is necessary to establish a valuation allowance to reduce the deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company’s process includes collecting positive (e.g., sources of taxable income) and negative (e.g., recent historical losses) evidence and assessing, based on the evidence, whether it is more likely than not that the deferred tax assets will not be realized.

The Company recognizes the impact of a tax position if that tax position is more likely than not to be sustained upon audit, based on the technical merits of the tax position. This involves the identification of potential uncertain tax positions, the evaluation of tax law and an assessment of whether a liability for uncertain tax positions is necessary. The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The Company recognizes accrued interest expense and penalties related to the unrecognized tax benefits as additional tax expense.

Foreign Currency Translation and Transactions — The functional currencies of the Company’s foreign operations are British Pounds Sterling, Japanese Yen, Australian Dollars and the Euro, which are the local currencies in each of the foreign subsidiary locations. Adjustments resulting from translating foreign currency financial statements into U.S. dollars are recorded as a separate component of accumulated other comprehensive income within the Consolidated Statements of Changes in Preferred Stock and Stockholders’ Deficit.

Foreign currency transaction gains and losses are included in net income (loss) for each period presented. In 2009, approximately 11% of the contracts entered into with customers were based in foreign currency and approximately 9% of the Company’s expenses were incurred in foreign currency. The Company has not entered into any foreign currency hedging contracts, since exchange rate fluctuations did not have a material impact on operating results and cash flows. For the periods of January 1, 2007 through June 14, 2007 (Predecessor Company) and June 15, 2007 through December 31, 2007 (Successor Company), and for the years ended December 31, 2008 and December 31, 2009, and the three months ended March 31, 2009 and 2010, net gains (losses) of $9, $255, ($271), ($600), ($509) and ($206) respectively, were recorded as a component of Other expenses, after Loss from operations. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars primarily at the exchange rate on the balance sheet date, with a small number of transactions translated using the historical exchange rate on the date the transaction occurred. Revenue and expenses are translated on a monthly basis at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

2. Summary of Significant Accounting Policies - (continued)

Comprehensive (Loss) Income — Total comprehensive (loss) income, as found in the Consolidated Statements of Changes in Preferred Stock and Stockholders’ Deficit, is comprised of two components, net income (loss) and other comprehensive (loss) income. As of December 31, 2008 and 2009, and March 31, 2010, accumulated other comprehensive (loss) income consisted of the following:

	December 31,		March 31,
	2008	2009	2010
			(unaudited)
Foreign currency translation adjustments	$254	$40	$94
Loss on derivatives, net of tax	(6,019)	—	—
Total accumulated other comprehensive (loss) income	$(5,765)	$40	$94

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks, money market funds, commercial paper and U.S. Treasuries.

Restricted Cash — Restricted cash represents amounts held in escrow to cash-settle certain stock-based compensation awards which were unvested at the time of the Merger. Cash settlement and recognition of the related stock-based compensation expense occurs in line with the original vesting schedule for these awards.

Investments — Investments consist of bank time deposits with maturity dates in excess of three months and auction rate securities (“ARS”), which have interest rate resets every 90 days or less, but maturity dates in excess of 90 days. The Company’s bank time deposits with maturity dates in excess of three months are classified as trading securities and are recorded at fair value, with unrealized gains and losses recorded to “Other (income) expense” within the Consolidated Statement of Operations.

At December 31, 2008, the ARS were classified as long-term, due to the illiquidity in the market for these types of investments, as described in more detail in Note 4. In November 2008, the Company entered into an agreement with UBS AG (“UBS”) providing the Company with rights related to its investments in ARS (the “Rights”). The Rights permit the Company to require UBS to redeem the ARS at par value at any time during the period of June 30, 2010 through July 2, 2012. As a result, at December 31, 2009 and March 31, 2010 the ARS are classified as short-term, due to the Company’s intent to redeem its ARS for par value under the Rights, beginning on June 30, 2010. The enforceability of the Rights results in a separate freestanding instrument that is accounted for separately from the ARS portfolio. The Company elected to measure this instrument at fair value and also to classify the ARS as trading securities in order to match the respective fluctuations in fair value recorded in the Consolidated Statement of Operations. The net unrealized gains and losses on the ARS and Rights are reported in earnings as a component of Other expenses. Realized gains or losses on securities sold during the period are calculated based on the specific identification method.

Fair Value of Financial Instruments — The carrying amounts of the Company’s cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, approximate fair value due to the short-term maturities of these instruments. ARS and the Rights are measured and recorded at their respective fair values, as described in “Investments” above. See “Derivative Instruments and Hedging Activities” below for a discussion of the Company’s accounting policy for its interest rate swap.

Concentration of Credit Risk and Significant Customers — Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, investments and trade accounts receivable. Although the Company deposits its cash with more than one financial institution, its deposits, at times, may exceed federally insured limits. The Company has not

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

2. Summary of Significant Accounting Policies - (continued)

experienced any losses on cash and cash equivalent accounts to date and the Company believes it is not exposed to any significant credit risk related to cash. Additionally, the Company believes its cash on hand, positive cash flows and access to credit facilities provides sufficient liquidity to finance the Company’s anticipated working capital, interest expense and capital expenditure requirements for at least the next twelve months.

The Company operates globally with approximately 67% of total revenues derived from customers located in the United States and the remaining 33% derived from customers located in various international locations. Revenue derived from customers located in the United Kingdom during the years ended December 31, 2008 and 2009 and the three months ended March 31, 2009 and 2010 was $16,972, $15,617, $3,691 and $4,217, or 11.8%, 11.1%, 10.7% and 10.6% of total revenue, respectively. No other individual foreign country accounted for more than 10% of the Company’s revenue during these periods and no individual foreign country accounted for more than 10% of the Company’s revenue during the periods of January 1 through June 14, 2007 (Predecessor Company) and June 15 through December 31, 2007 (Successor Company). The Company holds no material long-lived assets outside of the United States.

No individual customer accounted for more than 10% of the Company’s revenue in the periods of January 1, 2007 through June 14, 2007 (Predecessor Company) or June 15, 2007 through December 31, 2007 (Successor Company), the years ended December 31, 2008 or 2009, or the three months ended March 31, 2009 and 2010. The Company does not require collateral from its customers and from time to time performs credit evaluations of customers’ financial conditions. Accounts receivable are due principally from large U.S. and European companies under stated contract terms and the Company provides for estimated credit losses at the time of sale. Such losses have not been significant to date. No individual customer accounted for more than 10% of the Company’s accounts receivable at December 31, 2008 and 2009 and March 31, 2010.

The Company evaluates the adequacy of the allowance for doubtful accounts on a quarterly basis. The evaluation includes historical loss experience, length of time receivables are past due, adverse situations that may affect a customer’s ability to repay and prevailing market conditions. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

The Company currently derives a substantial part of its revenue from the commercial banking and investment banking industries, and in particular, through the facilitation of corporate loan syndications and due diligence for mergers and acquisitions (“M&A”). As a result, the Company’s revenue is sensitive to the level of activity in both the corporate loan and M&A markets.

Property and Equipment, Net — Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of those assets, as follows:

Computers and software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of estimated useful life or remaining lease term

Repairs and maintenance costs are expensed as incurred.

Software Development Costs — The Company accounts for the cost of computer software developed or obtained for internal use of its application service by capitalizing qualifying costs, which are incurred during the application development stage and amortizing them over the software’s estimated useful life. Costs incurred in the preliminary and post-implementation stages of the Company’s products are expensed as

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

2. Summary of Significant Accounting Policies - (continued)

incurred. The amounts capitalized include external direct costs of services used in developing internal-use software and for payroll and payroll-related costs of employees directly associated with the development activities. The Company amortizes capitalized software over the expected period of benefit, which is three years, beginning when the software is ready for its intended use.

Goodwill and Other Intangible and Long-Lived Assets — The Company does not amortize goodwill, but reviews goodwill at the reporting unit level for impairment on an annual basis, and when events or circumstances indicate that the carrying value of the asset may be impaired. The Company has one reporting unit that is assessed in the impairment testing process, which is performed annually as of October 1. The impairment test involves a two-step process. The first step of the impairment test requires a comparison of the fair value of the reporting unit to the carrying value. If the carrying value of the reporting unit is less than the fair value, no indication of impairment exists and a second step is not performed. If the carrying value of the reporting unit is higher than its fair value, there is an indication that an impairment may exist and a second step must be performed. In the second step, the impairment is computed by comparing the implied fair value of the goodwill with the carrying amount of the goodwill. If the carrying amount is greater than the implied fair value, an impairment loss must be recognized for the excess and charged to operations. There were no impairments of goodwill in any of the periods presented in these consolidated financial statements.

Other Intangibles, net represents definite-lived intangible assets, which are being amortized over their estimated useful lives as follows:

Developed technology	10 years
Customer relationships	10 years
Contractual backlog	1½ years
Trade name	12 years
Non-compete agreement	3 years

Developed technology and contractual backlog are amortized on an accelerated basis, over their estimated useful lives at rates consistent with the expected future cash flows to be generated by the assets. All other definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives.

The Company’s long-lived assets include property and equipment and intangible assets subject to amortization, as noted above. Long-lived assets are evaluated for recoverability whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. In evaluating an asset for recoverability, the Company estimates the future cash flow expected to result from the use of the asset and eventual disposition. If the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. No impairments were recorded on long-lived assets for the periods presented in these consolidated financial statements.

Deferred Offering Costs — Deferred offering costs, consisting of legal, accounting and filing fees directly related to the initial public offering, are capitalized. The deferred offering costs will be offset against the Company’s planned initial public offering proceeds upon the effectiveness of the offering. In the event the offering is terminated, the deferred offering costs will be expensed. At March 31, 2010, deferred offering costs of $475 were included in Other assets on the Company’s Consolidated Balance Sheet. There were no deferred offering costs at December 31, 2008 or 2009.

Deferred Financing Costs — Certain financing costs related to the Merger were deferred as of the Merger Date and are being amortized on a straight-line basis, which approximates the interest rate method, over the

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

2. Summary of Significant Accounting Policies - (continued)

life of the loans. Amortized costs are presented separately as non-operating costs within the Company’s Consolidated Statements of Operations.

Derivative Instruments and Hedging Activities — The Company maintains an interest rate swap agreement to hedge its exposure to changes in the amounts of future cash flows, driven by the variable rates associated with the Company’s long-term debt. The interest rate swap is recorded on the balance sheet at fair value. The fair value of the interest rate swap is measured based on third-party dealer quotes and incorporating a credit valuation adjustment at each measurement date. The credit valuation adjustments represent discounts to consider the Company’s own credit risk, since the interest rate swap is in a liability position. Valuations may fluctuate considerably from period-to-period due to volatility in underlying interest rates, which is driven by market conditions and the duration of the derivative instrument. The Company does not use financial instruments or derivatives for any trading or other speculative purposes.

From the inception of the interest rate swap agreement through March 2009, the interest rate swap was designated as a cash flow hedge. During this time, hedge effectiveness was measured by comparing the change in fair value of the hedged item with the change in fair value of the derivative instrument. The effective portion of the gain or loss of the hedge was recorded on the Consolidated Balance Sheets under the caption “Accumulated other comprehensive (loss) income”. In March 2009, the Company amended certain provisions of the interest rate swap agreement, which caused the instrument to no longer qualify for hedge accounting. Therefore, as of the second quarter of 2009, all fair value adjustments, including the credit valuation adjustments, were recorded on the Consolidated Statements of Operations under the caption “Other expense”. The Company currently has no plans to re-designate the interest rate swap agreement as a cash flow hedge, and therefore expects all future fair value adjustments to be recorded in “Other expense”. See Note 9 for additional details.

Warranties and Indemnification — The Company’s revenue contracts generally provide for indemnification of customers against liabilities arising from third party claims that are attributable to the Company’s breach of its warranties or infringement of third party intellectual property rights, subject to contractual limitations of liability. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements as the Company currently has no infringement or warranty related disputes with customers or third parties.

The Company has entered into service level agreements with a minority of its customers warranting certain levels of uptime reliability and permitting those customers to receive credits or terminate their arrangement in the event that the Company fails to meet those levels. To date, the Company has not provided credits nor had any agreement cancelled based on these service level agreements.

The Company warrants that its service is provided in a manner reasonably designed for the secure transmission of customer data. The Company does not monitor its exposure to customer contracts in terms of maximum payout. In the event of an infringement claim giving rise to indemnification liability, the Company has the right to satisfy such obligations by providing a workaround or may suspend or terminate service to mitigate any liability. The Company relies on a risk framework to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. Factors that it considers in determining exposure include the fact that the Company disclaims liability for consequential and indirect damages, including for loss of data, resulting from any breach of contract and that the Company, to date, has never had to do any make-good rework or been impacted by any payout in connection with any of these

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

2. Summary of Significant Accounting Policies - (continued)

guarantees. Thus, the potential for the Company to be required to make payments under these arrangements is remote and, accordingly, no contingent liability is carried on the Consolidated Balance Sheet for these transactions.

Net Loss Per Share — Basic loss per share is computed using net loss and the weighted average number of common shares outstanding. Diluted loss per share reflects the weighted average number of common shares outstanding plus any potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of shares issuable upon the exercise of stock options and unvested shares of restricted Common Stock (using the treasury stock method) and conversion of preferred shares (using the as converted method). Common equivalent shares are excluded from the diluted computation if their effect is anti-dilutive.

Segment Information — The Company operates in one reportable segment, as management makes operating decisions and assesses performance based on one single operating unit.

Newly Adopted Accounting Pronouncements

Effective January 1, 2007, the Company adopted the provisions under the FASB’s guidance for accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return (currently under ASC 740-10). The literature also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of this guidance did not result in any cumulative adjustment as there were no uncertain tax positions prior to January 1, 2007.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (currently under Accounting Standards Codification (“ASC”) 815-10, Derivatives and Hedging). This standard requires enhanced disclosures about an entity’s derivative and hedging activities, and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The Company adopted this standard for the year ended December 31, 2009. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, (currently under ASC 855-10), which provides guidance on management’s assessment of subsequent events and establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Such disclosures includes disclosing the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. This guidance is effective prospectively for interim or annual financial periods ended after June 15, 2009. The Company adopted this guidance for the year ended December 31, 2009. See Note 19 for Subsequent Events disclosures.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of SFAS No. 140 (“FAS 166”), and SFAS No. 167, Amendment to FASB Interpretation No. 46(R) (“FAS 167”). FAS 166 amends the derecognition guidance and eliminates the exemption from consolidation for qualifying special-purpose entities (“QSPEs”) in ASC 860, Transfer and Servicing. As a result, a transferor will need to evaluate all existing QSPEs to determine whether they must now be consolidated in

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

2. Summary of Significant Accounting Policies - (continued)

accordance with FAS 167, which amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under ASC 810, Consolidation (“ASC 810”), and all entities and enterprises currently within the scope of ASC 810, as well as QSPEs that are currently excluded from the scope of ASC 810. FAS 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. FAS 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The Company adopted this guidance as of January 1, 2010. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of SFAS No. 162, (currently under ASC 105-10). The Statement establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted this guidance in the year ended December 31, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures About Fair Value Measurements (“ASU 2010-06”), which amends ASC 820, Fair Value Measurements and Disclosures, to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. Early adoption is permitted. The Company adopted the guidance related to the Level 1 and 2 disclosures during the three months ended March 31, 2010, and is currently evaluating the impact of the provisions of ASU 2010-06, related to the Level 3 disclosures, on the consolidated financial statements, however, the Company does not expect this to have a material impact.

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-13 amends the current guidance on arrangements with multiple deliverables under ASC 605-25, Revenue Recognition — Multiple-Element Arrangements, to (a) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements; (b) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account; (c) eliminate the residual allocation method which will be replaced by the relative selling price allocation method for all arrangements; and (d) significantly expand the disclosure requirements. ASU 2009-13 is effective for new or materially modified arrangements in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. If early adoption is elected and the period of adoption is not the beginning of the fiscal year, retrospective application from the beginning of the fiscal year of adoption and additional disclosure are required. Retrospective application for all prior periods presented in the financial statements is also permitted, but not required. The Company is currently evaluating the impact, if any, of these provisions of ASU 2009-13 on the consolidated financial statements.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

3. Merger Transaction

In the Merger (described in Note 1), the Company was the surviving operating entity, and as of the Merger Date, IntraLinks Holdings became the sole stockholder of IntraLinks, Inc. There are no minority interests in IntraLinks, Inc.

Immediately prior to the Merger, all shares of Predecessor Series 1 Redeemable Convertible Preferred Stock were converted to Predecessor Common Stock at a rate of 9.308 shares of preferred to one share of common. In the Merger, all outstanding shares of Predecessor Common Stock were cancelled and converted to a right to payment in the amount of $35.78826 per share (for which the total amount is herein referred to as the “Cash Consideration”), subject to adjustment as described below. A portion of the total Cash Consideration (in the amount of $1,069) representing any Company Common Stock that had been issued pursuant to the 2004 Stock Option Plan and that remained subject to repurchase as of the Merger Date (“Unvested Common Stock”), was held in escrow by the Company pursuant to the terms of the Merger and was paid out as of December 31, 2008. As of the Merger Date, all options previously issued under the Company’s 2004 Stock Option Plan and outstanding immediately prior to the Merger were cancelled. Option holders received certain consideration in the Merger as described below. Under agreements made with TA, certain holders of Series 1 Redeemable Convertible Preferred Stock received shares of Series A Preferred Stock in the Merger, in lieu of the Cash Consideration.

In the Merger, holders of vested stock options issued under the 2004 Stock Option Plan received a right to payment equal to the amount by which the per share Cash Consideration exceeded the exercise price of each vested option (the “Net Option Value”). A portion of the Net Option Value was set aside in escrow pursuant to certain terms of the Merger. With respect to unvested stock options, the terms of the Merger provided for holders (“Unvested Option Holders”) to receive either (i) a contingent right to the Net Option Value of each unvested option, payable, and subject to forfeiture, according to the holder’s original vesting schedule, or (ii) the full Net Option Value of each unvested option, a portion of which was withheld for the payment of taxes and a portion of which was applied to the purchase of Series A Preferred Stock.

The Merger was accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date. The Company is amortizing its definite lived intangible assets over a weighted-average life of 9.8 years. In addition, the Company recorded goodwill, which represents the excess of the purchase price over the fair value of net assets acquired. This goodwill is not tax deductible and has been tested for impairment on an annual basis.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

3. Merger Transaction - (continued)

The following table summarizes the allocation of purchase price and the fair values of the assets acquired and liabilities assumed at the date of the acquisition.

As of June 14, 2007
Cash	$30,214
Other current assets	24,001
Other long-term assets	796
Property, plant and equipment	5,111
Goodwill	215,478
Technology	132,369
Customer relationships	141,747
Contractual backlog	9,219
Trade name	14,618
Non-compete agreement	728
Total assets	$574,281
Deferred tax liability	$81,644
Other liabilities	45,235
Total liabilities	$126,879
Net assets acquired	$447,402

The $447,402 of net assets acquired consists of $363,496 cash paid to selling common and preferred shareholders and vested option holders, $66,027 of stock exchanged by stockholders of Predecessor into Successor, $14,005 of unvested stock compensation costs and $3,874 of buyer deal costs.

Unaudited pro forma results of operations for the year ended December 31, 2007, assuming the transaction had been completed as of January 1, 2007, are as follows:

Year Ended December 31, 2007
Revenue	$122,714
Net loss	$(38,468)
Net loss per share – basic and diluted	$(50.51)

4. Investments and Fair Value Measurements

During the three months ended March 31, 2010, the Company made investments in bank time deposits with maturity dates in excess of three months. The Company has classified these investments as trading securities, with unrealized gains and losses recorded to “Other (income) expense” within the Consolidated Statement of Operations. The fair value measurement for these bank time deposits is determined by obtaining quotes from the financial institution, as these time deposits are not traded on an active market. Therefore, the bank time deposits are categorized as Level 2 assets, as shown in the table below. The unrealized loss on bank time deposits recorded to “Other (income) expense” as of March 31, 2010, was $7.

At December 31, 2008 and 2009 and March 31, 2009, the Company held investments in auction rate securities (“ARS”) at par value of $3,500, $3,450, and $2,900, respectively. In mid-February 2008, liquidity

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

4. Investments and Fair Value Measurements - (continued)

issues in the global credit markets resulted in the failure of auctions representing substantially all of the auction-rate securities held, as the amount of securities submitted for sale in those auctions exceeded the amount of bids.

The Company’s auction-rate investments are backed by pools of student loans guaranteed by the U.S. Department of Education. The Company continues to believe that the credit quality of these securities is high based on this guarantee. To date, interest payable on all of the auction-rate securities has been collected when due and is expected to continue to be collected in the future. For each unsuccessful auction, the interest rate for each security moves to a defined maximum rate, generally reset periodically at a level higher than defined short-term interest benchmarks. While the recent auction failures may limit the Company’s ability to liquidate these investments for some period of time, the Company does not believe the auction failures will materially impact the Company’s ability to fund its working capital needs, capital expenditures or other business requirements.

The inactive market for ARS would indicate that these securities do not have a readily determinable market value. Accordingly, the estimated fair value of the ARS does not approximate par value. At December 31, 2008, the Company utilized a discounted cash flow approach to measure the fair value of the ARS investments. Based on this Level 3 valuation, the Company valued its ARS at $2,940, which represents a decline in value of $560 from par. At December 31, 2009, the Company measured the fair value of the ARS using a discounted cash flow approach consistent with the prior year, resulting in a fair value of $3,414, which after consideration of a redemption of certain securities at $50 par value which occurred during the year, represents an increase of $524 over the prior year measurement. At March 31, 2010, the Company measured the fair value of the ARS using a discounted cash flow approach consistent with prior periods, resulting in a fair value of $2,873, which after consideration of a redemption of certain securities at $550 par value during the period, represents an increase of $9 over the December 31, 2009 measurement.

The assumptions used in the discounted cash flow approach were based on data available at each respective measurement date and include estimates of interest rates, timing and amount of cash flows, credit and liquidity premiums and expected holding periods of the ARS. Given the current market environment, these assumptions are volatile and subject to change, and thereby could result in significant changes to the fair value of ARS.

In November 2008, the Company entered into an agreement with UBS AG (“UBS”) providing the Company with rights related to its investments in ARS (the “Rights”). The Rights permit the Company to require UBS to redeem the ARS at par value at any time during the period of June 30, 2010 through July 2, 2012. Additionally, UBS has the right, at its discretion, to purchase or sell the Company’s ARS at any time until July 2, 2012, so long as payments are received at par value upon any sale or disposition. The Company intends to redeem its ARS for par value under the Rights, beginning on June 30, 2010. The enforceability of the Rights results in a separate freestanding instrument that is accounted for separately from the ARS portfolio. The Company elected to measure this instrument at fair value and also to classify the ARS as trading securities in order to match the respective fluctuations in fair value recorded in the Consolidated Statement of Operations. The Company valued the Rights using a discounted cash flow approach, based on data available at each reporting date, which includes estimates of interest rates, timing and amount of cash flows and an adjustment for any bearer risk associated with UBS’s financial ability to repurchase the ARS beginning June 30, 2010. Any change in these assumptions or market conditions would affect the value of these Rights.

At December 31, 2008, the Company recorded $560 as the initial value of the Rights within Other assets on the Consolidated Balance Sheet, as the difference between the fair value measurement of the Rights and

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

4. Investments and Fair Value Measurements - (continued)

the recorded decline in value of the ARS portfolio was insignificant. The gain of $560 on the initial recognition of the fair value of the Rights offset the loss on the ARS portfolio, resulting in no net impact on the Consolidated Statement of Operations as of December 31, 2008. At December 31, 2009 the fair value of the Rights was determined to be $36, using a discounted cash flow approach consistent with that used in the prior year. The loss on the decrease in fair value of the Rights of $524 offset the gain on the ARS portfolio, resulting in no impact on the Consolidated Statement of Operations as of December 31, 2009. At March 31, 2010, the fair value of the Rights was determined to be $27, using a discounted cash flow approach consistent with prior periods. The loss on the decrease in fair value of the Rights of $9 offset the gain on the ARS portfolio, resulting in no impact on the Consolidated Statement of Operations for the three months ended March 31, 2010. The Company believes that subsequent changes in the value of the Rights will continue to offset the subsequent fair value movements of the ARS.

Additionally, at December 31, 2009 and March 31 2010, the fair value of the ARS and Rights were classified as current assets (in Investments and Prepaid expenses and other current assets, respectively), on the Consolidated Balance Sheet, based on the Company’s intent and ability to require UBS to redeem the ARS at par value beginning June 30, 2010.

The fair value framework under the FASB’s guidance requires the categorization of assets and liabilities into three levels based upon the assumptions used to measure the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment. The three levels for categorizing assets and liabilities under the fair value measurement requirements are as follows:

•	Level 1: Fair value measurement of the asset or liability using observable inputs such as quoted prices in active markets for identical assets or liabilities;
•	Level 2: Fair value measurement of the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and
•	Level 3: Fair value measurement of the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.

As of December 31, 2008 the fair values of the Company’s financial assets and liabilities are categorized as presented in the table below:

	Total	Level 1	Level 2	Level 3
Assets
Short-term treasuries	$8,800	$8,800	—	—
Money market funds	149	149	—	—
Total cash equivalents	$8,949	$8,949	$—	$—
Money market funds as restricted cash	$596	$596	$—	$—
Investments in ARS	$2,940	$—	$—	$2,940
Guarantee rights option on ARS investment	$560	$—	$—	$560
Liability
Interest rate swap(a)	$10,364	$—	$10,364	$—

(a)	Based on three-month U.S. Dollar LIBOR index, inclusive of a $3,400 credit valuation adjustment (see Note 9).

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

4. Investments and Fair Value Measurements - (continued)

As of December 31, 2009 the fair values of the Company’s financial assets and liabilities are categorized as presented in the table below:

	Total	Level 1	Level 2	Level 3
Assets
Money market funds	$12,970	$12,970	$—	$—
Total cash equivalents	$12,970	$12,970	$—	$—
Money market funds as restricted cash	$87	$87	$—	$—
Investments in ARS	$3,414	$—	$—	$3,414
Guarantee rights option on ARS investment	$36	$—	$—	$36
Liability
Interest rate swap(a)	$8,427	$—	$8,427	$—

(a)	Based on one-month U.S. Dollar LIBOR index, inclusive of a $494 credit valuation adjustment (see Note 9).

As of March 31, 2010 the fair values of the Company’s financial assets and liabilities are categorized as presented in the table below:

	Total	Level 1	Level 2	Level 3
Assets
Short term treasuries	$4,000	4,000	$—	$—
Money market funds	22	22	—	—
Total cash equivalents	$4,022	$4,022	$—	$—
Money market funds as restricted cash	$87	$87	$—	$—
Bank time deposits, maturities in excess of three months	$4,313	$—	$4,313	$—
Investments in ARS	$2,873	$—	$—	$2,873
Guarantee rights option on ARS investment	$27	$—	$—	$27
Liability
Interest rate swap(a)	$8,288	$—	$8,288	$—

(a)	Based on one-month U.S. Dollar LIBOR index, inclusive of a $365 credit valuation adjustment (see Note 9).

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

4. Investments and Fair Value Measurements - (continued)

During the three months ended March 31, 2010, there were no transfers in or out of the Company’s Level 1 or Level 2 assets or liabilities other than new investments made in bank time deposits with maturities in excess of three months. The changes in the fair value of Level 3 assets were as follows:

ARS
January 1, 2008	$—
Classification of ARS as trading securities (par value)	3,500
Loss on ARS portfolio	(560)
December 31, 2008	$2,940
Gain on ARS portfolio	524
Redemptions	(50)
December 31, 2009	$3,414
Gain on ARS portfolio*	9
Redemptions*	(550)
March 31, 2010*	$2,873

*	Unaudited

Guarantee Rights Options
January 1, 2008	$—
Gain on acceptance of Rights	560
December 31, 2008	$560
Loss on Rights	(524)
December 31, 2009	$36
Loss on Rights*	(9)
March 31, 2010*	$27

*	Unaudited

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

5. Goodwill and Other Intangibles

There have been no changes in the carrying amount of goodwill since the Merger date and through March 31, 2010.

As of March 31, 2010, Other intangibles consists of the following:

	Definite-Lived Intangible Assets
	Developed Technology	Customer Relationships	Contractual Backlog	Trade Name	Non-Compete Agreement	Total
Acquired value at June 15, 2007	$132,369	$141,747	$9,219	$14,618	$728	$298,681
Amortization	(14,340)	(7,679)	(6,743)	(660)	(131)	(29,553)
Net book value at December 31, 2007	$118,029	$134,068	$2,476	$13,958	$597	$269,128
Amortization	(26,474)	(14,174)	(2,476)	(1,218)	(243)	(44,585)
Net book value at December 31, 2008	$91,555	$119,894	$—	$12,740	$354	$224,543
Amortization	(19,304)	(14,174)	—	(1,218)	(243)	(34,939)
Net book value at December 31, 2009	$72,251	$105,720	$—	$11,522	$111	$189,604
Amortization*	(3,309)	(3,544)	—	(304)	(61)	(7,218)
Net book value at March 31, 2010*	$68,942	$102,176	$—	$11,218	$50	$182,386

*	Unaudited

The Company has not identified impairment for any of the definite-lived intangible assets recorded at the Merger Date, and no additional definite-lived intangible assets have been acquired through March 31, 2010.

Total intangible amortization expense is classified in each of the operating expense categories for the periods included below, as follows:

	Predecessor	Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,		Three Months Ended March 31,
			2008	2009	2009	2010
					(unaudited)
Cost of revenue	$—	$16,843	$26,474	$19,304	$4,826	$3,309
Product development	—	—	—	—	—	—
Sales and marketing	—	11,918	16,650	14,174	3,544	3,544
General and administrative	—	792	1,461	1,461	365	365
Total	$—	$29,553	$44,585	$34,939	$8,735	$7,218

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

5. Goodwill and Other Intangibles - (continued)

Estimated intangible amortization expense on an annual basis for the succeeding five years is as follows:

For the Year Ended December 31,	Amount
2010	$28,741
2011	28,630
2012	25,762
2013	23,335
2014	23,335
Thereafter	59,801
Total	$189,604

6. Fixed Assets and Capitalized Software

Fixed assets consisted of the following at:

	December 31,		March 31, 2010
	2008	2009
			(unaudited)
Computer and office equipment and software	$5,630	$10,642	$11,497
Furniture and fixtures	378	644	670
Leasehold improvements	62	1,528	1,502
Total fixed assets	6,070	12,814	13,669
Less: Accumulated depreciation and amortization	(1,202)	(5,750)	(6,649)
Fixed assets, net	$4,868	$7,064	$7,020

Capitalized software consisted of the following at:

	December 31,		March 31, 2010
	2008	2009
			(unaudited)
Capitalized software	$20,129	$30,307	$34,444
Less: Accumulated amortization	(1,534)	(9,573)	(12,018)
Capitalized software, net	$18,595	$20,734	$22,426

Depreciation expense relating to fixed assets for the periods January 1, 2007 through June 14, 2007 (Predecessor Company) and June 15, 2007 through December 31, 2007 (Successor Company), the years ended December 31, 2008 and 2009, and the three months ended March 31, 2009 and 2010, was $2,914, $1,843, $3,109, $3,528, $902 and $903, respectively.

Amortization expense of capitalized software for the years ended December 31, 2008 and 2009, and the three months ended March 31, 2009 and 2010, was $1,534, $8,039, $2,062 and $2,446, respectively. No amortization of capitalized software was recorded in the period from January 1, 2007 through June 14, 2007 (Predecessor Company) or from June 15, 2007 through December 31, 2007 (Successor Company), as none was determined to be ready for its intended use.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following at:

	December 31,		March 31, 2010
	2008	2009
			(unaudited)
Sales commissions and bonuses	$6,409	$8,316	$2,850
Current portion of interest rate swap	4,457	5,115	5,036
Current portion of long-term debt	3,211	2,530	1,350
Professional fees	419	275	150
Restructuring reserve	657	732	175
Current portion of capital lease obligations	111	29	10
Accrued interest payable	57	53	53
Other accrued expenses	6,837	4,908	5,383
Total accrued expenses and other current liabilities	$22,158	$21,958	$15,007

8. Income Taxes

The following is a summary of the Company’s income (loss) before provision (benefit) for income taxes by jurisdiction:

	Predecessor	Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,
			2008	2009
U.S.	$(277)	$(27,630)	$(40,884)	$(43,396)
Non-U.S.	695	885	888	210
Total income (loss) before provision (benefit) for income taxes	$418	$(26,745)	$(39,996)	$(43,186)

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

8. Income Taxes - (continued)

Information pertaining to the Company’s provision (benefit) for income taxes is as follows:

	Predecessor	Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,
			2008	2009
Provision (benefit) for income taxes
Current:
Federal	$—	$43	$411	$344
State and local	237	332	188	248
Foreign	—	60	532	280
Total Current	$237	$435	$1,131	$872
Deferred:
Federal	$—	$(8,487)	$(13,491)	$(16,086)
State and local	—	(1,685)	(3,038)	(2,914)
Foreign	—	—	—	(287)
Total Deferred	$—	$(10,172)	$(16,529)	$(19,287)
Total (benefit) provision for income taxes	$237	$(9,737)	$(15,398)	$(18,415)

A reconciliation of the provision for income taxes at the U.S. Federal statutory income tax rate of 35% to the Company’s effective income tax rate is as follows:

	Predecessor	Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,
			2008	2009
Tax at U.S. federal statutory rate	$133	$(9,347)	$(13,999)	$(15,115)
State taxes, net of federal income tax effect	154	(1,352)	(2,850)	(2,667)
Non-deductible expenses	85	902	1,049	1,178
Foreign taxes	—	—	290	417
R&D	—	—	(67)	(2,211)
Other	—	60	179	(17)
Net operating losses (“NOL”)	(135)	—	—
Total	$237	$(9,737)	$(15,398)	$(18,415)

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

8. Income Taxes - (continued)

Deferred income taxes result from tax attributes (including R&D tax credits and federal net operating loss carryforwards) and temporary differences between the recognition of items for income tax purposes and financial reporting purposes. The following illustrates the attributes and the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2008 and 2009:

	December 31,
	2008	2009
Net operating loss carryforwards – current portion	$6,540	$3,483
Accrued expenses	1,141	2,431
Allowance for doubtful accounts	1,074	1,023
Research and development credit	—	42
Current deferred tax assets	$8,755	$6,979
Net operating loss carryforwards – long-term portion	$24,833	$22,064
Deferred interest expense	5,668	8,687
R&D tax credit carryforwards	—	3,750
Unrealized loss	4,299	3,462
AMT tax credit carryforwards	729	964
Other	—	325
Long-term deferred tax assets	$35,529	$39,252
Valuation allowance	—	—
Total deferred tax assets	$44,284	$46,231
Stock-based compensation – current portion	$(181)	$—
Current deferred tax liabilities	$(181)	$—
Depreciation and amortization	(94,148)	(80,621)
Bonus accrual adjustment	—	(888)
Stock-based compensation – long-term portion	$(663)	$(325)
Branch taxes	—	(137)
Long-term deferred tax liabilities	$(94,811)	$(81,971)
Total deferred tax liabilities	$(94,992)	$(81,971)
Net deferred tax liabilities	$(50,708)	$(35,740)

During 2008, the Company recorded a deferred tax asset of $1,279 primarily in connection with unrealized losses on investments and currency translation adjustments as a component of other comprehensive income. During 2009, the Company recorded an increase in deferred tax asset of $135 for the unrealized loss on investment and reclassified $4,411 from Other Comprehensive Income to the Consolidated Statement of Operations. In addition, the Company recorded a deferred tax liability in connection with foreign branch currency translation adjustments of $52.

As of December 31, 2008 and 2009, the Company had federal net operating loss carryforwards of $80,768 and $62,401, respectively, which expire at various years through 2027, if not utilized. For each of the years ended December 31, 2008 and 2009, $4,347 of excess tax deduction attributable to equity compensation is included in the Company’s federal net operating loss carryforward, but is not included in the deferred tax assets above. Such amount will be recorded to additional paid-in capital when it reduces federal income taxes

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

8. Income Taxes - (continued)

payable. Due to ownership changes in 2001, 2004, and 2007, the net operating losses are subject to limitations pursuant to IRC Section 382 and similar State provisions.

Effective January 1, 2007, the Company adopted the provisions under the FASB’s guidance for accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption did not result in any cumulative adjustment as the Company determined that there were no uncertain tax positions prior to January 1, 2007.

The following table summarizes the activity related to the Company’s unrecognized tax benefits since adoption:

	2007	2008	2009
Beginning Balance as of January 1	$—	$47	$252
Additions based on tax positions related to the current year	47	109	245
Additions for tax positions of prior years	—	96	1,742
Reductions for tax positions of prior years	—	—	—
Reductions from lapse of applicable statutes of limitations	—	—	—
Settlements	—	—	—
Balance as of December 31	$47	$252	$2,239

Included in the unrecognized tax benefits of $2,239 as of December 31, 2009 was $1,545 of tax benefit that if recognized would impact the effective income tax rate.

The liability related to unrecognized tax benefits is classified within Other Long-term Liabilities on the Consolidated Balance Sheet.

At December 31, 2009, total accrued interest and penalties related to the unrecognized tax benefits were $113, which includes $13 recorded during the six and one-half months ended December 31, 2007, and $63 and $37 recorded during the years ended December 31, 2008 and 2009, respectively. These amounts are recorded as additional tax expense during the respective periods.

Due to the Company’s history of net operating losses, with the exception of 2005, all years are open for examination by federal and state taxing authorities. The Company is also subject to income tax examinations by foreign tax authorities for all open tax years. There are no tax audits currently ongoing. The Company’s management believes it has adequately reserved for all uncertain tax positions. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events.

The Company does not anticipate that the total amounts of unrecognized tax benefits will significantly increase or decrease over the next twelve months.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

9. Debt and Derivative Financial Instrument

Debt

Long-term debt consists of the following:

	December 31,		March 31, 2010
	2008	2009
			(unaudited)
First Lien Credit Agreement (“First Lien Credit Facility”)	$132,975	$129,765	$128,248
Second Lien Credit Agreement (“Second Lien Credit Facility”):
– Tranche B, net of discount of $923, $768 and $729, respectively	29,077	29,232	29,271
– Tranche C	35,000	35,000	35,000
Holdings Senior PIK Credit Agreement (“PIK Loan”)	90,323	99,046	99,046
Total notes	287,375	293,043	291,565
Less: current portion	(3,211)	(2,530)	(1,350)
Total long-term debt	$284,164	$290,513	$290,215

Based on available market information, the estimated fair value of the Company’s long-term debt was approximately $258,265 as of March 31, 2010.

In connection with IntraLinks Holdings’ financing of the Merger, the Company entered into three credit agreements, dated June 15, 2007.

First Lien Credit Facility

The First Lien Credit Facility, held by IntraLinks, Inc., provides for term loans in the aggregate principal amount of $135,000, and quarterly installment payments equal to 0.25% of the initial principal balance due on the last day of each quarter, which commenced on September 30, 2007 and continues for 27 installments, with the balance due in a final installment on June 15, 2014. Additionally, the First Lien Credit Facility includes a requirement for mandatory prepayments based on excess free cash flow. The term loans under the First Lien Credit Facility bear interest at the Eurodollar Rate (as defined in the credit agreement) plus 2.75% per annum, which was 6.51% as of December 31, 2008 and 2.98% as of both December 31, 2009 and March 31, 2010, respectively.

In March 2009, the Company made an election allowable by the credit agreement to change the basis which determines the variable Eurodollar interest rate from three-month LIBOR to one-month LIBOR, with a corresponding change in the timing of interest payments to be due on the last business day of each month (whereas prior to this change they were due on the last day of each quarter).

The First Lien Credit Facility also provides for a $15,000 revolving line of credit, of which $13,413 was unused as of March 31, 2010. At December 31, 2008 and 2009 and March 31, 2010, $882, $1,587 and $1,587 of the revolving line of credit, respectively, was reserved for standby letters of credit for operating lease agreements related to the Company’s various office locations. The interest rate on amounts outstanding on the revolving line of credit was 0.5% for each of the years ended December 31, 2008 and 2009 and for the three months ended March 31, 2010.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

9. Debt and Derivative Financial Instrument - (continued)

The current portion of long-term debt reflects the quarterly mandatory principal payments of approximately $338 on the First Lien Credit Facility due in the following year. Current portion of long-term debt aggregated $1,350 for each year ended December 31, 2008 and 2009, plus an additional mandatory principal amount to be paid within 105 days of the Company’s year-end of $1,861 and $1,180, respectively, based on a calculation as defined in the credit agreement. Current portion of long-term debt aggregated to $1,350 for the three months ended March 31, 2010.

Second Lien Credit Facility

The Second Lien Credit Facility, held by IntraLinks, Inc., provides for two tranches of term loans, Tranche B in the amount of $30,000 and Tranche C in the amount of $35,000. Both tranches are due in full on the maturity date of December 15, 2014. Tranche B bears interest at the rate of 11.0% per annum through its maturity date. Tranche C bears interest at the Eurodollar Rate (as defined in the credit agreement) plus 5.75% per annum, which was 9.51% at December 31, 2008 and 5.98% at both December 31, 2009 and March 31, 2010, respectively. Interest payments for Tranche B are due on the last business day of each March, June, September and December.

Similar to the change noted for the First Lien Credit Facility above, in March 2009, the Company made an election allowable by the credit agreement to change the basis which determines the variable Eurodollar interest rate on the Tranche C term loan from three-month LIBOR to one-month LIBOR, with a corresponding change in the timing of interest payments to be due on the last business day of each month.

The Second Lien Credit Facility permits, at the Company’s option, interest on the Tranche C term loan to be payable in full or in part in kind by adding the accrued interest to the principal of the term loans, which thereafter accrues interest at the rate stated above, plus a PIK margin of 0.5%. To date, the Company has not paid any of the interest on the Tranche C term loan in kind, either in part or in full.

In connection with the Merger, the Company issued and sold to affiliates of TA Associates, Inc., one of the Company’s 5% stockholders, an aggregate of 20,557,900 shares of Series A-2 preferred stock at a price of $4.92414 per share (see Note 10) and 761,554 shares of Common Stock for a total of $761.55 and in consideration for the issuance of the $30,000 loan described above. The Company recognized a debt discount of $1,164 representing the relative fair value associated with the issuance of the 761,554 shares of Common Stock.

PIK Loan

The PIK Loan, held by IntraLinks Holdings, provides for loans in the amount of $75,000 that are due in full on the maturity date of June 15, 2015. The PIK Loan bears interest at the rate of 12.0% per annum prior to June 15, 2009 and 13.0% per annum thereafter. Interest payments are due on the last business day of each March, June, September and December, which commenced on June 30, 2007. PIK Loan interest is automatically payable in kind and added to the principal balance of the PIK Loan, which thereafter accrues interest. Under terms of the First Lien Credit Facility, the Company may elect to pay PIK Loan interest in cash in amounts up to $2,000 per year and an additional $7,500 over the term of the loan. All PIK Loan interest through December 31, 2008 and the first nine months of 2009, was paid-in-kind, adding to the principal amount due. On December 31, 2009 and March 31, 2010, the Company exercised its option and elected to pay the quarterly interest due in cash of $3,290 and $3,219, respectively. The effective interest rate on the PIK Loan for the year ended December 31, 2009 was 12.6%.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

9. Debt and Derivative Financial Instrument - (continued)

The following table summarizes the interest expense incurred on long-term debt:

	Predecessor	Successor			Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,		Three Months Ended March 31,
			2008	2009	2009	2010
					(unaudited)
First Lien Credit Facility	$—	$6,068	$8,601	$4,552	$1,423	$995
Second Lien Credit Facility
– Tranche B, inclusive of $0, $84, $155, $155, $39 and $39 related to debt discount, respectively	—	1,881	3,547	3,501	864	864
– Tranche C	—	2,145	3,292	2,259	632	523
PIK Loan	—	5,024	10,299	12,013	2,709	3,219
Interest Rate Swap (see below)	—	126	3,123	6,668	1,390	1,443
Total interest expense on long-term debt	$—	$15,244	$28,862	$28,993	$7,018	$7,044

Collateral on the First and Second Lien Facilities includes interests and liens against all of the assets of the Company and its subsidiaries, including a pledge of 100% of the equity interests in the Company’s domestic subsidiaries and an obligation to pledge 65% of the equity interests in the Company’s direct foreign subsidiaries.

The borrowings under these agreements are subject to certain affirmative and negative covenants, both financial and non-financial. These covenants include the timely submission of audited financial statements to the lender, as well as customary restrictions on certain activities, including the following, which are subject to lender approval, with certain exceptions:

•	incurring additional indebtedness;
•	creating liens or other encumbrances on the Company’s assets;
•	engaging in merger or acquisition transactions;
•	capital expenditures;
•	making investments; and
•	entering into asset sale agreements or paying dividends or making distributions on and in certain cases, repurchasing the Company’s stock.

Additionally, the borrowings (including the available revolving line of credit under the First Lien Credit Facility) contain a financial covenant limiting the Company’s senior secured debt to Adjusted EBITDA ratio for the trailing four quarters to 6.5 to 1.0 as of the last day of each fiscal quarter through the maturity date. The Company was in compliance with these covenants as of December 31, 2008 and 2009, and March 31, 2010. These agreements also contain customary events of default, including, but not limited to, cross-defaults among these agreements. Although we currently expect to remain in compliance with these existing covenants,

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

9. Debt and Derivative Financial Instrument - (continued)

any breach of these covenants, or a change in control, could result in a default, and subsequent cross-defaults, under the credit agreements, which could cause all of the outstanding indebtedness to become immediately due and payable, and terminate all commitments to extend further credit.

Annual maturities of debt at December 31, 2009, including $1,180 of additional mandatory principal amounts due in 2010, are as follows:

Amount
2010	$2,530
2011	1,350
2012	1,350
2013	1,350
2014	188,185
Thereafter	99,046
Total	$293,811

Derivative Financial Instrument

Interest Rate Swap Transaction

The Company has recorded the liability of the interest rate swap agreement at fair value at December 31, 2008 and 2009 and March 31, 2010 as follows:

	December 31,		March 31,
	2008	2009	2010
			(unaudited)
Interest rate swap liability	$10,364	$8,427	$8,288
Less: current portion as recorded within Accrued expenses and other current liabilities (see Note 7)	(4,457)	(5,115)	(5,036)
Total long-term liability as recorded within Other long-term liabilities	$5,907	$3,312	$3,252

On July 19, 2007, the Company entered into an interest rate swap agreement that fixed the interest rate at 5.43% on a beginning notional amount of $170,000, or 85% of the Company’s outstanding variable rate debt balance. The notional amount amortizes over a period ending June 30, 2012.

On March 25, 2009, in conjunction with the elections made on the First and Second Lien Credit Facility variable rate bases (from three-month LIBOR to one-month LIBOR, and quarterly interest payments to monthly), the Company amended the variable leg of its interest rate swap agreement to mirror the current terms of the First and Second Lien Facilities. The fixed rate payable on the interest rate swap was also revised from 5.43% to 5.25%.

The fair value of the interest rate swap derivative is derived from dealer quotes, which incorporate a credit valuation adjustment at the reporting date. The credit valuation adjustments represent discounts to consider the Company’s own credit risk, since the interest rate swap is in a liability position. Valuations may fluctuate considerably from period-to-period due to volatility in underlying interest rates, which is driven by market conditions and the duration of the swap. The Company recorded $3,400, $494 and $365 in credit valuation adjustments during the years ended December 31, 2008 and 2009, and the three months ended

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

9. Debt and Derivative Financial Instrument - (continued)

March 31, 2010, respectively. The value of the interest rate swap represents the estimated amount the Company would receive (or pay) to terminate the agreement at the respective measurement date.

Prior to March 25, 2009, the Company had not recorded any gain or loss due to ineffectiveness of the hedge, or as the result of a discontinuance of the hedge. Based on the changes made to the swap agreement on March 25, 2009, as of that date, the Company no longer qualified to use hedge accounting, and therefore recorded a loss of $10,653, which was reflected in Other expense in the Consolidated Statement of Operations as of December 31, 2009. The loss of $10,653 represents the accumulated fair value adjustments that were recorded through other comprehensive (loss) income on the Consolidated Balance Sheet, from the inception of the swap agreement through the date of the hedge de-designation.

The effects of derivative instruments on the consolidated financial statements were as follows as of December 31, 2008 and 2009, and March 31, 2010 (amounts presented exclude any income tax effects):

Fair Value of Derivative Instruments in the Consolidated Balance Sheets

		December 31,		March 31,
Instrument	Balance Sheet Location	2008	2009	2010
				(unaudited)
Interest rate swap agreement designated as a cash flow hedge	See table above	$10,364	$—	$—

Effects of derivative instruments on Other Comprehensive (Loss) Income and Consolidated Statements of Operations

Amount of gain (loss) recognized in Accumulated Other Comprehensive (Loss) Income on derivative (effective portion):

	Year Ended December 31,		Three Months Ended March 31, 2010
	2008	2009
			(unaudited)
Cash flow hedge – Interest rate swap	$(3,207)	$(1,399)	$—

Location and amount of loss reclassified from Accumulated Other Comprehensive (Loss) Income to the Consolidated Statements of Operations (effective portion):

	Predecessor	Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,			Three Months Ended March 31,
			2008		2009	2009	2010
						(unaudited)
Location:
Interest expense	$—	$(126)	$	(3,123)	$(1,390)	$(1,390)	$—

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

9. Debt and Derivative Financial Instrument - (continued)

Location and amount of income/(loss) recognized in the Consolidated Statements of Operations:

	Predecessor	Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,		Three Months Ended March 31,
			2008	2009	2009	2010
					(unaudited)
Location:
Other expense	$—	$—	$—	$(8,427)	$(10,653)	$139

10. Series A Preferred Stock

The following is a summary of the significant terms of the Series A Preferred Stock.

Series A-1 Preferred

There were 15,442,100 shares of Series A-1 Preferred Stock (“Series A-1 Preferred”) authorized with 15,335,806, 15,306,986 and 15,305,370 shares issued and outstanding at December 31, 2008 and 2009, and March 31, 2010, respectively. Series A-1 Preferred issued and outstanding also consisted of 201,730, 48,065 and 26,551 unvested shares issued under the Restricted Preferred Stock Plan (hereinafter defined, see Note 12) at December 31, 2008 and 2009, and March 31, 2010, respectively.

The rights and preferences of Series A-1 Preferred are as follows:

Dividends

The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock (hereinafter defined, see Note 11)) unless the holders of the Series A Preferred Stock, which includes both Series A-1 Preferred and Series A-2 Preferred Stock (“Series A-2 Preferred,” altogether with Series A-1 Preferred, “Series A Preferred”) then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred in the amount at least equal to, in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, the product of (i) the dividend payable on all shares of such class or series divided by the number of shares of Common Stock issuable upon conversion and (ii) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred or, in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred determined by (i) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series and (ii) multiplying such fraction by $4.92414, the Series A original issue price on such shares; provided that if the Company declares, pays or sets aside a dividend on more than one class of capital stock on the same date, the calculation that results in the highest dividend shall be used in calculating the Series A Preferred dividend.

Voting Rights

On matters presented to the stockholders of the Company for their consideration, the holders of the Series A Preferred have the right to one vote for each whole share of Common Stock into which their respective shares of Series A Preferred are convertible on the record date for the vote. In addition, a separate vote of at least 75% in interest of the issued and outstanding shares of Series A Preferred is required in order for the Company to effectuate, among other things, an amendment to its organizational documents, certain related party transactions, dividends, redemptions, repurchases, the issuance of additional shares and the merger, consolidation, business combination or reorganization of the Company.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

10. Series A Preferred Stock - (continued)

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred, subject to the rights of any outstanding debt instruments for borrowed money, shall be entitled to receive, in preference to the holders of Common Stock, the greater of (i) $4.92414 per share, the original issuance price of the Series A Preferred (as may be adjusted in accordance with the Company’s certificate of incorporation) plus any declared but unpaid dividends, or (ii) the amount per share that would have been payable had each share been converted into Common Stock immediately prior to such liquidation, dissolution or winding up. A liquidation is also deemed to occur on a consolidation or merger of the Company, a sale of all or substantially all of the Company’s assets, or the sale, exchange or transfer of voting control of the Company’s stockholders, in each case unless elected otherwise by the holders of at least 75% in interest of the issued and outstanding shares of Series A Preferred.

Conversion

Each share of Series A-1 Preferred is convertible into Common Stock at any time at the option of the holder of such shares at a conversion price equal to $4.92414 (as may be adjusted in accordance with the Company’s certificate of incorporation). In addition, all shares of Series A Preferred convert automatically upon either (i) the election of the holders of at least 75% in interest of the issued and outstanding shares of Series A Preferred or (ii) the closing of the sale of shares of Common Stock in a public offering where the per share offering price of the Common Stock is at least $14.77242, such offering results in at least $75,000 in proceeds, and the Common Stock is listed on the NYSE or NASDAQ.

Redemption

The shares of Series A Preferred are redeemable at the election of the holders of at least 75% in interest of the issued and outstanding shares of Series A Preferred by delivery of written notice to the Company of such election at any time on or after the fifth anniversary of the original issuance date of such shares. Such redemption rights are subject to restrictions in effect from time to time under the Company’s debt instruments.

Series A-2 Preferred

There were 20,557,900 shares of Series A-2 Preferred authorized, issued and outstanding at December 31, 2008 and 2009, and March 31, 2010.

The rights and preferences of Series A-2 Preferred are identical to Series A-1 Preferred, except as follows:

Conversion

Each share of Series A-2 Preferred is convertible into Common Stock at any time at the option of the holder of such shares at a conversion price equal to $5.1135686 (as may be adjusted in accordance with the Company’s certificate of incorporation). As a result of the difference in conversion rate between the A-1 and A-2 series, upon full conversion there would be a ratio resulting in less than one-to-one for the A-2 series. In addition, all shares of Series A Preferred convert automatically upon either (i) the election of the holders of at least 75% in interest of the issued and outstanding shares of Series A Preferred or (ii) the closing of the sale of shares of Common Stock in a public offering where the per share offering price of the Common Stock is at least $14.77242, such offering results in at least $75,000 in proceeds, and the Common Stock is listed on the NYSE or NASDAQ.

11. Common Stock

The Company had 41,000,000 shares of Common Stock, par value $0.001 per share (“Common Stock”) authorized as of December 31, 2008 and 2009 and March 31, 2010. As of December 31, 2008 and 2009, and March 31, 2010, there were 2,855,161, 3,152,669 and 3,183,248 shares of Common Stock issued and

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

11. Common Stock - (continued)

outstanding, respectively. Common Stock issued and outstanding consisted of 761,554 shares issued in connection with the Tranche B note of the Second Lien Agreement at December 31, 2008 and 2009, and March 31, 2010. Common Stock issued and outstanding also consisted of 1,507,216, 1,197,607, and 1,014,001 unvested shares issued under the 2007 Stock Option and Grant Plan (see Note 12) at December 31, 2008 and 2009, and March 31, 2010, respectively. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of holders representing at least 75% in interest of the issued and outstanding shares of Series A Preferred voting together a single class. Holders of Common Stock are entitled to one vote for each share of Common Stock.

12. Employee Stock Plans

The Company maintains several share-based compensation plans which are more fully described below. Total stock-based compensation expense related to all of the Company’s stock awards was included in various operating expense categories for the periods included below, as follows:

	Predecessor	Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,		Three Months Ended March 31,
			2008	2009	2009	2010
					(unaudited)
Cost of revenue	$179	$128	$173	$63	$22	$13
Product development	311	345	519	483	71	126
Sales and marketing	687	652	855	529	16	327
General and administrative	972	1,059	2,245	863	307	287
Total	$2,149	$2,184	$3,792	$1,938	$416	$753

Prior to the Merger, the Company maintained a stock option plan (the “2004 Plan”), which provided for the granting of stock options and restricted stock awards. As is presented in the table above, the Company recorded $2,149 in stock-based compensation expense during the period of January 1, 2007 through June 14, 2007 (Predecessor Company). In connection with the Merger, the Company terminated the 2004 Plan and adopted two new equity compensation plans for employees: (1) the Company’s 2007 Restricted Preferred Stock Plan (the “Restricted Preferred Stock Plan”), which permits grants of restricted Series A-1 Preferred shares; and (2) the 2007 Stock Option and Grant Plan, which permits grants of RSAs and options for shares of Common Stock.

Share-based payment awards to employees vest from the employee’s date of hire. These awards generally vest over four and a half years, with 25% vesting after the first year of service with the remaining 75% monthly thereafter. The awards have ten year contractual terms.

2007 Restricted Preferred Stock Plan

The maximum number of restricted Series A-1 Preferred shares authorized and issued under the 2007 Restricted Preferred Stock Plan was 2,033,320, all of which were granted on June 15, 2007, in conjunction with the Merger (see Note 3). There were 48,065 restricted Series A-1 Preferred shares unvested at December 31, 2009. No additional shares under the Restricted Preferred Stock Plan have been authorized or issued through December 31, 2009.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

12. Employee Stock Plans - (continued)

The following table summarizes the Restricted Preferred Stock Plan activity for the year ended December 31, 2009, and the three months ended March 31, 2010:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares at January 1, 2009	201,730	$4.92
Vested	(124,846)	4.92
Cancelled	(28,819)	4.92
Non-vested shares at December 31, 2009	48,065	4.92
Vested*	(19,897)	4.92
Cancelled*	(1,617)	4.92
Non-vested shares at March 31, 2010*	26,551	$4.92

*	Unaudited

The aggregate intrinsic value of restricted Series A-1 Preferred shares outstanding at December 31, 2009 and March 31, 2010 was $372 and $253, respectively. The intrinsic value for restricted Series A-1 Preferred shares is calculated based on the fair value of the underlying awards and the calculated fair value of such awards as of each respective period-end date.

The total fair value of shares vested during the periods of January 1, 2007 through June 14, 2007 (Predecessor Company), June 15, 2007 through December 31, 2007 (Successor Company), and the years ended December 31, 2008 and 2009, and the three months ended March 31, 2009 and 2010, was nil, $4,754, $3,742, $615, $212 and $98, respectively.

At December 31, 2009, there was $138 of total unrecognized compensation cost related to non-vested restricted Series A-1 Preferred shares which is expected to be recognized over a weighted average period of 0.59 years.

At March 31, 2010, there was $66 of total unrecognized compensation cost related to non-vested restricted Series A-1 Preferred shares which is expected to be recognized over a weighted average period of 0.42 years.

Stock-based compensation for the restricted Series A-1 Preferred shares during the periods of January 1, 2007 through June 14, 2007 (Predecessor Company), June 15, 2007 through December 31, 2007 (Successor Company), the years ended December 31, 2008 and 2009, and the three months ended March 31, 2009 and 2010 was nil, $2,142, $2,240, $487, $158 and $77, respectively.

2007 Stock Option and Grant Plan

The maximum number of shares of Common Stock initially reserved and available for issuance under the 2007 Stock Option and Grant Plan was 4,000,000 shares. Under the 2007 Stock Option and Grant Plan, the maximum number of shares will increase by one share automatically for every share of restricted Series A-1 Preferred issued under the Restricted Preferred Stock Plan that fails to vest and is cancelled. On March 8, 2010, an additional 4,000,000 shares of Common Stock were authorized for issuance under the 2007 Stock Option and Grant Plan, increasing the number of shares of Common Stock authorized for issuance to 8,000,000.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

12. Employee Stock Plans - (continued)

Stock Options

The following table summarizes the weighted average values of the assumptions used in the Black-Scholes pricing model to estimate the fair value of the options granted during each of the periods presented:

	Predecessor	Successor			Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,		Three Months Ended March 31,
			2008	2009	2009*	2010
					(unaudited)
Expected volatility	53.0%	77.7%	77.6%	77.0%	—	76.6%
Expected life of option	3.12 Years	5.96 Years	6.04 Years	5.94 Years	—	6.16 Years
Risk free interest rate	4.6%	3.4%	3.23%	2.61%	—	2.73%
Estimated forfeiture rate	20%	20%	2% – 15%	11% – 20%	—	11% – 20%
Expected dividend yield	0%	0%	0%	0%	—	0%

*	No options were granted during the three months ended March 31, 2009

The following table summarizes stock option activity for the year ended December 31, 2009 and the three months ended March 31, 2010:

	Option Shares	Weighted Average Exercise Price
Outstanding at January 1, 2009	1,432,428	$1.59
Granted	432,250	3.29
Exercised	(59,383)	1.59
Cancelled	(220,052)	1.63
Outstanding at December 31, 2009	1,585,243	2.03
Granted*	1,010,000	6.76
Exercised*	(72,365)	1.59
Cancelled*	(36,023)	2.06
Outstanding at March 31, 2010*	2,486,855	$3.97

*	Unaudited

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

12. Employee Stock Plans - (continued)

The following table contains additional information with respect to options outstanding at December 31, 2009 and March 31, 2010, respectively:

	Options Outstanding			Options Exercisable
	Number of Options Outstanding at December 31, 2009	Remaining Weighted Average Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2009	Remaining Weighted Average Life	Weighted Average Exercise Price
Exercise Price Ranges of:
$1.59	1,170,493	8.10	$1.59	609,128	8.06	$1.59
$3.29	414,750	9.47	3.29	3,304	9.67	3.29
	1,585,243	8.46	2.03	612,432	8.07	1.60

	Options Outstanding			Options Exercisable
	Number of Options Outstanding at March 31, 2010	Remaining Weighted Average Life	Weighted Average Exercise Price	Number Exercisable at March 31, 2010	Remaining Weighted Average Life	Weighted Average Exercise Price
Exercise Price Ranges of:
$1.59	1,060,605	7.84	$1.59	578,792	7.81	$1.59
$3.29	416,250	9.22	3.29	26,543	9.26	3.29
$6.76	1,010,000	9.91	6.76	—	—	—
	2,486,855	8.91	3.97	605,335	7.88	1.66

At December 31, 2009, the aggregate intrinsic value of stock options outstanding and exercisable was $9,028 and $3,755, respectively. At March 31, 2010, the aggregate intrinsic value of stock options outstanding and exercisable was $13,816 and $4,761, respectively. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the calculated fair value of such awards as of each respective period-end date.

The following table summarizes non-vested stock option activity for the year ended December 31, 2009 and the three months ended March 31, 2010:

	Option Shares	Weighted Average Grant Date Fair Value
Non-vested options outstanding at January 1, 2009	1,043,857	$1.12
Granted	432,250	6.23
Vested	(348,312)	1.17
Cancelled	(154,984)	1.31
Non-vested options outstanding at December 31, 2009	972,811	3.35
Granted*	1,010,000	7.05
Vested*	(85,003)	2.51
Cancelled*	(16,288)	4.04
Non-vested options outstanding at March 31, 2010*	1,881,520	$5.36

*	Unaudited

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

12. Employee Stock Plans - (continued)

The following table provides additional information pertaining to the Company’s stock options:

	Predecessor	Successor			Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,		Three Months Ended March 31,
			2008	2009	2009	2010
					(unaudited)
Weighted average grant-date fair value for options granted during the period	—	$1.12	$1.12	$6.23	—	$7.05
Total fair value of options vested	—	—	$451	$407	$134	$213

The intrinsic value of options exercised was insignificant during each of the periods presented above, except for the year ended December 31, 2009 and the three months ended March 31, 2010, which were $350 and $444, respectively.

At December 31, 2009, there was $2,332 of total unrecognized compensation cost related to non-vested stock options, net of estimated forfeitures, which is expected to be recognized over a weighted average period of 2.93 years. At March 31, 2010, there was $8,881 of total unrecognized compensation cost related to non-vested stock options, net of estimated forfeitures, which is expected to be recognized over a weighted average period of 3.61 years. Stock-based compensation expense for the Company’s stock options under the 2007 plan, during the periods of January 1, 2007 through June 14, 2007 (Predecessor Company), June 15, 2007 through December 31, 2007 (Successor Company), the years ended December 31, 2008 and 2009, and the three months ended March 31, 2009 and 2010, was nil, $12, $464, $499, $112 and $354, respectively.

RSAs

Information concerning RSA’s outstanding under the 2007 Stock Option and Grant Plan is as follows:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares at December 31, 2008	1,507,216	$1.59
Granted	256,250	7.73
Vested and exchanged for Common Stock	(547,734)	1.59
Cancelled	(18,125)	1.59
Non-vested shares at December 31, 2009	1,197,607	2.90
Vested and exchanged for Common Stock*	(141,820)	2.94
Cancelled*	(41,786)	1.59
Non-vested shares at March 31, 2010*	1,014,001	2.95

*	Unaudited

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

12. Employee Stock Plans - (continued)

The following table provides additional information pertaining to the Company’s RSAs:

	Predecessor	Successor			Successor
	January 1, 2007 through June 14, 2007	June 15, 2007 through December 31, 2007	Years Ended December 31,		Three Months Ended March 31,
			2008	2009	2009	2010
					(unaudited)
Weighted average grant-date fair value	—	$1.59	$1.59	$7.73	$—	$—
Total fair value of shares vested	—	—	$925	$871	$234	$417

The aggregate intrinsic value of RSAs outstanding at December 31, 2009 and March 31, 2010 was $9,258 and $9,961, respectively. The intrinsic value for RSAs is calculated based on the par value of the underlying awards and the calculated fair value of such awards as of each period-end date.

At December 31, 2009, there was $2,759 of total unrecognized compensation cost related to non-vested RSAs, net of estimated forfeitures, which is expected to be recognized over a weighted average period of 2.25 years. At March 31, 2010, there was $2,431 of total unrecognized compensation cost related to non-vested RSAs, net of estimated forfeitures, which is expected to be recognized over a weighted average period of 2.13 years. Stock-based compensation expense for the Company’s RSAs under the 2007 plan, for the periods of January 1, 2007 through June 14, 2007 (Predecessor Company), June 15, 2007 through December 31, 2007 (Successor Company), and the years ended December 31, 2008 and 2009, and the three months ended March 31, 2009 and 2010 was nil, $30, $1,088, $949, $147 and $326, respectively.

13. Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding the dilutive effects of Common Stock equivalents. Common stock equivalents include stock options, unvested shares of restricted Common Stock and convertible securities, such as convertible preferred stock. Diluted net loss per share assumes the conversion of the Series A Preferred Stock using the “if converted” method, if dilutive, and includes the dilutive effect of stock options and restricted shares of Common Stock under the treasury stock method.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

13. Net Loss per Share - (continued)

The following table provides a reconciliation of the numerator and denominator used in computing basic and diluted net loss per common share and pro forma net loss per common share:

	June 15, 2007 through December 31, 2007	Years Ended		Three Months Ended
		December 31, 2008	December 31, 2009	March 31, 2009	March 31, 2010
				(unaudited)
Numerator:
Net loss	$(17,008)	$(24,598)	$(24,771)	$(12,119)	$(5,478)
Denominator:
Basic shares:
Weighted-average common shares outstanding	761,554	963,019	1,611,090	1,373,853	2,055,891
Diluted shares:
Weighted-average shares used to compute basic net loss per share	761,554	963,019	1,611,090	1,373,853	2,055,891
Effect of potentially dilutive securities:
Options to purchase Common Stock	—	—	—	—	—
Unvested shares of restricted Common Stock	—	—	—	—	—
Series A Preferred Stock	—	—	—	—	—
Weighted-average shares used to compute diluted net loss per share	761,554	963,019	1,611,090	1,373,853	2,055,891
Net loss per share:
Basic and Diluted	$(22.33)	$(25.54)	$(15.38)	$(8.82)	$(2.66)

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

13. Net Loss per Share - (continued)

The following outstanding options, unvested shares of restricted Common Stock, and Series A Preferred Stock were excluded from the computation of diluted net loss per common share for the periods presented as their effect would have been antidilutive:

	June 15, 2007 through December 31, 2007	Years Ended		Three Months Ended
		December 31, 2008	December 31, 2009	March 31, 2009	March 31, 2010
				(unaudited)
Options to purchase Common Stock	948,790	1,432,428	1,585,243	1,328,682	2,486,855
Unvested shares of restricted Common Stock	1,355,250	1,507,216	1,197,607	1,359,949	1,014,001
Series A Preferred Stock (as-converted basis)	35,238,446	35,132,152	35,103,333	35,026,864	35,101,716

Unaudited Pro Forma Net Loss Per Share

Pro forma basic and diluted net loss per share has been computed to give effect to the conversion into Common Stock of the Company’s Series A Preferred Stock as shown in the table below:

	Year Ended December 31, 2009	Three Months Ended March 31, 2010
		(unaudited)
Net loss	$(24,771)	$(5,478)
Basic shares:
Weighted-average shares used to compute basic net loss per share	1,611,090	2,055,891
Pro forma adjustment to reflect assumed conversion of Series A Preferred Stock to occur upon consummation of the Company’s expected initial public offering	35,103,333	35,101,716
Weighted-average shares used to compute basic pro forma net loss per share	36,714,423	37,157,607
Diluted shares:
Weighted-average shares used to compute basic pro forma net loss per share	36,714,423	37,157,607
Effect of potentially dilutive securities:
Options to purchase Common Stock	—	—
Unvested shares of restricted Common Stock	—	—
Weighted-average shares used to compute diluted net loss per share	36,714,423	37,157,607
Pro forma net loss per share:
Basic and Diluted	$(0.67)	$(0.15)

14. Related Party Transactions

In connection with the Merger described in Note 3, the Company issued and sold to certain affiliates of TA Associates, Inc., an aggregate of 20,557,900 shares of Series A-2 Preferred Stock at a price of $4.92414 per share, and 761,554 shares of Common Stock, for an aggregate purchase price of $101,230 and in consideration for the issuance of the Second Lien Credit Facility (see Note 9) consisting of $30,000 in

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

14. Related Party Transactions - (continued)

principal. The Company also issued 13,159,650 shares of Series A-1 Preferred Stock valued at a price of $4.92414 per share to affiliates of Rho Capital Partners, Inc., in exchange for their shares of IntraLinks, Inc. for an aggregate value of $64.8 million. As a result of the Merger and as of December 31, 2009, the affiliates of TA Associates, Inc. and Rho Capital Partners, Inc. collectively owned 53.7% and 34.4% of the Company, respectively.

Certain affiliates of the Company’s two largest shareholders, TA Associates, Inc. and Rho Capital Partners, Inc., are also customers. Revenue generated from these related party stockholders, including companies under common control with TA Associates, Inc., was $221 and $473, respectively, for the periods of January 1, 2007 through June 14, 2007 (Predecessor Company) and June 15, 2007 through December 31, 2007 (Successor Company), $190 and $259, respectively, for the years ended December 31, 2008 and 2009, and $51 and $136, respectively for the three months ended March 31, 2009 and 2010. Amounts due from affiliates and companies under common control with TA Associates, Inc. totaled $20, $10, and nil, respectively, at December 31, 2008 and 2009, and March 31, 2010.

Additionally, the Predecessor Company had a consulting arrangement with the then Chairman of the Board providing for a fee of $13 for the period ended June 14, 2007.

15. Restructuring Costs

In the fourth quarter of 2001, the Company adopted a restructuring plan to better position the Company for future profitability (the “2001 Plan”) and recorded a charge principally for facilities consolidation and workforce reduction. At December 31, 2007 (Successor Company), the unpaid restructuring liability for the 2001 Plan was $83, related to facilities consolidation, which was paid in full during the year-ended December 31, 2008 (as is shown in the table below).

The restructuring in 2008 accounted for employee severance and other employee-related termination costs and involved a broad organizational streamlining, consolidating responsibilities in certain related functions and eliminating overlapping support functions (the “2008 Plan”). These changes were designed to streamline internal processes and to enable the Company to continue to be more effective and efficient in meeting the needs of the organization and its customers. The 2008 Plan was also designed to enable the Company to operate more efficiently in an uncertain economic environment, as well as to position the Company for expansion of its services into broader markets. The 2008 Plan encompassed approximately 69 employees that were terminated in 2008.

The restructuring in 2009 accounted for employee severance and other employee-related termination costs and primarily involved a reorganization of the Company’s sales and sales supporting operation functions (the “2009 Plan”). Similar to the 2008 Plan, the 2009 Plan was designed to enable the Company to operate more efficiently in a still uncertain economic environment and for continued expansion of its services into broader markets. The 2009 Plan encompassed approximately 60 employees that were terminated in 2009.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

15. Restructuring Costs - (continued)

The following table displays the activity and balances of the restructuring reserves through March 31, 2010:

	Balance January 1, 2008	Expense	Payments	Balance December 31, 2008	Expense	Payments	Balance December 31, 2009	Expense	Payments	Balance March 31, 2010
								(unaudited)
2001 Plan
Facility related	$83	$—	$(83)	$—	$—	$—	$—	$—	$—	$
2008 Plan
Personnel related	$—	$1,316	$(659)	$657	$—	$(657)	$—	—	—
2009 Plan
Personnel related	$—	$—	$—	$—	$1,494	$(762)	$732	$—	$(557)		$175
Total costs	$83	$1,316	$(742)	$657	$1,494	$(1,419)	$732	$—	$(557)		$175

As of December 31, 2008 and 2009, and March 31, 2010, the unpaid reserve balance of restructuring costs is included in Accrued expenses and other current liabilities (see Note 7) in the Company’s Consolidated Balance Sheets. The remaining balance at March 31, 2010 for employee severance and other personnel benefits is expected to be paid by the end of the second quarter of 2010.

16. Commitments and Contingencies

Operating Leases

The Company has entered into operating lease agreements for office space, equipment and application-hosting-related services. Rent is amortized on a straight-line basis over the applicable lease terms.

The approximate aggregate future minimum obligations under non-cancelable operating leases for the five years after December 31, 2009 and thereafter are set forth below:

Year Ending December 31,
2010	$9,571
2011	4,947
2012	5,044
2013	6,190
2014	2,714
Thereafter	15,676
$44,142

Total facilities expenses, net of sublease income, charged to operations for the periods of January 1, 2007 through June 14, 2007 (Predecessor Company) and June 15, 2007 through December 31, 2007 (Successor Company), and for the years ended December 31, 2008 and 2009 was $2,331, $1,227, $3,893 and $4,375, respectively.

In December 2009, the Company executed a new 10 year lease directly with the landlord for its corporate headquarters in New York, New York. Currently the Company occupies the space under a sublease arrangement that expires immediately prior to the time the new lease takes effect. The new lease begins in August 2011 for 10 years and provides for approximately 12 months of initial free rent and an allowance from the landlord to be used for office improvements and certain other payments of approximately $1.9 million. The present value of the future minimum lease payments of the new lease is included in the above table.

INTRALINKS HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended June 14, 2007 (Predecessor Company) and December 31, 2007
(Successor Company), the Years Ended December 31, 2008 and 2009,
and the Three Months Ended March 31, 2009 and 2010 (unaudited)
(In Thousands, Except Share and per Share Amounts)

16. Commitments and Contingencies - (continued)

Capital Leases

In 2007, the Company acquired certain equipment under capital leases. The total cost of the equipment was $313, which is being amortized over the lease term. The capital lease obligation is set to expire in 2010. The remaining lease obligation at December 31, 2008 and 2009, was $140 and $29, respectively.

Legal Proceedings

The Company is involved in claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of such matters will not have a material effect on the Company’s financial position, results of operations, or liquidity. Presently, the Company is not involved in any material legal proceedings.

17. Subsequent Events

The Company evaluated subsequent events through April 9, 2010 and May 21, 2010, with respect to the consolidated financial statements for the year ended December 31, 2009, and three months ended March 31, 2010, respectively, which was commensurate with the date the consolidated financial statements were issued.

On March 5, 2010, the Company entered into an equipment sales agreement to purchase its currently leased equipment from the lessor for $3,424, thereby releasing the Company from any further commitment or obligation for continued lease payments. The Company made the final payment for the purchase of the equipment on April 1, 2010 and owns and possesses the assets that were previously subject to the lease arrangement. The purchase price represents the aggregate of the remaining committed lease payments and the residual value of the equipment as of the date of purchase. The purchase of the previously leased equipment has no impact on the consolidated financial statements for the year ended December 31, 2009.

On May 14, 2010, the Company entered into an agreement with its lenders to amend the First Lien Credit Agreement and Second Lien Credit Agreement. The purpose of the amended credit agreements is to allow the Company to use net proceeds from this offering for the repayment in full of the PIK Loan under the Holdings Senior PIK Credit Agreement and for the repayment of the Tranche B and Tranche C term loans under the Second Lien Credit Agreement on a pro rata basis. Under the terms of the existing First and Second Lien Credit Agreements, the Company was restricted with regards to repayment preference. The amendment of the First Lien Credit Agreement includes updated terms on the interest rate, including a LIBOR floor of 1.5% (should the Company elect the LIBOR option) and an increase in the rate margin of 1.75%. The amendment of the Second Lien Credit Agreement includes updated terms on the interest rate of the Tranche C term loan, including a LIBOR floor of 2.0% (should the Company elect the LIBOR option) and an increase in the rate margin of 0.75%. The updated interest rates will be effective immediately following the consummation of this public offering. The amended credit agreements have no impact on the consolidated financial statements for the year ended December 31, 2009.

INTRALINKS HOLDINGS, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2009 and 2008,
and the Periods June 15, 2007 through December 31, 2007 (Successor Company)
and January 1, 2007 through June 14, 2007 (Predecessor Company)

(In Thousands)	Balance at Beginning of Period	Additions Charged to Expense(1)	Deductions for Purposes for Which the Accounts Were Set Up(2)	Balance at End of Period
Year ended December 31, 2009
Deducted from Accounts Receivable:
Allowance for doubtful accounts	$865	$483	$(737)	$611
Credit reserve	1,740	5,845	(5,726)	1,859
Total	$2,605	$6,328	$(6,463)	$2,470
Year ended December 31, 2008
Deducted from Accounts Receivable:
Allowance for doubtful accounts	$223	$1,200	$(558)	$865
Credit reserve	1,640	4,670	(4,570)	1,740
Total	$1,863	$5,870	$(5,128)	$2,605
Period of June 15, 2007 through December 31, 2007 (Successor Company)
Deducted from Accounts Receivable:
Allowance for doubtful accounts	$435	$(47)	$(165)	$223
Credit reserve	1,302	2,593	(2,255)	1,640
Total	$1,737	$2,546	$(2,420)	$1,863
Period of January 1, 2007 through June 14, 2007 (Predecessor Company)
Deducted from Accounts Receivable:
Allowance for doubtful accounts	$417	$35	$(17)	$435
Credit reserve	1,205	1,541	(1,444)	1,302
Total	$1,622	$1,576	$(1,461)	$1,737

(1)	Additions to Allowance for doubtful accounts are charged to expense, and additions to the credit reserve are recorded as a reduction of revenue.
(2)	Includes actual write offs (net of recoveries) and credits issued

******

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Total
SEC registration fee	$13,547
FINRA filing fee	$19,500
New York Stock Exchange initial listing fee	$125,000
Blue sky qualification fees and expenses	$10,000
Printing and engraving expenses	$200,000
Legal fees and expenses	$1,300,000
Accounting fees and expenses	$800,000
Transfer agent and registrar fees	$5,700
Miscellaneous	$276,253
Total	$2,750,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated by-laws, which will be effective upon the completion of this offering, provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters, severally and not jointly, of the Registrant, its directors and its officers who sign this Registration Statement with respect to losses arising from misstatements or omissions in the Registration Statement or prospectus with reference to information relating to such underwriters furnished to the Registrant in writing by such underwriters expressly for use herein.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of Capital Stock

In June 2007, we issued and sold an aggregate of 20,557,900 shares of our Series A-2 preferred stock to affiliates of TA Associates, Inc., one of our 5% stockholders, at a price of $4.92414 per share. In addition, in June 2007 and December 2007, we issued an aggregate of 13,408,780 shares of our Series A-1 preferred stock to certain former stockholders of IntraLinks, Inc. valued at $4.92414 per share, including 13,159,650 shares to affiliates of Rho Capital Partners, Inc., one of our 5% stockholders for an aggregate value of $64.8 million and an aggregate of 50,773 shares to J. Andrew Damico, our President and Chief Executive Officer, in exchange for shares in IntraLinks, Inc. No underwriters were used in the foregoing transactions. All sales of securities described above were made to accredited investors in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants and Exercises of Stock Options; Awards of Restricted Stock; Awards of Restricted Preferred Stock

During the period from January 1, 2007 through June 14, 2007, our subsidiary IntraLinks, Inc. granted stock options to purchase an aggregate of 404,000 shares of our common stock, with exercise prices ranging from $14.38 to $26.38 per share, to employees pursuant to our stock option plans. During the same period, IntraLinks, Inc. issued and sold an aggregate of 12,546 shares of our common stock upon exercise of stock options granted pursuant to our stock plans for an aggregate consideration of $15,708.

In connection with the Merger, effective June 15, 2007, all previously issued and outstanding shares of common stock of IntraLinks, Inc. were cancelled.

Since June 15, 2007, we have granted stock options to purchase an aggregate of 3,143,540 shares of our common stock, with exercise prices ranging from $1.59 to $6.76 per share, to employees, directors and consultants pursuant to our stock option plans. From June 15, 2007 to March 31, 2010, we have issued and sold an aggregate of 136,355 shares of our common stock upon exercise of stock options granted pursuant to our stock plans for an aggregate consideration of $216,804. Since June 15, 2007, we have issued an aggregate of 2,351,500 shares of our common stock to employees, directors and consultants in connection with awards of restricted stock pursuant to our option plans for no cash consideration. In addition, since June 15, 2007, we have issued and sold an aggregate of 2,033,320 shares of our Series A-1 preferred stock, at a purchase price of $4.92414 per share, to employees and directors in connection with awards of restricted stock pursuant to our option plans for an aggregate consideration of $10,012,352. The issuance of common stock upon exercise of the options and the issuance of common stock and Series A preferred stock in connection with awards of restricted stock were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering. The common stock issued upon exercise of options and in connection with awards of restricted stock are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedule.

The financial statement schedule can be found in the consolidated financial statements section of this registration statement under the heading “Schedule II — Valuation and Qualifying Accounts” and is incorporated herein by reference.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of July, 2010.

INTRALINKS HOLDINGS, INC.
By: /s/ J. Andrew Damico J. Andrew Damico President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated below on the 20th day of July, 2010.

Signature	Title
/s/ J. Andrew Damico J. Andrew Damico	President and Chief Executive Officer (Principal Executive Officer)
/s/ Anthony Plesner Anthony Plesner	Chief Financial Officer and Chief Administrative Officer (Principal Financial and Accounting Officer)
* Patrick J. Wack, Jr.	Chairman of the Board of Directors
* Brian J. Conway	Director
* Peter Gyenes	Director
* Tom Hale	Director
* Habib Kairouz	Director
* Robert C. McBride	Director
* Harry D. Taylor	Director
* By: /s/ J. Andrew Damico J. Andrew Damico As Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
2.1**	Agreement and Plan of Merger by and among the Registrant, TA Indigo Merger Sub, Inc., IntraLinks, Inc. and the representative of the stockholders, dated as of April 27, 2007, as amended.
3.1*	Form of Third Amended and Restated Certificate of Incorporation of the Registrant, to be in effect on the date this Registration Statement is declared effective by the Securities and Exchange Commission.
3.2*	Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.3*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.
4.1*	Specimen Common Stock Certificate.
4.2**	Registration Rights Agreement by and among the investors and shareholders listed therein and the Registrant, dated as of June 15, 2007.
4.3**	Stockholders Agreement by and among the investors and shareholders listed therein and the Registrant, dated as of June 15, 2007, as amended.
5.1*	Opinion of Goodwin Procter LLP.
10.1**	Sublease Agreement by and between Meredith Corporation and IntraLinks, Inc., dated as of September 24, 2007.
10.2**	First Amendment to Sublease Agreement by and between Meredith Corporation and IntraLinks, Inc., dated as of June 2009.
10.3**	Lease Agreement by and between Hiro Real Estate Co. and IntraLinks, Inc., dated as of December 31, 2009.
10.4**	2007 Stock Option and Grant Plan, First Amendment to 2007 Stock Option and Grant Plan, Form of Incentive Stock Option Agreement, Form of Non-Qualified Stock Option Agreement and Form of Restricted Stock Agreement.
10.5**	2007 Restricted Preferred Stock Plan and Form of Restricted Stock Agreement.
10.6*	2010 Employee Stock Purchase Plan.
10.7*	2010 Equity Incentive Plan and forms of award agreements.
10.8**	Senior Executive Incentive Bonus Plan.
10.9**	First Lien Credit Agreement by and among IntraLinks, Inc., the Registrant, the lenders listed therein, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC, as joint lead arrangers and joint bookrunners, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent for the lenders and as syndication agent, and ING Capital LLC, as documentation agent, dated as of June 15, 2007, including Amendment No. 1 to Credit Agreement, dated as May 14, 2010, thereto.
10.10**	Second Lien Credit Agreement by and among IntraLinks, Inc., the Registrant, the lenders listed therein, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC, as joint lead arrangers and joint bookrunners, Deutsche Bank Trust Company Americas, as administrative agent and collateral agent for the lenders and as syndication agent, dated as of June 15, 2007, including Amendment No. 1 to Credit Agreement, dated as May 14, 2010, thereto.
10.11**	Holdings Senior PIK Credit Agreement by and among the Registrant, the lenders listed therein, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC, as joint lead arrangers and joint bookrunners, Deutsche Bank Trust Company Americas, as administrative agent for the lenders and as syndication agent, dated as of June 15, 2007.

Exhibit No.	Description
10.12**	Employment Agreement by and between IntraLinks, Inc. and J. Andrew Damico, dated as of February 26, 2008.
10.13**	Employment Agreement by and between IntraLinks, Inc. and Anthony Plesner, dated as of March 18, 2005.
10.14**	IntraLinks, Inc. Senior Executive Severance Plan.
10.15**	Form of Indemnification Agreement.
21.1**	List of Subsidiaries of the Registrant.
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page).

*	Filed herewith.
**	Previously filed.